Form 20-F
period 2023-12-31
Okeanis Eco Tankers Corp.
filed 2024-04-30
CIK 1964954

As filed with the Securities and Exchange Commission on April 30, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from         to

Commission file number: 001-41858

Okeanis Eco Tankers Corp.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

c/o OET Chartering Inc.

Ethnarchou Makariou Ave.,&2 D. Falireos St.

185 47 N. Faliro, Greece

(Address of principal executive offices)

Iraklis Sbarounis

Tel. +30 210 480 4200

Email: ir@okeanisecotankers.com

Ethnarchou Makariou Ave.,&2 D. Falireos St.

185 47 N. Faliro, Greece

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

With copies to:

Steven Hollander, Esq.

Watson Farley & Williams LLP

250 West 55th Street

New York, New York 10019

Tel.: (212) 922-2200

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Shares of Common Stock, par value $0.001	ECO	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2023, 32,194,108 shares of common stock, par value $0.001 per share, were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable

☐ Yes	☐ No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F, or the Annual Report, and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. When used in this Annual Report, statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “continue,” “seeks,” “views,” “possible,” “likely,” “may,” “should,” and similar words, phrases, or expressions identify forward-looking statements, and the negatives of those words, phrases, or expressions, or statements that events, conditions, or results “can,” “will,” “may,” “must,” “would,” “could,” or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, costs, regulations, events, or trends identify forward-looking statements. The absence of these words does not necessarily mean that a statement is not forward-looking.

The forward-looking statements in this Annual Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these assumptions and matters discussed elsewhere herein and, in the documents, incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

●	our ability to maintain or develop new and existing customer relationships with major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels, and those we may acquire in the future;
●	our future operating and financial results;
●	our future vessel acquisitions, sales, our business strategy, and expected and unexpected capital spending or operating expenses, including general and administrative, drydocking, crewing, bunker costs, and insurance costs;
●	our financial condition and liquidity, including our ability to pay amounts that we owe and to obtain financing in the future to fund capital expenditures, acquisitions, and other general corporate activities;
●	oil tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;
●	our ability to take delivery of, integrate into our fleet, and employ any vessels we may acquire in the future, or any newbuildings we may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;
●	our dependence on our technical manager, Kyklades Maritime Corporation, an affiliate of our Chairman, to operate our vessels;
●	the aging of our vessels, and those we may acquire in the future, and resultant increases in operation and drydocking costs;
●	the ability of our vessels, and any vessels we may acquire in the future, to pass classification inspections and vetting inspections by oil majors and big chemical corporations, or other authorities;
●	significant changes in vessel performance, including increased vessel breakdowns;
●	length and number of off hire days, drydocking requirements, and insurance costs;

●	availability of key employees and crew;
●	hazards inherent in the maritime industry causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;
●	repudiation, nullification, termination, modification or renegotiation of contracts;
●	U.S., EU or other foreign monetary policy and foreign currency fluctuations and devaluations;
●	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;
●	our ability to repay outstanding indebtedness, to comply with the covenants contained therein, to obtain additional financing, and to obtain replacement charters for our vessels, and any vessels we may acquire in the future, in each case, at commercially acceptable rates or at all;
●	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof, or changes to tax policies and other government regulations and economic conditions that are beyond our control;
●	our ability to pay dividends;
●	our ability to maintain the listing of our common shares on the New York Stock Exchange or the Oslo Børs;
●	our ability to comply with additional costs and risks related to our environmental, social, and governance policies and regulation;
●	potential liability from litigation, including purported class-action litigation;
●	changes in general economic and business conditions;
●	potential conflicts of interest involving our significant shareholders;
●	general domestic and international political conditions, international conflict or war (or threatened war), including between Russia and Ukraine and between Israel and Hamas, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists, or major disease outbreaks such as the recent worldwide outbreak of the novel coronavirus (“COVID-19”);
●	changes in production of or demand for oil, either globally or in particular regions;
●	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;
●	potential liability from future litigation and potential costs due to our vessels’ operations, and the operation of any vessels we may acquire in the future, including due to any environmental damage and vessel collisions;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cyber security breach;
●	the length and severity of public health threats, epidemics and pandemics, including the global outbreak of COVID-19 (and various variants that may emerge), and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets; and
●	other important factors described in “Item 3.D. Risk Factors” and from time to time in the reports filed by us with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”).

You should not place undue reliance on forward-looking statements contained in this Annual Report because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this Annual Report are qualified in their entirety by the cautionary statements contained in this Annual Report.

Any forward-looking statements contained herein are made only as of the date of this Annual Report, and except to the extent required by applicable law or regulation, we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on industry publications and other published industry sources prepared by third parties, including the International Energy Agency (“IEA”) Global Electric Vehicles (“EV”) Outlook 2023, the IEA Stated Policies Scenario, as well as publicly available information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. We believe the data from third party sources to be reliable based on our management’s knowledge of the industry.

TRADEMARKS

This Annual Report may contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this Annual Report is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names presented in this Annual Report may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

PART I

Unless the context otherwise requires, as used in this Annual Report, the terms “Company,” “we,” “us,” and “our” refer to Okeanis Eco Tankers Corp. and any or all of its subsidiaries, and “Okeanis Eco Tankers Corp.” refers only to Okeanis Eco Tankers Corp. and not to its subsidiaries. References to our “technical manager,” “Kyklades” or “KMC” are to Kyklades Maritime Corporation, a related party of our Chairman, which performs the technical management of our fleet.

We use the term deadweight tons, or “dwt,” in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $,” and “$” in this Annual Report are to the lawful currency of the United States of America. References to “Norwegian Kroner” and “NOK” are to the lawful currency of Norway. Certain financial information has been rounded, and, as a result, certain totals shown in this Annual Report may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate, and others relate to our business in general or our common stock. The occurrence of one or more of the following risks could materially and adversely impact our business, financial condition, operating results and cash flows, and the trading price of our common shares could decline.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the headings “Risks Relating to Our Industry,” “Risks Relating to Our Business,” “Risks Relating to Our Common Shares,” and “Risks Relating to Our Relationship with Our Technical Manager and its Affiliates” and should be carefully considered, together with other information in this Annual Report on Form 20-F before making an investment decision regarding our common stock.

●	General tanker market conditions, including fluctuations in charter hire rates, vessel values, vessel supply, and need and demand for vessels and for crude oil or refined oil products;
●	General economic, political and business conditions and disruptions, including sanctions, public health, piracy, terrorist attacks and other measures;
●	Global economic conditions and disruptions in world financial markets, and the resulting governmental action;

●	Compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
●	Changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
●	Inherent operational risks, weather damage, inspection procedures, and import and export controls of the tanker industry;
●	Reliance on information systems and potential security breaches;
●	Our continued borrowing availability under our credit facilities and compliance with the financial covenants therein, and ability to borrow new funds or refinance existing facilities;
●	Our use of available funds, and the banks in which such funds are held;
●	Capital expenditures and other costs necessary to operate and maintain our vessels;
●	Our dependence on a limited number of customers for a large part of our revenue;
●	Our dependence on our charterers and other counterparties fulfilling their obligations;
●	Our ability to attract and retain key management personnel and potentially manage growth and improve our operations and financial systems and staff;
●	Delays or defaults by the shipyards in the construction of newbuildings, or defaults in construction;
●	Our ability to successfully and profitably employ our vessels;
●	Our executive officers not devoting all of their time to our business;
●	Labor interruptions;
●	Conducting substantial business in China;
●	Our revenues being derived substantially from the crude oil tanker segment;
●	Increases in operating costs, including rising fuel prices;
●	The aging of our fleet and vessel replacement;
●	One or more of our vessels becoming unavailable or going off-hire;
●	Potential increased premium payments from protection and indemnity associations;
●	Technological innovation and quality and efficiency requirements from our customers;
●	Fluctuations in foreign currency exchange and interest rates, and risks relating to hedging activities;
●	Fraud, fraudulent and illegal behavior, including the smuggling of drugs or other contraband onto our vessels;
●	Arrest or requisition of our vessels;
●	Effects of U.S. federal tax on us and our shareholders;
●	Increased cost, time and effort for being listed on the NYSE and the Oslo Børs, including compliance initiatives, internal controls and corporate governance practices and policies;

●	Volatility in the price of our common shares and dilution of shareholders;
●	Our ability to pay dividends;
●	Compliance with economic substance requirements;
●	Potential conflicts of interest involving our significant shareholders and involving KMC;
●	Our dependence on KMC;
●	Other factors that may affect our financial condition, liquidity, results of operations, and ability to pay dividends; and
●	Other risk factors discussed under “Item 3.D. Risk Factors.”

RISKS RELATING TO OUR INDUSTRY

The tanker industry has historically been cyclical and volatile.

The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values, and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. For example, in 2023, the BDTI reached a high of 1,648 and a low of 713. Although the BDTI was 1,096 as of April 25, 2024, there can be no assurance that the crude oil charter market will continue to increase, and the market could again decline. Recent heightened volatility in charter prices has resulted primarily from the war in Ukraine and sanctions on Russian exports of crude oil and petroleum products, and there is great uncertainty about the future impact of those events. More recently, the war between Israel and Hamas has resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea. Such circumstances have had and could in the future result in adverse consequences for the tanker industry. In general, volatility in charter rates depends on, among other factors, (i) supply and demand for tankers, (ii) the demand for crude oil and petroleum products, (iii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iv) oil refining volumes, (v) oil prices, and (vi) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. Our revenues are affected by whether we employ some of our vessels on time charters, which have a fixed income for a pre- set period of time as opposed to trading ships in the spot market where their earnings are heavily impacted by the supply and demand balance. If we are not able to obtain new contracts in direct continuation with existing charters or for newly acquired vessels, or if new contracts are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected, we may have to record impairment adjustments to the carrying values of our fleet and we may not be able to comply with the financial covenants in our loan agreements.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessels and changes in the supply and demand for oil. Factors affecting the supply and demand for our vessel, or vessels we acquire are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in the tanker industry conditions are also unpredictable.

Factors that influence demand for tanker vessel capacity include:

●	supply and demand for oil carried;
●	changes in oil production;
●	oil prices;

●	the distance required for oil being moved by sea;
●	any restrictions on crude oil production imposed by OPEC and non-OPEC oil producing countries;
●	global and regional economic and political conditions, including “trade wars” and developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production, armed conflicts, and work stoppages;
●	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing or the development of new pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;
●	worldwide and regional availability of refining capacity and inventories;
●	environmental and other legal and regulatory developments;
●	economic slowdowns caused by public health events, such as the COVID-19 pandemic and its variants, or inflationary pressures and related governmental responses thereto;
●	currency exchange rates;
●	weather, natural disasters, and other acts of God;
●	increased use of renewable and alternative sources of energy;
●	competition from alternative sources of energy, other shipping companies, and other modes of transportation; and
●	international sanctions, embargoes, import and export restrictions, nationalizations, piracy, and wars or other conflicts, including the war in Ukraine and between Israel and Hamas and the Houthi crisis in and around the Red Sea.

The factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;
●	current and expected newbuilding orders for vessels;
●	the scrapping rate of older vessels;
●	the availability of financing for new or secondhand tankers;
●	speed of vessel operation;
●	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, scrapping and laying up of vessels;
●	the price of steel and vessel equipment;
●	technological advances in the design, capacity, propulsion technology, and fuel consumption efficiency of vessels;
●	potential conversion of vessels for alternative use;
●	changes in environmental and other regulations that may limit the useful lives of vessels;
●	port or canal congestion;

●	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;
●	environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions;
●	the number of vessels that are out of service at a given time, namely those that are laid-up, drydocked, awaiting repairs, or otherwise not available for hire, including those that are in drydock for the purpose of installing exhaust gas cleaning systems, known as scrubbers; and
●	changes in the global petroleum market.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing, and degree of changes in industry conditions are unpredictable. Market conditions have been volatile in recent years and continued volatility may reduce demand for transportation of oil over longer distances and increase the supply of tankers, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends, and existing contractual obligations.

Decreases in shipments of crude oil may occur.

The demand for our oil tankers derives primarily from demand for Arabian Gulf, West African, North Sea, Caribbean, Latin America, Russian, and U.S. shale crude oil, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. Any decrease in shipments of crude oil or change in trade patterns from the above-mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

●	increased crude oil production from other areas;
●	increased refining capacity in the Arabian Gulf or West Africa;
●	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;
●	a decision by oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;
●	armed conflict between Ukraine and Russia and the resultant sanctions;
●	armed conflict in the Arabian Gulf and West Africa and political or other factors; and
●	the development, availability, and the costs of nuclear power, natural gas, coal, renewable, and other alternative sources of energy.

In addition, volatile economic conditions affecting world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings, our ability to pay dividends, and our existing contractual obligations.

An over-supply of tanker capacity may occur.

The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. In recent years, shipyards have produced a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline, resulting in a decrease in the value of our vessels and the charter rates that we can obtain. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations, our ability to pay dividends, and our compliance with current or future covenants with respect to any of our financing arrangements.

An over-supply of oil tankers as well as the uncertainty surrounding the impact of the sanctions on Russian exports of crude oil and petroleum products has already resulted in an increase in oil tanker charter hire rate volatility. If this volatility persists, we may not be able to find profitable charters for our vessels, or vessels we may acquire, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, our ability to pay dividends and our compliance with current or future covenants with respect to any of our financing arrangements.

Consumer demand may shift away from oil or there may be changes to trade patterns for crude oil or refined oil products.

A significant portion of our earnings are related to the oil industry. A shift in or disruption of consumer demand from oil towards other energy sources such as electricity, natural gas, liquified natural gas, renewable energy, hydrogen, or ammonia will potentially affect the demand for our vessels. A shift from the use of internal combustion engine vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows, and financial position. The continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy, or nuclear energy, which shift appears to be accelerating as a result of a shift in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials, and seasonality. Changes to the trade patterns of crude oil or refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our tankers and charter rates. This could have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

The IEA noted in its Global Electric Vehicles (“EV”) Outlook 2023 that a total of 14% of all new cars sold were electric in 2022, up from around 9% in 2021 and less than 5% in 2020. Electric car sales in the first quarter of 2023 were 2.3 million, up 25% from the same quarter of 2022. Under the IEA Stated Policies Scenario (STEPS), the global outlook for the share of electric car sales based on existing policies and firm objectives has increased to 35% in 2030, up from less than 25% in the previous outlook. The IEA has stated that, based on existing policies, oil demand from road transport is projected to peak around 2025 in the STEPS, with the amount of oil displaced by electric vehicles exceeding 5 million barrels per day in 2030. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to make cash distributions.

Our operating results are subject to seasonal fluctuations.

Our vessels operate in markets that have historically exhibited seasonal variations in tanker demand, which may result in variability in our results of operations on a quarter-by-quarter basis. Tanker markets are typically stronger in the winter months due to increased oil consumption in the northern hemisphere, but weaker in the summer months due to lower oil consumption in the northern hemisphere and refinery maintenance. As a result, revenues generated by the tankers in our fleet have historically been weaker during the fiscal quarters ending June 30 and September 30. However, there may be periods in the northern hemisphere when the expected seasonal strength does not materialize to the extent required to support sustainable profitable rates due to tanker overcapacity.

Our financial results may be adversely affected by the outbreak of epidemic and pandemic diseases, including COVID-19, and any relevant governmental responses thereto.

Global public health threats, such as the COVID-19 pandemic, influenza and other highly communicable diseases or viruses, outbreaks which have from time to time occurred in various parts of the world in which we operate, including China, could disrupt global financial markets and economic conditions and adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our charterers and other customers.

For example, the outbreak of COVID-19 caused severe global disruptions, with governments in affected countries imposing travel bans, quarantines and other emergency public health measures. Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. Although the incidence and severity of COVID-19 and its variants have diminished over time, similar restrictions, and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on, or disembark from, ports located in regions affected by the outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

The extent to which our business, operating results, cash flows, financial condition, financings, value of our vessels or vessels we may acquire and ability to pay dividends may be negatively affected by a resurgence of COVID-19 or future pandemics, epidemics or other outbreaks of infectious diseases, which is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) shortages or reductions in the supply of essential goods, services or labor; and (v) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of a new COVID-19 variant or strain, or any future infectious disease outbreak, pandemic or epidemic may have on our business, operating results, cash flows and financial condition, which could be material and adverse.

The current state of the world financial market and current economic conditions could have a material adverse impact on our results of operations, financial condition and cash flows.

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, results of operations, financial condition and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods and oil. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our ships. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. In addition, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends.

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, tensions in and around the Red Sea and between Russia and NATO, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflicts in the Middle East, the South China Sea region, and in other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics, such as COVID-19 and its variants, and banking crises or failures, such as the recent Silicon Valley Bank, Signature Bank and First Republic Bank failures. For example, due in part to fears associated with the spread of COVID-19 (as more fully described above), global financial markets experienced significant volatility which may continue as the pandemic evolves, resurges, or a new COVID-19 variant emerges. See “— Our financial results may be adversely affected by the outbreak of epidemic and pandemic diseases, including COVID-19, and any relevant governmental responses thereto.” In addition, the continuing conflict in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on shipping in and around the Red Sea and their impact on the world economy is uncertain. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain.

These issues, along with the limited supply of credit to the shipping industry and the re-pricing of credit risk, along with the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments in the future if current or future lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

We cannot be certain that financing or refinancing will be available on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures. Also, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult.

Further, we may not be able to access our existing cash due to market conditions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation (FDIC) took control and was appointed receiver of Silicon Valley Bank (a bank unrelated to us and our activities), and in April 2023 Credit Suisse was acquired by UBS. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash may be threatened and could have a material adverse effect on our business and financial condition. In addition, if a bank, or the public, believes that a bank is not stable, the bank may institute procedures or rules to limit withdrawals and access to funds, which, if implemented, would have a material adverse effect on our business and financial condition.

Volatility of SOFR and potential changes of the use of SOFR as a benchmark could affect our profitability, earnings, and cash flow.

The calculation of interest in most financing agreements in our industry has been historically based on the London Interbank Offered Rate (“LIBOR”). LIBOR was the subject of recent national, international, and other regulatory guidance and proposals for reform. In response thereto, the Alternative Reference Rate Committee, a committee convened by the Federal Reserve Board that includes major market participants, proposed the Secured Overnight Financing Rate, or “SOFR,” as an alternative rate to replace U.S. Dollar LIBOR. While our financing arrangements previously used LIBOR, including during the fiscal years ended December 31, 2023 and December 31, 2022, in 2023 we amended those loan agreements to transition from LIBOR to SOFR. As a result, none of our financing arrangements currently utilizes LIBOR, and those that have a reference rate use SOFR, in line with current market practice.

An increase in SOFR, including as a result of the interest rate increases effected by the United States Federal Reserve and the United States Federal Reserve’s recent hike of U.S. interest rates in response to rising inflation, would affect the amount of interest payable under our existing loan agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow and ability to pay dividends. Furthermore, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. Therefore, the use of SOFR-based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that were expected when interest was based on LIBOR. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us.

In order to manage any future exposure to interest rate fluctuations, we may from time-to-time use interest rate derivatives to effectively fix any floating rate debt obligations, or we may maintain adequate cash balances in Euros. No assurance can, however, be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position, and have the potential to cause us to breach covenants in our loan agreements that require maintenance of certain financial positions and ratios. Interest rate derivatives may also be impacted by the transition to SOFR or to other alternative rates.

We are subject to complex laws and regulations, including environmental regulations.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state, and local laws and national and international regulations in force in the jurisdictions in which our vessels, or vessels we acquire, will operate or are registered, which can significantly affect the operation of our vessels, or vessels we acquire. These regulations include, but are not limited to, the International Convention for the Prevention of Pollution from Ships of 1973, as amended from time to time and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs, thereunder, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations, and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels, or vessels we acquire, or resale prices or useful lives of our vessels or require reductions in capacity, vessel modifications, or operational changes or restrictions. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures, and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows, and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions, or the suspension or termination of our operations. Failure to comply with these requirements could lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national, and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for impairment of the environment, personal injury, and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines, and other sanctions, including, in certain instances, seizure or detention of our vessels. Events of this nature would have a material adverse effect on our business, financial condition, and results of operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators, and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Events such as the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. An oil spill could result in significant liability, including fines, penalties, and criminal liability and remediation costs for natural resource damages under other federal, state, and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although insurance covers certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, and financial condition and our ability to pay dividends, if any, in the future.

We are subject to international safety regulations and requirements imposed by classification societies.

The operation of our vessels, or vessels we acquire, is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners, ship managers, and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, invalidate existing insurance, or decrease available insurance coverage for the affected vessels (and any available insurance coverage may be a higher cost) and may result in a denial of access to, or detention in, certain ports, including United States and European Union ports.

In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for Safety of Life at Sea. If a vessel does not maintain its class and/or fails any annual survey, intermediate survey, or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations and may breach one or more covenants in our loan agreements.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. Additionally, at MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050.

Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines, and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. While currently all our vessels have scrubbers installed, costs of compliance with these regulatory changes for any non-scrubber vessels we may acquire may be significant and may have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

Additional greenhouse regulations may result in increased implementation and compliance costs and expenses, such as:

●	IMO Data Collection System (DCS): in October 2016, at MEPC 70, the IMO adopted a mandatory data collection system, or the IMO DCS, which requires vessels above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. This IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, and offshore installations. Data is reported annually to the flag state which issues to the vessel a statement of compliance.
●	Amendments to MARPOL Annex VI: MEPC 79 adopted amendments to MARPOL, Annex VI regarding reporting requirements in connection with the implementation of the Energy Efficiency Existing Ship Index, or EEXI, and carbon intensity indicator, or CII, framework, which amendments are expected to become effective on May 1, 2024. Beginning in January 2023, Annex VI requires EEXI and CII certification. The first annual reporting was to be completed in 2023, with initial ratings given in 2024.

●	Net zero greenhouse emissions in the EU by 2050: in 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the “Fit for 55” to support the climate policy agenda. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information.

Furthermore, on January 1, 2024, the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation is expected to come into effect on January 1, 2025. The ETS is to apply gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who not only assume full compliance for ETS but also under the ISM Code. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly, especially if other shipping companies are similarly looking to do the same. New systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance. The cost of compliance, and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

In addition, although the emissions of greenhouse gases from international shipping currently are not currently subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations, and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels and operating and maintaining our existing vessels, and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected. If not in compliance with certain key indicators, then we also face the risk of losing the ability to obtaining financing or re-financing with “green” or “sustainability” loans.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, and scarcity of water resources, may negatively impact our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict at this time.

Our operations may be adversely impacted by severe weather, including as a result of climate change.

Tropical storms, hurricanes, typhoons and other severe maritime weather events could result in the suspension of operations at the planned ports of call for our vessels and require significant deviations from our vessels’ routes. In addition, climate change could result in an increase in the frequency and severity of these extreme weather events. The closure of ports, rerouting of vessels, damage of production facilities, as well as other delays caused by increasing frequency of severe weather, could stop operations or shipments for indeterminate periods and have a material adverse effect on our business, results of operations and financial condition.

Our vessels, or vessels we may acquire, may suffer damage due to the inherent operational risks of the tanker industry and we may experience unexpected drydocking costs.

The operation of an ocean-going vessel carries inherent risks. Our vessels, or vessels we may acquire, and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, diseases (such as the outbreak of COVID-19), quarantine, and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, or delay or re-routing, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in such tankers.

If our vessels, or vessels we may acquire, suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, the actual cost of these repairs, as well as repositioning costs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels, or vessels we may acquire, may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities, or both, would decrease our earnings.

The market value of our vessels, and those we may acquire in the future, may fluctuate significantly.

The fair market value of our vessels, or vessels we may acquire, may increase and decrease depending on the following factors:

●	general economic and market conditions affecting the shipping industry;
●	prevailing level of charter rates;
●	competition from other shipping companies;
●	types, sizes, and ages of vessels;
●	the availability of other modes of transportation;
●	supply and demand for vessels;
●	shipyard capacity and slot availability;
●	cost of newbuildings;
●	price of steel;
●	exchange rates levels;
●	number of tankers scrapped;
●	governmental or other regulations; and
●	technological advances and the development, availability, and cost of nuclear power, natural gas, coal, renewable energy, and other alternative sources of energy.

Dislocations in the supply of and demand for tankers as a result of the ongoing war in Ukraine and sanctions on Russian exports have resulted in greatly increased volatility in tanker asset prices. Furthermore, the ongoing war between Israel and Hamas and the Houthi rebel attacks on shipping in the Red Sea have an uncertain impact on the supply and demand for tankers. If we sell any of our vessels, or any vessel we may acquire, at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount, we will evaluate the vessel for a potential impairment adjustment. If the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we may be required to write down the carrying amount of the vessel to its fair value less costs to sell, in our financial statements and incur a loss and a reduction in earnings even if we do not immediately sell the vessel.

In addition, our financing arrangements require us to maintain specified collateral coverage ratios and to satisfy financial covenants, including requirements based on the market value of our vessels and our liquidity. Declines of market values of our vessels may affect our ability to comply with various covenants and could also limit the amount of funds we are permitted to borrow under our current or future loan arrangements. If we breach the financial and other covenants under any of our loan arrangements, our lenders could accelerate our indebtedness and foreclose on vessels in our fleet, which would significantly impair our ability to continue to conduct our business. If our indebtedness were accelerated in full or in part, it may be very difficult for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our business, financial condition, and ability to continue our business and pay dividends.

We could face penalties under European Union, United States, or other economic sanctions authorities and our vessels, or vessels we may acquire, may call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government or other governmental authorities.

Our business could be adversely impacted if we are found to have violated economic sanctions under the applicable laws of the European Union, the United States or another applicable jurisdiction against countries such as Iran, Syria, North Korea, and Cuba. U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals, and are frequently updated or changed.

Many economic sanctions relate to our business, including prohibitions on certain kinds of trade with countries, such as exportation or re-exportation of commodities, or prohibitions against certain transactions with designated nationals who may be operating under aliases or through non-designated companies.

Additionally, the U.S. Iran Threat Reduction Act amended the Securities Exchange Act of 1934, as amended, or the Exchange Act, to require issuers that file annual or quarterly reports under Section 13(a) of the Exchange Act to include disclosure in their annual and quarterly reports as to whether the issuer or its affiliates have knowingly engaged in certain activities prohibited by sanctions against Iran or transactions or dealings with certain identified persons. We are subject to this disclosure requirement.

While our vessels have not called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws in 2023, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions in violation of applicable sanctions or embargo laws on charterers’ instructions and without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time.

In particular, the ongoing war in Ukraine could result in the imposition of further economic sanctions by the United States, the European Union, and other government authorities, against Russia. Certain of our charterers or other parties with whom we have entered into contracts regarding our vessels may be affiliated with persons or entities that are the subject of sanctions imposed by the U.S. government, the European Union, and/or other international bodies relating to the annexation of Crimea by Russia in 2014 and the current conflict in Ukraine. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, any such violation could result in fines, penalties, or other sanctions that could severely impact our ability to access capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, effects of terrorism, civil unrest, and governmental actions in countries or territories in which we operate.

Political instability, terrorist or other attacks, war, international hostilities, and public health threats can affect the tanker industry.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition, and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions where our vessels, or vessels we may acquire, are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political uncertainty and armed conflicts, including the war between Ukraine and Russia and between Israel and Hamas, Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as the withdrawal of the U.K. from the European Union, or “Brexit”, or another withdrawal from the European Union, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities. Such events may contribute to further economic instability in the global financial markets and international commerce, and could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on the tanker market, which has experienced volatility. The United States, the United Kingdom, and the European Union, among other countries, have announced unprecedented economic sanctions and other penalties against certain persons, entities, and activities connected to Russia, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and imposing a prohibition on the import of oil from Russia to the United States and the European Union’s and G7 countries’ price cap regime for seaborne Russian oil and petroleum products. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions. Moreover, we will be subject to additional insurance premiums in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. These factors may also result in the weakening of the financial condition of our charterers, suppliers, counterparties, and other agents in the shipping industry. As a result, our business, results of operation, cash flows, and financial condition may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

The ongoing war between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union, or other countries against Russia, trade tariffs, or embargoes with uncertain impacts on the tanker market. In addition, the U.S. and certain other North Atlantic Treaty Organization (NATO) countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the shipping industry, including ours, and could create economic uncertainty, particularly if such attacks spread to a broad array of countries and networks. Although Ukraine and Russia reached an agreement to extend an arrangement allowing shipment of grains from Ukrainian ports through a humanitarian corridor in the Black Sea in November 2022, Russia terminated this agreement in July 2023. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation, and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or banking relationships may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

Furthermore, the intensity and duration the recently declared war between Israel and Hamas is difficult to predict and its impact on the world economy and our industry is uncertain. Beginning in late 2023, vessels in the Red Sea and Gulf of Aden have increasingly been subject to attempted hijackings and attacks by drones and projectiles characterized by Houthi groups in Yemen as a response to the war between Israel and Hamas. An increasing number of companies have rerouted their vessels to avoid transiting the Red Sea, incurring greater shipping costs and delays. For vessels transiting the region, war risk premium has increased substantially, and should these attacks continue, we could similarly experience a significant increase in our insurance costs and we may not be adequately insured to cover losses from these incidents. While much uncertainty remains regarding the global impact the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions, including in and around the Red Sea, and could adversely affect our business, financial condition, results of operation, and cash flows.

Terrorist attacks such as those in Paris on November 13, 2015, Manchester on May 22, 2017, and the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results, and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria, Ukraine and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues, and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties, and other regulatory matters could in turn adversely impact our business and operations.

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods, and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs, and other associated costs, which could have an adverse impact on the shipping industry, and thereby on our charterers and their business, operating results, and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. If sanctions are imposed on China (relating to the tensions with Taiwan) then a rerouting of cargos will take place and the long ton-mile voyages from the Arab gulf to China may be lost. This could have a material adverse effect on our business, results of operations, financial condition, and ability to pay any cash dividends to our shareholders.

Beginning in February of 2022, President Biden and several European leaders also announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which have continued to expand over the past year and which may adversely impact our business. The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States, the EU and other countries has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022, with respect to the maritime transport of crude oil and took effect on February 5, 2023, with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

Potential conflict between the U.S. and its allies and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels lately), or by potentially closing off or limiting access to the Strait of Hormuz, where a significant portion of the world’s oil supply passes through, or any blocking of the Turkish Straits if vessels carry cargos that exceed the price cap imposed on Russian oil. For example, in January 2020, in response to certain perceived terrorist activity, the United States launched an airstrike in Baghdad that killed a high-ranking Iranian general. Although spillover effects relating to the incident were contained, similar actions and responses increase the risk or conflict in the Strait of Hormuz. Any restriction on access to the Strait of Hormuz, or increased attacks on vessels in the area, could negatively impact our earnings, cash flow, and results of operations.

In the past, other political conflicts have also resulted in attacks on vessels, mining of waterways, and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing war in Ukraine has previously resulted in missile attacks on commercial vessels in the Black Sea. The recent outbreak of conflict in and around the Red Sea has also resulted in missile attacks on vessels. Acts of terrorism and piracy have also affected vessels trading in regions such as the Gulf of Guinea, the Red Sea, the Gulf of Aden off the coast of Somalia, and the Indian Ocean. Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows, and financial position.

The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets, and our business.

Following a national referendum and enactment of legislation by the U.K. government, the U.K. formally withdrew from the European Union on January 31, 2020 (“Brexit”), and following a transition period, the U.K. and the European Union entered into a U.K.-EU Trade and Cooperation Agreement (the “Withdrawal Agreement”) on December 30, 2020, to govern their future relationship. Significant political and economic uncertainty remains concerning the implementation of the Withdrawal Agreement, and this may have a significant adverse effect on global economic conditions and the stability of global financial markets. These developments and uncertainties have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations. Furthermore, asset valuations and credit ratings may be particularly subject to increased market volatility. Any of these factors could have a significant adverse effect on our business, financial condition, results of operations, and prospects.

Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could, therefore, adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean, and the Gulf of Guinea region off the coast of Nigeria, which has experienced increased incidents of piracy in recent years. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, the Gulf of Guinea, and the Strait of Malacca, and there has been a recent resurgence of such incidents in the Gulf of Aden. Acts of piracy could result in harm or danger to the crews that man our vessels, or vessels we may acquire, and puts our cargo and vessels at risk of damage or spills. Additionally, if piracy attacks result in regions in which our vessels, or vessels we may acquire, are deployed being characterized as “war risk” zones by insurers or if our vessels, or vessels we may acquire, are deployed in Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew and security equipment costs and other operating expenses, including costs that may be incurred to employ onboard security and armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is, therefore, entitled to cancel the charterparty, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or vessels we may acquire, or an increase in cost or unavailability of insurance for our vessels, or vessels we may acquire, could have a material adverse impact on our business, results of operations, cash flows, financial condition, and ability to pay dividends and may result in loss of revenues, increased costs, and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could occur.

We anticipate a significant number of the port calls made by our vessels, or vessels we may acquire, will continue to involve the loading or discharging of cargoes in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition, and results of operations, as well as our future prospects. These negative changes in economic conditions may also have a material adverse effects on our cash flow and financial condition, which would affect our ability to meet our current leaseback obligations. If we fail to meet our current leaseback obligations, then the owners of any leased vessels may choose to repossess vessels in our fleet as a result of a default under any sale and leaseback arrangement. In addition, Chinese counterparties to our leaseback obligations may not be willing to adhere to the commercial terms in our contracts if they were to go against a new policy in China. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. Generally, the average GDP growth rate of China over the last ten years remains below pre-2008 levels. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars.” Although the United States and China signed a trade agreement in early 2020, there is no assurance that the Chinese economy will not experience a significant contraction in the future.

Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing, and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain refined petroleum products are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change, or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic, and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations, or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic shipping and tanker companies and may hinder our ability to compete with them effectively. China has also promoted the construction of railway and highway transportation corridors in Asia, which could reduce the amount of goods transported by sea. For example, China imposes a tax for non- resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered, or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This could have an adverse impact on our charterers’ business, operating results, and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Moreover, an economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.

In addition, although largely alleviated, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States’ demand for imported goods, many of which are shipped from China. In addition, China is currently seeking repayment of loans from African and Asian developing countries that may not be able to repay those loans. Future weak economic conditions could have a material adverse effect on our business, results of operations, financial condition, and ability to pay dividends to our shareholders. Our business, financial condition, results of operations, and future prospects will likely be materially and adversely affected by another economic downturn in any of the aforementioned countries and regions.

We may be subject to increased inspection procedures and tighter import and export controls.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure, delay in the loading and off- loading, or delivery of the contents of our vessels, or vessels we may acquire, or the levying of customs duties, fines, or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on us and our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.

Our information systems may fail or may be subject to security breaches.

The efficient operation of our business is dependent on computer hardware and software systems both onboard our vessels, or vessels we may build or acquire, and at our onshore offices. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information kept on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture, or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, and misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations, and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Additionally, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Most recently, the war between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

In July 2023, the SEC adopted rules requiring the mandatory disclosure of material cybersecurity incidents, as well as cybersecurity governance and risk management practices. A failure to disclosure could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

RISKS RELATING TO OUR BUSINESS

Our loan agreements and other financing arrangements contain, and we expect that other future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities.

Our loan agreements and financing arrangements contain, and we expect that other future loan agreements and financing arrangements will contain, customary covenants and event of default clauses, financial covenants, change of control clauses, restrictive covenants, sustainability-linked pricing adjustments and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect and, in many respects, limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

As a result of these restrictions, we may need to seek permission from our lenders and other financing counterparties in order to engage in some corporate actions. Our lenders’ and other financing counterparties’ interests may differ from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interests, which may adversely impact our revenues, results of operations, and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenants and any security coverage requirements, could lead to defaults under our financing arrangements. Likewise, a decrease in vessel values or adverse market conditions could cause us to breach our financial covenants or security requirements (the market values of tanker vessels have generally experienced high volatility). In the event of a default that we cannot remedy, our lenders and other financing counterparties could then accelerate their indebtedness and foreclose on the respective initial vessels comprising our fleet and other vessels we may acquire. The loss of any of our vessels and other vessels we may acquire could have a material adverse effect on our business, results of operations, and financial condition.

Any loan agreements and financing arrangements we may enter into in the future are expected to contain cross-default provisions, pursuant to which a default by us under a loan and the refusal of any one lender or financing counterparty to grant or extend a waiver could result in the acceleration of our indebtedness under any other loans and financing agreements to which we are party.

There can be no assurance that we will obtain waivers, deferrals, and amendments of certain financial covenants, payment obligations, and events of default under our loan facilities with our lenders in the future, if needed.

Servicing current and future debt will limit funds available for other purposes and impair our ability to react to changes in our business.

We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures, and other purposes. As of December 31, 2023 and 2022, we had a total indebtedness of $698.5 million and $744.8 million, respectively, excluding deferred finance fees. Our current or future debt could have other significant consequences on our operations. For example, it could:

●	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;
●	require us to dedicate a substantial portion, if not all, of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, and other general corporate purposes;
●	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
●	place us at a competitive disadvantage compared to competitors that have less debt or better access to capital;
●	limit our ability to raise additional financing on satisfactory terms or at all; and
●	adversely impact our ability to comply with the financial and other restrictive covenants of our current or future financing arrangements, which could result in an event of default under such agreements.

Furthermore, our current or future interest expense could increase if interest rates increase. If we do not have sufficient earnings, we may be required to refinance all or part of our current or future debt, sell assets, borrow more money, or sell more securities, and we cannot guarantee that the resulting proceeds therefrom, if any, will be sufficient to meet our ongoing capital and operating needs. Because interest paid on loans is generally a margin plus a reference rate, such as SOFR, that is subject to change, our actual interest costs would increase as the reference rate increases. During an inflationary period, such as one we are currently experiencing, SOFR or a similar reference rate will generally be increased, thus costing us more money to service our debt obligations and reducing our net revenues. Any event of default under a loan agreement pursuant to which we have granted security could permit the relevant lender to exercise its rights as a secured lender and take the relevant collateral, which may include our vessels.

In April 2022, we entered into an unsecured loan facility with Okeanis Marine Holdings S.A., an entity controlled by Mr. Ioannis Alafouzos relating to the acquisition of the VLCC vessels Nissos Kea and Nissos Nikouria. Mr. Ioannis Alafouzos, as the chairman of our board of directors, may be incentivized to take actions to ensure that this loan is repaid, even if it may not be in the best interests of all our shareholders. In addition, even though this loan is unsecured, it still ranks ahead of equity and repaying such loan will reduce potentially available amounts for dividends.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

Inflation could have an adverse impact on our business, financial condition and results of operations, both directly through the increase of the operating costs of our vessels and indirectly through its adverse impact on the world economy in terms of increasing interest rates and slowdown of global growth. Worldwide economies have in the recent past experienced inflationary pressures, with price increases seen across many sectors globally. In response to such inflationary pressures, central banks made steep increases in interest rates, which results in increases to the interest rates available to us on any potential new debt financing or refinancing. If central banks continue to increase interest rates, or interest rates otherwise increase significantly, the resulting increase to the interest rates available to us on new debt financings or refinancings we may pursue could adversely affect our ability to complete vessel acquisitions, take advantage of business opportunities or respond to competitive pressures. Furthermore, if inflationary pressures intensify further, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins and result in deterioration of our financial condition.

Whether the present inflationary pressures will transition to a long-term inflationary environment and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. Additionally, the monetary tightening implemented by a series of central banks around the world in order to curb inflationary pressures has also significantly increased the probability of an economic recession in the short- to medium-term future.

We expect that a limited number of financial institutions will hold our cash including financial institutions that may be located in Greece, the Netherlands, France and Switzerland.

We expect that a limited number of financial institutions will hold all of our cash, including some institutions located in Greece, the Netherlands, France and Switzerland. Of the financial institutions located in Greece, none are subsidiaries of international banks. Depending on our cash balance in any our accounts at any given point in time, our balances may not be covered by government-backed deposit insurance programs in the event of default by these financial institutions.

For example, a substantial amount of our cash is currently held in EU banking institutions. While the EU Deposit Guarantee Directive Scheme provides for deposit insurance of up to €100,000 per depositor, per insured bank, the amounts that we have in EU banks far exceed that insurance amount, and therefore unless legislative measures are imposed at EU level or by the Dutch, French or Greek governments to protect depositors, in the event the bank in which our funds are located fails, we may lose all or a substantial portion of our deposits. Our bank accounts held in Swiss banking institutions are used for daily commercial transactions. Esisuisse, a self-regulatory organization for banks in Switzerland, guarantees that it will cover protected deposits as part of the self-regulation of Swiss banks and securities firms which provides deposit insurance against loss up to the amount of CHF 100,000. The deposits we have in Swiss banks exceeds that insurance amount and therefore if the Swiss government does not impose measures to protect depositors, in the event the bank in which our funds are located fails, we may lose all or a substantial portion of our deposits. In addition, in the event any of our banks do not allow us to withdraw funds in the time and amounts that we want, we may not timely comply with contractual provisions in any of our contracts or our salary obligations, among other things.

The occurrence of any default of any of our banks could have a material adverse effect on our business, financial condition, results of operations, and cash flows, and we may lose part or all of our cash that we deposit with such banks.

Capital expenditures and other costs necessary to operate and maintain our vessels may increase.

Changes in safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

We may not be able to refinance our existing indebtedness or obtain additional financing.

We may finance future fleet expansion with additional secured indebtedness. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets, and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging, and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit. If we are not able to obtain new debt financing on terms acceptable to us or refinance our existing debt, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. In addition, debt service payments under our current or future financing arrangements or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends, and other purposes. Our inability to obtain additional or replacement financing at anticipated costs or at all may materially affect our results of operation, our ability to implement our business strategy, our payment of dividends, and our ability to continue as a going concern.

We are dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

During 2023, 80% of our revenues were derived from 17 customers. Such agreements subject us to counterparty risks. The ability of such charterers to perform their obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages or other labor disturbances, including as a result of the COVID-19 pandemic, and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities, and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us.

Payments to us by our charterers under voyage and time charters are and will be our main source of operating cash flow. Weaknesses in demand for shipping services, increased operating costs due to changes in environmental or other regulations, the oversupply of large vessels, and the oversupply of smaller size vessels due to a cascading effect could place certain of our customers under financial pressure. Any declines in demand could result in worsening financial challenges to our customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates or going bankrupt.

If we lose a vessel employment contract because the counterparty is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is not chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it.

The combination of any surplus of tanker vessel capacity, the expected entry into service of new technologically advanced ships, and the expected increase in the size of the world tanker fleet over the next few years may make it difficult to secure substitute employment for any of our vessels if our counterparties fail to perform their obligations under the currently arranged voyage or time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of tanker vessels available at lower charter rates could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly, we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. Because we enter into short-term and medium-term time charters from time to time, we may need to re-charter vessels coming off charter more frequently than some of our competitors, which may have a material adverse effect on our business, results of operations, and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

The loss of any of our charterers, voyage or time charters, or vessels, or a decline in payments under our voyage or time charters, could have a material adverse effect on our business, results of operations, and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

In addition to charter parties, we may, among other things, enter into contracts for the sale or purchase of secondhand tanker vessels or shipbuilding contracts for newbuildings, provide performance guarantees relating to shipbuilding contracts to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters or refund guarantees from banks and other financial institutions, enter into insurance contracts and interest or exchange rate swaps, or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going tanker shipping industry, and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which, in turn, could have a material adverse effect on our business, results of operations, and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

We may fail to manage our growth properly.

We may continue to grow our fleet in the future in line with our strategy. Our future growth will primarily depend on our ability to:

●	generate excess cash flow for investment without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);
●	raise equity and obtain required financing for our existing and new operations on acceptable terms;
●	locate and acquire suitable vessels;
●	identify and consummate acquisitions or joint ventures;
●	integrate any acquired business successfully with our existing operations;
●	including our commercial and technical managers’ ability, to hire, train, and retain qualified personnel and crew to manage and operate our growing business and fleet;
●	enhance our customer base; and
●	manage expansion.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers, and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans and we may incur significant additional expenses and losses in connection therewith.

There could be delays or defaults by the shipyards in the construction of newbuildings.

As of the date of this Annual Report, we do not have any contracts for newbuilding vessels. We may enter into contracts for newbuilding vessels in the future. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages or delays of equipment, materials, or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, a backlog of orders at the shipyard, design or engineering changes, work stoppages and other labor disputes, adverse weather conditions, or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations, and cash flows. If we already committed to a third party the use of the vessel upon construction completion, then we may breach such commitment and be subject to pay related damages, such as any increased costs the counterparty pays to secure an alternate vessel to use. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we may continue to incur costs and expenses related to delayed vessels, such as supervision expenses.

Our ability to obtain additional debt financing may be dependent on our ability to charter our vessels, or vessels we may build or acquire, the performance of our charters, and the creditworthiness of our charterers.

Our inability to re-charter our vessels, or vessels we may build or acquire, and the actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain any additional capital resources that we may require to purchase additional vessels or maintain our existing fleet or may significantly increase our costs of obtaining such capital. Our inability to obtain financing, or receiving financing at a higher than anticipated cost, may materially affect our results of operation and our ability to implement our business strategy.

The employment of our vessels could be adversely affected by an inability to clear the Oil Majors’ vetting process, and we could be in breach of our charter agreements.

The shipping industry is heavily regulated by international conventions, local laws and regulations, and industry-driven standards. This is particularly so with respect to the shipment of crude oil, refined petroleum products (clean and dirty), and bulk liquid chemicals. Compliance with industry-driven standards imposed upon tanker vessel owners and operators by the so-called “Oil Majors,” such as Exxon Mobil, BP p.l.c., Royal Dutch Shell p.l.c., Chevron, ConocoPhillips and Total S.A., together with a number of commodities traders are critical to the tanker industry. The Oil Majors represent a significant percentage of the production, trading, and shipping logistics (terminals) of crude oil and refined products worldwide and they have developed and implemented a strict, ongoing due diligence process for selecting commercial partners, referred to as “vetting.”

The vetting process is a sophisticated and comprehensive risk assessment of both vessels and vessel operators, including physical ship inspections, questionnaires completed and evaluated by accredited inspectors, and the production of risk assessment reports determining the suitability of vessels and vessel operators, as well as crewmembers, for hire by the Oil Majors.

While numerous factors are considered and evaluated prior to a vetting decision, the Oil Majors, through their association, Oil Companies International Marine Forum (“OCIMF”), have developed two basic tools for vetting: the Ship Inspection Report Programme (“SIRE”), and the Tanker Management and Self-Assessment (TMSA) programme. The former is a physical ship inspection based upon a thorough vessel inspection questionnaire and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a more recent addition to the risk assessment tools used by the Oil Majors.

Based upon commercial risk, there are three levels of assessment used by Oil Majors:

●	terminal use, which clears a vessel to call at one of the Oil Major’s terminals;
●	voyage charter, which clears the vessel for a single voyage; and
●	period charter (or time charter), which clears the vessel for use for an extended period of time.

The depth and complexity of each of these levels of assessment varies. Our charter agreements require that the applicable vessel have a valid SIRE report (less than six months old) in the OCIMF website as recommended by OCIMF. In addition, under the terms of many such charter agreements, the charterers require that such vessels and their technical managers be vetted and approved to transport crude oil or refined petroleum products (as applicable). The technical manager is responsible for obtaining and maintaining the vetting approvals required to successfully charter such vessels.

In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

●	office assessments and audits of the vessel operator;
●	the vessel operator’s environmental, health, and safety record;
●	compliance with the standards of the IMO;
●	compliance with Oil Majors’ codes of conduct, policies, and guidelines, including policies relating to transparency, anti-bribery and ethical conduct requirements, and relationships with third parties;
●	compliance with heightened industry standards set by the Oil Majors;
●	results of Port State Control inspections (see below);
●	shipping industry relationships, reputation for customer services, and technical and operating expertise; and
●	shipping experience and quality of ship operations, including cost-effectiveness and technical capability and experience of crewmembers.

Under the terms of our charter agreements, both the vessels and the technical managers are vetted and approved to transport petroleum products by multiple Oil Majors. Any failure to maintain our tanker vessels to the standards required by the Oil Majors could put us in breach of our charter agreement and lead to termination of such agreement and, potentially, could give rise to impairment in the value of our tanker vessels. Should we not be able to successfully clear the vetting process in such circumstances on an ongoing basis, the future employment of our vessels, as well as our ability to obtain charters, whether medium- or long-term, could be adversely affected. Such a situation may lead to the Oil Majors’ terminating any existing charters and refusing to use our vessels in the future, which, in turn, would adversely affect our results of operations and cash flows.

The industry for the operation of tanker vessels and the transportation of oil is highly competitive and we may not be able to compete for charters with new entrants or established companies with greater resources.

We will employ our tankers and any additional vessels we may acquire in a highly competitive market that is capital intensive and highly fragmented. The operation of tanker vessels and the transportation of cargoes shipped in these vessels, as well as the shipping industry in general, is extremely competitive. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker shipping companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil can be intense and depends on price, location, size, age, condition, and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than us.

We and KMC may be unable to attract and retain key management personnel in the shipping industry, which may negatively impact the effectiveness of our management and our results of operation.

Our success depends to a significant extent upon the abilities and efforts of our senior executives and our Chairman for the management of our activities and strategic guidance, including our ability to retain our management team and the ability of our management to recruit and hire suitable employees. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives or our Chairman or any other key employees for any extended period of time, or KMC’s inability to attract and retain its key personnel or employees, could have an adverse effect on our business and results of operations.

Our executive officers do not devote all of their time to our business, which may hinder our ability to operate successfully.

Certain of our executive officers are not required to work full-time on our affairs and are involved in business activities not related to us or that compete with us, which may result in their spending less time than is appropriate or necessary to manage our business successfully. While we estimate that certain of our executive officers may at times spend a substantial portion of their monthly business time on business activities not related to our business, the actual allocation of time could vary significantly from time-to-time depending on various circumstances and needs of the other businesses, such as the relative levels of strategic activities of such businesses. As a result, there could be material competition for the time and effort of our officers who also provide services to other businesses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, such other business activities may create conflicts of interest in matters involving or affecting us, our customers, and our business, and it is not certain that any of these conflicts of interest will be resolved in our favor, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition, and available cash.

KMC is responsible for recruiting our vessels’ senior officers and, mainly through a crewing agent, all other crew members for our vessels and all other vessels we may acquire. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition, and available cash.

If we expand our business, we will need to improve or increase our operational capabilities, financial systems and staff.

Our current operating and financial systems may not be adequate if we implement a plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. We, KMC, or our crewing agents may need to recruit suitable additional seafarers and shore-based administrative and management personnel. We cannot guarantee that we or our crewing agents will be able to hire suitable employees or a sufficient number of employees if we expand our fleet. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our fleet, our performance may be adversely affected.

We may acquire additional vessels in the future and if those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

We may acquire additional vessels in the future. A delay in the delivery of any vessels to us, the failure of the contract counterparty to deliver a vessel at all, or us not taking delivery of a vessel could cause us to breach our obligations under a related time charter or could otherwise adversely affect our financial condition and results of operations. In addition, the delivery of any vessel with substantial defects could have similar consequences.

We may conduct a substantial amount of business in China, whose legal system has inherent uncertainties.

Many of our vessels call to ports in China and we have entered into and may further enter in the future into sale and leaseback transactions with Chinese financial institutions. We do not have any on-shore presence in mainland China or Hong Kong, port calls in mainland China and Hong Kong in the aggregate represented 4% and 7% of our worldwide port calls in 2023 and 2022, respectively. We did not generate revenues from mainland Chinese and Hong Kong charterers in 2023, as compared to 19% of revenue generated from mainland Chinese and Hong Kong Charterers in 2022. As of December 31, 2023 and 2022, the aggregate amount of our loans from Chinese lenders, as a percentage of amounts borrowed from all lenders, amounted to 19%. Although our charters and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China, and our legal protections available to us in China may be more limited. Charters and any other agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations, and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

Our revenues are derived substantially from a single segment, the crude oil tanker segment, which exposes us to adverse developments in the crude oil tanker market and which may adversely affect our future performance, results of operations, cash flows and financial position.

Substantially all of our revenues are derived from a single market, the crude oil tanker segment, and therefore, our financial results depend on the development and growth in this segment. External factors that affect the crude oil tanker market will have a significant impact on our business. Freight rates and asset prices have been volatile. Any adverse development in the crude oil tanker segment would have a material adverse impact on our future performance, results of operations, cash flows and financial position. Further, our lack of diversification makes us increasingly vulnerable to adverse developments in the international crude oil tanker market, and this could have a greater material adverse impact on our future performance, results of operations, cash flows and financial position than it would if we maintained more diverse lines of business.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time charter or bareboat charter, rates under that charter are fixed throughout the term of the charter. If the spot charter rates in the tanker shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our then- existing charters, the charterers may have an incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels, or vessels we may acquire at lower charter rates, and as a result we could sustain significant losses which could have a material adverse effect on our cash flow and financial condition, which would affect our ability to meet our current or future loans or current leaseback obligations. If our current or future lenders choose to accelerate our indebtedness and foreclose their liens, or if the owners of any leased vessels we may acquire choose to repossess vessels in our fleet as a result of a default under any sale and leaseback arrangement, our ability to continue to conduct our business would be impaired.

An increase in operating costs could decrease earnings and available cash.

Vessel operating costs include the costs of crew, provisions, deck and engine stores, insurance, and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, including relating to insurance and enhanced security measures, have been increasing. If any of our vessels, or vessels we may acquire, suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses could decrease our earnings and available cash.

Rising fuel prices may adversely affect our profits.

Fuel is a significant, expense if vessels are under voyage charter or if consumed during ballast days. Moreover, the cost of fuel will affect the profit we can earn on the short-term or spot market. Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical events, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

The aging of our fleet may result in increased operating and capital costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, operating and other costs will increase. In the case of bareboat charters, operating costs are borne by the bareboat charterer. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, and safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels, or vessels we may acquire, and may restrict the type of activities in which our vessels, or vessels we may acquire, may engage. As our fleet ages, market conditions might not justify those expenditures or enable us to operate our vessels, or vessels we may acquire, profitably during the remainder of their useful lives.

Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel’s useful life.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. We estimate that our vessels have a useful life of up to 25 years from the date of their initial delivery from the shipyard. In case we acquire secondhand vessels, they are depreciated from the date of their acquisition through their remaining estimated useful life. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels, or vessels we may acquire, to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, and financial condition will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

Purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire.

We may expand our fleet through the acquisition of secondhand vessels. While we inspect previously owned or secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not typically receive the benefit of warranties from the builders if the vessels we buy are older than one year. In general, the costs to maintain a vessel in good operating condition increase with the age and type of the vessel. In the case of chartered-in vessels, we run similar risks.

Governmental regulations and safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels, or vessels we may acquire, and may restrict the type of activities in which the vessels may engage. As our vessels, or vessels we may acquire, age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may not have adequate insurance to compensate us if we lose any vessels that we acquire or to cover our losses that may result from our operations.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, fire, human error, war, terrorism, piracy, loss of life, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps.

We carry insurance for all vessels we acquire against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection, and indemnity insurance (which includes environmental damage and pollution insurance coverage), freight demurrage and defense insurance, and war risk insurance. Reasonable insurance rates can best be obtained when the size and the age/trading profile of the fleet is attractive. As a result, rates become less competitive as a fleet downsizes.

We do not currently maintain strike or off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents except in cases of loss of hire up to a limited number of days due to war or a piracy event. Other events that may lead to off-hire periods include natural or man-made disasters that result in the closure of certain waterways and prevent vessels from entering or leaving certain ports. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our results of operations and operating cash flow.

Additionally, our charterers may in the future engage in legally permitted trading in locations or with persons which may still be subject to restrictions due to sanctions. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading on such locations or countries or trading with such persons, which could result in reduced insurance coverage for losses incurred by the related vessels. Changes in the insurance markets attributable to the risk of terrorism in certain locations around the world could make it difficult for us to obtain certain types of coverage. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations or countries or as a result of trading with such persons, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and stock price.

We may not be adequately insured to cover losses against all risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or underinsured loss or liability could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to pay dividends. It may also result in protracted legal litigation.

In the future, we may not be able to obtain adequate insurance coverage at reasonable rates for the vessels we acquire. The insurers may not pay particular claims. Our insurance policies also contain deductibles for which we will be responsible as well as limitations and exclusions that may increase our costs or lower our revenue.

We may be subject to increased premium payments, or calls, as we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of KMC, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for third party liability, including pollution- related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, and financial condition.

Increasing regulation as well as scrutiny and changing expectations from investors, lenders, and other market participants with respect to our Environmental, Social, and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders, and other market participants are increasingly focused on ESG practices and, in recent years, have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender, or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders, and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

On March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by public companies and in public offerings. The final rules will become effective 60 days following publication of the adopting release in the Federal Register. As a non-accelerated filer, we will be required to provide the enhanced climate-related disclosures in our annual reports for the year ending December 31, 2027. On March 15, 2024, the Fifth Circuit Court of Appeals stayed application of these rules pending further judicial review, but on March 25, 2024 the Fifth Circuit Court of Appeals ordered the transfer of the petition to the Eighth Circuit Court of Appeals and the dissolution of the administrative stay. On April 4, 2024, the SEC issued a stay of the climate-related disclosure rules pending the completion of judicial review of the consolidated Eighth Circuit petitions. The impact of the ongoing litigation with respect to the content of these rules or the timing of their effectiveness is uncertain. Costs of compliance with these new rules may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social, and governance factors. These limitations in both the debt and equity capital markets may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report, and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels, or vessels we may acquire.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility, and physical life. Efficiency includes speed, fuel economy, and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance, and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, or vessels we may acquire, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, or vessels we may acquire, and the resale value of our vessels, or vessels we may acquire, could significantly decrease, which may have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

We generate revenues from the trading of our vessels in U.S. dollars, but incur a portion of our expenses in other currencies.

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but certain of our vessel operating expenses and administrative expenses are generated in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our revenues. We currently have only partially hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

We are considerably dependent on European seafarers, who are paid in Euros, to fill key positions on board our vessels and our officers and administrative staff are paid in Euros. Consequently, our Euro- denominated crew and employee expense forms a significant percentage of our operating expenses. Furthermore, we have significant exposure to the Euro in our general and administrative expenses. As such our exposure to Euro-U.S. dollar exchange rate fluctuations may have a significant impact on our expenses, business and future cash flows.

Trading and complementary hedging activities in freight, tonnage, and Forward Freight Agreements subject us to trading risks, and we may suffer trading losses, which could adversely affect our financial condition and results of operations.

The tanker shipping industry is cyclical with high volatility in charter rates and profitability. The Company currently charters its vessels principally in the spot or short-term time charter market, being exposed to various unpredictable factors, such as supply and demand of energy resources, global economic and political conditions, natural or other disasters, disruptions in international trade, COVID-19’s resurgence or other pandemic outbreak, environmental and other legal regulatory developments, among others. A long-term contract to charter a vessel might lock us into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. During 2021, the Company entered into forward freight agreements in order to partially hedge its exposure to spot charter rate fluctuations and mitigate any adverse effect this may have in our operating cash flows and dividend policy.

We are exposed to market risk in relation to our forward freight agreements and could suffer substantial losses from these activities in the event that our expectations are incorrect. We trade forward freight agreements with an objective of both economically hedging the risk on the fleet, specific vessels, or freight commitments and taking advantage of short-term fluctuations in market prices. There can be no assurance that we will always be able to successfully protect ourselves from volatility in the shipping market. We may not successfully mitigate our risks, leaving us exposed to unprofitable contracts, and may suffer trading losses resulting from these hedging activities.

In our hedging and trading activities, we focus on short-term trading opportunities in which there is adequate liquidity in order to limit the risk we are taking. There can be no assurance we will be successful in limiting our risk, that significant price spikes will not result in significant losses, even on short-term trades, that liquidity will be available for our positions, or that all trades will be done within our risk management policies. Any such risk could be significant. In addition, the performance of our trading activities can significantly increase the variability of our operating performance in any given period and could materially adversely affect our financial condition. The forward freight agreement market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of forward freight agreements has caused and could in the future cause significant volatility in earnings.

We may be exposed to fraudulent behavior, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The risk of fraud is inherent in all industries and is not specific to the shipping industry. However, historically, the shipping industry has involved an increased risk of fraud and fraudulent behavior. We have established a system of internal controls to prevent fraud and fraudulent behavior. However, we cannot be certain that we will not be exposed to fraud or fraudulent behavior, and any such behavior can have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We depend on short-term or spot charters in volatile shipping markets.

We currently charter all vessels in our fleet on the spot or short-term charter market. The short-term or spot charter market is highly competitive and short-term or spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne tanker capacity. While our focus on the short-term or spot market may enable us to benefit if industry conditions strengthen, we must consistently procure short-term or spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for short-term or spot charters and to the off-hire periods including ballast passages. Rates within the short-term or spot charter market are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping our vessels fully employed in these short-term markets or that future short-term or spot rates will be sufficient to enable the vessels to be operated profitably. A significant decrease in charter rates would affect value and further adversely affect our profitability, cash flows, and ability to pay dividends. We cannot give assurances that future available charter rates will enable us to operate our vessels profitably. If our vessels were committed to long-term charters, they may not be available for re-chartering or for short-term or spot market voyages when such employment would allow us to realize the benefits of comparably more favorable charter rates.

Any limitation in the availability or operation of one or more of our vessels could have a material adverse effect on our business, results of operations and financial condition.

Our current fleet consists of 14 vessels. We depend on these vessels for all of our revenue. If one or more of our vessels is unable to generate revenues as a result of off-hire time, early termination of the applicable time charter or otherwise, our business, results of operations, financial condition and ability to pay dividends could be materially adversely affected. Unless we identify and acquire additional vessels, we will rely upon all 14 of these vessels for all of our revenue and ability to pay dividends.

The smuggling of drugs or other contraband onto our vessels, or vessels we may acquire, may lead to governmental claims against us.

Our vessels, or vessels we may acquire, may call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels, or vessels we may acquire, are found with contraband, whether inside or attached to the hull of our vessels and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims that could have an adverse effect on our business, results of operations, cash flows, financial condition, and ability to pay dividends. Under some jurisdictions, vessels used for the conveyance of illegal drugs could be subject to forfeiture, resulting in forfeiture of the vessel to the government of such jurisdiction.

Maritime claimants could arrest our vessels or vessels we acquire.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims, or damages. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, or vessels we may acquire, could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of any other vessels we may own (which may also include vessels managed by KMC or owned by one of our major shareholders). Any of those events could have an adverse effect on our business, results of operations, cash flows, financial condition, and ability to pay dividends.

Governments could requisition our vessels, or vessels we may acquire, during a period of war or emergency.

A government could requisition vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment of such compensation is uncertain. Government requisition of any of our vessels, or vessels we may acquire, could negatively impact our revenues should we not receive adequate compensation. Any of those events could have an adverse effect on our business, results of operations, cash flows, financial condition, and ability to pay dividends.

Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, could result in fines, criminal penalties, and an adverse effect on our business.

We operate throughout the world, including countries with a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

A change in tax laws in any country in which we operate could adversely affect us.

Tax laws and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level, such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-operation and Development, or OECD. Numerous countries are considering implementation of the OECD’s 15% global minimum tax, which, if applicable to us (the current draft of the rules provided that a global minimum tax could apply companies with more than €750 million in revenues), may materially impact us.

U.S. federal tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute “passive income” for this purpose. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In general, income derived from the bareboat charter of a vessel should be treated as “passive income” for purposes of determining whether a foreign corporation is a PFIC, and such vessel should be treated as an asset that produces or is held for the production of “passive income.” On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income. Likewise, a time-chartered vessel should generally not be treated as an asset that produces or is held for the production of “passive income.”

We believe that we were not a PFIC for our 2023 taxable year and we do not expect to be treated as a PFIC in the current or subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations as a result of us being treated as a PFIC. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Item 10.E.Taxation — U.S. Federal Income Taxation of U.S. Holders”), such shareholders would be liable to pay U.S. federal income tax at the then-prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares. See “Item 10.E. Taxation — U.S. Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we were treated as a PFIC.

We may be subject to U.S. federal income tax on our U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code.

We believe that we and our subsidiaries qualified for the tax exemption under Section 883 of the Code for our 2023 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year.

We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. As a “foreign private issuer,” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence, and we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sale of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Additionally, we will be permitted to disclose compensation information for our executive officers on an aggregate, rather than an individual, basis because individual disclosure is not required under Marshall Islands law. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies. We can also issue any number of shares of any class or series without shareholder consent. As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of certain NYSE requirements. See “Item 6.C. Board Practices.” These exemptions and scaled disclosure requirements are not related to our status as an emerging growth company, and will continue to be available to us even if we no longer qualify as an emerging growth company, but remain a foreign private issuer. These factors could make our common shares less attractive to some investors or otherwise harm our stock price.

We could lose our foreign private issuer status under U.S. securities laws. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We would then also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may then also be required to modify certain of our policies to comply with good or required governance practices associated with U.S. domestic issuers. Such conversion and modifications will likely involve additional costs. In addition, we would then lose our ability to rely upon exemptions from certain corporate governance requirements on NYSE that are available to foreign private issuers.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation, or GDPR, may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and continue to invest in, reasonably necessary resources to comply with evolving standards.

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Non-compliance with GDPR may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, and results of operations.

RISKS RELATING TO OUR COMMON SHARES

An active trading market for our common shares listed in the United States may not develop and you may not be able to resell your common shares at or above the price you pay for them, if at all.

Our common shares are currently traded on Oslo Børs and the NYSE. Although we recently listed our common shares on the NYSE, there can be no assurance that an active trading market for our common shares will develop or be sustained in the United States or Norway. The lack of an active trading market may also reduce the fair market value of our common shares. We cannot predict the extent to which an active market for our common shares will develop or be sustained following our NYSE listing, or how the development of such a market might affect the market price for our common shares on the Oslo Børs. The price at which our common shares trade on the NYSE may or may not be correlated to the price at which our common shares trade on the Oslo Børs. Our share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.

The NYSE may delist our securities from quotation on its exchange, which could limit the ability of our security holders to trade our securities and subject us to additional trading restrictions.

Our securities are listed on the NYSE, a national securities exchange. The NYSE minimum listing standards require that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements. The average closing price of our common shares over a consecutive 30 trading- day period must be no less than $1.00 per common share. We cannot assure you that our securities will continue to be listed on the NYSE in the future. If the NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	a limited amount of news and analyst coverage for us;
●	a decreased ability for us to issue additional securities or obtain additional financing in the future;
●	limited liquidity for our shareholders due to thin trading; and
●	potential breaches of financing arrangements.

The dual listing of common shares is costly to maintain and may adversely affect the liquidity and value of our common shares.

Our common shares trade on Oslo Børs and on the NYSE. We plan for the foreseeable future to maintain a dual listing, which will generate additional costs, including increased legal, accounting, investor relations, and other expenses that we did not incur prior to the listing of our common shares on the NYSE, in addition to the costs associated with the additional reporting requirements described elsewhere in this Annual Report. We cannot predict the effect of this dual listing on the value of our common shares. However, the dual listing of common shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our common shares on the NYSE. The price of our common shares listed on the NYSE could also be adversely affected by trading in common shares on the Oslo Børs, and vice versa. In addition, starting in May 2024 the NYSE will settle on a T+1 basis, while settlement on the Oslo Børs will remain on a T+2 basis. This has the potential to create arbitrage opportunities with respect to our common shares, which could affect our stock price.

We will incur increased costs as a result of operating as a company that is both publicly listed on Oslo Børs in Norway and in the United States, and our senior management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a company publicly listed in the United States, and particularly after we no longer qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we will incur significant legal, accounting, and other expenses that we did not incur previously. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time- consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our senior management on our internal control over financial reporting commencing for the year ending December 31, 2024. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an emerging growth company, we may be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Additionally, the SEC recently proposed new rules relating to the climate and ESG-related disclosures in companies’ annual reports and registration statements. The proposed rules would add extensive and prescriptive disclosure items requiring companies, including foreign private issuers, to disclose climate- related risks and certain emissions. In addition, the proposed rules would require the inclusion of certain climate-related financial metrics in a note to companies’ audited financial statements. We are currently assessing this rule but at this time we cannot predict the costs of implementation or any potential adverse impacts resulting from the rule. To the extent this rule is finalized as proposed, we could incur increased costs related to the assessment and disclosure of climate-related risks. In addition, enhanced climate disclosure requirements could accelerate the trend of certain stakeholders and lenders restricting or seeking more stringent conditions with respect to their investments in certain carbon intensive sectors.

Further, being both a U.S. and Norwegian-listed company with common shares admitted to trading on Oslo Børs and the NYSE impacts the disclosure of information and requires compliance with two sets of applicable rules. From time to time, this may result in uncertainty regarding compliance matters and result in higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure, and adherence to heightened governance practices. As a result of the enhanced disclosure requirements of the U.S. securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which we believe may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management from our operations.

We are obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common shares.

We will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting commencing for the year ending December 31, 2024. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be potentially required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the Commission following the date we are no longer an “emerging growth company,” as defined in the Securities Act.

If we identify future material weaknesses in our internal control over financial reporting or fail to meet our obligations as a public company, including the requirements of Section 404, we may be unable to accurately report our financial results, or report them within the timeframes required by law or stock exchange regulations, and we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common shares to decline. Under Section 404, we are required to evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report as to internal control over financial reporting. Failure to maintain effective internal control over financial reporting also could potentially subject us to sanctions or investigations by the SEC, the NYSE, or other regulatory authorities, or shareholder lawsuits, which could require additional financial and management resources. We cannot assure you that additional material weaknesses will not occur in the future, which could materially adversely affect our business, operating results, and financial condition.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, shareholder litigation, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, property casualty claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

Furthermore, plaintiffs may in certain of these litigation matters seek class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend, and if we were to lose any certified class action suit, it could result in substantial liability for us. Certain litigation or the resolution thereof may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured, and materially and adversely impact our ability to attract directors and officers.

Fluctuations in the exchange rate between the U.S. dollar and the Norwegian krone may increase the risk of holding common shares.

The share price of our common shares is quoted on Oslo Børs in Norwegian krone, while it is quoted on the NYSE in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the Norwegian krone may result in differences between the value of our common shares listed on the respective exchanges and the value of our common shares, which may result in heavy trading by investors seeking to exploit such differences.

The market price of our common shares may in the future be subject to significant fluctuations. Further, there is no guarantee of a continuing public market to resell our common shares.

The market price of our common shares may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could in the future affect our stock price are:

●	quarterly variations in our results of operations and those of other public companies in our industry;
●	our ability to successfully employ our vessels at favorable rates;

●	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
●	changes in earnings estimates or the publication of research reports by analysts, or shortfalls in our operating results from levels forecast by securities analysts;
●	speculation in the press or investment community about us, our business or the shipping industry generally;
●	strategic actions by us or our competitors such as mergers, acquisitions, or restructurings;
●	the thin trading market for our common shares, which makes it somewhat illiquid;
●	regulatory developments;
●	additions or departures of key personnel;
●	announcements concerning us or our competitors;
●	terrorist attacks, acts of god, or other force majeure events;
●	changes in market interest rates;
●	actions by our shareholders or key stakeholders;
●	trading volume of our common shares;
●	litigation, threatened or filed, against us;
●	public reaction to our press releases, our other public announcements, and our filings;
●	general market conditions; and
●	domestic and international economic, market, and currency factors unrelated to our performance.

The stock markets in general, and the markets for shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Additionally, there is no guarantee of a continuing public market to resell our common shares. We cannot assure you that an active and liquid public market for our common shares will continue.

Furthermore, as of the date of this Annual Report, Mr. Ioannis Alafouzos, the chairman of our board of directors, and Mr. Themistoklis Alafouzos, the brother of Mr. Ioannis Alafouzos, together beneficially own a majority of our outstanding common shares. For further information, see “Item 7.A. Major Shareholders.” Where a substantial percentage of the shares of publicly traded companies are held by a small number of shareholders, the shares may have a lower trading volume than similarly sized publicly traded companies. Until such time that we issue additional securities or members of the Alafouzos family sells all or a portion of their common shares, we may have a lower trading volume than similarly sized companies, which means shareholders who buy or sell relatively small amounts of our common shares could have a disproportionately large impact on our share price, either positively or negatively, and could thus make our share price more volatile than it otherwise would be. In addition, large blocks of sales by a shareholder, such as Mr. Ioannis Alafouzos or Mr. Themistoklis Alafouzos, may have a negative impact on the trading price of our common shares, especially if there is a lower trading volume of our common shares.

Increases in interest rates may cause the market price of our shares to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general. Any such increase in interest rates or reduction in demand for our shares resulting from other relatively more attractive investment opportunities may cause the trading price of our shares to decline. An increase in SOFR (or any other successor or alternative rate utilized in our financing arrangements), including as a result of the interest rate increases effected by the United States Federal Reserve and the United States Federal Reserve’s recently hike of U.S. interest rates in response to ongoing inflationary pressures and fluctuations, would affect the amount of interest payable under our existing loan agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow and ability to pay dividends.

We may rely in part on equity issuances, which will not require shareholder approval, to fund our growth, and such equity issuances could dilute your ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

As part of our business strategy, we may rely in part on issuances of equity or preferred securities, which may carry voting rights and may be convertible into common shares, to fund the growth of our fleet. We may issue such securities in private placements, including to related parties, or in registered offerings.

Our issuance of additional common shares, including upon conversion of convertible securities, or other equity securities of equal or senior rank, or with voting rights, may have the following effects:

●	our existing common shareholders’ proportionate ownership interest in us will decrease;
●	the amount of cash available for dividends payable per common share may decrease;
●	the relative voting strength of each previously outstanding common share may be diminished; and/or
●	the market price of our common shares may decline.

If the need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital. If we cannot raise funds on acceptable terms if and when needed, we may not be able to take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, or could have a material adverse effect on our business, results of operations, and financial condition, as well as our cash flows, including cash available for distribution to our shareholders.

A possible “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to further price volatility in our common shares.

Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may, in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our common shares may rapidly decline. A short squeeze could lead to volatile price movements in our shares that are not directly correlated to the performance or prospects of our company.

Our Chairman and his family have significant influence over us, and control the outcome of many matters on which our shareholders are entitled to vote.

Our Chairman and his brother, Mr. Themistoklis Alafouzos, collectively hold a majority stake in the Company, resulting in them holding a majority of our total voting power, and if the two of them vote in the same manner they can control the outcome of many matters on which our shareholders are entitled to vote, including the election of all of our directors and other significant corporate actions, such as mergers, even if they are opposed by our other shareholders. Such concentration of ownership and our corporate governance mechanisms may discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of a premium for their shares and may reduce the price of our common shares. The interests of Mr. Ioannis Alafouzos, Mr. Themistoklis Alafouzos and the Alafouzos family may differ from your interests, and, therefore, they may vote differently from how other shareholders vote and by virtue of their ownership interest be able to approve matters on behalf of us and our shareholders without the consent of other shareholders. In addition, our amended and restated articles of incorporation permit the holders of a majority of our shares to act by written consent without a meeting and, therefore, the Alafouzos family, if they vote together, will be able to approve matters on behalf of all of our shareholders without the consent of any other persons or shareholders, or the need to call a shareholders’ meeting.

Anti-takeover provisions in our amended and restated articles of incorporation and amended and restated bylaws could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying, or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our Second Amended and Restated Articles of Incorporation and our Third Amended and Restated Bylaws contain anti-takeover provisions. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control, and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti- takeover provisions could make it difficult for our shareholders to change the composition of our board of directors in any one year, thereby preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay, or prevent a merger or acquisition that some shareholders may consider favorable.

These provisions:

●	authorize our board of directors to issue “blank check” preferred stock without shareholder approval, including preferred shares with superior voting rights;
●	limit the persons who may call special meetings of shareholders; and
●	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at meetings of shareholders.

These anti-takeover provisions could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Separately, provisions in our credit arrangements prohibit certain changes of control, and such would breach those facilities. A number of our financing agreements require that the Alafouzos family maintain a minimum 35% ownership interest in us, and some of our financing agreements provide that a breach of the financing will occur if Mr. Ioannis Alafouzos and Mr. Themistoklis Alafouzos cease to control us and, in one instance, if Mr. Ioannis Alafouzos ceases to be our chairman. In addition, one of our loan agreements provides that the acquisition by a person or group of persons acting in concert (directly or indirectly) of more than 34.9% of the ultimate legal or beneficial ownership is a breach of that loan agreement, and certain of our guarantees on our bareboat charters provide that we may not permit certain changes in corporate or ownership structure or permit a new party or parties acting in concert to become owners of, or control, more than 51% of our shares and/or voting rights. These provisions may make it difficult for or prevent any one of more investors from purchasing our shares, which may cause our share price to decline and make resales of shares more difficult.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. While we have elected to take advantage of some of the reduced reporting obligations, we are choosing to “opt-out” of the extended transition period relating to the exemption from new or revised financial accounting standards. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide to shareholders may be different from information provided by other public companies.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our Articles of Incorporation, as amended and restated, our Bylaws, as amended and restated, and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Our ability to declare and pay dividends to holders of our common shares will depend on a number of factors and will always be subject to the discretion of our board of directors.

If we are not in compliance with our loan covenants and receive a notice of default that we are unable to cure under the terms of our loan covenants, we may be forbidden from issuing dividends. There can be no assurance that dividends will be paid to holders of our shares in any anticipated amounts and frequency or at all. We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends, including as a result of the other risks described in “Item 3.D. Risk Factors.”

We may also enter into new financing or other agreements that may restrict our ability to pay dividends even without an event of default, or make it less desirable for us to do so. In addition, we may pay dividends to the holders of our preferred shares prior to the holders of our common shares, depending on the terms of the preferred shares.

The declaration and payment of dividends to holders of our shares will be subject at all times to the discretion of our board of directors. We can provide no assurance that dividends will be paid in the future.

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

●	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;
●	the level of our operating costs;
●	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;
●	vessel acquisitions and related financings;

●	restrictions in our current and future debt arrangements;
●	our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy;
●	prevailing global and regional economic and political conditions;
●	market interest rates;
●	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;
●	our overall financial condition;
●	our cash requirements and availability;
●	the amount of cash reserves established by our board of directors; and
●	restrictions under Marshall Islands law.

Marshall Islands law generally prohibits the payment of dividends other than from surplus or certain net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient funds, surplus, or net profits to make distributions.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any. Our growth strategy contemplates that we might finance any future acquisition of newbuildings or selective acquisitions of vessels through a combination of our operating cash flow and debt financing through our subsidiaries or equity financing. If financing is not available to us on acceptable terms, our board of directors may decide to finance or refinance acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into other agreements that will restrict our ability to pay dividends or make it less desirable for us to do so.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. As a result of these and other factors such as those mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income, if we pay dividends at all.

We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company and our subsidiaries will conduct all of our operations and own (or charter in) all of our operating assets. Okeanis Eco Tankers Corp. has no significant assets other than the equity interests in wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. In addition, our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands and Liberian law.

It may not be possible for investors to serve process on or enforce U.S. judgments against us.

We and our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, a number of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or certain of our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We and our subsidiaries are incorporated under the laws of the Republic of the Marshall Islands or Liberia, we have limited operations in the United States, and we maintain limited assets, if any, in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization, or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. The Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings, and Liberia’s insolvency laws exempt non-resident corporations from its statute. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would accept, or be entitled to accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our shareholders to receive any recovery following our bankruptcy.

As a Marshall Islands corporation with principal executive offices in Greece and subsidiaries in the Marshall Islands and other offshore jurisdictions, our operations may be subject to economic substance requirements.

The Council of the European Union, or the Council, routinely publishes a list of “non-cooperative jurisdictions” for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. In February 2023, the Republic of the Marshall Islands, among others, was placed by the EU on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirements, and was subsequently removed from such list in October 2023. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, and non-deductibility of costs, and although we are not currently aware of any such measures being adopted they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits certain EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. Our commercial manager is also a Marshall Islands entity. The Marshall Islands has enacted economic substance regulations with which we may be obligated to comply. Those regulations require certain entities that are not otherwise tax resident elsewhere that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters), and (iii) having regard to the level of relevant activity carried out in the Marshall Islands, has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands, and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under this legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials or with respect to the Marshall Islands economic substance requirements, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity or struck from the register of companies in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions, and operating results. Accordingly, any implementation of, or changes to, any of the economic substance regulations that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, financial condition or results of operations.

We do not know what actions the Marshall Islands may take, if any, to remove itself from the list of “non-cooperative jurisdictions” if it should be placed back on the list; how quickly the EU would react to any changes in legislation of the Marshall Islands; or how EU banks or other counterparties will react while we or our subsidiaries remain as entities organized and existing under the laws of the Marshall Islands during a period if the Marshall Islands is again placed on the list of “non-cooperative jurisdictions.” The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with legislation adopted by the Marshall Islands to achieve removal from the list, could have a material adverse effect on our business, financial conditions and operating results.

RISKS RELATING TO OUR RELATIONSHIP WITH OUR TECHNICAL MANAGER AND ITS AFFILIATES

We depend on KMC to manage our business.

We do not have the employee infrastructure to manage our operations. In common with industry practice, our subsidiaries own the vessels in the fleet or charter-in vessels on a bareboat basis from a leasing house, and would be the counterparties to any contracts to construct newbuildings. KMC provides our day-to-day fleet technical management, such as vessel operations, repairs, insurance consulting, supplies, and crewing. We, through our vessel-owning subsidiaries, have also entered into ETS Services Agreements with KMC pursuant to which KMC obtains, transfers and surrenders emission allowances under the EU Emissions Trading Scheme that came into effect on January 1, 2024. Furthermore, our wholly owned subsidiary OET Chartering Inc. has entered into a shared services agreement with KMC to document the mutual exchange of business support in respect of the management of our vessels by way of corporate, accounting, financial and other operational and administrative services. As a result, we depend upon the continued services provided by KMC.

We derive significant benefits from our relationship with KMC and its affiliated companies, including purchasing discounts to which we otherwise would not have access. We would be materially adversely affected if KMC becomes unable or unwilling to continue providing services for our benefit at the level of quality they have provided such services in the past and at comparable costs as they have charged in the past. If we were required to employ a ship management company other than KMC, we cannot offer any assurances that the terms of such management agreements would be on terms as favorable to the Company in the long term. If KMC suffers material damage to its reputation or relationships it may harm our ability to:

●	continue to operate our vessels, or vessels we may acquire, and service our customers;
●	renew existing charters upon their expiration;
●	obtain new charters;
●	obtain financing and insurance on commercially acceptable terms;
●	maintain satisfactory relationships with our customers and suppliers; and
●	successfully execute our growth strategy.

In addition, each of the amended and restated technical management agreements grants KMC a termination right, subject to 30-days’ advance written notice, in the event of a change of control of the relevant ship owning subsidiary (in the event that such change of control has not been consented to by KMC in advance). The amended and restated technical management agreements retain the right to terminate for convenience subject to a 36-month advance written notice, in addition to either party being able to terminate for cause (provided that, unless the cause for termination is KMC’s failure to meet its obligations under the relevant technical management agreement, we are required to continue payment of the management fees thereunder for 36 months from the termination date or, if a notice of termination for convenience has preceded such for cause termination, 36 months from the date of such notice).

KMC is a privately held company and there is little or no publicly available information about it.

The ability of KMC to continue providing services for our and our subsidiaries’ benefit will depend in part on its own financial strength. Circumstances beyond our control could impair its financial strength and because KMC is privately held, it is unlikely that information about KMC’s financial strength would become public. As a result, an investor in our common shares might have little advance warning of problems affecting KMC, even though these problems could have a material adverse effect on us.

Management fees are payable to KMC regardless of our profitability or whether our vessels are employed.

The fees payable to KMC are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require KMC to reduce the fees under such agreements if our profitability decreases. In addition, each of the amended and restated technical management agreements grants KMC a termination right, subject to 30-days’ advance written notice, in the event of a change of control of the relevant ship owning subsidiary (in the event that such change of control has not been consented to by KMC in advance). The amended and restated technical management agreements also retain the right to terminate for convenience subject to a 36-month advance written notice, in addition to either party to the agreements being able to terminate for cause (provided that, unless the cause for termination is KMC’s failure to meet its obligations under the relevant technical management agreement, we are required to continue payment of the management fees thereunder for 36 months from the termination date or, if a notice of termination for convenience has preceded such for cause termination, 36 months from the date of such notice).

Our Chairman is a significant shareholder of KMC, which could create conflicts of interest.

Our Chairman, Ioannis Alafouzos, owns a 50% stake in KMC, with his brother, Themistoklis Alafouzos, owning the other 50% stake. Our Chairman’s interest and position in KMC could create conflicts of interest that could result in losing revenue or business opportunities or increase our expenses. Our Chairman or KMC may take actions that are not in our or our other shareholders’ best interest and conflicts of interest between them and us may arise as a result of their operation of or investment in businesses that compete with us.

The Alafouzos family and KMC may have conflicts of interest between us and KMC’s other clients.

We subcontract the day-to-day technical vessel management of our fleet, including crewing, maintenance, and repair to KMC. We, through our vessel-owning subsidiaries, have also entered into ETS Services Agreements with KMC pursuant to which KMC obtains, transfers and surrenders emission allowances under the EU Emissions Trading Scheme that came into effect on January 1, 2024. Furthermore, our wholly owned subsidiary OET Chartering Inc. has entered into a shared services agreement with KMC to document the mutual exchange of business support in respect of the management of our vessels by way of corporate, accounting, financial and other operational and administrative services. KMC may provide similar services for vessels owned or operated by other shipping companies, and it also may provide similar services to companies with which KMC is affiliated. Notably, KMC provides such services to vessels owned by our Chairman and his brother. These responsibilities and relationships could create conflicts of interest between KMC’s performance of its obligations to us, on the one hand, and KMC’s performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection, among others, with the crewing, supply provisioning, and operations of the vessels in our fleet versus vessels owned or operated by other clients of KMC. In particular, KMC may give preferential treatment or be contractually or otherwise obligated to give preferential treatment to vessels owned or operated by other clients or affiliated companies. In addition, our Chairman and his brother own fleets of ships that are not owned by us and we therefore may be competing for the same charterers or other business opportunities. These conflicts of interest may have an adverse effect on our results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are Okeanis Eco Tankers Corp., an international shipping company incorporated under the laws of the Republic of the Marshall Islands, pursuant to the BCA, on April 30, 2018. The legislation under which Okeanis Eco Tankers Corp. operates is the BCA, and its registered agent and registered address in the Marshall Islands is The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH 96960. Our executive offices are currently located at c/o OET Chartering Inc., Ethnarchou Makariou Ave., & 2 D. Falireos St., 185 47 N. Faliro, Greece and our telephone number at that address is +30 210 480 4200. Our website is www.okeanisecotankers.com. The Commission maintains a website that contains reports, proxy and information statements, and other information that we and other issuers file electronically at www.sec.gov. Information that is or will be on or accessed through such websites does not constitute a part of, and is not incorporated by reference into, this Annual Report.

On June 28, 2018, we acquired 15 single-purpose companies and OET Chartering Inc. from Ioannis Alafouzos and Okeanis Marine Holdings S.A., a Marshall Islands corporation controlled by our Chairman, Ioannis Alafouzos, and his brother, Themistoklis Alafouzos. In consideration for the contribution of the vessel-owning entities, newbuilding contract purchasing entities and the chartering entity to us, we issued 15,990,000 of our common shares to Glafki Marine Corp., controlled by the two brothers and which already held 10,000 common shares that were initially issued by us. Glafki Marine Corp. is currently controlled by Ioannis Alafouzos. In July 2022, Glafki Marine Corp. sold 6,646,063 of our common shares to Hospitality Assets Corp., a company controlled by Themistoklis Alafouzos, by way of share exchange in conjunction with Ioannis Alafouzos’ purchase of Themistoklis Alafouzos’ minority shares in Glafki Marine Corp. Following this transaction, the two brothers separated their indirect interests and Ioannis Alafouzos became the sole shareholder of Glafki Marine Corp. Collectively, Glafki Marine Corp. and Hospitality Assets Corp. are majority shareholders in the Company, owning an aggregate of 17,665,000 of its common shares (53.7% of the issued and outstanding shares in the Company), with Ioannis Alafouzos owning another 437,286 of its common shares directly.

Our common shares began trading on Euronext Growth (ex - Merkur Market) on July 3, 2018. On March 8, 2019, our shares began trading on Euronext Expand (ex - Oslo Axess) and ceased trading on Euronext Growth. On January 29, 2021, our shares began trading on the Oslo Børs and ceased trading on Euronext Expand (ex-Oslo Axess). On December 11, 2023, our shares began trading on the NYSE, and our listing on the Oslo Børs was converted into a secondary listing.

In May 2021, the Company signed memoranda of agreement (“MoAs”) for the sale of its Aframax/ LR2 vessel fleet, comprising three vessels (Nissos Therassia, Nissos Schinoussa and Nissos Heraclea) to an unaffiliated third party for a total of $120.75 million. Nissos Therassia and Nissos Schinoussa were delivered to their new owners in June 2021 and Nissos Heraclea was delivered in August 2021.

In June 2021, the Company signed MoAs for the sale of the VLCC crude tankers, Nissos Santorini and Nissos Antiparos, to an unaffiliated third party for consideration of $180 million. The vessels were delivered to their new owner in the October 2021 and November 2021, respectively.

In June 2021, we entered into an agreement to acquire two Gas Ready (MEc), Eco-design, open loop scrubber-fitted 300,000 DWT VLCC crude tankers (Nissos Kea and Nissos Nikouria) under construction at Hyundai Heavy Industries shipyard, or HHI, from entities controlled by Mr. Ioannis Alafouzos for a total consideration of $194 million, funded with a combination of cash, senior secured debt, and senior unsecured debt (“Sponsor Loan”).

In November 2021, our board of directors authorized a share buy-back plan, pursuant to which we were permitted to repurchase up to $5.0 million of our outstanding common shares in the open market. This plan remains in effect. As of the date hereof, we have purchased 181,809 shares at an average price of NOK71.68, or $8.34 per share for a total amount of $1,515,670. We did not repurchase any shares in 2023.

In March 2022, we took delivery of the newbuilding VLCC, Nissos Kea from HHI.

In April 2022, the Company entered into a loan agreement with Okeanis Marine Holdings S.A., an entity controlled by Mr. Ioannis Alafouzos, regarding the acquisition of VLCC vessels Nissos Kea and Nissos Nikouria. Under the agreement, the loaned amount of $17.6 million for each vessel, bears a fixed interest cost of 3.5% per annum and is payable at our sole discretion, up to any date two years from the vessels’ delivery.

In May 2022, we signed our first sustainability linked loan (“SLL”) that includes customary environmental clauses which are linked to pricing. For further information, see “Item 5.B. Liquidity and Capital Resources — Credit Facilities and Financing Obligations — $125.7 Million Secured Term Loan Facility”. Gross proceeds from the transaction were $125.7 million which were used towards the refinancing of debt outstanding in connection with the financing of the VLCC vessels Nissos Kythnos and Nissos Donoussa, and for general corporate purposes.

In June 2022, we took delivery of Nissos Nikouria, the second newbuilding VLCC from HHI.

On July 18, 2023, the Company declared its option to purchase back the Suezmax vessel Milos, from its sale and lease back financier in February 2024.

Recent Developments

On January 31, 2024, we executed an agreement for a new $34.7 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Milos from its current sale and lease back financier (the “Milos Facility”). The Milos Facility is provided by a syndicate led by Kexim Asia Limited and the transaction was completed in February, 2024. It is priced at 175 bps over the applicable Term SOFR, matures in six years, will be repaid in quarterly instalments of $0.725 million each, together with a balloon instalment of $17.3 million payable at maturity, will be secured by, among other things, security over the Milos and is guaranteed by the Company.

On January 26 and 29, 2024, we executed amendments to the existing sale and leaseback agreements on the VLCC vessels Nissos Kea and Nissos Nikouria (the “Existing Leases Amendments”) and a new sale and leaseback agreement on the VLCC vessel Nissos Anafi (the “Anafi Lease”), respectively, both with CMB Financial Leasing.

The Anafi Lease, in the amount of approximately $73.5 million, will be used to refinance the existing indebtedness of the Nissos Anafi and other general corporate purposes, and was completed in February, 2024. The agreement provides for a bareboat charter with charterhire being paid quarterly, and which matures in seven years. Charterhire will be paid in quarterly installments each consisting of a fixed amount of approximately $1.180 million and a variable amount priced at 190 bps over the applicable Term SOFR. The Anafi Lease includes purchase options for the Company after the first year and throughout the tenor of the lease and is guaranteed by the Company.

The Existing Leases Amendments, which became effective in the first quarter of 2024, provide for a reduction of the pricing of the variable amount of charterhire payable thereunder to 200 bps over the applicable Term SOFR on both vessels, extend maturities to December 2030 for the Nissos Kea and March 2031 for the Nissos Nikouria, and eliminate the previously stipulated early prepayment fees in the case of exercise of the purchase options by the Company after the first year.

In March 2024, we paid an amount of approximately $21.2 million or $0.66 per share via a dividend that was classified as a return of paid-in-capital. For more information, see “Item 8. Financial Information — Dividend Policy.”

Also, in March 2024, the Company repaid an amount of $16.7 million concerning the remaining Sponsor’s loan principal amount relating to the acquisition of Nissos Kea.

B.	Business Overview

We are an international owner and operator of a modern, fuel-efficient Eco fleet of 14 tanker vessels, comprising six modern Suezmax tankers and eight modern VLCC tankers, focusing on the transportation of crude oil. Our vessels are built in line with Eco standards that consume less bunker fuel than conventional tanker vessels, are equipped with exhaust gas cleaning systems (“scrubbers”) and are built to comply with regulations for ballast water treatment. Our fleet has a carrying capacity of approximately 3.5 million deadweight tons and an average age of 4.4 years as of December 31, 2023. Certain of our vessels are owned by us directly and others are owned by finance leasing houses and bareboat chartered back to us (with an option for us to repurchase the vessels at certain times).

The following table lists the vessels in our fleet as of April 30, 2024:

	Year				Type of
Vessel Name	Built	Dwt	Flag	Yard	Employment
Milos	2016	157,525	Greece	Sungdong	Spot
Poliegos	2017	157,525	Marshall Islands	Sungdong	Spot
Kimolos	2018	159,159	Marshall Islands	JMU	Spot
Folegandros	2018	159,221	Marshall Islands	JMU	Spot
Nissos Sikinos	2020	157,447	Marshall Islands	HSHI	Spot
Nissos Sifnos	2020	157,447	Marshall Islands	HSHI	Spot
Nissos Rhenia	2019	318,953	Marshall Islands	HHI	Spot
Nissos Despotiko	2019	318,953	Marshall Islands	HHI	Spot
Nissos Donoussa	2019	318,953	Marshall Islands	HHI	Spot
Nissos Kythnos	2019	318,953	Marshall Islands	HHI	Spot
Nissos Keros	2019	318,953	Marshall Islands	HHI	Spot
Nissos Anafi	2020	318,953	Marshall Islands	HHI	Spot
Nissos Kea	2022	300,323	Marshall Islands	HHI	Spot
Nissos Nikouria	2022	300,323	Marshall Islands	HHI	Spot

We strategically monitor developments in the tanker industry on a regular basis and, subject to market demand, will seek to enter into shorter or longer time or bareboat charters according to prevailing market conditions.

We will compete for charters on the basis of price, vessel location, size, age, and condition of the vessel, as well as on our reputation as an operator. We will arrange our time charters and bareboat charters through the use of brokers, who negotiate the terms of the charters based on market conditions. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

Management of Our Fleet

We have entered into management agreements with OET Chartering Inc. (a wholly owned subsidiary) as commercial manager of our vessels and with KMC as our technical manager.

KMC provides our vessels with a wide range of shipping services, such as technical support, crew management, maintenance, and insurance consulting in exchange for a daily fee of $900 per vessel, which is reflected under management fees in the consolidated statement of profit or loss and other comprehensive income. For the years ended December 31, 2023 and December 31, 2022, total technical management fees incurred from KMC amounted to $4,599,000 and $4,381,200, respectively. If required by KMC, the daily fee may be increased in line with the relevant annual inflation rates. Each technical management agreement for each vessel can be terminated by either party at any time for cause, including by reason of the other party’s failure to meet its obligations under the agreement or if we sell the vessel or upon the vessel’s loss. Furthermore, KMC has the right to terminate each technical management agreement, subject to 30-days’ advance written notice, in the event of a change of control of the relevant ship-owning entity without KMC’s consent. In each case, unless the cause for termination is KMC’s failure to meet its obligations under the relevant technical management agreement, we are required to continue payment of the management fees thereunder for 36 months from the termination date (or, if a notice of termination for convenience has preceded such for cause termination, 36 months from the date of such notice). The agreement can also be terminated by either party for convenience by giving notice to the other party, following which the agreement shall terminate upon the expiration of 36 months from the date on which notice is received.

In addition, on November 1, 2023, our wholly owned subsidiary, OET Chartering Inc., entered into a shared services agreement with KMC to document the mutual exchange of business support in respect of the management of our vessels by way of corporate, accounting, financial and other operational and administrative services. The shared services agreement does not provide for any additional fee payable. The agreement may be terminated by either party thereto (i) for cause, immediately upon written notice or (ii) for any other reason, upon two months’ written notice.

OET Chartering Inc., a wholly owned subsidiary, provides commercial management of all of the vessels in our fleet and employs our on-shore employees. We pay OET Chartering Inc. a daily management fee of $600 per vessel, but if the actual expenses of OET Chartering Inc. are higher, an additional amount will be paid.

On March 1, 2024 each of our vessel owning subsidiaries, entered into an ETS Services Agreement with KMC, which agreement is effective as of January 1, 2024, pursuant to which KMC obtains, transfers and surrenders emission allowances under the EU Emissions Trading Scheme that came into effect on January 1, 2024, and KMC provides the vessel with emission data in a timely manner to enable compliance with any emission scheme (s) applicable to the vessel. No additional fee is payable under these agreements as the services are considered to be part of the technical management fee under the technical management agreements, set out above. These agreements may be terminated by either party (a) for cause, immediately upon written notice or (ii) for any reason, upon two months' written notice. These agreements shall also be deemed automatically terminated on the date of termination of the relevant technical management agreements, described above.

Employment of Our Fleet

We currently seek to employ our vessels primarily under voyage charters, which we believe allows us to capture the full benefit of lower fuel oil costs afforded to us by our Eco-design, scrubber-equipped, fleet. Depending on market conditions, we may also employ our vessels on time charters. Vessels operating on time charters may be chartered for several months or years, whereas vessels operating in the spot market typically are chartered for a single voyage that may last up to three months. Vessels operating in the spot market may generate increased profit margins during periods of improving tanker rates, while vessels operating on time charters generally provide more predictable cash flows. We actively monitor market conditions and changes in charter rates in managing the deployment of our vessels between voyage charters and time charters.

Voyage Charters

A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under voyage charters, we pay voyage expenses such as port, canal, and bunker costs. Voyage charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the voyage market generate revenue that is less predictable but may enable us to capture increased profit margins during periods of improvements in tanker rates.

Time Charters

Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate, in part, the seasonality of the spot market business, which is typically weaker in the second and third quarters of the year. In the future, we may opportunistically look to enter our vessels into time charter contracts.

Customers

Our customers during the last three years include national, regional, and international companies. Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2023, 2022 and 2021 were:

Customer	2023	2022	2021
A	—	18%	13%
B	—	14%	11%
C	—	11%	—
Total	—	43%	24%

Seasonality

Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil and oil products in the northern hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. This is most apparent from the higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. This seasonality may affect operating results. However, to the extent that our vessels, or any vessels we may acquire, are chartered at fixed rates on a long-term basis, seasonal factors will not have a significant direct effect on our business.

Our Environmental, Social, and Governance, or ESG, Practices

We, together with our technical managers, have been monitoring relevant data for sustainability and ESG according to internationally accepted standards. Consistent with our commitments towards ESG initiatives, in January 2024 we published our ESG Report for 2022 to inform our shareholders of certain of our goals, actions, and performance with respect to ESG issues. The 2022 ESG Report (which is not incorporated by reference herein) was prepared in accordance with the Global Reporting Initiative (GRI 2021 Standards) and the internationally accepted Sustainability Accounting Standards Board (SASB) for Marine Transportation and covers various sustainability aspects, which provide relevant information about ESG issues and includes information regarding our emissions (and certain metrics with respect thereto). We also ascribe to the United Nations Sustainable Development Goals (UN SDGs), which guide our operations, and recognize the importance of the 2030 Agenda for Sustainable Development.

KMC designed and developed in-house a Vessel Monitoring & Performance System (VMPS), an innovative monitoring tool which we believe is capable of meeting current and future GHG regulatory and compliance requirements. The VMP KMC system monitors fuel capacity and emissions in real-time while providing valuable information through instant reports. KMC, recognizing the need to develop management tools to assist in managing the ongoing environmental performance of its ships, has issued a Ship Energy Efficiency Management Plan (SEEMP), in order to monitor and measure the Company’s ships and fleet efficiency performance. The SEEMP identifies energy-saving measures which have been undertaken as well as the necessary measures that can be adopted to further improve the ship’s energy efficiency providing specific tools to assess their effectiveness.

Environmental and Other Regulations

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state, and local laws and regulations in force in the countries in which our vessels and other vessels we may acquire may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation, and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations, and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels (and other vessels we may acquire) to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or USCG, harbor master, or equivalent), classification societies, flag state administrations (countries of registry), terminal operators, and charterers. Certain of these entities require us to obtain permits, licenses, certificates, and other authorizations for the operation of our vessels and other vessels we may acquire. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels and other vessels we may acquire.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessels and other vessels we may acquire that emphasize operational safety, quality maintenance, continuous training of our officers and crews, and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates, or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels and other vessels we may acquire. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, the International Convention for the Safety of Life at Sea of 1974, or SOLAS Convention, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW, and the International Convention on Load Lines of 1966, or LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, the handling and disposal of noxious liquids, and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker, and LNG carriers, among other vessels, and is divided into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.

Since 2014, the IMO’s Marine Environmental Protection Committee, or the MEPC, amendments to MARPOL Annex I Condition Assessment Scheme, have required compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs. In January 2023, amendments to the ESP Code relating to thickness measurements at the first renewal survey of double hull oil tankers became effective. Additional amendments addressing survey requirements for bulk carriers and oil tankers are expected to enter into effect in July 2024. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that our vessels are currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter, and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems (referred to as “scrubbers” or “EGCS”. Ships are required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Fuels with higher sulfur content than required by Reg. 14 of Annex VI can still be delivered to a ship, provided the ship uses equivalent measures, such as an EGCS, pursuant to Regulation 4. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur additional costs, which cannot currently be reasonably estimated.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area, and United States Caribbean Sea area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Furthermore, in December 2022, the Committee adopted Resolution MEPC.361(79) establishing a new ECA for the Mediterranean Sea as a whole. These amendments will enter into force on May 1, 2024, however, ships operating in this ECA will be exempted from compliance with the 0.10% m/m sulfur content standard for fuel oil until July 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and ocean-going vessels trading in ECAs are subject to increased operational costs due to the significantly higher price of the fuel with very low Sulphur content (0.1%m/m) or due to the additional cost entailed by the use of an EGCS. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016, and which operate in the North American ECA or the U.S. Caribbean Sea ECA, as well as ECAs designated in the future by the IMO. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters, and Norwegian Sea), came into effect in January 2021.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further herein. Amendments to Annex VI, requiring will require bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, are expected to become effective on May 1, 2024. Pursuant to MEPC 80, in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements, from January 1, 2025 to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 76 adopted amendments to Annex VI, which impose new regulations to reduce greenhouse gas emissions from ships. The revised Annex VI entered into force in November 2022 and includes requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (or EEXI), and (2) operational carbon intensity reduction requirements based on a new operational carbon intensity indicator (or CII). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, taking effect from January 1, 2023, ships of 5,000 gross tonnage are required to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships that fall under the new CII regime will have to have a CII rating of C or above from 2023 in order to be compliant. Ships that have a CII rating of D for three consecutive years or E for one year are required to submit a corrective action plan, to show how the required index (C or above) would be achieved or else they will be deemed non-compliant. The EEXI and CII certification requirements came into effect on January 1, 2023.

Additionally, MEPC 76 adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include methodology for calculating the ship’s attained annual operation CII and the required annual operational CII on or before June 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (or HFO) by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition becomes effective on or after July 1, 2029.

We may incur costs to comply with these revised standards, although it is difficult to predict any such costs. Additional or new conventions, laws, and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows, and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

The Military Sealift Command adopted amendments to modernize the Global Maritime Distress and Safety System (or GMDSS), which entered into force on January 1, 2024. The amendments, which include amendments to SOLAS, may require vessel owners/operators to ensure their radio equipment is compliant.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state (or recognized organization on behalf of the flag administration), under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for our vessels as required by the IMO. The documents of compliance and safety management certificate are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity, and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, and from July 1, 2016 with respect to new oil tankers and bulk carriers. Regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers, or GBS Standards.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing, and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon came into effect in June 2022.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ recognized organizations, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance, and to conduct ISM audits.

Furthermore, recent actions by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by shipowners and managers. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard will involve installing on- board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems (or BWMS), which include systems that make use of chemical, biocides, organisms, or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020, shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020, must be approved taking into account guidelines developed by the IMO or the BWMS Code. As of October 23, 2019, MEPC 72’s amendments to the BWM Convention took effect, requiring all ships to meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate became effective in June 2022. All of our vessels have Ballast Water Treatment Systems that ensure compliance with the new environmental regulations.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and, under the 1992 Protocol, where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. We will ensure that our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force as required by law.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager, or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in a ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention,” which entered into force in September 2008 and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time, and subsequent surveys when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for our vessels that are subject to the Anti- fouling Convention. MEPC 76 adopted amendments to the Anti-fouling Convention to include controls on the biocide cybutryne; ships may not apply cybutryne or re-apply anti-fouling systems containing that substance. In addition, ships are required to remove or apply a coating to anti-fouling systems with cybutryne, at the next scheduled renewal of the anti-fouling system after January 1, 2023. This does not apply to our fleet, as our vessels bear cybutryne-free products.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities (and other authorities in a number of countries) have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S., European Union (and other countries’) ports, respectively. As of the date of this Annual Report, our vessels are ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories, and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating, or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally, and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God, or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;

(iii)	loss of subsistence use of natural resources that are injured, destroyed, or lost;
(iv)	net loss of taxes, royalties, rents, fees, or net profit revenues resulting from injury, destruction, or loss of real or personal property or natural resources;
(v)	lost profits or impairment of earning capacity due to injury, destruction, or loss of real or personal property or natural resources; and
(vi)

net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety, or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs. Effective December 23, 2022, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation); the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction, or operating regulation by a responsible party (or its agent, employee, or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime related to hazardous substances (which include petroleum products that are contaminated with hazardous substances) whereby owners and operators of vessels are liable for clean-up, removal, and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God, or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction, or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer, or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s, or BSEE, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE released a final Well Control Rule in August 2023, which strengthens testing and performance requirements, and may affect offshore drilling operations and cause us to incur additional costs to comply. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels and other vessels we may acquire could negatively impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, that could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations, which may affect our vessels and other vessels we may acquire.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation, and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA. In April 2020, the EPA and Department of the Army published the Navigable Waters Protection Rule to finalize a revised WOTUS definition, which rule became effective in June 2020. However, in light of a court order issued by the U.S. District Court for the District of Arizona on August 30, 2021, the EPA and U.S. Army Corps of Engineers are interpreting WOTUS consistent with the pre-2015 regulatory regime. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the revised WOTUS rule, which was published on January 18, 2023. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the Clean Water Act in its decision dated May 25, 2023. The final rule became effective September 8, 2023 and operates to limit the Clean Water Act.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels and other vessels we may acquire to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels and other vessels we may acquire from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, and requires that the USCG develop implementation, compliance and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. Comments to the Supplemental Notice were due by December 18, 2023. Under VIDA, all provisions of the VGP 2013 and USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standards. Current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, require mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. Until new USCG regulations are final and enforceable, non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard, and state regulations could require the installation of ballast water treatment equipment on our vessels and other vessels we may acquire or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels and other vessels we may acquire from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship- source discharges of polluting substances, including minor discharges, if committed with intent, recklessly, or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015, (amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting, and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on March 1, 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting, and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector, or ETS, which entered into force on January 1, 2024 and which applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU regulation, which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from June 30, 2025, as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, ETS is to apply gradually over the period from 2024-2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who not only assume full compliance for ETS but also under the ISM Code. If the latter contractual arrangement is entered into, this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS is set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). The European Commission has also signaled that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. In addition, the MRV system is also being revised such that the scope of ships to be monitored will now extend to those that are 400GT and more. The reason for this is because the ETS will apply to ships that are between 400GT and 5000GT from circa 2027. Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. From a risk management perspective, new systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance.

Responsible recycling and scrapping of ships is becoming an increasingly important issue for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/ 2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. Bangladesh is expected to ratify the Hong Kong Convention in June 2023. If his takes place then the Convention will finally enter into force. Parties to the Convention will then have two years to implement the requirements of the Convention in their respective jurisdictions and ensure that the highest possible ship recycling standards and in well run and green ship recycling yards are created/maintained. In the meantime, since the Hong Kong Convention will come into force on June 26, 2025, the 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from December 31, 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag, as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones, and pollution control zones that are included in “Sox Emission Control Areas.” EU Directive (EU) 2016/802 establishes limits on the maximum sulfur content of gas oils and heavy fuel oil and contains fuel- specific requirements for ships calling at EU ports.

EU Directive 2004/35/CE (as amended) regarding the prevention and remedying of environmental damage addresses liability for environmental damage (including damage to water, land, protected species, and habitats) on the basis of the “polluter pays” principle. Operators whose activities caused the environmental damage are liable for the damage (subject to certain exceptions). With regard to specified activities causing environmental damage, operators are strictly liable. The directive applies where damage has already occurred and where there is an imminent threat of damage. The directive requires preventative and remedial actions, and that operators report environmental damage or an imminent threat of such damage.

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states have 18 months to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will apply on a phased basis, starting from the financial year 2024 through 2028, to large EU and non-EU undertakings subject to certain financial and employee thresholds being met. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance.

International Labor Organization

The International Labor Organization, or the ILO, is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. Additionally ships subject to MLC 2006 must display a certificate confirming insurance or other financial security for liabilities for seafarer wages and repatriation and compensation for death and long-term disability. We believe that our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016, and does not directly limit greenhouse gas emissions from ships. The United States rejoined the Paris Agreement in February 2021.

Additionally, at MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050.

In October 2016 at MEPC 70, the IMO adopted a mandatory data collection system (DCS) that requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way, and distance traveled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching, and off-shore installations.

The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV, which applies since 2018, and the IMO DCS, which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on February 4, 2019, aims to align and facilitate the simultaneous implementation of the two systems, although it is still not clear when the proposal will be adopted.

IMO’s MEPC 76 adopted amendments to MARPOL Annex VI requiring ships to reduce their greenhouse gas emissions. The Revised MARPOL Annex VI entered into force on November 1, 2022. The revised Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI)) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 76 also adopted guidelines to support implementation of the amendments.

In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030 compared to 1990 levels. In July 2021, the European Commission launched the Fit for 55 (described above) to support the climate policy agenda. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposal that would achieve more comprehensive emissions reductions and add proposed requirements for sources not previously covered. The EPA held a public hearing in January 2023, and in December 2023, the EPA announced a final rule to reduce methane and other air pollutants from the oil and natural gas industry. The rule includes “Emissions Guidelines” for states to follow as they develop plans to limit methane emissions from existing sources.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S., or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, in the United States, there have been a variety of initiatives intended to enhance vessel security, such as the U.S. Maritime Transportation Security Act of 2002, or MTSA.

To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate will be refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed, and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered, and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant negative financial impact on us. All the vessels in our fleet comply with the various security measures addressed by MTSA, the SOLAS Convention, and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably in the Gulf of Guinea, the Red Sea and the Indian Ocean. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly and negatively affect our business. Costs may be incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy and Enhance Security, notably those contained in the BMP5 industry standard.

Surveys by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Our vessels are certified as being “in class” by her Classification Society (i.e., American Bureau of Shipping).

A vessel must undergo annual surveys, intermediate surveys, drydockings, and special surveys. In lieu of a special survey/dry-docking, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period until a vessel reaches 10 years of age, after which a vessel is required to be specially surveyed/dry-docked approximately every 2.5 years. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks, such as mechanical failure, physical damage, collision, property loss, cargo loss or damage, and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurances

We maintain marine hull and machinery and war risks insurances, which include the risk of actual or constructive total loss, for each of our vessels. Under our hull and machinery policy there is also cover for damage to fixed and floating objects and claims arising from collisions with other vessels. Each of our vessels is covered up to at least its fair market value with a deductible that ranges from $130,000 to $250,000 depending on each vessel’s market value, per incident. We also maintain increased value coverage for our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance. So far, we do not maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance, provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury, illness or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from damage to other third-party property, pollution arising from oil or other substances, salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our coverage limit is as per International Group’s rules, where there are standard sub-limits for oil pollution at $1 billion, passenger liability at $2 billion and seamen liabilities at $3 billion. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities in excess of each association’s own retention of $10 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels and other vessels we may acquire. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We believe that we have obtained all permits, licenses and certificates currently required to permit our vessels to operate as planned. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business in the future.

The Tanker Shipping Industry

The oil tanker shipping industry constitutes a vital link in the global energy supply chain, in which tanker vessels play a critical role by carrying large quantities of crude oil. The rationale behind this is that only tanker vessels can carry crude oil from one continent to the other and across the oceans based on practical and economical terms. The shipping of crude oil is the only transportation method that implies the lower cost per oil barrel compared to other methods, such as pipelines.

Αn oil tanker shipping company earns revenues by the freight rates paid for transportation capacity. Freight is paid for the movement of cargo between a load port and a discharge port. The cost of moving the ship from a discharge port to the next load port is not directly compensated by the charterers in the freight payment but is an expense of the owners if not on time charter.

The main categories of crude tanker vessels are:

●	VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt (typically 300,000 to 320,000 dwt or approximately two million barrels). VLCCs generally trade on long-haul routes from the Middle East and West Africa to Asia, Europe, and the U.S. Gulf or the Caribbean.

●	Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt (typically 150,000 to 160,000 dwt or approximately one million barrels). Suezmax tanker vessels are engaged in a range of crude oil trades across a number of major loading zones.
●	Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt (or approximately 500,000 barrels). Aframax tanker vessels are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean, and Asia.

Tanker Newbuilding Prices

The factors which influence new-built prices include ship type, shipyard capacity, demand for ships, “berth cover”, i.e., the forward book of business of shipyards, buyer relationships with the yard, individual design specifications, including fuel efficiency or environmental features and the price of ship materials, engine and machinery equipment and particularly the price of steel.

Tanker Secondhand Prices

Second-hand prices are primarily driven by trends in the supply and demand for vessel capacity. During extended periods of high demand, as evidenced by high charter rates, secondhand vessel values tend to appreciate, and during periods of low demand, evidenced by low charter rates, vessel values tend to decline. Vessel values are also influenced by age and specification and by the replacement cost (new-built price) in the case of vessels up to five years old.

The sale and purchase (S&P) market, where vessels are sold and bought through specialized brokers, determines vessel values on a daily basis. The S&P market is transparent and liquid, with a significant number of vessels changing hands annually.

Values for younger vessels tend to fluctuate on a percentage basis less than values for older vessels. This is due to the fact that younger vessels with a longer remaining economic life are less susceptible to the level of charter rates than older vessels with limited remaining economic life.

The Crude Oil Tanker Market

Charter Types

Employment of oil tanker vessels occurs through the following chartering options:

●	Bareboat Charter: In this charter type, vessels are usually employed for several years. All voyage related costs such as bunkers, port dues, and daily operating expenses are paid by the charterer. The owner of the vessel is entitled to monthly charter hire payments and covers the capital cost associated with the vessel.
●	Time Charter: Involves the use of the vessel for a number of months or years or for a trip between specific delivery and redelivery positions. The charterer covers all voyage related costs while the owner receives monthly charter hire payments on a per day basis and pays all operating expenses and capital costs of the vessel.
●	Pool Charter: In this charter type, the vessel’s owner earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, is determined in accordance with an agreed-upon formula, which is determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics.
●	Spot or Voyage Charter: Vessels are used for a single voyage for the carriage of a specific amount and type of cargo on a load port to discharge port. The owner covers the repositioning cost of the ship as well as all expenses, namely voyage, operating, and capital costs of the ship.

Tanker Vessels Charter Rates

The main factors affecting vessel charter rates are primarily the supply and demand for tanker shipping. The shorter the charter period, the greater the vessel charter rate is affected by the current supply to demand balance and by the current phase of the market cycle (high point or low point). For longer charter periods, vessel charter rates tend to be more stable and less cyclical because the period may cover not only a particular phase of a market cycle but a full market cycle or several market cycles. Other factors affecting charter rates include the age and characteristics of the ships (fuel consumption, speed), the price of new-built and secondhand ships (buying as an alternative to chartering ships), and market conditions.

C.	Organizational Structure

See Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries.

D.	Property, Plants and Equipment

We do not own any real estate property. We maintain our principal executive offices at c/o OET Chartering Inc., Ethnarchou Makariou Ave.,&2 D. Falireos St., 185 47 N. Faliro, Greece. Other than our vessels, we do not have any material property. See “Item 4.B. Business Overview — Our Current Fleet” and “Item 4.B. Business Overview — Environmental and Other Regulations.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements.”

For a discussion of our results for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5.A. Operating Results — Results of Operations — Year ended December 31, 2022 compared with the year ended December 31, 2021” and “Item 5.B. Liquidity and Capital Resources” contained in Amendment No. 1 to our registration statement on Form 20-F, filed with the Commission on November 22, 2023.

This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3.D. Risk Factors.” See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

A.	Operating Results

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

●	number of vessels owned and operated;
●	voyage charter rates;
●	time charter trip rates;
●	period time charter rates;
●	the nature and duration of our voyage charters;
●	vessels repositioning;

●	vessel operating expenses and direct voyage costs;
●	maintenance and upgrade work;
●	the age, condition and specifications of our vessels and other vessels we may acquire;
●	issuance of our common shares and other securities;
●	amount of debt obligations; and
●	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in tankers rates. Spot charters also expose vessel owners to the risk of declining tanker rates and rising fuel costs in case of voyage charters.

Critical Accounting Policies

Critical accounting policies are those that are both most important to the portrayal of the company’s financial condition and results, and require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. For a description of all our significant accounting policies, see Note 4 to our annual audited financial statements included in this Annual Report.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues

Revenues include revenues from time charters and voyage charters. Revenues are affected by hire rates and the number of operating days. Revenues are also affected by the mix of business between vessels on time charter and vessels operating on voyage charter. Revenues from vessels on voyage charter are more volatile, as they are typically tied to prevailing market rates.

Voyage and Time Charters

Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses. Under time charters, we lease the vessel for a set length of time to a charterer, where the latter is free to sail to any port or transport any cargo of his preference (subject to legal restrictions). All voyage expenses are incurred by the charterer.

Commissions

We pay commissions of typically up to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

Voyage Expenses

Voyage expenses mainly relate to voyage charter agreements and consist of port, canal and bunker costs that are unique to a particular voyage and are recognized as incurred. Under our time charter arrangements, charterers bear substantially all voyage expenses, including bunker fuel, port charges and canal tolls.

Vessel Operating Expenses

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables and miscellaneous expenses. Vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damages or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.

Drydocking Costs

Drydocking costs relate to regularly scheduled intermediate survey or special survey drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Drydocking costs can vary according to the age of the vessel, the location where the drydock takes place, shipyard availability, local availability of manpower and material, and the billing currency of the yard. Please see “Item 18. Financial Statements — Note 4 — Significant Accounting Policies.” In the case of tankers, drydocking costs may also be affected by new rules and regulations. For further information, please see “Item 4. B. Business Overview — Environmental Regulations.”

Vessel Depreciation

We depreciate all our vessels on a straight-line basis over their estimated useful lives, which we estimate to be 25 years from the date of their initial delivery from the shipyard, after considering their estimated residual value. Each vessel’s residual value is equal to the product of its lightweight tonnage and its estimated scrap rate. The scrap price is estimated to be approximately $400 per ton of lightweight steel. The Company may revise the estimated residual values of the vessel in the future in response to changing market conditions.

General and Administrative Expenses

General and administrative expenses mainly consist of employee costs, directors’ liability insurance, directors’ fees and expenses, executive compensation, professional fees and other expenses.

Management Fees

Management fees concern services provided from the technical manager of our vessels, for a wide range of shipping services, among others, technical support, maintenance, acquisition of emission allowances, insurance consulting, for a daily fee of $900 per vessel.

Inflation

Inflation has had a moderate impact on our vessel operating expenses and corporate overheads. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There is therefore expected to be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn. Interest on our SOFR-based loans (or loans based on another reference rate or its successor) can increase following any interest rate hikes undertaken by financial authorities (such as central banks) in response to, among other things, inflation.

Interest and Other Finance Costs

We incur interest expense on outstanding indebtedness under our loans, which we include in interest and finance costs. We also incur finance costs in establishing our debt facilities.

Unrealized/Realized Gain/Loss from Derivatives

Unrealized/realized gain/loss from derivatives represents (1) the fluctuations in the fair value of the Company’s derivative instruments, recorded as unrealized gain or loss and (2) the actual amounts paid or received upon termination of the derivative instruments, recorded as realized gain or loss in the statements of profit or loss.

Main components of managing our business and main drivers of profitability

The management of financial, general and administrative elements involved in the conduct of our business and ownership or operation of our vessels requires the following main components:

●	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
●	management of our accounting system and records and financial reporting;
●	administration of the legal and regulatory requirements affecting our business and assets; and
●	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

●	charter rates and periods of charter hire for our tanker vessels;
●	utilization of our tanker vessels (earnings efficiency);
●	levels of our tanker vessels’ operating expenses and drydocking costs;
●	depreciation and amortization expenses;
●	financing costs; and
●	fluctuations in foreign exchange rates.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We had less than $1.235 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of Sarbanes-Oxley;
●	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.235 billion in “total annual gross revenues” during the most recently completed fiscal year, if we issue more than $1 billion of non- convertible debt over a three-year period, or we qualify as a large accelerated filer, meaning a public float of over $700 million. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

As a foreign private issuer, we may take advantage of certain provisions under the NYSE rules that allow us to follow Marshall Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will not be subject to certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their ownership of common shares and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, as a foreign private issuer and an emerging growth company, we are permitted to provide less detailed disclosure regarding executive compensation. Thus, for so long as we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to not be subject to more stringent executive compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

Results of Operations

Year ended December 31, 2023 compared with the year ended December 31, 2022

Revenue

(In millions of U.S. dollars)	2023	2022	Increase
Revenue	413.1	271.0	52%

Revenue was $413.1 million for the year ended December 31, 2023, an increase of $142.1 million, from $271.0 million for the year ended December 31, 2022. The increase in revenue was primarily due to a 48% average increase in Daily Time Charter Equivalent Rates resulting from the spot employment of the fleet in the profitable tanker market of 2023 and the addition of Nissos Kea and Nissos Nikouria, on March 31, 2022, and June 3, 2022, respectively.

Commissions

(In millions of U.S. dollars)	2023	2022	Increase
Commissions	(5.8)	(3.4)	71%

Commissions were $5.8 million for the year ended December 31, 2023, an increase of $2.4 million, from $3.4 million for the year ended December 31, 2022. The increase in broker’s commissions is attributable to the strong voyage charter market, the increased cargos carried, as well as the longer ton-miles travelled and is in line with the increase in revenue generated from voyage charters.

Voyage expenses

(In millions of U.S. dollars)	2023	2022	Increase
Voyage expenses	(109.6)	(74.1)	48%

Voyage expenses were $109.6 million for the year ended December 31, 2023, an increase of $35.5 million, from $74.1 million for the year ended December 31, 2022. Under voyage charters, the majority of voyage expenses are generally borne by us, whereas for vessels under time charters such expenses are borne by the charterer.

The increase in voyage expenses was primarily due to the employment of our vessels under voyage charters and consequently higher bunker fuel cost and port expenses as compared with the corresponding period in 2022. More specifically, the utilization of the Company’s vessels in the voyage charter market increased to 80% for the year ended December 31, 2023 from 60% for the year ended December 31, 2022.

Fuel cost increased from $55.7 million for the year ended December 31, 2022 to $76.2 million for the year ended December 31, 2023. The increase was primarily due to the longer ton-mile voyages carried out as a result of the disruption in the crude oil market, partially offset by a 19% decrease in fuel prices.

Port expenses increased from $18.0 million for the year ended December 31, 2022, to $30.4 million for the year ended December 31, 2023, because our vessels received substantially more port calls in 2023, compared to 2022, due to the strong spot market.

Vessel operating expenses

(In millions of U.S. dollars)	2023	2022	Increase
Vessel operating expenses	(41.7)	(35.7)	17%

Vessel operating expenses were $41.7 million for the year ended December 31, 2023, an increase of $6.0 million, from $35.7 million for the year ended December 31, 2022. The increase was mainly due to a 5% increase in vessels’ calendar days for the year ended December 31, 2023, compared to the year ended December 31, 2022, resulting from the addition of Nissos Kea and Nissos Nikouria, on March 31, 2022 and June 3, 2022, respectively and due to the pre-operating expenses for the preparation of the drydocking of Kimolos and Folegandros. The remaining increase is attributable to inflation.

Management fees

(In millions of U.S. dollars)	2023	2022	Increase
Management fees	(4.6)	(4.4)	5.0%

Management fees were $4.6 million for the year ended December 31, 2023, an increase of $0.2 million, from $4.4 million for the year ended December 31, 2022. The increase in management fees was primarily due to the addition of Nissos Kea and Nissos Nikouria, on March 31, 2022 and June 3, 2022, respectively.

Depreciation

(In millions of U.S. dollars)	2023	2022	Increase
Depreciation	(40.4)	(38.0)	6.0%

Depreciation was $40.4 million for the year ended December 31, 2023, an increase of $2.4 million, from $38.0 million for the year ended December 31, 2022. The increase in depreciation was primarily due to the addition of Nissos Kea and Nissos Nikouria to our fleet, on March 31, 2022 and June 3, 2022, respectively.

General and administrative expenses

(In millions of U.S. dollars)	2023	2022	Increase
General and administrative expenses	(9.9)	(5.3)	87%

General and administrative expenses were $9.9 million for the year ended December 31, 2023, an increase of $4.6 million, from $5.3 million for the year ended December 31, 2022. The increase in general and administrative expenses was primarily due to increased costs related to shore-based employees along with an increase in professional fees of 1.7 million in connection with the Company’s NYSE listing. For the years ended December 31, 2023, and 2022, key management personnel remuneration, amounted to $3.6 million compared to $1.7 million in 2022.

Other income/(expenses)

(In millions of U.S. dollars)	2023	2022	Increase
Other income/(expenses)	(55.9)	(25.6)	118%

Other expenses, net were $55.9 million for the year ended December 31, 2023, an increase of $30.3 million, from $25.6 million for the year ended December 31, 2022. Other income/(expenses) primarily consists of interest income/expense, other finance costs, realized/unrealized gain/loss from derivative instruments as well as various other expenses.

The increase in other expenses, net was primarily due to (1) realized/unrealized net gain from derivatives of $0.5 million for the year ended December 31, 2023 compared to $11.5 million for the year ended December 31, 2022 as a result of the termination of our interest rate swap contracts on June 30, 2022, which resulted in us realizing gains previously recorded at fair value through profit or loss; and (2) higher interest expense in 2023 attributable to the steep SOFR (substituted LIBOR from July 1, 2023) increase; in particular, interest expense and other finance cost was $61.2 million for the year ended December 31, 2023, compared to $38.1 million for the year ended December 31, 2022, partially offset by an increase of $3.4 million in interest income.

B.	Liquidity and Capital Resources

Since our formation, our principal sources of funds have been funds in the form of equity or working capital provided by operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures for the acquisition of our vessels and to maintain their quality, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, service our debt, and distribute capital to our shareholders.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources. Our ability to continue to meet our liquidity needs is subject to and will be affected by cash generated from operations, the economic or business environment in which we operate, shipping industry conditions, the financial condition of our customers, vendors and service providers, our ability to comply with the financial and other covenants of our indebtedness, and other factors.

In the future, we may require capital to fund acquisitions or to improve or support our ongoing operations and debt structure, particularly in light of economic conditions resulting from the Russian/ Ukraine conflict and general conditions in the tanker market. We may from time to time seek to raise additional capital through equity or debt offerings, selling vessels or other assets, pursuing strategic opportunities, or otherwise. We may also from time to time seek to incur additional debt financing from private or public sector sources, refinance our indebtedness or obtain waivers or modifications to our credit agreements to obtain more favorable terms, enhance flexibility in conducting our business, or otherwise. We may also seek to manage our interest rate exposure through hedging transactions. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. However, if market conditions are unfavorable, we may be unable to accomplish any of the foregoing on acceptable terms or at all.

Our medium- and long-term liquidity requirements relate to the operation and maintenance of our vessels, including covering costs of compliance with existing or future environmental or other regulations, which may be material. Sources of funding for these requirements include cash flows from operations or new debt financings if required.

As of December 31, 2023, we had an indebtedness of $698.5 million, which after excluding unamortized financing fees amounts to a total indebtedness of $693.3 million.

As of December 31, 2022, we had an indebtedness of $739.0 million, which after excluding unamortized financing fees amounts to a total indebtedness of $744.8 million.

As of December 31, 2023, our cash and cash equivalent balances amounted to $54.9 million, primarily held in U.S. Dollar accounts, $4.9 million of which are classified as restricted cash.

As of December 31, 2022, our cash and cash equivalent balances amounted to $88.3 million, held in U.S. Dollar accounts, $6.9 million of which are classified as restricted cash.

As of December 31, 2023 and December 31, 2022, we did not have any material commitments for capital expenditures and we do not expect to have any other requirement or obligation, to which we should allocate capital resources.

Please see “Item 5.B. Liquidity and Capital Resources — Credit Facilities and Financing Obligations” for further information about our loan arrangements and credit facilities. Our primary uses of funds have been vessel operating expenses, general and administrative expenses, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses, installments under construction contracts and repayments of loans.

As of the date of this Annual Report we have no contractual commitments for the acquisition of any vessel. Our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after December 31, 2023.

Working Capital Requirements and Sources of Capital

Working capital, which is current assets, minus current liabilities, amounted to approximately $32.3 million as of December 31, 2023 and $61.6 million as of December 31, 2022. If we are unable to satisfy our liquidity requirements, we may not be able to continue as a going concern. All of our vessels are pledged as collateral to the banks, and therefore if we were to sell one or more of those vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining outstanding loan and credit arrangements.

We make capital expenditures from time to time in connection with our vessel acquisitions or vessel improvements. We have no current binding agreements to purchase any additional vessels but may do so in the future. We expect that any purchases of vessels will be paid for with cash from operations, with funds from new credit facilities from banks with whom we currently transact business, with loans from banks with whom we do not have a banking relationship but will provide us funds at terms acceptable to us, with funds from equity or debt issuances or any combination thereof.

We incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the relevant period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades, is expected to result in increased cash flow needs. We expect to fund these expenditures with cash on hand.

We believe that our cash flows from operations, amounts available for borrowing under our financing agreements and our cash balance will be sufficient to meet our existing liquidity requirements for at least the next twelve months from December 31, 2023. Please see Note 13, Long-term borrowings, to our consolidated financial statements for additional information about our indebtedness.

Cash Flows

As of December 31, 2023, our cash and cash equivalent balances amounted to $54.9 million, $4.9 million of which were classified as restricted cash. As of December 31, 2022, our cash and cash equivalent balances amounted to $88.3 million, $6.9 million of which were classified as restricted cash. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars and Euros.

Net Cash from Operating Activities

Net cash from operating activities increased by $91.5 million to $174.0 million for the year ended December 31, 2023, compared to $82.5 million for the year-ended December 31, 2022. This increase is attributable to the (a) improved spot rates that prevailed during the period and (b) fleet expansion attributable to the acquisition of vessels Nissos Kea and Nissos Nikouria.

Net Cash from Investing Activities

Net cash from investing activities was as follows:

For the year-ended December 31, 2023, net cash provided by investing activities was $1.0 million as a result of: (a) the increase in interest income received from time deposits of $2.2 million resulting from rising interest rates and (b) the reduction of restricted cash of $2.0 million as a result of the Kimolos, Nissos Donoussa, Nissos Kythnos, Nissos Sifnos and Nissos Sikinos refinancings, partially offset by payments for drydock expenses for Kimolos and Folegandros of $3.3 million.

For the year ended December 31, 2022, net cash used in investing activities was $178.7 million mainly connected to the VLCC vessel acquisitions of Nissos Kea and Nissos Nikouria, amounting to approximately $178.6 million.

Net Cash from Financing Activities

Net cash used in financing activities was $207.1 million for the year-ended December 31, 2023, deriving mainly from: (a) the refinancing of loans relating to Kimolos, Folegandros, Nissos Keros, Nissos Sifnos and Nissos Sikinos amounting to $197.0 million, (b) the repayment of loans relating to the financing of Kimolos, Folegandros, Nissos Keros, Nissos Sifnos and Nissos Sikinos, amounting to $197.5 million, (c) the prepayment of the Company’s scrubber loan in the amount of $1.4 million, (d) a return of paid-in-capital of $159.4 million, (d) the payment of scheduled loan instalments of $44.5 million and (e) the payment of loan financing fees of $1.4 million.

Net cash provided by financing activities was $139.0 million for the year ended December 31, 2022 deriving mainly from: (a) the new bank loan of $145.5 million and the new Sponsor loan of $35.1 million entered into in connection with the acquisition of the VLCC vessels Nissos Kea and Nissos Nikouria, (b) the refinancing of loans relating to Nissos Kythnos and Nissos Donoussa, amounting to $125.7 million, (c) the repayment of the Nissos Kythnos and Nissos Donoussa refinanced loans amounting to $97.1 million, (d) the payment of scheduled loan instalments of $46.3 million and (e) a return of paid-in-capital of $19.6 million. Furthermore, the Company paid financing fees related to the new loans of $1.7 million and acquired own stock of $1.0 million.

As of the date of this Annual Report we have no contractual commitments for the acquisition of any vessel. For further information, please see “— Working Capital Requirements and Sources of Capital” above. However, if market conditions were to worsen significantly, then our cash resources may decline to a level that may put at risk our ability to pay our lenders and other creditors.

Credit Facilities and Financing Obligations

As of December 31, 2023 and December 31, 2022, we had $698.5 million and $744.8 million, respectively, of outstanding borrowings under our credit facilities and financing obligations described below as shown in the following table:

	Amount	Amount
	outstanding at	outstanding at
	December 31,	December 31,
In thousands of U.S. dollars	2023	2022
$44.0 Million Secured Credit Facility – Kimolos	—	$35,914
$40.0 Million Secured Term Loan Facility – Folegandros	—	$33,811
$103.2 Million Secured Term Loan Facility – Nissos Sikinos and Nissos Sifnos	$—	$87,882
$84.0 Million Secured Term Loan facility – Nissos Sikinos and Nissos Sifnos	$82,425	—
$125.7 Million Secured Term Loan Facility – Nissos Kythnos and Nissos Donoussa	$116,670	$122,670
$58.2 Million Secured Term Loan Facility – Nissos Keros	—	$48,479
$58.0 Million Secured Term Loan Facility – Nissos Anafi	$44,500	$48,100	(1)
$113.0 Million Secured Term Loan Facility – Kimolos, Folegandros and Nissos Keros	$108,600	—
$56.0 Million Sale and Leaseback Agreement – Milos	$35,016	$38,047	(2)
$54.0 Million Sale and Leaseback Agreement – Poliegos	$32,255	$34,730
$167.5 Million Sale and Leaseback Agreements – Nissos Rhenia and Nissos Despotiko	$111,108	$118,304
$194.0 Million Sale and Leaseback Agreements – Nissos Kea and Nissos Nikouria	$133,679	$140,953
$11.0 Million Scrubber Financing	—	$1,719
$35.1 Million Unsecured Term Loan with Okeanis Marine Holdings S.A.	$34,233	$34,233
Total	$698,486	$744,842
(1)	This secured term loan facility was repaid in January 2024, and a new sale leaseback transaction was entered into.
(2)	We exercised our right to repurchase the vessel in January 2024 and therefore this sale and leaseback agreement is no longer in effect.

We believe that, at the current charter rates, we should have the ability to generate and obtain adequate amounts of cash to meet our current credit facility requirements for the next twelve months.

Credit Facilities and Other Financing Arrangements

$44.0 Million Secured Credit Term Loan Facility

On July 8, 2020, we, through one of our vessel-owning subsidiaries, Omega Three Marine Corp., entered into a $44.0 million secured credit facility with ABN AMRO Bank N.V. to refinance then-existing indebtedness on our vessel, Kimolos. The facility bore interest at LIBOR plus a margin of 2.50% per annum and had a final maturity date of July 9, 2026. We drew down $42.2 million of this facility. The facility was repayable in 24 equal quarterly installments of $695,000, with a balloon payment of $25,488,750 due upon maturity. This facility was secured by, among other things, a first priority mortgage on Kimolos and was guaranteed by us. This loan was prepaid in June 2023.

$40.0 Million Secured Term Loan Facility

On July 7, 2020, we, through one of our vessel-owning subsidiaries, Omega Four Marine Corp., entered into a $40.0 million secured term loan facility with BNP Paribas to refinance then-existing indebtedness on our vessel, Folegandros. The facility bore interest at LIBOR plus a margin of 2.60% per annum and had a final maturity date of July 9, 2026. The facility was repayable in 24 equal quarterly installments of $593,250, with a balloon payment of $24,912,000 due upon maturity. This facility was secured by, among other things, a first priority mortgage on Folegandros and was guaranteed by us. This loan was prepaid in June 2023.

$103.2 Million Secured Term Loan Facility

On September 9, 2020, we, through two of our vessel-owning subsidiaries, Omega Six Marine Corp. and Omega Ten Marine Corp., entered into an approximately $103.2 million secured term loan facility with KEXIM Bank (UK) Limited to finance our acquisition of Nissos Sikinos and Nissos Sifnos, which we amended and restated on July 6, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to the term SOFR reference rate administered by CME Group Benchmark Administration Limited (“Term SOFR”), subject to (i) a mandatory switch mechanism to the daily non-cumulative compounded SOFR (“Compounded SOFR”) and (ii) the borrowers’ option to switch the interest rate to Compounded SOFR. The facility was comprised of a KEXIM facility of up to $61,924,800 and a commercial facility of up to $41,283,200. Each of the two tranches of the KEXIM facility bore interest at Term SOFR (previously LIBOR) plus a margin of 1.80% per annum and a credit adjustment spread (“CAS”) of 0.26161% per annum relating to the transition from LIBOR, was repayable in 48 equal consecutive quarterly installments of $645,050, and had a final maturity date of September 11 and September 23, 2032 (each tranche respectively). Each of the two tranches of the commercial facility bore interest at Term SOFR (previously LIBOR) plus a margin of 2.20% per annum and a CAS of 0.26161% per annum relating to the transition from LIBOR, was repayable in 20 equal consecutive quarterly installments of $206,416, with a balloon payment of $16,513,280 due upon maturity, and had a final maturity date of September 11 and September 23, 2025 (each tranche respectively). This facility was secured by, among other things, a first priority mortgage on each of Nissos Sikinos and Nissos Sifnos and was guaranteed by us. This loan was prepaid in September 2023.

$125.7 Million Secured Term Loan Facility

In May 23, 2022, we, through two of our vessel-owning subsidiaries, Anassa Navigation S.A. and Nellmare Marine Ltd., entered into an approximately $125.7 million secured term loan facility with the National Bank of Greece to refinance the then-existing indebtedness on our vessels, Nissos Kythnos and Nissos Donoussa, which agreement we amended on June 29, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to Term SOFR, subject to the borrowers’ option to switch the interest rate to the cumulative compounded SOFR. The facility has a final maturity date of May 25, 2029 and bears interest at SOFR (previously LIBOR) plus a margin of 2.50% per annum. The margin may be increased following discussions between the lender and the borrowers if it is determined that, pursuant to the sustainability certificate provided by ourselves to the lender annually, (1) the weighted average of the efficiency ratio of all fleet vessels (using the parameters of fuel consumption, distance travelled and deadweight at maximum summer draught, reported in unit grams of CO2 per ton per mile) for that calendar year, as certified by an approved classification society, is equal to or above the target set for the relevant year and (2) the weighted average percentage of the total waste incinerated on board for all fleet vessels in that calendar year (calculated in line with Class Approved Plans & Record Books, MARPOL Annex I — “Oil Record Book” (endorsed by Flag Administration) & “Fuel Management Plan” (approved by class) and MARPOL Annex V — “Garbage Record Book” & “Garbage Management Plan” (approved by class)) is equal to or above the target set for the relevant year. The amount of any increase in the margin will be based on discussions between the lender and the borrowers. Other than as set out above, there will be no other assessment of the information contained in any sustainability certificate and the sustainability certificates themselves will not be made publicly available unless we deem them to be material. Each of the two tranches of the facility is repayable in 28 quarterly installments, the first 8 of which are $750,000 and the next 20 of which are $850,000, with a balloon payment of $39,835,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Nissos Kythnos and Nissos Donoussa and is guaranteed by us.

$58.2 Million Secured Term Loan Facility

On January 24, 2019, we, through one of our vessel-owning subsidiaries, Arethusa Shipping Corp., entered into an approximately $58.2 million secured term loan facility with BNP Paribas to finance our acquisition of Nissos Keros. The facility bore interest at LIBOR plus a margin of 2.25% per annum and had a final maturity date of October 16, 2025. The facility was repayable in 24 equal quarterly installments of $808,000, with a balloon payment of $38,783,000 due upon maturity. This facility was secured by, among other things, a first priority mortgage on Nissos Keros and is guaranteed by us. This loan was prepaid in June 2023.

$58.0 Million Secured Term Loan Facility

On February 27, 2019, we, through one of our vessel-owning subsidiaries, Moonsprite Shipping Corp., entered into a $58.0 million secured term loan facility with Crédit Agricole Corporate and Investment Bank (“CACIB”) and the Export-Import Bank of Korea (“KEXIM”) to finance our acquisition of Nissos Anafi, which agreement we amended and restated on November 11, 2020 in order to include a hedging mechanism and further amended and restated again on June 16, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to Term SOFR. The facility consisted of a commercial facility by CACIB in the amount of $38 million and a KEXIM facility loan in the amount of $20 million. The commercial facility bore interest at Term SOFR (previously LIBOR) plus a margin of 2.25% per annum and the applicable CAS relating to the transition from LIBOR depending on the applicable interest period (namely, 0.26161% per annum for interest periods exceeding month and up to three months, 0.42826% per annum for interest periods exceeding three months and up to six months, or 0.71513% per annum for interest periods exceeding six months and up to twelve months), was repayable in 32 equal quarterly installments of $275,000, with a balloon payment of $29,200,000 due upon maturity and had a final maturity date of January 3, 2028. The KEXIM facility loan bore interest at Term SOFR (previously LIBOR) plus a margin of 1.80% per annum and a CAS of 0.26161% per annum relating to the transition from LIBOR, was repayable in 32 equal quarterly installments of $625,000 and had a final maturity date of January 3, 2028. The facility was secured by, among other things, a first priority mortgage on Nissos Anafi and was guaranteed by us. In December 2020, through an assignment agreement, CACIB transferred to Siemens Financial Services, Inc. 50% of its outstanding loan balance, i.e., $18,587,500. This loan was prepaid in February 2024.

$113.0 Million Secured Term Loan Facility

On June 27, 2023, we, through three of our vessel-owning subsidiaries, Omega Three Marine Corp., Omega Four Marine Corp. and Arethusa Shipping Corp., entered into a $113.0 million senior secured credit facility with ABN AMRO Bank N.V. to refinance then-existing indebtedness on our vessels, Kimolos, Folegandros and Nissos Keros. The facility bears interest at Term SOFR, subject to a mandatory switch mechanism to Compounded SOFR, plus a margin of 1.90% per annum and has a final maturity date of June 30, 2028. The facility is repayable in 20 equal consecutive quarterly installments of $2,200,000, with a balloon payment of $69,000,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Kimolos, Folegandros and Nissos Keros and is guaranteed by us.

$84.0 Million Secured Term Loan Facility

On September 8, 2023, we, through two of our vessel-owning subsidiaries, Omega Six Marine Corp. and Omega Ten Marine Corp., entered into an $84.0 million senior secured credit facility with CACIB to refinance the then-existing indebtedness on our vessels, Nissos Sikinos and Nissos Sifnos. The facility bears interest at Term SOFR, plus a margin of 1.85% per annum, and has a final maturity date in September 2029. Each of the two tranches is repayable in 24 equal consecutive quarterly installments of $787,500, with a balloon payment of $23,100,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Nissos Sikinos and Nissos Sifnos and is guaranteed by us.

$34.7 Million Secured Term Loan Facility

On January 31, 2024, we, through one of our vessel-owning subsidiaries, Omega One Marine Corp., entered into an $34.7 million senior secured term loan facility with Kexim Asia Limited and Kexim Bank (UK) Limited to refinance the then-existing indebtedness on our vessel Milos. The facility bears interest at the applicable Term SOFR, plus a margin of 1.75% per annum, and has a final maturity date in February 2030. The facility is repayable in 24 equal consecutive quarterly installments of $725,000, with a balloon payment of $17,300,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on Milos and is guaranteed by us.

$56.0 Million Sale and Leaseback Agreement — Milos

On January 29, 2019, we, through one of our subsidiaries, Omega One Marine Corp., entered into a $49.0 million sale and leaseback agreement with Ocean Yield with respect to our vessel, Milos, which included a $7.0 million non-cash element. The charter period was 156 months from delivery and the charter hire was paid monthly, in advance, in a cash amount equal to $12,825 per day plus a non-cash amount of $1,475 per day (which is set off against the $7.0 million prepaid hire that we made). On April 27, 2023, we entered into an addendum to the bareboat charter to amend the provisions of the bareboat charter in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire was subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum. The charter was guaranteed by us, and we permitted a mortgage to be filed regarding the finance lease, as well as entered into assignment of earnings, assignment of insurances, charter guarantee, pledge of account and a manager’s undertaking. We also had the option to repurchase the vessel at the end of years 5, 7, 10, and 12, at purchase option prices that range from $34.7 million to $11.5 million at the end of year 12. The vessel was delivered in February 2019. We repurchased the Milos in February 2024, and therefore this sale and leaseback arrangement is no longer in effect.

$54.0 Million Sale and Leaseback Agreement — Poliegos

On June 8, 2017, we, through one of our subsidiaries, Omega Two Marine Corp., entered into a $47.2 million sale and leaseback agreement with Ocean Yield with respect to our vessel, Poliegos, which included a $6.8 million non-cash element. The charter period is 168 months from the delivery date and the charter hire is paid monthly, in advance, in a cash amount equal to $11,550 per day plus a non-cash amount of $1,368.93 per day (which is set off against the $7.0 million prepaid hire that we made). On April 27, 2023, we entered into an addendum to the bareboat charter to amend the provisions of the bareboat charter in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire is subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum, relating to the transition from LIBOR. The charter is guaranteed by us, and we have permitted a mortgage to be filed regarding the finance lease, as well as entered into assignment of earnings, assignment of insurances, charter guarantee, pledge of account and a manager’s undertaking. We also have the option to repurchase the vessel at the end of years 7, 10, and 12, and at purchase option prices that range from $31.1 million to $17.2 million at the end of year 12. The vessel was delivered in June 2017.

$167.5 Million Sale and Leaseback Agreements — Nissos Rhenia and Nissos Despotiko

On February 10, 2018, we, through two of our subsidiaries, Omega Five Marine Corp. and Omega Seven Marine Corp., entered into approximate $150.52 million sale and leaseback agreements with Ocean Yield with respect to our vessels, Nissos Rhenia and Nissos Despotiko.

The charter period for each of the Nissos Rhenia and Nissos Despotiko is 180 months from respective delivery and the charter hire for the each such ship is paid monthly, in advance, in a cash amount equal to $18,600 per day per ship for the first five years from the delivery date and $18,350 per day per ship from year six until the end of the charter period, subsequently amended to $18,600 per day per ship for the first two years, $25,200 per day for Nissos Rhenia and $23,336 for Nissos Despotiko for years three and four and $17,200 per day per ship for year five until the end of the charter, plus a non-cash amount of $1,734 per day per ship (which is set off against the $9.5 million prepaid hire that we made for each ship). On April 27, 2023, we entered into an addendum to each bareboat charter to amend the provisions of such bareboat charters in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire is subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum (for three-month periods) or 0.71513% per annum (for twelve-month periods), as applicable, relating to the transition from LIBOR. Each charter is guaranteed by us, and we have permitted a mortgage to be filed regarding the finance lease, as well as entered into assignment of insurances, assignment of management agreement, charter guarantee, pledge of account, pledge of shares of the bareboat charterer, a manager’s undertaking and a time charter general assignment. We also have the option to repurchase each or both vessels at the end of years 7, 10, 12 and 14, in varying amounts per ship from $49.8 million to $14.2 million. The Nissos Rhenia was delivered in May 2019 and the Nissos Despotiko was delivered in June 2019.

$194.0 Million Sale and Leaseback Agreements — Nissos Kea and Nissos Nikouria

On March 21, 2022, we, through two of our subsidiaries, Ark Marine S.A. and Theta Navigation Ltd, entered into an approximate $145.5 million sale and leaseback agreements with CMB Financial Leasing Co., Ltd. (“CMBFL”), with respect to our vessels, Nissos Kea and Nissos Nikouria. On June 29, 2023 and on January 26, 2024, respectively, we entered into amendment and restatement agreements of each bareboat charter to amend certain provisions of the bareboat charters The charter period for each of the vessels is 84 months from December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria) and charterhire is payable quarterly as follows: (a) from the delivery date of each vessel and up to and including December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to the Nissos Nikouria), a fixed amount equal to $909,375 plus a variable amount by priced at 260 basis points (being 2.45% as margin and 0.15% as CAS) over the applicable three-month Term SOFR, and (b) following December 31, 2023, with respect to Nissos Kea, and March 3, 2024, with respect to the Nissos Nikouria, a fixed amount equal to $909,375 plus a variable amount priced at 200 basis points over the applicable three-month Term SOFR. The first part of the sale and leaseback relating to the delivery of Nissos Kea was drawn on March 31, 2022 and matures on the date falling 84 months from December 31, 2023 and the second part of the sale and leaseback relating to the delivery of Nissos Nikouria was drawn on June 3, 2022 and matures on the date falling 84 months from March 3, 2024. According to each bareboat charter, the Company has a purchase option that it can exercise annually as from December 31, 2024 (with respect to Nissos Kea) and March 3, 2025 (with respect to Nissos Nikouria). If the purchase option date falls after the first but prior to the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel is an amount equal to the opening capital balance i.e., $72,750,000 amount drawn per vessel (75% of the purchase price) minus charterhire paid (the “owner’s costs”), plus (a) accrued but unpaid charterhire, (b) breakfunding costs including any swap costs, (c) legal and other documented costs of the owner to sell the relevant vessel, and any other additional amounts due under the sale and leaseback documentation. If the purchase option date falls on the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel is an amount equal to $40,921,875 (the “amended owner’s costs”), plus (a) accrued but unpaid charterhire, (b) and other documented costs of the owner to sell the relevant vessel, and (c) any other additional amounts due under the sale and leaseback documentation. Each charter is guaranteed by us, and we have permitted a mortgage to be filed regarding the finance lease (no mortgage on either vessel has been registered so far) as well as entered into an account charge, general assignment, pledge of shares of the bareboat charterer, a builder’s warranties assignment, and a manager’s undertaking.

$73.5 Million Sale and Leaseback Agreement — Nissos Anafi

On January 29, 2024, we, through one of our subsidiaries Moonsprite Shipping Corp., entered into an approximately $73.5 million sale and leaseback agreements with CMBFL, with respect to our vessel Nissos Anafi. The charter period is 84 months from the vessel’s delivery date and charterhire is payable quarterly in a fixed amount equal to approximately $1.2 million plus a variable amount priced at 190 basis points over the applicable three-month Term SOFR. We also have the option to repurchase the vessel, such option being exercisable quarterly following the one-year anniversary of the vessel’s delivery. If the purchase option date falls prior to the seventh anniversary of the date of the vessel’s delivery, the purchase option price is an amount equal to the opening capital balance (i.e. $73,450,000 (being 65% of the purchase price) minus the fixed amount of charterhire paid on the purchase date (the “owners’ costs”), plus (a) accrued but unpaid charterhire, (b) legal and other documented costs of the owner to sell the vessel, (c) any break-funding costs, and (d) any other additional amounts due under the sale and leaseback documentation. The charter is guaranteed by us, and we have also entered into an account charge and a pledge of the shares of the bareboat charterer.

$11 Million Scrubber Financing

On June 25, 2019, we entered into an $11 million facility agreement with BNP Paribas, with four of our subsidiaries, Therassia Marine Corp., Ios Maritime Corp., Omega Three Marine Corp. and Omega Four Marine Corp., acting as guarantors, in order to finance the installation of scrubbers on six vessels in our fleet, namely, Nissos Therassia, Nissos Schinoussa, Kimolos, Folegandros, Milos and Poliegos. In July 2020, the second priority mortgage over Kimolos and all the other additional second priority securities were released upon full repayment of the Kimolos tranche. In June 2021, the Nissos Therassia and Nissos Schinoussa were sold and the second priority mortgages and all the other additional second priority securities over these vessels were released upon full prepayment of their respective loan tranches. The facility bore interest at LIBOR plus a margin of 2.0% per annum and had a final maturity date of December 30, 2024. Each of the six tranches of the facility was for an amount of $1,833,333 and was repayable in 15 equal quarterly installments of $114,583 and a final quarterly payment of $114,588, in each case commencing 12 months after the date the relevant tranche is utilized. The facility was secured by, among other things, a second priority mortgage over Folegandros, a second priority security over the ship’s earnings, a first priority security over an earnings account and a second priority manager’s undertaking. This loan was prepaid in June 2023.

$35.1 Million Unsecured Sponsor Loan

On April 18, 2022, we (on behalf of two of our subsidiaries, Ark Marine S.A. and Theta Navigation Ltd), entered into an unsecured loan facility with Okeanis Marine Holdings S.A., an entity controlled by Mr. Ioannis Alafouzos (on behalf of its subsidiaries Felton Enterprises S.A. and Sandre Enterprises S.A.), relating to the acquisition of the vessels Nissos Kea and Nissos Nikouria. Under the agreement, the loaned amount of approximately $17.6 million for each vessel bears a fixed interest cost of 3.5% per annum and is repayable at our sole discretion without penalty, up to the maturity date of two years from the relevant vessel’s delivery. We repaid $16.7 million in principal under this loan facility in March 2024.

Security

Except as noted above, each secured credit facility is secured by, among other things:

●	a first priority mortgage over the relevant collateralized vessels;
●	a first priority assignment of earnings, and insurances from the mortgaged vessels for the specific facility;
●	a pledge of the earnings account of the mortgaged vessels for the specific facility;
●	a pledge of the equity interests of each vessel owning subsidiary under the specific facility; and
●	a corporate guarantee by us.

Separately, the vessels on bareboat charter to Ocean Yield also have mortgages placed on them, as the vessel owner separately borrowed money with respect thereto. The vessels on bareboat charter to CMBFL have no mortgage registered on them so far although the owner have the right to do so.

Loan Covenants

Our credit facilities and financing obligations discussed above, have, among other things, the following financial covenants relating to the Company as guarantor, as amended or waived, the most stringent of which, as of the date of this Annual Report, require us to maintain:

●	a security cover ratio (which is a minimum percentage of the vessel market value over the secured outstanding loan amount) of no less than 170%;
●	minimum corporate liquidity, being the higher of $10,000,000 and $750,000 per vessel, in the form of free and unencumbered cash and cash equivalents;
●	a consolidated net worth of more than $100,000,000; and
●	a leverage ratio of total liabilities to the carrying value of total assets (adjusted for the vessel’s fair market value) of no more than 75%.

Our credit facilities discussed above have, among other things, the following restrictive covenants which limit our ability to:

●	incur additional indebtedness;
●	sell the collateral vessel, if applicable;
●	make additional investments or acquisitions;
●	pay dividends at certain times;
●	effect a change to the general nature of the business; or

●	effect a change of control of us.

A number of our financing agreements require that we maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility is at least between 125% and 170% depending on the credit facility, of the aggregate principal amount outstanding under such credit facility, or, if we do not meet these thresholds to prepay a portion of the loan or provide additional security to eliminate the shortfall.

A number of our financing agreements limit our ability to declare, make or pay any dividends or other distributions (whether in cash or in kind) or repay or distribute any dividend or share premium reserve following the occurrence of an event of default under the relevant financing agreement or if such action would result in the occurrence of an event of default under the relevant financing agreement.

A number of our financing agreements require that the Alafouzos family maintain a minimum 35% ownership interest in us, and some of our financing agreements provide that a breach of the financing will occur if Mr. Ioannis Alafouzos and Mr. Themistoklis Alafouzos cease to control us and, in one instance, if Mr. Ioannis Alafouzos ceases to be our chairman. In addition, one loan agreement provides that the acquisition by a person or group of persons acting in concert (directly or indirectly) of more than 35% of the ultimate legal or beneficial ownership of the Company is a breach of that loan agreement, and certain of our guarantees on our sale and leaseback agreements provide that we may not permit certain changes in corporate or ownership structure or permit a new party or parties acting in concert to become owners of, or control, more than 51% of our shares and/or voting rights.

A violation of any of the covenants contained in our financing agreements described above may constitute an event of default under all of our financing agreements, which, unless cured within the grace period set forth under the financing agreement, if applicable, or waived or modified by our lenders, provides our lenders, by notice to the borrowers, with the right to, among other things, cancel the commitments immediately, declare that all or part of the loan, together with accrued interest, and all other amounts accrued or outstanding under the agreement, be immediately due and payable, enforce any or all security under the security documents, and/or exercise any or all of the rights, remedies, powers or discretions granted to the facility agent or finance parties under the finance documents or by any applicable law or regulation or otherwise as a consequence of such event of default.

Furthermore, our financing agreements contain a cross-default provision that may be triggered by a default of one of our other financing agreements. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our financing agreements, the refusal of any one lender under our financing agreements to grant or extend a waiver in connection with any potential default thereunder could result in certain of our indebtedness being accelerated, even if our other lenders under our financing agreements have waived covenant defaults under the respective agreements. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our financing agreements if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our financing agreements that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing financing agreements. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of December 31, 2023 and 2022, we were in compliance with all of the financial covenants contained in our credit facilities and other financing arrangements that we had entered into as of that date. We believe that, at the current charter rates, we should have the ability to generate and obtain adequate amounts of cash to meet our current credit facility requirements for the next twelve months.

Please see Note 13, Long-term borrowings, to our consolidated financial statements for additional information about our indebtedness.

Financial Instruments

The major trading currency of our business is the U.S. dollar. Movements in the U.S. dollar relative to other currencies can potentially impact our operating and administrative expenses and therefore our operating results.

We believe that we have a low-risk approach to treasury management. Cash balances are invested in term deposit accounts, with their maturity dates projected to coincide with our liquidity requirements. Credit risk is reduced by placing cash on deposit with a variety of institutions in Europe, including a small number of banks in Greece, which are selected based on their credit ratings. We have policies to limit the amount of credit exposure to any particular financial institution.

As of December 31, 2023 and 2022, we did not use any financial instruments other than those used to hedge against market and interest rate fluctuations. For further information please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk and — Market Risk.”

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2023, the BDTI reached a high of 1,648 and a low of 713. Historically the BDTI has been characterized by volatility. Although the BDTI was 1,096 as of April 25, 2024, there can be no assurance that the crude oil charter market will continue to increase, and the market could again decline.

Meanwhile, the war in Ukraine has amplified the volatility in the tanker market. In the short term, the effect of the invasion of Ukraine has been positive for the tanker market, yet the overall longer term effect on ton-mile demand is uncertain given that cargoes exported previously from Russia will need to be substituted by cargoes from different sources due to the oil embargo enacted by the United States, the European Union and the United Kingdom.

In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. As described above, the initial effect of the invasion in Ukraine on the tanker freight market was positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. If these conditions are sustained, the longer-term net impact on the tanker market and our business would be difficult to predict. However, such events may have unpredictable consequences, and contribute to instability in global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially and we do not expect them to be in the future.

Inflation has had a moderate impact on our vessel operating expenses and corporate overheads. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Important Measures and Definitions for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Calendar days. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect the amount of expenses that we record during that period.

Operating days. We define operating days as the number of calendar days in a period less any scheduled or unscheduled days that our vessels are off-hire due to unforeseen technical and commercial circumstances. We and the shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of calendar days during that period. We and the shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of new buildings, vessel upgrades, special or intermediate surveys and vessel positioning.

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of revenue under U.S. GAAP (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. We calculate Daily TCE Rate by dividing revenues (time charter and/or voyage charter revenues), less commission and voyage expenses, by the number of operating days during that period. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies.

Daily vessel operating expenses, including technical management fees. Daily vessel operating expenses, including technical management fees, calculated as the sum of vessel operating expenses and technical management fees divided by the calendar days of the period, is an alternative performance measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. Our calculation of daily vessel operating expense, including technical management fees, may deviate from that reported by other companies.

Performance Indicators

The figures shown below are financial and non-financial statistical metrics used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable GAAP or IFRS measures.

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated Daily TCE Rates, and industry analysts typically measure shipping freight rates in terms of Daily TCE Rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. In a voyage charter contract, consideration is received for the use of a vessel between designated ports for the duration of the voyage only, at an agreed upon rate per volume of cargo carried. In a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of time. In a voyage charter contract, the Company is responsible for maintaining the voyage, including vessel scheduling and routing, as well as any related voyage expenses, such as fuel, port and other expenses. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. In a bareboat charter, the customer pays for all of the vessel’s operating expenses, and undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during drydocking or due to other unforeseen circumstances. Because of the different nature of these types of arrangements, the amount of revenues earned by the Company can differ significantly between them.

Consistent with industry practice, we use the Daily TCE Rates because it provides a means of comparison between different types of vessel employment and, therefore, assists in evaluating their financial performance and in our decision-making process regarding the deployment and use of our vessels and in evaluating our financial performance. The Daily TCE rate is a non-GAAP and non-IFRS measure. We believe the Daily TCE Rate provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The Daily TCE Rate is a measure used to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors.

In evaluating our financial condition, we focus on the below measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates at the expiration of a vessel’s present period employment, whether under a time charter or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing and the financial and operational evaluation of such actions and depend on the overall state of the shipping market and the availability of relevant purchase candidates.

	Year Ended December 31,
	2023	2022	2021
Fleet Data:
Calendar days	5,110	4,868	5,568
Operating days	5,023	4,833	5,279
Fleet utilization	98%	99%	95%

The following is a reconciliation of revenue to time charter equivalent revenue and the calculation of Daily TCE rate for the periods presented:

	Year Ended December 31,
	2023	2022	2021
(Expressed in U.S. Dollars)
Revenue	$413,096,606	$270,972,421	$168,998,225
Voyage expenses	$(109,559,239)	$(74,086,221)	$(45,006,762)
Commissions	$(5,757,159)	$(3,382,419)	$(2,229,156)
Time charter equivalent revenue	$297,780,208	$193,503,781	$121,762,307
Operating days	5,023	4,833	5,279
Daily TCE Rate	$59,283	$40,040	$23,064

The following table reconciles our vessel operating expenses to vessel operating expenses including management fees (a non-GAAP and non-IFRS measure). Daily operating expenses, including management fees are derived by dividing vessel operating expenses, including management fees by calendar days.

	Year Ended December 31,
	2023	2022	2021
(Expressed In U.S. Dollars)
Vessel operating expenses	$41,742,285	$35,740,460	$40,695,997
Management fees	$4,599,000	$4,381,200	$5,425,200
Vessel operating expenses, including management fees	$46,341,285	$40,121,660	$46,121,197
Calendar days	5,110	4,868	5,568
Daily vessel operating expenses, including management fees	$9,069	$8,242	$8,283

E.	Critical Accounting Estimates

Because we apply in our primary financial statements IFRS as issued by the IASB, we are not required to discuss information about our critical accounting estimates here. For a description of our critical accounting judgements and key sources of estimation uncertainty, see Note 5, Critical accounting judgments and key sources of estimation uncertainty, to our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers (i.e., our senior management). Members of our board of directors are elected annually. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is the address of our principal executive offices: c/o OET Chartering Inc., Ethnarchou Makariou Ave.,&2 D. Falireos St., 185 47 N. Faliro, Greece.

Name	Age	Position
Aristidis Alafouzos	37	Chief Executive Officer
Ioannis Alafouzos	66	Chairman and Director
Iraklis Sbarounis	38	Chief Financial Officer
Christopher Papaioannou	37	Chief Commercial Officer
Robert Knapp	57	Director*
Daniel Gold	56	Director*
Joshua Nemser	39	Director*
Charlotte Stratos	69	Director*
John Kittmer	56	Director*
Petros Siakotos Konstantinidis	59	Director*
*	Independent Director

Biographical information with respect to each of our directors and executives is set forth below.

Aristidis Alafouzos has served as our Chief Executive Officer since December 2022. He previously served as our Chief Operating Officer from 2018 until December 2022. Mr. Alafouzos has worked with KMC for eight years and is involved in chartering, projects and vessel sale and purchase. He studied International Relations at Boston University and holds an M.Sc. in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London. He has been a board member of Gard P. & I. LTD since 2019. Aristidis Alafouzos is the son of our Chairman, Ioannis Alafouzos.

Ioannis Alafouzos has served as our Chairman and as a member of our board of directors since our inception. Mr. Alafouzos previously served as our Chief Executive Officer from our inception until December 2022. Mr. Alafouzos began his career in shipping in 1981 and has over 40 years of experience in all facets of the industry. Mr. Alafouzos founded Kyklades Maritime Corporation’s tanker arm and has been the key strategist for the company’s cyclical asset plays. Mr. Alafouzos holds an MA from Oxford University in History of Economics. He was a member of the ABS Technical Committee from 2005-2009, a board member of Ionian and Popular Bank in the 1990’s, and a board member of the Hellenic Chamber of Shipping in the 1980’s. Mr Alafouzos also holds other interests outside of shipping, including in media and professional sports. Ioannis Alafouzos is the father of our Chief Executive Officer, Aristidis Alafouzos.

Iraklis Sbarounis has served as our Chief Financial Officer since January 2023. Mr. Sbarounis was previously with the TMS Shipping Group for 14 years, most recently having served as its Group CFO. He also served as Ocean Rig UDW’s (formerly listed on NASDAQ) Chief Financial Officer, Corporate Secretary and Director, until its merger with Transocean in 2018, and prior to that as its VP Business Development. He started his career in investment banking with BNP Paribas. Mr. Sbarounis has extensive experience in dealing with corporate finance, commercial and investment matters as an executive in the shipping industry, as well as in capital markets. He holds a B.S. degree in Management Science from the Massachusetts Institute of Technology (MIT) and a M.Sc. degree in Finance and Economics from the London School of Economics and Political Science (LSE).

Christopher Papaioannou has served as our Chief Commercial Officer since May 2023. He began his career in the chartering department of KMC. Prior to becoming CCO of the Company, he served as the Head of Chartering for OET Chartering Inc., a wholly owned subsidiary of Okeanis Eco Tankers Corp., since June 2018. He holds a Bachelor’s degree in Economics from New York University.

Robert Knapp has been a director since our inception. He is the CIO of Ironsides Partners, an investment manager based in Boston, which he founded in 2007. Ironsides is an asset value investor with an emphasis on market dislocations or disruptions. Mr. Knapp serves as a director for several investment companies, including Barings BDC, which is listed on the NYSE, Lamington Road DAC, an Irish investment company with a portfolio of insurance assets, and the African Opportunity Fund Ltd, Pacific Alliance Asian Opportunity Fund and Pacific Alliance Group Asset Management, which are investment vehicles. Mr. Knapp was also a director of MPC Container Ships AS when it was founded. He is a graduate of Princeton University and Oxford University.

Daniel Gold has been a director since our inception. He is the CEO of QVT Financial LP, an asset management company with offices in New York and New Delhi. QVT Financial, through its managed funds, is an experienced global investor in the shipping and offshore industries. Mr. Gold holds an AB in Physics from Harvard College.

Joshua Nemser has been a director since our inception. He is the founder and chief investment officer of Nine Left Capital LP, an asset management firm. Prior to April 2024, he was a New York-based senior portfolio manager at VR Capital Group, where he oversaw the portfolio and members of the firm’s NA+ team, which pursues performing and distressed credit and other special situations in North America and other developed markets as well as transportation and other hard asset sectors. Prior to VR, Mr. Nemser was an investment banking associate at Moelis & Company, where he advised on a range of mergers, acquisitions, recapitalizations, and restructurings. Prior to Moelis, he was an attorney in the Business Finance & Restructuring department of Weil, Gotshal & Manges. Prior to Weil, he was vice president and chief pilot of a federally certificated air carrier. Mr. Nemser holds a J.D. from the New York University School of Law, where he graduated magna cum laude, and a B.S. in business administration from the University of Southern California. He is a licensed airline transport pilot with over 2,000 flight hours.

Charlotte Stratos has been a director since our inception. She has served as a Senior Advisor to Morgan Stanley’s Investment Banking Division Global Transportation Group from 2008 to 2020. From 1987 to 2007, Ms. Stratos was Managing Director and head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. Ms. Stratos served in various roles with Bankers Trust Company as Vice President of Greek shipping finance from 1976 to 1987. She currently serves as an independent director and audit committee member of Costamare Inc., a containership company listed on the NYSE. Previously, she held the position of independent director for Hellenic Carriers Limited, a shipping company listed on London’s AIM between 2007 to 2016 and as a board member of Emporiki Bank from 2006 to 2008.

John Kittmer has been a director since our inception. He has held senior positions across the U.K. public sector. Between 2013-2016, he was the British Ambassador to Greece and responsible among other things for British commercial relations in Greece. He has served other senior roles in the U.K. Foreign and Commonwealth Office, the Department for Environment, Food and Rural Affairs, and the Cabinet Office. He holds a BA from the University of Cambridge, an MA from the University of London and a PhD from King’s College London. He is Chairman of The Anglo-Hellenic League, a U.K. registered charity working on educational and cultural issues.

Petros Siakotos Konstantinidis has been a director since December 2021. He has spent most of his career in international banking, successively with Salomon Brothers, HSBC, Credit Suisse and as Managing Director at UBS Russia. He has advised the Greek and Russian governments in key privatizations and has helped corporate clients with numerous equity and debt raising and strategic transactions. He then served as Senior Advisor to EBRD for the Greek market until 2018. He is currently a director and chief financial officer at NUR MINOS, a company developing renewable energy generation projects and is involved in several energy efficiency initiatives. Mr. Siakotos Konstantinidis is also a director in Inspiration Holdings Limited, a private investment company, and in Res Capital S.A., a private equity firm. Mr. Siakotos Konstantinidis has a BA from Yale University and an MBA from the Anderson School of Management at UCLA.

Aristidis Alafouzos is the son of our Chairman, Ioannis Alafouzos. Other than the aforementioned, there are no other family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

The Company is not aware of any agreements or arrangements between any director and any person or entity other than the Company relating to the compensation or other payments in connection with such director’s candidacy or service as a director of the Company.

Konstantinos Oikonomopoulos was our Chief Development Officer and he resigned on January 31, 2024.

B.	Compensation

Our directors, except our Chairman, who has waived such right, are each entitled to receive $75,000 in cash per year, from the respective start of their service on our Board of Directors. In addition, each director is entitled to a reimbursement for traveling and other minor out-of-pocket expenses. Our directors have standard letters of appointment but do not receive any benefits upon termination of their directorships. For the year ended December 31, 2023, the compensation paid, in the aggregate, to our directors was $0.5 million. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. For the year ended December 31, 2023, the compensation paid, in the aggregate, to our executive officers was $3.6 million. Our executive officers are each paid a salary.

While each of our executive officers has an employment agreement with us, none of them provide for benefits upon termination of employment or change of control except as described in this paragraph. Each such employment agreement provides for a total agreed annual compensation. It further provides for an additional bonus dependent on certain mutually agreed goals with us. Each such employment agreement provides for three months’ severance pay if the officer’s employment is terminated within five years of commencement and an amount determined in accordance with Greek labor law if terminated after five years of employment. Upon the termination of employment, whether by the employee or us, the employee will complete three months of garden leave and shall receive salary and a proportional bonus during that time. In line with NYSE requirements, we have established a clawback policy which, subject to limited exceptions, requires that any incentive compensation (including both cash and equity compensation) paid to any current or former executive officer on or after October 2, 2023 is subject to recoupment if (i) the incentive compensation was calculated based on financial statements that were required to be restated due to material noncompliance with financial reporting requirements, without regard to any fault or misconduct; and (ii) that noncompliance resulted in overpayment of the incentive compensation within the three fiscal years preceding the date the restatement.

We do not have a retirement plan for our officers or directors.

C.	Board Practices

Director Independence

Our board of directors has determined that Mr. Knapp, Mr. Gold, Mr. Nemser, Ms. Stratos, Mr. Kittmer and Mr. Siakotos Konstantinidis are “independent directors” as defined in the NYSE listing standards and Rule 10A-3 of the Exchange Act. We currently intend to maintain a board of directors comprised of a majority of independent directors. As a foreign private issuer, we are exempt from certain NYSE requirements that are applicable to U.S. domestic companies, including the requirement to maintain a board of directors comprised of a majority of independent directors.

Board Committees

Our board of directors has an audit committee, a nominating/corporate governance committee and a remuneration committee. Our board of directors has adopted a charter for each of the audit committee, the nominating/corporate governance committee and the remuneration committee, as well as a code of business conduct and ethics that governs the conduct of our directors, officers, employees and agents. From time-to- time our board of directors may create special committees to address particular situations or transactions, such as potential conflict of interest transactions that may arise with our affiliates or related parties. The members’ duration and powers of any special committee will be as established by the board of directors as appropriate for the particular situation or transaction. In addition, we adopted Corporate Governance Guidelines that set out guidelines regarding our board’s role, composition, director selection and compensation, among other things, and also set out the methods for communicating with the chairperson of any of the audit, nominating/corporate governance and remuneration committees or the non-management or independent directors of the Company as a group. Each of the Corporate Governance Guidelines, audit committee charter, nominating/corporate governance committee charter and the remuneration committee charter is available on the Corporate Governance section of our website at www.okeanisecotankers.com and in print to any shareholder upon request. Information on or accessed through our website does not constitute a part of this Annual Report and is not incorporated by reference herein.

Audit Committee

Our audit committee consists of Charlotte Stratos (Chairperson), Petros Siakotos Konstantinidis and John Kittmer, each of whom is an independent director. Our board of directors has determined that the members of the audit committee meet the applicable independence requirements of the Commission, the NYSE and the Oslo Stock Exchange. Ms. Stratos is also our audit committee financial expert.

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee by the NYSE and the Commission, as well as the Oslo Stock Exchange). The audit committee is responsible for (a) assisting in the Board’s supervision of the Company’s financial reporting process, (b) monitoring the systems for internal control and risk management, (c) maintaining continuous contact with the Company’s auditor, an independent registered public accounting firm, regarding the audit of the annual accounts and (d) reviewing and monitoring the independence of the Company’s auditor, including in particular the extent to which the auditing services provided by the auditor or the audit firm represent a threat to the independence of the auditor.

Remuneration Committee

Our remuneration committee consists of Charlotte Stratos (Chairperson), Robert Knapp and John Kittmer, each of whom is an independent director. The remuneration committee determines, reviews and approves or recommends the approval of the salaries and other remuneration for our executive officers and reviews other matters relating to remuneration and other material employment issues relating to our executive officers.

Nominating/Corporate Governance Committee

Our nominating/corporate governance committee consists of Petros Siakotos Konstantinidis (Chairperson) and Charlotte Stratos. The nominating/corporate governance committee (a) identifies individuals qualified to become board members consistent with board-approved criteria and the process for board selection of nominees for election by shareholders; (b) selects, or recommends that board select, director nominees for next annual meeting of shareholders; (c) develops and recommends to board a set of corporate governance guidelines; (d) oversees evaluation of board and management; and (e) annually performs an evaluation of the nominating/corporate governance committee.

Foreign Private Issuer Exemption

In general, under the NYSE corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the NYSE. Accordingly, we intend to follow certain corporate governance practices of our home country, the Republic of the Marshall Islands, in lieu of certain of the corporate governance requirements of the NYSE. A brief summary of those differences is provided below.

Related Party Transactions. In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the board or committee, and the board or committee approves such contract or transaction by a vote sufficient for such purpose without counting the vote of such interested director, or, if the votes of the disinterested directors are insufficient to constitute an act of the board, by unanimous vote of the disinterested directors; or (ii) if the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the shareholders entitled to vote thereon, and such contract or transaction is approved by vote of such shareholders.

Proxy Statements. As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to the NYSE pursuant to the NYSE corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that certain shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bylaws also provide that shareholders may designate in writing a proxy to act on their behalf.

Shareholder Approval of Equity Compensation Plans. The NYSE requires listed companies to obtain prior shareholder approval to adopt or materially revise any equity compensation plan. As permitted under Marshall Islands law, we do not need prior shareholder approval to adopt or revise equity compensation plans, including our equity incentive plan.

Share Issuances. In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, which allows the board of directors to approve all share issuances, including share issuances (i) in connection with the acquisition of stock or assets of another company; (ii) when it would result in a change of control; (iii) when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants; or (iv) in connection with a transaction (other than a public offering) involving the sale, issuance or potential issuance of shares at a price less than market value. Pursuant to 313.00 of Section 3 of the NYSE Listed Company Manual, the NYSE will accept any action or issuance relating to the voting rights structure of a non-U.S. company that is in compliance with the NYSE’s requirements for domestic companies or that is not prohibited by the company’s home country law. We are not subject to such restrictions under our home country, Marshall Islands, law.

Meetings of Directors. In lieu of holding regularly scheduled meetings of the board of directors at which only non-management directors are present, we will not be holding such regularly scheduled meetings. In addition, our board of directors may not make a self-assessment of its performance at least once a year to determine if it or its committees function effectively.

Committee Authority. In lieu of having an audit committee, remuneration committee and nomination and corporate governance committee with the composition, size, authorities and responsibilities set forth in the NYSE rules, our audit committee, remuneration committee and nomination and corporate governance committee are not required to have such composition, size, authorities and responsibilities. For example, our audit committee charter provides that the audit committee may be comprised of two or more independent directors. Our remuneration committee is not required to provide a remuneration committee report.

Corporate Governance Guidelines. Listed companies must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects. We are not required to comply with these requirements.

If at any time we cease to be a “foreign private issuer” under the rules of the NYSE and the Exchange Act, as applicable, our board of directors will be required to take all action necessary to comply with the NYSE corporate governance rules.

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the NYSE corporate governance standards. See “Item 10.B. — Memorandum and Articles of Association.”

D.	Employees

As of December 31, 2023, we employed approximately 14 people in our offices in Greece, through our wholly owned subsidiary OET Chartering Inc., compared to 13 employees as of December 31, 2022 and 12 employees as of December 31, 2021. KMC provides technical management services in respect of our vessels and ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

E.	Share Ownership

As of April 26, 2024, the beneficial interests of our directors and officers in our common shares were as follows, based on 32,194,108 common shares outstanding (and not taking into account any shares held in treasury):

Name	Position	Shares held	Percentage
Ioannis Alafouzos(1)	Chairman and Director	11,456,223	35.6%
Daniel Gold	Director	—	—
Joshua Nemser	Director	—	—
Robert Knapp(2)	Director	225,000	*	%
John Kittmer	Director	—	—
Charlotte Stratos	Director	—	—
Petros Siakotos Konstantinidis	Director	—	—
Aristidis Alafouzos	Chief Executive Officer	79,800	*	%
Iraklis Sbarounis	Chief Financial Officer	5,600	*	%
Christopher Papaioannou	Chief Commercial Officer	11,200	*	%
*	Denotes less than 1.0%.
(1)	Shares owned both directly and beneficially owned through Glafki Marine Corp.
(2)	Mr. Knapp owns his shares through a retirement account as well as Ironsides Energy LLC, an entity that he wholly owns.
F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The table below sets forth the beneficial ownership of our common shares by each person we know to beneficially own more than 5% of our common stock based upon 32,194,108 common shares outstanding as of April 26, 2024, and the amounts and percentages as are contained in the public filings of such persons and based on knowledge of the Company. While we have 695,892 shares held in treasury, those shares are not deemed outstanding for purposes of these calculations. The number of common shares beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any shares as to which the person has or shares voting or investment power. In addition, under SEC rules, a person beneficially owns any common shares that the person or entity has the right to acquire within 60 days through the exercise of any right. All of the shareholders, including the shareholders listed in this table, are entitled to one vote per common share held.

Name of Beneficial Owner	Number of Shares held	Shareholding Percentage
Ioannis Alafouzos(1)	11,456,223	35.6%
Themistoklis Alafouzos(2)	7,202,563	22.4%
(1)	Ioannis Alafouzos owns 437,286 common shares directly and 11,018,937 common shares beneficially through Glafki Marine Corp., a company of which he is the beneficial owner.
(2)

Themistoklis Alafouzos owns 556,500 common shares beneficially through Sea Shell Enterprises Limited and 6,646,063 common shares beneficially through Hospitality Assets Corp., each company of which he is the beneficial owner.

As of April 26, 2024, we had one shareholder of record, Cede & Co., a nominee of The Depository Trust Company, which is located in the United States and held all 32,194,108 of our issued and outstanding common shares. We believe that the common shares that are held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. Our major shareholders have the same voting rights as our other shareholders. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.	Related Party Transactions

Management Agreements

Please see “Item 4.B. Business Overview — Management of Our Fleet” for a description of the management of our vessels, or any vessels we may acquire, including of the amended technical management agreements with respect thereto. The daily management fee we pay to KMC for the technical management of our vessels in 2022, 2023 and currently is $900.

Amounts Paid to Vessel Owning Companies Privately Owned by Members of the Alafouzos Family

For the sake of operational convenience, various expenses or other liabilities that are required to be paid by us, are from time to time instead paid by or on behalf of the vessel owning companies privately owned by the Alafouzos family, or by KMC, and recorded as unsecured amounts payable/receivables, with no fixed terms of payment. The purpose is to optimize capital management and to secure volumetric discounts. Examples of the types of expenses and liabilities giving rise to such payables/receivables due/from to the vessel owning companies privately owned by members of the Alafouzos family include, without limitation, bunker fuel, port expenses, canal fees and other operating expenses. There were no amounts due to/from vessel owning companies privately owned by members of the Alafouzos family as of December 31, 2023.

Shared Services Agreement

Please see “Item 4.B. Business Overview — Management of Our Fleet” for a description of the shared services agreement that we have entered into with KMC. There is no additional fee payable under this agreement.

ETS Services Agreement

Please see “Item 4.B. Business Overview — Management of Our Fleet” for a description of the ETS services agreements that we have entered into with KMC. There is no additional fee payable under these agreements.

Registration Rights Agreement

On December 6, 2023, we entered into a registration rights agreement with Hospitality Assets Corp. and Glafki Marine Corp., pursuant to which we have granted them and their affiliates (including Ioannis Alafouzos, Themistoklis Alafouzos and certain of their transferees) the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our common shares held by them. Under the registration rights agreement, these persons have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other shareholders or initiated by us.

Employment of Relative of our Chairman

Mr. Ioannis Alafouzos has been a director and chairman of the board of directors of the Company since our inception and was our Chief Executive Officer until December 2022. Mr. Aristidis Alafouzos, the son of Mr. Ioannis Alafouzos, was our Chief Operating Officer until December 2022 and thereafter became our Chief Executive Officer.

Sponsor Loan

Please see “Item 5.B. Liquidity and Capital Resources — Credit Facilities and Financing Obligations — $35.1 Million Unsecured Sponsor Loan” for a description of a related party loan. The lender is an entity that is owned by our Chairman, Mr. Ioannis Alafouzos.

Lease of Office Space

We lease our office space in Piraeus from SINGLE MEMBER ANONYMOS TECHNIKI ETAIRIA ERGON, an entity owned by Themistoklis Alafouzos. On August 1, 2018, we entered into a lease agreement for 165.28 square meters of office space for our operations with SINGLE MEMBER ANONYMOS TECHNIKI ETAIRIA ERGON at a monthly rate of Euro 890. The lease expires on July 31, 2024.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements”.

Legal Proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. To our knowledge, we are not a party to any material litigation where claims or counterclaims have been filed against us other than routine legal proceedings incidental to our business. We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by our existing insurance policies, subject to certain deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. Subject to these limitations, we seek to offer our shareholders with a competitive yield which is reflective of the cash flows generated by us, and currently intend to pay dividends in an amount depending on and taking into consideration the amount of our net profits, after adjusting for non-recurring items, working capital needs, our capital structure and other discretionary items as our board of directors decides, from time to time. We define “net profits” as the profit or loss for the relevant period, as disclosed in the Company’s published consolidated statement of profit or loss and other comprehensive income. We have no written dividend policy and are able to adopt, amend, change or terminate any dividend policy in the future.

We can provide no assurance that dividends will be paid in the future and there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. Please see “Item 3.D. Risk Factors — Risks Related to our Common Shares — Our ability to declare and pay dividends to holders of our common shares will depend on a number of factors and will always be subject to the discretion of our board of directors.”

Since we are a holding company with no material assets other than the shares of our subsidiary and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiary and affiliates distributing to us their earnings and cash flow. Our financing arrangements impose certain limitations on our ability to pay dividends and our subsidiaries’ ability to make distributions to us. Please see “Item 5.B. Liquidity and Capital Resources — Credit Facilities and Financing Obligations — Loan Covenants” for further information.

During the last three years we have paid the following dividends:

	Approximate
	Per Common
Month and Year Paid	Share Amount	Aggregate Amount
March 2024*	$0.66	$21,248,111
November 2023*	$0.60	$19,316,465
September 2023*	$1.50	$48,291,162
June 2023*	$1.60	$51,510,573
March 2023*	$1.25	$40,242,635
December 2022*	$0.30	$9,798,167
September 2022*	$0.30	$9,796,830
December 2021*	$0.31	$10,027,079
June 2021*	$0.75	$24,281,938
March 2021	$0.10	$3,219,686
*

Dividends paid were classified as capital returns/a write-down of paid-in capital for accounting purposes. Marshall Islands law does not differentiate between what may be considered a return of capital or a dividend for accounting purposes and treats all cash given to shareholders as dividends.

B.	Significant Changes

There have been no significant changes since the date of the financial statements included in this Annual Report, other than those described in Note 25 “Subsequent events” to our consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

A.Offer and Listing Details

Our common shares have been listed on the NYSE under the trading symbol “ECO” since December 11, 2023 and on the Oslo Børs under the trading symbol “OET” since January 29, 2021. In conjunction with the NYSE listing of our common shares, we changed the listing status of our common shares on the Oslo Børs from a primary listing to a secondary listing. We incurred a trading suspension of two trading days on December 7 and 8, 2023 on the Oslo Børs in connection with the changes to our share registration structure in order to facilitate the dual listing of our common shares.

Our common shares began trading on Euronext Growth (ex-Merkur Market) on July 3, 2018. On March 8, 2019, our shares began trading on Euronext Expand (ex-Oslo Axess) and ceased trading on Euronext Growth. On January 29, 2021, our shares began trading on the Oslo Børs and ceased trading on Euronext Expand (ex-Oslo Axess).

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are currently listed on the Oslo Børs under the trading symbol “OET” and on the NYSE under the trading symbol “ECO.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our second amended and restated articles of incorporation and third amended and restated bylaws have been filed as exhibits to this Annual Report, A description of the material terms of our second amended and restated articles of incorporation and our third amended and restated bylaws and of the rights, preferences and restrictions attaching to each class of our shares is included in “Description of securities registered under Section 12 of the Exchange Act” which has been filed as Exhibit 2.2 to this Annual Report and is incorporated by reference herein.

C.	Material contracts

Attached as exhibits to this Annual Report are the contracts we consider to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this Annual Report. We refer you to “Item 4.A. History and Development of the Company,” “Item 4.B. Business Overview,” “Item 5.B. Liquidity and Capital Resources,” “Item 6.B. Compensation,” and “Item 7.B. Related Party Transactions” for a discussion of these contracts. Other than as discussed in this Annual Report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.	Exchange controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to holders of our common shares that are neither Marshall Islands resident nor Marshall Islands citizens.

E.	Taxation

The following is a discussion of the material Marshall Islands, Liberian, Greek and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the ownership and disposition of our common shares. The discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for the alternative minimum tax or the “base erosion and anti-avoidance” tax, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who own the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of common shares.

Marshall Islands Tax Consequences

The following is applicable only to persons who are not citizens of and do not reside in, maintain offices in or carry on business or conduct transactions or operations in the Marshall Islands.

Because we (including our subsidiaries) do not, and assuming that we continue not to, and assuming our future subsidiaries will not, carry on business or conduct transactions or operations in the Marshall Islands, and because we anticipate that all documentation related to any offerings of our securities will be executed outside of the Marshall Islands, under current Marshall Islands law we are not subject to tax on our income or capital gains and our shareholders will not be subject to Marshall Islands taxation or withholding tax on our dividends. In addition, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common shares, and our shareholders will not be required by the Marshall Islands to file a tax return related to our common shares.

Liberian Tax Consequences

Under current Liberian law, no Liberian taxes or withholding will be imposed on payments to holders of our securities other than to a holder that is a resident Liberian entity or a resident individual or an individual or entity subject to taxation in Liberia as a result of having a permanent establishment within the meaning of the Liberia Revenue Code of 2000 as amended in Liberia.

Greek Tax Considerations

In January 2013, a tax law 4110/2013 amended the long-standing provisions of art. 26 of law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax completely satisfies all income tax obligations of both the shipowning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities.

By virtue of article 6 of new Law 5000/2022, the Addendum to the New Voluntary Contribution Agreement between the Greek Government and the Greek Maritime Community was ratified by the Greek Parliament and is applicable as of January 1, 2022. The rate of the voluntary contribution payable by the members of the Greek Maritime Community has been reduced to 5% on shipping dividends imported in Greece. The rate was previously set at 10%. The New Voluntary Contribution also captures imported amounts related to capital gains from the sale of shares in ship-owning companies or their holding companies. Payment of the Voluntary Contribution continues to satisfy any other Greek tax obligation with respect to the worldwide income of the ultimate shareholders of the companies that fall within the scope of the New Voluntary Contribution Agreement. If the total Voluntary Contribution paid per year is less than EUR 60 million, the members of the Greek Maritime Community undertake the obligation to pay the remaining amount. This threshold has been increased from EUR 40 million. A 10% tax is imposed on special payments and bonuses paid by Greek shipping companies of article 25 L. 27/1975 to members of their Board of Directors, managers, executives and employees on top of their regular salary.

U.S. Federal Income Taxation of our Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, cost sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1)	we are organized in a foreign country, or our country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and
(2)	either:
A.

more than 50% of the value of our stock is owned, directly or indirectly, by individuals or other shareholders described below who are “residents” of or meet certain criteria described below with respect to our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (each such shareholder a “qualified shareholder” and such shareholders collectively, “qualified shareholders”), which we refer to as the “50% Ownership Test,” or

B.

our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we and most of our shipowning subsidiaries are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-U.S. corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury Regulations) of countries, other than the United States, that grant an equivalent exemption, (2) non-U.S. corporations that meet the Publicly- Traded Test and are organized in countries that grant an equivalent exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Treasury Regulations). A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Treasury Regulations). We believe that we satisfied the 50% Ownership Test in 2023.

In order to satisfy the Publicly-Traded Test, Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Treasury Regulations also require that our stock be “regularly traded” on an established securities market. Under the Treasury Regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, and in the case of an established securities market located outside the United States, satisfy certain minimum trading requirements. In addition, even if the “primarily and regularly traded” tests described above are satisfied, a class of shares will not be treated as primarily and regularly traded on an established securities market if, during more than half the number of days during the taxable year, one or more shareholders holding, directly or indirectly, at least 5% of the vote and value of that class of shares, which we refer to as “5% Shareholders,” own, in the aggregate, 50% or more of the vote and value of that class of shares. This is referred to as the “5% Override Rule.” In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if the company can establish that among the closely-held group of 5% Shareholders, sufficient shares are owned by 5% Shareholders that are considered to be “qualified shareholders,” as defined above, to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the total value of the relevant class of shares held by 5% Shareholders for more than half the number of days during the taxable year.

Our common shares, which are our sole class of issued and outstanding stock that is traded, were traded on the Oslo Børs and the NYSE in 2023. The Oslo Børs is an established securities market, and our common shares were “primarily traded” on the Oslo Børs in 2023 because the number of our common shares that were traded during on the Oslo Børs exceeded the number of shares that were traded on the NYSE (which is also an established securities market). Furthermore, we believe that our common shares satisfied the “regularly traded” test in 2023. We believe that the 5% Override Rule was triggered in 2023 because 5% Shareholders owned, in the aggregate, 50% or more of the vote and value of our common shares. However, we further anticipate that we will be able to establish that among the closely-held group of 5% Shareholders, sufficient shares are owned by 5% Shareholders that are considered to be “qualified shareholders,” as defined above, to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the total value of our common shares for more than half the number of days during the taxable year. Therefore, we believe that we satisfied the Publicly-Traded Test in 2023.

Due to the factual nature of the issues involved, there can be no assurance that we will qualify for the benefits of Section 883 of the Code for 2024 or our subsequent taxable years.

Taxation in the Absence of Exemption under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.- source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax imposed at a current rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

●	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
●	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or is leasing income that is attributable to such fixed place of business in the United States.

We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States or will otherwise not be subject to U.S. federal income taxation.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust (i) if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has in effect a valid election to be treated as a United States person for U.S. federal income tax purposes;

●	owns the common shares as a capital asset, generally, for investment purposes; and
●	owns less than 10% of our common shares for U.S. federal income tax purposes.

If a partnership holds our common shares, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common shares will be traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

We believe that we were not a PFIC for our 2023 taxable year, and we do not expect to be a PFIC for subsequent taxable years. If we were treated as a PFIC for our 2023 or 2024 taxable year, any dividends paid by us during 2024 will not be treated as “qualified dividend income” in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to “qualified dividend income” will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in (or, in certain circumstances, fair market value of) a common share or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in a common share. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion of our status as a PFIC below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either:

●	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
●	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute “passive income” for these purposes. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

In general, income derived from the bareboat charter of a vessel will be treated as “passive income” for purposes of determining whether we are a PFIC and such vessel will be treated as an asset which produces or is held for the production of “passive income.” On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income.”

We believe that we were not a PFIC for our 2023 taxable year because we had no bareboat chartered- out vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

If we are a PFIC for any taxable year, a U.S. Holder will be treated as owning its proportionate share of the stock of any of our subsidiaries which is a PFIC. The PFIC rules discussed below will apply on a company-by-company basis with respect to us and each of our subsidiaries which is treated as a PFIC.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF Election.” As discussed below, as an alternative to making a QEF Election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, which election is referred to as a “Mark-to- Market Election.” A U.S. Holder holding PFIC shares that does not make either a “QEF Election” or “Mark- to-Market Election” will be subject to the Default PFIC Regime, as defined and discussed below in “Item 10.E. Taxation — U.S. Federal Income Taxation of U.S. Holders — Taxation of U.S. Holders Not Making a Timely QEF or ‘Mark-to-Market’ Election.”

If we were to be treated as a PFIC, a U.S. Holder would be required to file IRS Form 8621 to report certain information regarding us.

The QEF Election

If a U.S. Holder makes a timely QEF Election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were made by us to the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF Election with respect to any year that our company is a PFIC by filing a copy of IRS Form 8621 with its United States federal income tax return.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Making the Election. Alternatively, if, as is anticipated, our common shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a Mark-to-Market Election with respect to the common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The common shares will be treated as “marketable stock” for this purpose if they are “regularly traded” on a “qualified exchange or other market.” The common shares will be “regularly traded” on a qualified exchange or other market for any calendar year during which they are traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. The New York Stock Exchange should be treated as a “qualified exchange or other market” for this purpose. However, it should be noted that a separate Mark-to-Market Election would need to be made with respect to each of our subsidiaries which is treated as a PFIC. The stock of these subsidiaries is not expected to be “marketable stock.” Therefore, a “mark-to-market” election is not expected to be available with respect to these subsidiaries.

Current Taxation and Dividends. If the Mark-to-Market Election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in its common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of common shares for purposes of determining the source of the income or loss. Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes. A U.S. Holder’s tax basis in its common shares would be adjusted to reflect any such income or loss amount. Distributions by us to a U.S. Holder who has made a Mark-to-Market Election generally will be treated as discussed above under “Item 10.E. Taxation — U.S. Federal Income Taxation of U.S. Holders — Distributions.”

Sale, Exchange or Other Disposition. Gain realized on the sale, exchange, redemption or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.

Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election

Finally, a U.S. Holder who does not make either a QEF Election or a Mark-to-Market Election with respect to any taxable year in which we are treated as a PFIC, or a U.S. Holder whose QEF Election is invalidated or terminated, or a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non- Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common shares.

Under the Default PFIC Regime:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

●	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than “excess distributions” by us to a Non-Electing Holder will be treated as discussed above under “Item 10.E. Taxation — U.S. Federal Income Taxation of U.S. Holders — Distributions.”

These penalties would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common shares. If a Non-Electing Holder who is an individual dies while owning the common shares, such Non- Electing Holder’s successor generally would not receive a step-up in tax basis with respect to the common shares.

3.8% Tax on Net Investment Income

A U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common shares. This tax is in addition to any income taxes due on such investment income. Net investment income generally will not include a U.S. Holder’s pro rata share of the Company’s income and gain if we are a PFIC and that U.S. Holder makes a QEF election, as described above in “Item 10.E. Taxation — U.S. Federal Income Taxation of U.S. Holders — The QEF Election”. However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder’s ordinary income and net investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common shares.

U.S. Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of our common shares (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

●	the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or
●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of such Non-U.S. Holder that are attributable to effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

●	fail to provide an accurate taxpayer identification number;
●	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or
●	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

If you sell your common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. Our Commission filings are available to the public at the website maintained by the Commission at http://www.sec.gov, as well as on our website at www.okeanisecotankers.com. Information that is or will be on or accessed through such websites does not constitute a part of, and is not incorporated by reference into, this Annual Report.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will also provide without charge to each person, including any beneficial owner of our common stock, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this Annual Report. Please direct such requests to Okeanis Eco Tankers Corp., c/o OET Chartering Inc., Ethnarchou Makariou Ave.,&2 D. Falireos St., 185 47 N. Faliro, Greece, telephone number +30 210 480 4200.

In addition, since our common shares are traded on the Oslo Børs, we have filed periodic and immediate reports with, and furnish information to, the Oslo Stock Exchange.

I.	Subsidiary information

Not applicable.

J.	Annual Report to Security Holders.

We are currently not required to provide an annual report to security holders in response to the requirements of Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require us to make interest payments based on LIBOR (as, although we amended our financing arrangements to transition from LIBOR to SOFR, such arrangements previously used LIBOR, including during the fiscal years ended December 31, 2023 and 2022). Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. From time to time, we use interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to manage the risks and costs associated with its floating-rate debt.

As an indication of the sensitivity from changes in interest rates, an increase by 100 basis points in interest rates would increase interest expense for the year ended December 31, 2023 by $6,894,010 (2022 and 2021 increased by 50 basis points: $2,251,130 and $1,948,856, respectively) assuming all other variables held constant and taking into consideration that the Group has entered into interest rate swap agreements for some of its loans, therefore partially economically hedging part of its floating-rate borrowings.

Credit Risk

We only trade with charterers who have been subject to satisfactory credit screening procedures. Furthermore, outstanding balances are monitored on an ongoing basis with the result that our exposure to bad debts is not significant.

With respect to the credit risk arising from our cash and cash equivalents and restricted cash, our exposure arises from default by the counterparties, with a maximum exposure equivalent to the carrying amount of these instruments. We mitigate such risks by dealing only with high credit quality financial institutions.

Foreign Currency Exchange Rate Risk

Our vessels operate in international shipping markets, which utilize the U.S. dollar as the functional currency. We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but certain of our vessel operating expenses and administrative expenses are generated in currencies other than the U.S. dollar. Notably, we are considerably dependent on European seafarers, who are paid in Euros, to fill key positions on board our vessels. Consequently, our Euro-denominated crew expense forms a significant percentage of our operating expenses. Furthermore, we have significant exposure to the Euro in our general and administrative expenses. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have only partially hedged currency exchange risks associated with our expenses. As such our exposure to Euro-U.S. dollar exchange rate fluctuations may have a significant impact on our expenses, business and future cash flows. We do not have any hedging mechanisms in place, however, when opportunity arises, we convert significant cash balances from U.S. dollars to Euros to hedge against adverse fluctuations. We do not consider the risk to be significant.

Market Risk

The tanker shipping industry is cyclical with high volatility in charter rates and profitability. We charter our vessels principally in the spot market, being exposed to various unpredictable factors such as supply and demand of energy resources, global economic and political conditions, natural or other disasters, disruptions in international trade, the COVID-19 outbreak, environmental and other legal regulatory developments.

The Company cannot reliably estimate the effect that any positive or adverse fluctuation in the spot market rates may have on its operating income. We estimate that for every $1,000 per day increase or decrease in the spot rates, our operating profit would have increased or decreased by $4.0, $2.9, and $2.7 million for the years 2023, 2022 and 2021, respectively.

From time to time, we may enter into freight derivatives, such as Forward Freight Agreements (“FFAs”). Generally freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates reported on an identified index for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days of the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operations and cash flow.

During 2023, 2022 and 2021, we entered into forward freight agreements in order to partially hedge our exposure to spot charter rate fluctuations and mitigate any adverse effect this may have in our operating cash flows and dividend policy. For the year ended December 31, 2023, 2022 and 2021, we incurred a net gain on forward freight agreements in the amount of $0.5 million, $2.2 million and $nil, respectively.

Inflation

See “Item 5. A. Operating Results — Principal Factors Affecting our Business — Inflation.”

Liquidity

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability but can also increase the risk of losses. We minimize liquidity risk by maintaining sufficient cash and cash equivalents.

The following table details the Group’s expected cash outflows for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities, on the earliest date on which the Group would be required to pay to settle. The table includes both interest and principal cash flows. Variable future interest payments were determined based on SOFR as of December 31, 2023 of 3.41%, plus the margin applicable to the Group’s loan at the end of the year presented.

	Weighted
	average
	effective	Less than
	interest rate	1 month	1 – 3 months	3 – 12 months	1 – 5 years	5+ years	Total
December 31, 2023
Non-Derivative Liabilities
Trade payables		—	—	23,522,506	—	—	23,522,506
Accrued expenses		—	—	3,485,042	—	—	3,485,042
Current accounts due to related parties		—	—	659,974	—	—	659,974
Variable interest loans	4.08%	3,138,123	28,239,371	62,054,619	307,066,226	237,943,153	638,441,492
Variable interest for debt financing	9.07%	2,330,290	4,567,896	21,015,413	106,212,689	139,492,319	273,618,607
Total		5,468,413	32,807,267	110,737,554	413,278,915	377,435,472	939,727,621

	Weighted
	average
	effective	Less than
	interest rate	1 month	1 – 3 months	3 – 12 months	1 – 5 years	5+ years	Total
December 31, 2022
Non-Derivative Liabilities
Trade payables		—	—	11,771,964	—	—	11,771,964
Accrued expenses		—	—	6,024,899	—	—	6,024,899
Variable interest loans	6.26%	5,922,596	21,564,122	65,076,153	365,728,156	241,508,738	699,799,765
Variable interest for debt financing	10.02%	2,823,905	5,526,029	22,237,116	112,171,014	167,665,884	310,423,948
Total		8,746,501	27,090,151	105,110,132	477,899,170	409,174,622	1,028,020,576

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

We evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) have concluded that, as of such date, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and because, as an emerging growth company, we are exempt from this requirement.

(d)	Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Charlotte Stratos serves as a member of our audit committee. Our board of directors has determined that Ms. Stratos qualifies as an “audit committee financial expert” and is “independent” according to the applicable SEC rules.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all of the employees, directors, officers and certain long-term consultants of the Company and its subsidiaries, in addition to certain employees of KMC. Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.okeanisecotankers.com. Information on or accessed through our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request to Investor Relations, c/o OET Chartering Inc., Ethnarchou Makariou Ave., & 2 D. Falireos St., 185 47 N. Faliro, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics by posting such information on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2023 and 2022. Audit, audit-related and non-audit services billed and accrued from Deloitte are as follows:

	2023	2022
Audit fees(1)	$663,094	$182,540
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total fees	$663,094	$182,540
(1)

Audit fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements, the review of the interim financial statements and audit services related to the public listing, including services related to consents and the review of documents filed with the SEC.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee charter contains pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our audit committee to review and pre-approve all auditing services and permitted non-auditing services rendered to the Company by its outside auditors (subject to the exception provided in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X for certain de minimis non-audit services not recognized by the Company at the time of the engagement), in each case including fees. All services provided by Deloitte during the year ended December 31, 2023 and 2022 were approved by our audit committee pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to Section 303A.11 of the NYSE listing standards, applicable to foreign private issuers, we are permitted to follow our home country practices in lieu of certain NYSE corporate governance requirements. For a summary of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE rules, please see “Item 10.C. Board Practices — Foreign Private Issuer Exemption”.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy which applies to all of the Company’s directors, officers and employees as well as certain related parties, and sets forth procedures governing the purchase, sale and other disposition of our securities by such parties. Our insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our insider trading policy has been filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY

Cybersecurity is fundamental in our operations and we are committed to maintaining robust governance and oversight of cybersecurity risks. Senior management has implemented comprehensive processes and procedures for identifying, assessing, and managing material risks from cybersecurity threats as part of our broader risk management system Our cybersecurity risk management strategy prioritizes detection, analysis and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. With the ever-changing cybersecurity landscape and continual emergence of new cybersecurity threats, our senior management ensures that significant resources are devoted to cybersecurity risk management and the technologies, processes and people that support it. We implement risk-based controls to protect our information, the information of our customers, suppliers, and other third parties, our information systems, our business operations, and our vessels.

We have in place safety and security measures on our vessels and onshore operations to secure our operations against cybersecurity incidents. In order to assess, identify and manage material risks from cybersecurity threats we take into consideration the following:

(i)	IMO Resolution MSC.428(98): Code for the Safe Operation of Ships and Pollution Prevention, relating to maritime cyber risk management in safety management systems;
(ii)	BIMCO, OCIMF, INTERCARGO, INTERTANKO, ICS, CLIA, IUMI: The Guidelines on Cyber Security Onboard Ships;
(iii)	USCG Cyber Security Strategy and Bulletins;
(iv)	UK Cyber Security Code of Practice for ships; and
(v)	EU Regulation 679/2016: Protection of natural persons processing personal data.

The Information and Communication Technology Department (“ICT”) is responsible for monitoring, detecting and assessing cybersecurity risks and incidents at the Company, subsidiary and vessel level. The team is comprised of dedicated privacy, safety, and security professionals who oversee cybersecurity risk management and mitigation, incident prevention, detection, and remediation. We also annually engage third parties such as assessors, consultants to audit our information security programs, whose findings are reported, on occasion, to our senior management.

As part of our cybersecurity risk management system, our ICT department has established clear methodologies, reporting channels and governance principles, that are aligned with the broader risk management processes of our Company to remediate and resolve any cybersecurity incident. Incidents are reviewed by the ICT Department Head, having the appropriate professional experience and academic background, to determine whether further escalation is appropriate. Any incident assessed as potentially being or potentially becoming material is immediately escalated for further assessment and reported to any member of our senior management, who then consult with our audit committee.

We have not had, any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Our audit committee has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any findings and recommendations, as appropriate, to our board of directors for consideration. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with our audit committee.

Overall, our approach to cybersecurity risk management includes the following key elements:

(i)	Continuous monitoring of cybersecurity threats, both internal and external. through the use of data analytics and network monitoring systems;
(ii)	Engagement of third-party consultants and other advisors to assist in assessing points of vulnerability of our information security systems;
(iii)	We have various information technology policies relating to cybersecurity;
(iv)	We provide employee mandatory training that is administered on a periodic basis that reinforces our information technology policies, standards and practices, as well as the expectation that employees comply with these policies and identify and report potential cybersecurity risks.
(v)	We require employees to sign confidentiality agreements, where appropriate to their role;
(vi)	Access controls;
(vii)	Network security measures;
(viii)	Data protection;
(ix)	Incident response planning;
(x)	Third-party risk assessment;
(xi)	Security audits; and
(xii)	Compliance with industry standards

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. While we have dedicated significant resources to identifying, assessing, and managing material risks from cybersecurity threats, our efforts may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition. For more information certain risks associated with cybersecurity, see “Item 3.D. Risk Factors — Company-Specific Risk Factors — A cyber-attack could materially disrupt our business.”

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the report of Deloitte Certified Public Accountants S.A., is set forth on pages F-1 through F-38 and are filed as part of this Annual Report.

ITEM 19. EXHIBITS

Exhibit
Number	Description

1.1	Second Amended and Restated Articles of Incorporation of the Company.*
1.2	Third Amended and Restated Bylaws of the Company.*
2.1

Form of Common Share Certificate (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on November 2, 2023).

2.2	Description of Securities registered under Section 12 of the Exchange Act.*
4.1

Form of Amended and Restated Technical Management Agreement (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on November 2, 2023).

4.2

Facility Agreement dated May 23, 2022 among Nellmare Marine Ltd, as Borrower A, Anassa Navigation S.A., as Borrower B, the Companies listed in Part A of Schedule 1, as Hedge Guarantors, Okeanis Eco Tankers Corp., as Corporate Guarantor, and National Bank of Greece S.A., as Lender as amended by Amendment No. 1 to Loan Facility Agreement, dated June 29, 2023 among Nellmare Marine Ltd, as Borrower A, Anassa Navigation S.A., as Borrower B, Okeanis Eco Tankers Corp., as Corporate Guarantor and National Bank of Greece S.A., as Lender, in respect of the refinancing of m.ts NISSOS DONOUSSA and. NISSOS KYTHNOS (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on November 2, 2023).

4.3

Facility Agreement dated June 27, 2023 among Omega Three Marine Corp., Omega Four Marine Corp. and Arethusa Shipping Corp., as Borrowers and Hedge Guarantors, Okeanis Eco Tankers Corp., as Guarantor, the Financial Institutions listed in Part B of Schedule 1, as Original Lenders, the Financial Institutions listed in Part C of Schedule 1, as Original Hedge Counterparties and ABN AMRO Bank N.V., as Arranger, Facility Agent and Security Agent, in respect of the refinancing of m.ts KIMOLOS, FOLEGANDROS and NISSOS KEROS (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on November 2, 2023).

4.4

Facility Agreement dated September 8, 2023 among Omega Six Marine Corp. and Omega Ten Marine Corp., as Borrowers and Hedge Guarantors, Okeanis Eco Tankers Corp., as Guarantor, Credit Agricole Corporate and Investment Bank, as Arranger, the Financial Institutions listed in Part B of Schedule 1 as Original Lenders, the Banks and Financial Institutions listed in Part C of Schedule 1, as Hedge Counterparties and Credit Agricole Corporate and Investment Bank as Facility Agent and Security Agent, in respect of the refinancing of m.ts NISSOS SIKINOS and NISSOS SIFNOS (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on November 2, 2023).

4.5

Bareboat Charter and related Memorandum of Agreement each dated June 8, 2017 between OCY Knight AS, as Owner/Buyer and Omega Two Marine Corp., as Bareboat Charterer/Seller, relating to m.t. POLIEGOS, as novated by the Novation Agreement to the Bareboat Charter Party dated August 23, 2018 among OCY Knight AS, as Original Owner, OCY Poliegos Limited, as New Owner and Omega Two Marine Corp., as Charterer and as further amended by Addendum No. 1 to the Bareboat Charter Party for m.t. POLIEGOS, dated April 27, 2023 between OCY Poliegos Limited, as Owner and Omega Two Marine Corp., as Charterer and Charter Guarantee dated August 23, 2018 between Okeanis Eco Tankers Corp., as Guarantor and OCY Poliegos Limited, as Owner (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on November 2, 2023).

Exhibit
Number	Description

4.6

Bareboat Charter and related Memorandum of Agreement each dated February 10, 2018 between OCY Knight 1 Limited, as Owner/Buyer and Omega Five Marine Corp., as Bareboat Charterer/Seller, relating to Hull No. 3012 (NISSOS RHENIA), as amended by Addendum No. 1 to the Bareboat Charter Party for (NISSOS RHENIA), dated September 6, 2018, between OCY Knight 1 Limited, as Owner and Omega Five Marine Corp., as Charterer, Addendum No. 2 to the Bareboat Charter Party for Hull No. 3012 (NISSOS RHENIA), dated June 28, 2021, between OCY Knight 1 Limited, as Owner and Omega Five Marine Corp., as Charterer, and Addendum No. 3 to the Bareboat Charter Party for NISSOS RHENIA, dated April 27, 2023, between OCY Knight 1 Limited, as Owner and Omega Five Marine Corp., as Charterer, and Charter Guarantee dated September 30, 2018 between Okeanis Eco Tankers Corp., as Guarantor and OCY Knight 1 Limited, as Owner (incorporated by reference to Exhibit 4.9 to the Registration Statement on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on November 2, 2023).

4.7

Bareboat Charter and related Memorandum of Agreement each dated February 10, 2018 between OCY Knight 2 Limited, as Owner/Buyer and Omega Seven Marine Corp., as Bareboat Charterer/Seller, relating to Hull No. 3013 (NISSOS DESPOTIKO), as amended by Addendum No. 1 to the Bareboat Charter Party for (NISSOS DESPOTIKO), dated September 6, 2018, between OCY Knight 2 Limited, as Owner and Omega Seven Marine Corp., as Charterer, Addendum No. 2 to the Bareboat Charter Party for Hull No. 3013 (NISSOS DESPOTIKO), dated June 4, 2021, between OCY Knight 2 Limited, as Owner and Omega Seven Marine Corp., as Charterer, Addendum No. 3 to the Bareboat Charter Party for Hull No. 3013 (NISSOS DESPOTIKO), dated June 28, 2021 between OCY Knight 2 Limited, as Owner and Omega Seven Marine Corp., as Charterer, and Addendum No. 4 to the Bareboat Charter Party for NISSOS DESPOTIKO, dated April 27, 2023, between OCY Knight 2 Limited, as Owner and Omega Seven Marine Corp., as Charterer, and Charter Guarantee dated September 30, 2018 between Okeanis Eco Tankers Corp., as Guarantor and OCY Knight 2 Limited, as Owner (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on November 2, 2023).

4.8

Bareboat Charter and related Memorandum of Agreement each dated January 29, 2024 between Sea 112 Leasing Co. Limited, as Owner/Buyer and Moonsprite Shipping Corp., as Bareboat Charterer/Seller, relating to NISSOS ANAFI, and Guarantee dated January 29, 2024 between Okeanis Eco Tankers Corp., as Guarantor and Sea 112 Leasing Co. Limited, as Owner.*

4.9

Bareboat Charter and related Memorandum of Agreement each dated March 21, 2022 and between Sea 289 Leasing Co. Limited, as Owner/Buyer and Ark Marine S.A., as Bareboat Charterer/Seller, relating to Hull No. 3211 (NISSOS KEA), as amended and restated by an Amendment and Restatement Deed dated January 26, 2024 among Sea 289 Leasing Co. Limited, as Owner, Ark Marine S.A., as Charterer and Okeanis Eco Tankers Corp., as Guarantor and Shareholder and Guarantee dated March 21, 2022 between Okeanis Eco Tankers Corp., as Guarantor and Sea 289 Leasing Co. Limited, as Owner.*

4.10

Bareboat Charter and related Memorandum of Agreement each dated March 21, 2022 between Sea 290 Leasing Co. Limited, as Owner/Buyer and Theta Navigation Ltd, as Bareboat Charterer/Seller, relating to Hull 3212 (NISSOS NIKOURIA), as amended and restated by an Amendment and Restatement Deed dated January 26, 2024 among Sea 290 Leasing Co. Limited, as Owner, Theta Navigation Ltd, as Charterer and Okeanis Eco Tankers Corp., as Guarantor and Shareholder and Guarantee dated March 21, 2022 between Okeanis Eco Tankers Corp., as Guarantor and Sea 290 Leasing Co. Limited, as Owner.*

4.11

Facility Agreement dated 31 January 2024 among Omega One Marine Corp., as Borrower, Okeanis Eco Tankers Corp., as Guarantor, the Financial Institutions listed in Part B of Schedule 1, as Original Lenders and Kexim Asia Limited, as Mandated Lead Arranger, Facility Agent and Security Agent, in respect of the refinancing of m.t. “MILOS”.*

4.12

Credit Facility Agreement dated April 18, 2022 between Okeanis Eco Tankers Corp. and Okeanis Marine Holdings S.A (incorporated by reference to Exhibit 4.13 to the Registration Statement on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on November 2, 2023).

4.13

Shared Services Agreement dated November 1, 2023 between OET Chartering Inc. and Kyklades Maritime Corporation (incorporated by reference to Exhibit 4.15 to the Registration Statement on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on November 2, 2023).

4.14	Registration Rights Agreement dated December 6, 2023 among Okeanis Eco Tankers Corp., Glafki Marine Corp. and Hospitality Assets Corp.*
4.15	Form of ETS Services Agreement*
8.1	List of Subsidiaries*
11.1	Insider Trading Policy*

Exhibit
Number	Description

12.1	Certification of the Company’s Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Company’s Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
97.1	Policy for the Recovery of Erroneously Awarded Compensation*
101

The following financial information from Okeanis Eco Tanker Corp.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted as Inline eXtensible Business Reporting Language (iXBRL): (1) Consolidated Balance Sheets as of December 31, 2023 and 2022; (2) Consolidated Statements of Operations for the years ended December 31, 2023, 2022, and 2021; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2023, 2022, and 2021; (4) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2023, 2022, and 2021; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021; and (6) Notes to Consolidated Financial Statements.*

104	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)*
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Okeanis Eco Tankers Corp.

	By:	/s/ Iraklis Sbarounis
Name: Iraklis Sbarounis
Title: Chief Financial Officer
Date: April 30, 2024

OKEANIS ECO TANKERS CORP.

(Incorporated under the laws of the Republic of the Marshall Islands with registration number 96382)

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Okeanis Eco Tankers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Okeanis Eco Tankers Corp. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 30, 2024

We have served as the Company’s auditor since 2018.

Consolidated statements of profit or loss and other comprehensive income for the years ended

December 31, 2023, 2022 and 2021

(amounts expressed in U.S. Dollars)

	NOTES	2023	2022	2021
Revenue	21,24	413,096,606	270,972,421	168,998,225
Operating expenses
Commissions		(5,757,159)	(3,382,419)	(2,229,156)
Voyage expenses	11	(109,559,239)	(74,086,221)	(45,006,762)
Vessel operating expenses	10	(41,742,285)	(35,740,460)	(40,695,997)
Management fees - related party	14	(4,599,000)	(4,381,200)	(5,425,200)
Depreciation and amortization	7	(40,382,628)	(37,962,924)	(38,666,266)
General and administrative expenses	12	(9,933,373)	(5,296,523)	(5,094,940)
Impairment loss on classification of vessels as held for sale	7	—	—	(3,932,873)
Net gain on disposal of vessels	7	—	—	4,076,668
Operating profit		201,122,922	110,122,674	32,023,699
Other income / (expenses)
Interest income	22	4,104,564	721,528	3,470
Interest expense and other finance costs	22	(61,179,066)	(38,081,975)	(36,465,423)
Unrealized gain, net on derivatives	23	229,373	45,960	4,156,933
Realized gain/(loss), net on derivatives	23	300,262	11,436,481	(558,916)
Foreign exchange gain/(loss)		672,969	315,327	(62,662)
Total other income/(expenses)		(55,871,898)	(25,562,679)	(32,926,598)
Profit/(loss) for the year		145,251,024	84,559,995	(902,899)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurement of post-employment benefit obligations		(1,302)	(2,456)	(203)
Total comprehensive (loss)/income for the year		145,249,722	84,557,539	(903,102)
Attributable to the owners of the Group		145,249,722	84,557,539	(903,102)
Earnings/(loss) per share – basic & diluted	18	4.51	2.63	(0.03)
Weighted average no. of shares – basic & diluted		32,194,108	32,202,394	32,372,393

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position as of December 31, 2023 and 2022

(amounts expressed in U.S. Dollars)

	NOTES	2023	2022
ASSETS
Non-current assets
Vessels, net	7	988,068,180	1,024,296,035
Other fixed assets	7	87,252	132,223
Restricted cash		3,010,000	4,510,000
Total non-current assets		991,165,432	1,028,938,258
Current assets
Inventories	6	25,354,017	17,010,531
Trade and other receivables		57,336,089	49,630,484
Claims receivable	19	115,528	108,391
Prepaid expenses and other current assets		3,037,366	3,245,055
Current accounts due from related parties	14	—	449,629
Derivative financial instruments	23	229,373	209,238
Current portion of restricted cash		1,884,852	2,417,779
Cash & cash equivalents		49,992,391	81,345,877
Total current assets		137,949,616	154,416,984
TOTAL ASSETS		1,129,115,048	1,183,355,242
SHAREHOLDERS’ EQUITY & LIABILITIES
Shareholders’ equity
Share capital	15	32,890	32,890
Additional paid-in capital	15	121,064,014	280,424,849
Treasury shares	15	(4,583,929)	(4,583,929)
Other reserves		(29,908)	(28,606)
Retained earnings		291,649,081	146,398,057
Total shareholders’ equity		408,132,148	422,243,261
Non-current liabilities
Long-term borrowings, net of current portion (including payable to Sponsor of $8,561,987 as of December 31, 2022) (Note 13)	13	615,333,863	668,236,463
Retirement benefit obligations		32,692	23,937
Total non-current liabilities		615,366,555	668,260,400
Current liabilities
Trade payables		23,522,506	11,771,964
Accrued expenses	9	3,485,042	6,024,899
Deferred revenue		—	4,255,500
Current accounts due to related parties	14	659,974	—
Current portion of long-term borrowings (including payable to Sponsor of $34,233,375 and $25,671,388 as of December 31, 2023 and 2022) (Note 13)	13	77,948,823	70,799,218
Total current liabilities		105,616,345	92,851,581
TOTAL LIABILITIES		720,982,900	761,111,981
TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES		1,129,115,048	1,183,355,242

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021

(amounts, expressed in U.S. Dollars, except for number of shares)

				ADDITIONAL
				PAID IN
		NUMBER OF	SHARE	CAPITAL	TREASURY	OTHER	RETAINED
	Notes	SHARES	CAPITAL	(NOTE 15)	SHARES	RESERVES	EARNINGS	TOTAL
Balance – January 1, 2021		32,375,917	32,890	334,328,863	(3,068,260)	(25,947)	65,960,647	397,228,193
Acquisition of common stock	15	(59,236)	—	—	(503,530)	—	—	(503,530)
Loss for the year		—	—	—	—	—	(902,899)	(902,899)
Capital distribution ($1.06 per share)	15	—	—	(34,309,017)	—	—	—	(34,309,017)
Dividend paid ($0.10 per share)	15	—	—	—	—	—	(3,219,686)	(3,219,686)
Other comprehensive loss for the year		—	—	—	—	(203)	—	(203)
Balance - December 31, 2021		32,316,681	32,890	300,019,846	(3,571,790)	(26,150)	61,838,062	358,292,858
Acquisition of common stock	15	(122,573)	—	—	(1,012,139)	—	—	(1,012,139)
Profit for the year		—	—	—	—	—	84,559,995	84,559,995
Capital distribution ($0.60 per share)	15	—	—	(19,594,997)	—	—	—	(19,594,997)
Other comprehensive loss for the year		—	—	—	—	(2,456)	—	(2,456)
Balance – December 31, 2022		32,194,108	32,890	280,424,849	(4,583,929)	(28,606)	146,398,057	422,243,261
Profit for the year		—	—	—	—	—	145,251,024	145,251,024
Capital distribution ($4.95 per share)	15	—	—	(159,360,835)	—	—	—	(159,360,835)
Other comprehensive loss for the year		—	—	—	—	(1,302)	—	(1,302)
Balance – December 31, 2023		32,194,108	32,890	121,064,014	(4,583,929)	(29,908)	291,649,081	408,132,148

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021

(all amounts expressed in U.S. Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES	Notes	2023	2022	2021
Profit/(loss) for the year		145,251,024	84,559,995	(902,899)
Adjustments to reconcile profit/(loss) to net cash provided by operating activities:
Depreciation		40,382,628	37,962,924	38,666,266
Interest expense		58,680,985	35,077,293	27,082,841
Amortization of loan financing fees		1,994,191	1,693,117	4,233,322
Unrealized (loss)/gain, net on derivatives		(20,135)	2,941,529	(4,156,933)
Interest income		(4,104,564)	(721,528)	(3,470)
Other non-cash items		(43,323)	6,643	(44,084)
Net gain on disposal of vessels		—	—	(4,076,668)
Impairment loss		—	—	3,932,873
Foreign exchange differences		(712,765)	(339,622)	—
Total reconciliation adjustments		96,177,017	76,620,356	65,634,147
Changes in working capital:
Trade and other receivables		(5,853,175)	(42,241,830)	7,184,671
Prepaid expenses and other current assets		(824,682)	(1,235,237)	(173,406)
Inventories		(8,343,486)	(4,380,000)	(6,863,047)
Trade payables		10,958,162	(2,901,680)	(2,945,453)
Accrued expenses		(530,625)	871,637	469,704
Deferred revenue		(4,255,500)	4,255,500	(6,462,292)
Claims receivable		(7,137)	152,702	(106,645)
Collections from related parties		1,109,603	—	—
Total changes in working capital		(7,746,840)	(45,478,908)	(8,896,468)
Interest paid		(59,649,091)	(33,181,517)	(27,240,486)
Net cash provided by operating activities		174,032,110	82,519,926	28,594,294
CASH FLOWS FROM INVESTING ACTIVITIES
Current accounts due from related parties		—	620,472	5,993,518
Payments for other fixed assets		—	—	(20,000)
Proceeds from vessels’ disposal		—	—	300,938,574
Decrease in restricted cash		2,032,927	421,664	1,051,938
Payments for special survey and dry-docking costs		(3,306,052)	(1,536,579)	(1,921,472)
Payments for vessels and vessels under construction		—	(178,601,323)	(20,367,653)
Interest received		2,233,711	375,636	3,470
Net cash provided by/(used in) investing activities		960,586	(178,720,130)	285,678,375
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings		197,000,000	306,298,000	—
Repayments of long-term borrowings		(243,355,165)	(144,294,604)	(261,713,694)
Capital distribution		(159,360,835)	(19,594,997)	(34,309,017)
Current accounts due to related parties		—	(698,153)	318,350
Payment of long-term borrowing fees		(1,350,000)	(1,732,860)	—
Acquisition of common stock	15	—	(1,012,139)	(503,530)
Dividends paid		—	—	(3,219,686)
Net cash (used in)/provided by financing activities		(207,066,000)	138,965,247	(299,427,577)
Effects of exchange rate changes of cash held in foreign currency		719,818	397,680	—
Net change in cash and cash equivalents		(32,073,304)	42,765,043	14,845,092
Cash and cash equivalents at beginning of year		81,345,877	38,183,154	23,338,062
Cash and cash equivalents at end of year		49,992,391	81,345,877	38,183,154
Supplemental cash flow information
Capital expenditures included in trade payables		803,751	—	235,000

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated Financial Statements

1.	Incorporation and General Information

Okeanis Eco Tankers Corp. (“OET,” the “Company” or “Okeanis Eco Tankers” and together with its wholly owned subsidiaries, the “Group”) was incorporated on April 30, 2018 as a corporation under the laws of the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960. Glafki Marine Corp. (“Glafki”), owned by Messrs. Ioannis and Themistoklis Alafouzos, were the controlling shareholders of OET until June 2022. In June 2022, the voting interests of Mr. Themistoklis Alafouzos were transferred to Hospitality Assets Corp. (“Hospitality”) and as of June 2022, Glafki and Hospitality, each owned by Messrs. Ioannis and Themistoklis Alafouzos, respectively, collectively hold a controlling interest in OET.

Glafki and Hospitality currently own 34.2% and 20.6% of the Company’s outstanding common shares, respectively.

The Group, as of the date of this report, owns or bareboat charters-in under a finance lease fourteen vessels. The principal activity of its subsidiaries is to own, charter-out and operate tanker vessels in the international shipping market.

The consolidated financial statements comprise the financial statements of the Group.

The Alafouzos family currently holds a stake of 58.21% in the Company. The Company traded on the Euronext Growth Oslo (ex-Merkur Market) from July 3, 2018 until March 8, 2019, when it was then admitted for trading on the Euronext Expand (ex-Oslo Axess). On January 29, 2021, the Company transferred its listing from Euronext Expand to Oslo Børs.

On December 11, 2023, the Company’s common shares began primarily trading on the New York Stock Exchange (“NYSE”), simultaneously with their trading on the Oslo Børs, that is currently considered as the Company’s secondary listing.

As at December 31, 2023 the Group comprises the following companies:

Company name	Date of Acquisition of Interest by OET	Incorporated	Interest held by OET
Therassia Marine Corp.	28-Jun-18	Liberia	100%
Milos Marine Corp.	28-Jun-18	Liberia	100%
Ios Maritime Corp.	28-Jun-18	Liberia	100%
Omega One Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Two Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Three Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Four Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Five Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Six Marine Corp.	9-Oct-19	Marshall Islands	100%
Omega Seven Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Nine Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Ten Marine Corp.	9-Oct-19	Marshall Islands	100%
Omega Eleven Marine Corp.	28-Jun-18	Marshall Islands	100%
Nellmare Marine Ltd	28-Jun-18	Marshall Islands	100%
Anassa Navigation S.A.	28-Jun-18	Marshall Islands	100%
Arethusa Shipping Ltd.	28-Jun-18	Marshall Islands	100%
Moonsprite Shipping Corp.	28-Jun-18	Marshall Islands	100%
Theta Navigation Ltd	15-Jun-21	Marshall Islands	100%
Ark Marine S.A.	15-Jun-21	Marshall Islands	100%
OET Chartering Inc.	28-Jun-18	Marshall Islands	100%
Okeanis Eco Tankers Corp.	—	Marshall Islands	—

2.	Basis of Preparation and statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements are presented in United States Dollars ($) since this is the currency in which the majority of the Group’s transactions are denominated, thus the United States Dollar is the Group’s functional and presentation currency.

The consolidated financial statements have been prepared on the historical cost basis, except for derivatives measured at their fair value.

The consolidated financial statements have been prepared on a going concern basis as the directors have, at the time of approving the financial statements, reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future.

The Group’s annual consolidated financial statements were approved and authorized for issue by the Board of Directors on April 29, 2024.

3.	Basis of Consolidation

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Company gains control until the date it ceases to control the subsidiary.

Control is achieved when the Company:

●	has power over the investee;
●	is exposed, or has rights, to variable returns from its involvement with the investee; and
●	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

4.	Summary of Material Accounting Policies

Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Vessel revenue recognition

Revenues are generated from time charter and voyage charter agreements.

Under a voyage charter agreement, the vessel transports a specific agreed-upon cargo for a single voyage which may include multiple load and discharge ports. The consideration is determined on the basis of a freight rate per metric ton of cargo carried, or on a lump sum basis. The voyage charter agreement generally has a minimum amount of cargo. The charterer is liable for any short loading of cargo or “dead” freight. The voyage charter agreement generally has standard payment terms, where freight is paid within certain days after the completion of discharge. The voyage charter agreement generally has a “demurrage” or “despatch” clause. The considerations received under the demurrage and despatch clauses are considered variable consideration and are recognized at contract inception and the estimates of initial recognition are updated throughout the period of the voyage charter agreement.

The consideration received under the demurrage clause represents damages paid to the shipowner for exceeded laytime (i.e., the charterer exceeds the amount of time specified in the contract for loading or discharging the cargo from the vessel, or both). Conversely, the shipowner may be required to pay despatch fees to the charterer as incentive for loading or discharging cargo in less time (i.e., for reducing the time a vessel must spend in port loading or discharging cargo). The consideration received under the demurrage and despatch clauses are calculated based on the number of days the charterer exceeds/reduces the loading/discharging time multiplied by the daily rate which is based on specific terms of the voyage charter agreement.

Management makes a detailed assessment of demurrage and despatch amount expected to be received/ paid which is included in revenue only to the extent that it is highly probable that the amount will be collectible and not be subject to a significant reversal.

In a voyage charter agreement, the performance obligations begin to be satisfied once the vessel begins loading the cargo. The Group determined that its voyage charter agreements consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses, and as a result revenue is recognized on a straight-line basis over the voyage days.

The voyage charter agreements are considered service contracts which fall under the provisions of IFRS 15, because the Group as shipowner retains control over the operations of the vessel, such as directing the routes taken or the vessel’s speed.

Under a voyage charter agreement, the Group bears all voyage related costs such as fuel costs, port charges and canal tolls, as applicable. Voyage related costs which are incurred during the period prior to commencement of cargo loading are accounted for as contract fulfilment costs when they (a) relate directly to a contract or anticipated contract, (b) generate or enhance resources that will be used in satisfying a performance obligation and (c) they are expected to be recovered. These costs are deferred and recorded under current assets, and are amortized on a straight-line basis as the related performance obligation to which they relate is satisfied.

Under a time charter agreement, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is usually based on a daily hire rate. In addition, certain of our time charter arrangements may, from time to time, include profit-sharing clauses, arising from the sharing of earnings together with third parties and the allocation to the Group of such earnings based on a predefined methodology. Subject to any restrictions in the time charter agreement, the charterer has the full discretion over the ports visited, shipping routes and vessel speed. The time charter agreement generally provides typical warranties regarding the speed and performance of the vessel. The time charter agreement generally has some owner- protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carries only lawful or non-hazardous cargo. In a time charter agreement, the Group is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage-related costs such as bunker expenses, port charges and canal tolls during the hire period. The performance obligations in a time charter agreement are satisfied over the term of the agreement, beginning when the vessel is delivered to the charterer until it is redelivered back to the Group. The charterer generally pays the charter hire in advance of the upcoming period of the agreement. The time charter agreements are considered operating leases and are accounted for in accordance with IFRS 16. Time charter agreements do not fall under the scope of IFRS 15 Revenue from Contracts with Customers because (i) the vessel is an identifiable asset, (ii) the Group does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the agreement and derives the economic benefits from such use. Revenue from time charter agreements is recognized on a straight-line basis over the duration of the time charter agreement. In case of a time charter agreement with contractual changes in rates throughout the term of the agreement, any differences between the actual and the straight-line revenue in a reporting period is recognized as a straight-line asset or liability and reflected under current assets or current liabilities, respectively, in the consolidated statement of financial position.

Address commissions are discounts provided to charterers under time and voyage charter agreements. Brokerage commissions are commissions payable to third-party chartering brokers for commercial services rendered. Both address and brokerage commissions are recognized on a straight-line basis over the duration of the voyage or the time charter period, and are reflected under Revenue and Commissions, respectively, in the consolidated statements of profit or loss and other comprehensive income.

Deferred revenue represents revenue collected in advance of being earned. The portion of deferred revenue, which is recognized in the next twelve months from the consolidated statements of financial position date, is classified under current liabilities in the consolidated statements of financial position.

Vessel voyage expenses

Vessel voyage expenses mainly relate to voyage charter agreements and consist of port, canal and bunker costs that are unique to a particular voyage, and are recognized as incurred. Under time charter arrangements, voyage expenses are paid by charterers, except when off-hire.

Management believes that mobilization of a vessel from a previous port of discharge to a subsequent port of loading does not result in a separate benefit for charterers and that the activity is thus incapable of being distinct. This activity is considered to be a required set-up activity to fulfill the contract. Consequently, positioning and repositioning fees and associated expenses should be recognized over the period of the contract to match the recognition of the respective hire revenues realized, and not at a certain point in time following the adoption of IFRS 15 Revenue from Contracts with Customers. All other voyage expenses are expensed as incurred, with the exception of commissions, which are also recognized on a pro-rata basis over the duration of the period of the time and voyage charter. Bunkers’ consumption included in voyage expenses represents mainly bunkers consumed during vessels’ unemployment and offhire days.

Vessel operating expenses

Vessel operating expenses comprise all expenses relating to the operation of the vessel under time and voyage charter agreements, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses.

The majority of the Group’s operating expenses (such as crew costs, spares, stores, insurances, repairs, surveys, telecommunication and various other expenses) are paid from Kyklades Maritime Corporation (“KMC”).

Trade and other receivables

Trade receivables include estimated recoveries from hire and freight billings to charterers, net of any provision for doubtful accounts, as well as interest receivable from time deposits. At each statement of financial position date, the Group assesses its potential expected credit losses in accordance with IFRS 9. As of December 31, 2023 and 2022, the Group performed a respective exercise and concluded that the expected credit losses calculated were immaterial.

As of the date of this report, trade and other receivables’ fair value approximates their carrying amount.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Deferred financing costs

Fees incurred for obtaining new borrowings or refinancing existing facilities such as arrangement, structuring, legal and agency fees are deferred and classified against long-term borrowings in the consolidated statements of financial position. Any fees incurred for borrowing facilities not yet advanced, but it is considered certain that they will be drawn down, are deferred and classified under non-current assets in the consolidated statements of financial position. These fees are classified against long-term borrowings on the loan drawdown date.

Deferred financing costs are deferred and amortized over the term of the relevant borrowing using the effective interest method, with the amortization expense reflected under interest and finance costs in the consolidated statements of profit or loss and other comprehensive income. Any unamortized deferred financing costs related to borrowings which are either fully repaid before their scheduled maturities or related to borrowings extinguished are written-off in the consolidated statements of profit or loss and other comprehensive income.

Vessels and depreciation

Vessels are stated at cost, which comprises vessels’ contract price, major improvements, and direct delivery and acquisition expenses less accumulated depreciation and any impairment. Depreciation is calculated on a straight-line basis over the estimated useful life of the vessels, after considering their estimated residual value. Each vessel’s residual value is equal to the product of its lightweight tonnage and its estimated scrap rate. The scrap rate is estimated to be approximately $400 per ton of lightweight steel. The Group currently estimates the useful life of each vessel to be 25 years from the date of original construction.

Special survey and dry-docking costs

Special survey and dry-docking costs are capitalized as a separate component of vessel cost. These costs are capitalized when incurred and depreciated over the estimated period to the next scheduled special survey/dry-docking. The Group’s vessels are required to undergo special survey/dry-docking approximately every 5 years, until a vessel reaches 10 years of age, after which a vessel is required to be specially surveyed/dry-docked approximately every 2.5 years. If a special survey or dry-docking is performed prior to the scheduled date, any remaining balances are written-off and reflected in depreciation in the statements of profit or loss and other comprehensive income.

Impairment of vessels, vessels under construction and right-of-use assets

The Group assesses at each reporting date whether there are any indications that the carrying amounts of the vessels, vessels under construction and right-of-use assets may not be recoverable. If such an indication exists, and where the carrying amount exceeds the estimated recoverable amount, the vessels, vessels under construction and right-of-use assets, are written down to their recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. The fair value less costs to sell is the amount obtainable from the sale of a vessel in an arm’s length transaction, less any associated costs of disposal. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessels.

Advances for vessels under construction

Advances for vessels under construction comprise the cumulative amount of instalments paid to shipyards for vessels under construction, other pre-delivery expenses directly related to the construction of the vessel and capitalized interest at the statements of financial position date. On delivery of a vessel, the balance is transferred to vessels, net, in the consolidated statements of financial position.

Vessels held for sale and discontinued operations

Vessels are classified as current assets in the statements of financial position when their carrying amount will be recovered through a sale transaction rather than continuing use. A vessel is classified as held for sale when it is available for immediate sale in its present condition and the sale is highly probable.

A highly probable sale implies that, management is committed to a plan to sell the vessel and the plan has been initiated and, further, that the Company is actively seeking to locate a buyer. The vessel must be actively marketed for sale at a reasonable price and the sale is expected to be completed within one year from the date of classification as held for sale.

Vessels classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

A discontinued operation is a component of the Company’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal. When an operation is classified as a discontinued operation, the comparative statements of profit or loss and other comprehensive income is presented as if the operation had been discontinued from the start of the comparative period.

Foreign currency translations

The functional currency of the Company and its subsidiaries is the U.S. dollar because the vessels operate in international shipping markets, which primarily transact business in U.S. dollars. Transactions denominated in foreign currencies are converted into U.S. dollars and are recorded at the exchange rate in effect at the date of the transactions. For the purposes of presenting these consolidated financial statements, monetary assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the rate of exchange prevailing at the consolidated statement of financial position date. Any resulting foreign exchange differences are reflected under foreign exchange gain/(loss) in the consolidated statement of profit or loss and other comprehensive income. The Company presents its consolidated financial statements in U.S. dollars.

Interest-bearing borrowings

Borrowings are initially recognized at fair value, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost using the effective interest method and classified as current and non-current based on their repayment profile. The Company derecognizes a borrowing when it is repaid or refinanced (in case of the latter, when its terms are modified and the cash flows of the modified borrowing liability are substantially different, the new liability is being recognised based on the modified terms and is recognized at fair value).

Cash and cash equivalents

The Group considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents. For the purposes of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Restricted cash

Restricted cash represents pledged cash deposits or minimum liquidity to be maintained with certain banks under the Group’s borrowing arrangements. In the event that the borrowing relating to such deposits is expected to be terminated within the next twelve months from the statements of financial position date, they are classified under current assets otherwise they are classified as non-current assets on the statements of financial position. The Group classifies restricted cash separately from cash and cash equivalents in the consolidated statements of financial position. Restricted cash does not include general minimum liquidity requirement.

Segment Information

The Group evaluates its vessels’ operations and financial results, principally by assessing their revenue generation, and not by the type of vessel, employment, customer or type of charter. Among others, Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”), Operating expenses (“Opex”) and Gross profit (or otherwise referred to as “Time Charter Equivalent”), are used as key performance indicators. The CEO, who is the chief operating decision maker, reviews these performance metrics of the fleet in aggregate, and thus, the Group has determined that it operates under one reportable segment, that of operating tanker vessels transporting crude oil. Furthermore, due to the international nature of oil transportation, the vessels’ employability is on a worldwide scale, subject to restrictions as per the charter agreement, and, as a result, we disclose the revenue generated per country, based on the Company’s customers’ headquarters.

Inventories

Inventories consist of bunkers, lubricating oils, urea and other items including stock provisions remaining on board and are owned by the Group at the end of each reporting period. Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. For an analysis of inventories as of December 31, 2023 and 2022, refer to Note 6.

Cash flow statement policy

The Group uses the indirect method to report cash flows from operating activities.

Earnings/(Loss) per share

Basic earnings/(loss) per share is calculated by dividing income/(loss) attributable to common stock holders by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by adjusting income/(loss) attributable to common stock holders and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to reduce a loss per share or increase earnings per share. The Group applies the if-converted method when determining diluted earnings per share.

This requires the assumption that all securities or contracts to issue common shares have been exercised or converted into common shares at the beginning of the period or, if not in existence at the beginning of the period, the date of the issue of the financial instrument or the granting of the rights by which they are granted. Under this method, once potential common shares are converted into common shares during the period, the dividends, interest and other expense associated with those securities or contracts to issue common shares will no longer be incurred. The effect of conversion, therefore, is to increase income attributable to common shareholders as well as the number of shares issued. Conversion will not be assumed for purposes of computing diluted earnings per share if the effect would be anti-dilutive. Common shares held in treasury are not deemed outstanding.

Employee compensation — personnel

Employee compensation is recognized as an expense, unless the cost qualifies to be capitalized as an asset. Defined contribution plans are post-employment benefit plan under which the Group pays fixed contributions into separate entities on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The Group’s contributions are recognized as employee compensation expenses when they are due.

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability of annual leave as a result of services rendered by employees up to the consolidated statements of financial position date.

Termination benefits are those benefits which are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the statement of financial position date are discounted to present value.

Pension and retirement benefit obligations — crew

Crew on board is employed under short-term contracts (usually up to nine months) and, accordingly, the Group is not liable for any pension or other retirement benefits.

Taxation

A non-U.S. corporation such as the Company and its subsidiaries generally is subject to a 2% U.S. federal income tax (the “freight tax”) in respect of gross shipping income earned from voyages to or from the U.S. However, a corporation that qualifies for the benefits of Section 883 of the U.S. Internal Revenue Code (which depends, in part, on the ownership of the corporation) is exempt from this tax. The Group intends to take the position that it qualified for the Section 883 exemption in 2023, and therefore, that the freight tax should not be owed for such year. However, the freight tax could be owed in future years due to a change in circumstances.

All companies comprising the Group are not subject to any other tax on international shipping income since their countries of incorporation do not impose such taxes. The Group’s vessels are subject to registration and tonnage taxes, which are included under vessel operating expenses in the consolidated statements of profit or loss and other comprehensive income.

Equity

The Company has one class of common stock. All the shares rank in parity with one another. Each share carries the right to one vote in a meeting of the shareholders and all shares are otherwise equal in all respects.

The Company’s registered share capital is represented by 32,194,108 shares outstanding, par value $0.001 per share. In addition, as of the date of this report the OET holds 695,892 common shares in treasury (which are not deemed outstanding) amounting to $4,583,929, measured at cost.

Dividends and capital distributions to shareholders are recognized in shareholder’s equity in the period when they are authorized. Share buybacks are recognized when they occur.

Treasury shares

Common share repurchases are recorded at cost based on the settlement date of the transaction. These shares are classified as treasury shares, which is a reduction to shareholders’ equity. Treasury shares are included in authorized and issued shares but excluded from outstanding shares.

Provisions and contingencies

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation and a reliable estimate of the amount of the obligation can be made.

Provisions are reviewed at each consolidated statement of financial position date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the consolidated financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

Fair value of financial assets and liabilities

The definitions of the levels, provided by IFRS 13 Fair Value Measurement, are based on the degree to which the fair value is observable.

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Cash and cash equivalents and restricted cash are considered Level 1 financial instruments. Variable rate long-term borrowings, interest rate swaps and forward agreements are considered Level 2 financial instruments. There are no financial instruments in Level 3, nor any transfers between fair value hierarchy levels during the periods presented.

The carrying amounts reflected in the consolidated statements of financial position for cash and cash equivalents, restricted cash, trade and other receivables, claims receivable, current accounts due from/ (due to) related parties and other current liabilities, approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair value of variable rate long-term borrowings approximates their recorded value, due to their variable interest being the U.S. dollar SOFR (that substituted LIBOR from July 1, 2023 onwards) and due to the fact that financing institutions have the ability to pass on their funding cost to the Group under certain circumstances, which reflects their current assessed risk. The terms of the Group’s long-term borrowings are similar to those that could be procured as of December 31, 2022. SOFR rates are observable at commonly quoted intervals for the full term of the loans and hence variable rate long-term borrowings are considered Level 2 financial instruments.

Sale and leaseback transactions

If a vessel is sold and subsequently leased back by the Group, pursuant to a memorandum of agreement (MoA) and a bareboat charter agreement, the Group determines when a performance obligation is satisfied in IFRS 15, to determine whether the transfer of a vessel is accounted for as a sale. If the transfer of a vessel satisfies the requirements of IFRS 15 to be accounted for as a sale, the Group measures the right-of- use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained and recognizes only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the transfer of a vessel does not satisfy the requirements of IFRS 15 to be accounted for as a sale, the Group continues to recognize the transferred vessel and shall recognize a financial liability equal to the transfer proceeds. All of the Group lease financing agreements as of December 31, 2023 and 2022 were of this type. Please refer to Note 13 for the description of the nature of these sale and leaseback arrangements, general terms, covenants included, any variable payments, if any, as well as the purchase options and/or obligations they provide for.

Leases

The Group as a Lessee

The Group is a lessee, pursuant to contracts for the lease of office space and a company car.

The Group assesses whether a contract is, or contains a lease, at inception of the contract applying the provisions of IFRS 16, and recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for instances where the Group makes use of the available practical expedients included in IFRS 16. These expedients relate to short-term leases (defined as leases with a lease term of twelve months or less) or leases of low value assets. For these leases, the Group continues to recognize the lease payments as an operating expense on a straight-line basis over the term of the lease, unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The Group as a lessor

The Group enters into lease agreements as a lessor with respect to chartering out its vessels.

Leases for which the Group is a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases. Lease classification is made at the inception date and is reassessed only if there is a lease modification. Changes in estimates (for example, changes in estimates of the economic life or of the residual value of the underlying asset), or changes in circumstances (for example, default by the lessee), do not give rise to a new classification of a lease.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the asset and recognized on a straight-line basis over the lease term. Amounts due from leases under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

When a lease agreement includes lease and non-lease components, the Group applies IFRS 15 to allocate the consideration under the agreement to each component.

The Group has determined that the lease component is the lease of a vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component, and on the aggregate stand-alone price of the non- lease components.

These components are accounted for as follows:

●	All fixed lease revenue earned under these lease agreements is recognized on a straight-line basis over the term of the lease under IFRS 16.
●	The non-lease component is accounted for as services revenue under IFRS 15. This revenue is recognized “over time” as the customer (i.e., the charterer) is simultaneously receiving and consuming the benefits of the service.

Derivative financial instruments — interest rate swaps

The Group uses, from time-to time, interest rate swaps to economically hedge its exposure to interest rate risk arising from its variable rate borrowings. Interest rate swaps are initially recognized at fair value on the consolidated statements of financial position on the date the derivative contracts are entered into and are subsequently remeasured to their fair value at each reporting date. The fair value of these derivative financial instruments is based on a discounted cash flow calculation. The resulting changes in fair value are recognized in the consolidated statements of profit or loss and other comprehensive income unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of profit or loss and other comprehensive income depends on the nature of the hedge relationship. Derivatives are presented as current or non-current assets when their valuation is favourable to the Group and as current or non-current liabilities when unfavourable to the Group. Cash outflows and inflows resulting from derivative contracts are presented as cash flows from operations in the consolidated statements of cash flows. The Company has selected not to apply hedge accounting and records the effect from its interest rate swaps movement in its consolidated statement of profit or loss.

Derivative financial instruments — Forward Freight Agreements (FFAs)

The Group enters into FFAs to economically hedge its trading exposure in the spot market. FFAs are derivative financial instruments initially recognized at fair value on the consolidated statements of financial position on the date the FFAs are entered into and are subsequently remeasured to their fair value at each reporting date. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. The resulting changes in fair value are recognized in the consolidated statements of profit or loss and other comprehensive income unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of profit or loss and other comprehensive income depends on the nature of the hedge relationship. FFA derivatives are presented as current or non-current assets when their valuation is favourable to the Group and as current or non- current liabilities when unfavourable to the Group. Classification as current or non-current is determined based on the FFA’s maturities. Cash outflows and inflows resulting from the FFAs are presented as cash flows from operations in the consolidated statements of cash flows. FFA derivatives are considered to be Level 2 items in accordance with the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. FFAs do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under Unrealized/realized gain/(loss) on derivatives in the consolidated statements of profit or loss and other comprehensive income.

Derivative financial instruments — Foreign Exchange Swaps (FXSs)

The Group enters into foreign exchange forward swaps (“FXSs”) to economically hedge its exposure to floating foreign exchange rates arising from the Group’s exposure to Euro versus USD fluctuations. FXSs are initially recognized at fair value on the consolidated statement of financial position on the date the derivative contracts are entered into and are subsequently re-measured to their fair value at each reporting date. The fair value of these derivative financial instruments is based on a discounted cash flow calculation. The resulting changes in fair value are recognized in the consolidated statements of profit or loss and other comprehensive income. FXSs are presented as assets when their valuation is favorable to the Group and as liabilities when unfavorable to the Group. Cash outflows and inflows resulting from FXSs derivative contracts are presented as cash flows from operations in the consolidated statement of cash flows. Foreign exchange forward swap agreements are considered Level 2 financial instruments.

Interest income and finance cost

Interest income comprise interest receivable from available bank balances and short-term deposits. Financing costs comprise interest payable on borrowings, various banks charges and bank related fees. Interest income and finance costs are recognized in the consolidated statements of profit or loss and other comprehensive income, using the effective interest rate method, as they accrue.

Adoption of new and revised IFRS

Standards and interpretations effective in the current year

The following standards and amendments relevant to the Group were effective in the current year:

In February 2021, the IASB amended IAS 1 Presentation of Financial Statements, IFRS Practice Statement 2 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to improve accounting policy disclosures and to help the users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023. These amendments did not have a material impact on the Group’s financial statements.

All other IFRS standards and amendments that became effective in the current year were not relevant to the Group or were not material with respect to the Group’s financial statements.

Standards and amendments in issue not yet effective

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2024, and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Group’s financial statements.

In September 2022, the IASB issued “Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)”. The amendments require a seller-lessee to measure the lease liability arising from a leaseback in a way that it does not result in recognition of a gain or loss that relates to the right of use it retains, after the commencement date. The amendments will be effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted. Management anticipates that these amendments will not have a material impact on the Group’s financial statements.

In October 2022, the IASB has published “Non-current liabilities with covenants (Amendments to IAS 1)” to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments will be effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted. Management anticipates that this amendment will not have a material impact on the Group’s financial statements.

In June 2023, the International Sustainability Standards Board (“ISSB”) issued IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 Climate-related Disclosures. The objective of IFRS S1 and IFRS S2 is to require an entity to disclose information about its sustainability-related risks and opportunities and climate-related risks and opportunities, respectively, that is useful to users of general-purpose financial reports in making decisions relating to providing resources to the entity. IFRS S1 is effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted as long as IFRS S2 is also applied. IFRS S2 is effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted as long as IFRS S1 is also applied. Management anticipates that these standards will have a disclosure impact on the Group’s financial statements.

There are no other IFRS standards and amendments issued by but not yet effective that are expected to have a material effect on the Group’s financial statements.

5.	Critical Accounting Judgments and Key Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the stated amounts of revenues and expenses during the reporting period. Management evaluates whether estimates should be in use on an ongoing basis by utilizing historical experience, consultancy with experts, and other methods it considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the future.

The key sources of estimation uncertainty are as follows:

Classification of lease contracts

The classification of the leaseback element of a sale and leaseback transaction as either an operating or a finance leaseback requires judgment. The Group follows a formalized process to determine whether a sale of the vessel has taken place, in accordance with the criteria established in IFRS 15. In this determination, an assessment of the nature of any repurchase options is made. The outcome of the transaction (at option exercise dates in particular) may differ from the original assessment made at inception of the lease contract.

Vessel lives and residual values

The carrying value of the vessels represents their original cost at the time of purchase, less accumulated depreciation and any impairment. Vessels are depreciated to their residual values on a straight-line basis over their estimated useful lives. The estimated useful life of 25 years is management’s best estimate, that remains unchanged compared to prior year. The residual value is estimated as the lightweight tonnage of the vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated using the current scrap prices, assuming a vessel is already of age, and its condition is as expected at the end of its useful life at the statement of financial position date. The scrap rate is estimated to be approximately $400 per ton of lightweight steel.

An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge. A decrease in the useful life of a vessel or in its scrap value would have the effect of increasing the annual depreciation charge.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessel may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

Impairment of vessels

We evaluate the carrying amounts of our vessels to determine whether there is any indication that they have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, their recoverable amounts are estimated in order to determine the extent of the impairment loss, if any.

Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.

Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider both internal and external indicators of potential impairment, in accordance with IAS 36. Indicators of possible impairment may include, but are not limited to, comparing the carrying amount of net assets to market capitalization, changes in interest rates, changes in the technological, market, economic, or legal environments in which we operate, changes in forecasted charter rates, and movements in external broker valuations. We also assess whether any evidence suggests the obsolescence or physical damage of our assets, whether we have any plans to dispose of an asset before the end.

In assessing value-in- use, the estimated future cash flows are discounted to their present value, using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to the vessel is complex and requires management to make various estimates, including future vessel earnings, operating expenses, dry-docking costs, management fees, commissions, and discount rates. The key assumption, to which the outcome of the impairment assessment is most sensitive, is the estimate of long-term charter rates for non-contracted revenue days. Each vessel’s future cash flows from revenue are estimated, based on a combination of the current contracted charter rates until their expiration and thereafter, until the end of the vessel’s useful life, the estimated daily hire rate for the first 5 years (from 2022 to 2026) is based on the prevailing spot and time charter market as of date of this report for year 1 and then linearly moving to the newbuilding parity curve in year 5, while being onwards estimated using the simple historical average rate. This change in estimate was effectuated from the fourth quarter of 2021. As part of the process of assessing the fair value less cost to sell for a vessel, the Group obtains valuations from independent ship brokers on a quarterly basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessel to the higher of the fair value less cost to sell and the value-in-use.

As of December 31, 2023 and 2022, the carrying amount of the vessels owned by the Group was lower than their respective fair values, as estimated by management with consideration to independent brokers’ valuations. As a result, there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its vessels.

Deferred dry-docking costs

The Group recognizes dry-docking costs as a separate component from the vessels’ carrying amounts and depreciates them on a straight-line basis over the estimated period until the next dry-docking of the vessels. If a vessel is disposed of before the next scheduled dry-docking, the remaining balance is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. Vessels are estimated to undergo dry-docking every 5 years after their initial delivery from the shipyard, until a vessel reaches 10 years of age, and thereafter every 2.5 years to undergo special or intermediate surveys, for major repairs and maintenance that cannot be performed while in operation. However, this estimate might be revised in the future. Management estimates costs capitalized as part of the dry-docking component as costs to be incurred during the first dry-docking at the dry-dock yard for a special survey and parts and supplies used in making such repairs that meet the recognition criteria, based on historical experience with similar types of vessels.

Climate and environmental risk factors

The Group might incur increased operating and maintenance costs to maintain the operational performance and superiority of its vessels. In fact, these cost factors are taken into consideration when an indication of impairment arises, and included in the Group’s discounted cash flows calculations. Management adjusts its cash flows, accordingly with the following:

●	an increase in its operating costs both for inflation, as well as extra operating costs associated with the vessels operating effectiveness;
●	an increase associated with the vessels’ special surveys and future Dry-dock costs; and
●	an adjustment of its weighted average cost of capital calculation.

Management has concluded that its vessels’ carrying values, as well as their useful lives, have not been impaired.

6.	Inventories

Inventories are analyzed as follows:

As of December 31,	2023	2022
Bunkers	21,986,056	13,914,723
Lubricants	2,979,904	2,740,559
Provisions	351,307	355,249
Urea	36,750	—
Total	25,354,017	17,010,531

Inventories’ carrying values approximate their fair values as at the reporting date.

7.	Vessels, Net

Vessels, net are analyzed as follows:

	Vessels’ cost	Dry-docking and special survey costs	Total
Cost
Balance – January 1, 2022	943,569,428	11,337,851	954,907,279
Transfers from Vessels under construction	194,652,377	2,000,000	196,652,377
Additions	—	367,669	367,669
Balance - December 31, 2022	1,138,221,805	13,705,520	1,151,927,325
Fully amortized Dry-Dock component	—	(1,600,000)	(1,600,000)
Additions	—	4,109,803	4,109,803
Balance – December 31, 2023	1,138,221,805	16,215,323	1,154,437,128
Accumulated Depreciation
Balance – January 1, 2022	(85,311,684)	(4,387,215)	(89,698,899)
Depreciation charge for the year	(35,353,891)	(2,578,500)	(37,932,391)
Balance - December 31, 2022	(120,665,575)	(6,965,715)	(127,631,290)
Fully amortized Dry-Dock component	—	1,600,000	1,600,000
Depreciation charge for the year	(37,517,768)	(2,819,890)	(40,337,658)
Balance – December 31, 2023	(158,183,343)	(8,185,605)	(166,368,948)
Net Book Value – December 31, 2022	1,017,556,230	6,739,805	1,024,296,035
Net Book Value – December 31, 2023	980,038,462	8,029,718	988,068,180

During the year ended December 31, 2022, the Company took delivery of the newbuilding VLCC vessels, Nissos Kea and Nissos Nikouria, for a total cost of $196.7 million.

In the year ended December 31, 2023, the Group drydocked its Suezmax vessels, Kimolos and Folegandros, for their primary five-year scheduled special survey. The dry-dock cost amounted to approximately $1.9 and $2.0 million for Kimolos and Folegandros, respectively.

Depreciation for the years ended December 31, 2023, 2022, and 2021, amounted to $40,337,658, $37,932,391, and $38,666,266, respectively.

The Group has pledged its vessels to secure the borrowing facilities (see Note 13).

Other Fixed Assets

As of December 31,	2023	2022
Right-of-Use assets	26,233	71,204
Other fixed assets	61,019	61,019
Total	87,252	132,223

The Group has recognized Right-of-Use assets, pursuant to contracts for the lease of office space and a company car. For the year ended December 31, 2023 and 2022, the Group recorded an amount of $44,970 and $30,533, respectively as depreciation expense with regards to Right-of-Use assets recognized.

8.	Vessels Under Construction

Vessels under construction are analyzed as follows:

Balance – January 1, 2022	18,193,257
Additions during the period	178,459,120
Transfers during the period to vessels, net	(196,652,377)
Balance – December 31, 2022	—

Additions for 2022, as well as the opening balance from 2021, relate to Nissos Kea and Nissos Nikouria, with hull numbers 3211 and 3212, which were named Nissos Kea and Nissos Nikouria upon their respective deliveries. The subsidiaries that own these vessels are wholly owned by OET.

9.	Accrued Expenses

Accrued expenses are analyzed as follows:

As of December 31,	2023	2022	2021
Accrued payroll related taxes	25,581	15,645	15,842
Accrued voyage expenses	456,344	1,021,539	30,406
Accrued loan interest	1,780,885	3,781,363	1,254,301
Accrued social insurance contributions	164,406	91,573	94,530
Accrued operating expenses	1,001,994	1,036,952	826,166
Other accrued expenses	55,832	77,827	402,500
Total	3,485,042	6,024,899	2,623,745

10.	Vessel Operating Expenses

Vessel operating expenses are analyzed as follows:

For the year ended December 31,	2023	2022	2021
Crew costs	25,824,142	23,283,420	27,617,203
Insurances	3,273,552	3,084,189	3,332,394
Stores	1,874,962	1,566,555	1,206,306
Spares	2,556,623	1,382,223	1,450,609
Repairs and surveys	2,188,650	1,826,758	2,153,673
Flag expenses	643,661	531,871	417,241
Lubricants	3,250,710	2,466,943	2,282,815
Telecommunication expenses	450,040	195,605	280,936
Miscellaneous expenses	1,679,945	1,402,896	1,954,820
Total	41,742,285	35,740,460	40,695,997

11.	Voyage Expenses

Voyage expenses are analyzed as follows:

For the year ended December 31,	2023	2022	2021
Port expenses	30,385,334	17,962,872	13,678,442
Bunkers	76,215,708	55,671,538	31,070,105
Other voyage expenses	2,958,197	451,811	258,215
Total	109,559,239	74,086,221	45,006,762

12.	General and Administrative expenses

General and administrative expenses are analyzed as follows:

For the year ended December 31,	2023	2022	2021
Employee costs	5,816,591	3,998,981	3,896,025
Directors’ fees and expenses	906,598	850,942	875,506
Professional fees	2,032,332	287,355	262,332
Other expenses	1,177,852	159,245	61,077
Total	9,933,373	5,296,523	5,094,940

Audit fees, included in professional fees, for the years ended December 31, 2023, 2022, and 2021 amounted to $663,094, $182,540 and $204,490, respectively. The increased expenditure for the year ended December 31, 2023 concerns fees incurred in relation to the Company’s listing on the New York Stock Exchange.

Insurance cover, for certain directors and executives of the Group, in respect to their potential liability towards the Group and third parties for the years ended December 31, 2023, 2022 and 2021, amounted to $387,864, $164,200, and $200,000, respectively.

13.	Long-Term Borrowings

The Companies have entered into borrowing agreements which are analyzed as follows:

Loan Facility	Vessel	Outstanding Loan Balance as of December 31,2023	Unamortized Deferred Financing Fees	Outstanding Net of Loan Financing Fees	Interest Rate (SOFR(S)**+Margin)
$56.0 Million Sale and Leaseback Agreement	Milos	35,016,494	244,178	34,772,316	S+5.84%
$54.0 Million Sale and Leaseback Agreement	Poliegos	32,255,273	230,740	32,024,533	S+7.01%
$113.0 Million Secured Term Loan Facility	Kimolos	32,100,000	178,654	31,921,346	S+1.90%
	Folegandros	32,100,000	178,654	31,921,346	S+1.90%
	Nissos Keros	44,400,000	247,113	44,152,887	S+1.90%
$84.0 Million Secured Term Loan facility	Nissos Sikinos	41,212,500	317,556	40,894,944	S+1.85%
	Nissos Sifnos	41,212,500	319,363	40,893,137	S+1.85%
$167.5 Million Sale and Leaseback Agreements	Nissos Rhenia	55,383,053	994,469	54,388,584	S+5.21%
	Nissos Despotiko	55,725,044	1,009,605	54,715,439	S+5.21%
$125.7 Million Secured Term Loan Facility	Nissos Donoussa	58,335,000	374,932	57,960,068	S+2.50%
	Nissos Kythnos	58,335,000	374,932	57,960,068	S+2.50%
$58.0 Million Secured Term Loan Facility	Nissos Anafi	44,500,000	231,108	44,268,892	S+2.09%
$194.0 Million Sale and Leaseback Agreements and $35.1 Million Unsecured Term Loan with Okeanis Marine Holdings S.A.	Nissos Kea	83,053,750	263,396	82,790,354	S+2.66	%(*)
	Nissos Nikouria	84,857,750	272,716	84,585,034	S+2.67	%(*)
	Total	698,486,364	5,237,416	693,248,948	S+3.15%
	Other Finance-lease liabilities			33,738
	Total			693,282,686
*	Weighted average between primary lender margin & Sponsor borrowing fixed rate.
**	Post the transition from LIBOR to SOFR as the base rate, certain financings include an applicable Credit Adjustment Spread (“CAS”) on top of the SOFR base rate

Transition from LIBOR to SOFR

While our loan arrangements previously used LIBOR, including during the fiscal years ended December 31, 2023 and December 31, 2022, in 2023 the Company amended those loan agreements to transition from LIBOR to SOFR. As a result, from July 1, 2023, none of our financing arrangements currently utilizes LIBOR, and those that have a reference rate use SOFR, in line with current market practice.

Description of Group borrowing and other financing arrangements

$44.0 Million Secured Credit Term Loan Facility

On July 8, 2020, we, through one of our vessel-owning subsidiaries, Omega Three Marine Corp., entered into a $44.0 million secured credit facility with ABN AMRO Bank N.V. to refinance then-existing indebtedness on our vessel, Kimolos. The facility bore interest at LIBOR plus a margin of 2.50% per annum and had a final maturity date of July 9, 2026. We drew down $42.2 million of this facility. The facility was repayable in 24 equal quarterly installments of $695,000, with a balloon payment of $25,488,750 due upon maturity. This facility was secured by, among other things, a first priority mortgage on Kimolos and was guaranteed by us. This loan was prepaid in June 2023.

$40.0 Million Secured Term Loan Facility

On July 7, 2020, we, through one of our vessel-owning subsidiaries, Omega Four Marine Corp., entered into a $40.0 million secured term loan facility with BNP Paribas to refinance then-existing indebtedness on our vessel, Folegandros. The facility bore interest at LIBOR plus a margin of 2.60% per annum and had a final maturity date of July 9, 2026. This loan was prepaid in June 2023.

$103.2 Million Secured Term Loan Facility

On September 9, 2020, we, through two of our vessel-owning subsidiaries, Omega Six Marine Corp. and Omega Ten Marine Corp., entered into an approximately $103.2 million secured term loan facility with KEXIM Bank (UK) Limited to finance our acquisition of vessels Nissos Sikinos and Nissos Sifnos, which we amended and restated on July 6, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to the term SOFR reference rate administered by CME Group Benchmark Administration Limited (“Term SOFR”), subject to (i) a mandatory switch mechanism to the daily non-cumulative compounded SOFR (“Compounded SOFR”) and (ii) the borrowers’ option to switch the interest rate to Compounded SOFR. The facility was comprised of a KEXIM facility of up to $61,924,800 and a commercial facility of up to $41,283,200. Each of the two tranches of the KEXIM facility bore interest at Term SOFR (previously LIBOR) plus a margin of 1.80% per annum and a CAS of 0.26161% per annum relating to the transition from LIBOR, was repayable in 48 equal consecutive quarterly installments of $645,050, and had a final maturity date of September 11 and September 23, 2032 (each tranche respectively). This loan was prepaid in September 2023.

$125.7 Million Secured Term Loan Facility

In May 23, 2022, we, through two of our vessel-owning subsidiaries, Anassa Navigation S.A. and Nellmare Marine Ltd., entered into an approximately $125.7 million secured term loan facility with the National Bank of Greece to refinance the then-existing indebtedness on our vessels, Nissos Kythnos and Nissos Donoussa, which agreement we amended on June 29, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to Term SOFR, subject to the borrowers’ option to switch the interest rate to the cumulative compounded SOFR. The facility has a final maturity date of May 25, 2029 and bears interest at SOFR (previously LIBOR) plus a margin of 2.50% per annum. The margin may be increased following discussions between the lender and the borrowers if it is determined that, pursuant to the sustainability certificate provided by ourselves to the lender annually, (1) the weighted average of the efficiency ratio of all fleet vessels (using the parameters of fuel consumption, distance travelled and deadweight at maximum summer draught, reported in unit grams of CO2 per ton per mile) for that calendar year, as certified by an approved classification society, is equal to or above the target set for the relevant year and (2) the weighted average percentage of the total waste incinerated on board for all fleet vessels in that calendar year (calculated in line with Class Approved Plans & Record Books, MARPOL Annex I — “Oil Record Book” (endorsed by Flag Administration) & “Fuel Management Plan” (approved by class) and MARPOL Annex V — “Garbage Record Book” & “Garbage Management Plan” (approved by class)) is equal to or above the target set for the relevant year. The amount of any increase in the margin will be based on discussions between the lender and the borrowers. Other than as set out above, there will be no other assessment of the information contained in any sustainability certificate and the sustainability certificates themselves will not be made publicly available unless we deem them to be material. Each of the two tranches of the facility is repayable in 28 quarterly installments, the first 8 of which are $750,000 and the next 20 of which are $850,000, with a balloon payment of $39,835,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Nissos Kythnos and Nissos Donoussa and is guaranteed by us.

$58.2 Million Secured Term Loan Facility

On January 24, 2019, we, through one of our vessel-owning subsidiaries, Arethusa Shipping Corp., entered into an approximately $58.2 million secured term loan facility with BNP Paribas to finance our acquisition of vessel Nissos Keros. The facility bore interest at LIBOR plus a margin of 2.25% per annum and had a final maturity date of October 16, 2025. The facility was repayable in 24 equal quarterly installments of $808,000, with a balloon payment of $38,783,000 due upon maturity. This facility was secured by, among other things, a first priority mortgage on Nissos Keros and is guaranteed by us. This loan was prepaid in June 2023.

$58.0 Million Secured Term Loan Facility

On February 27, 2019, we, through one of our vessel-owning subsidiaries, Moonsprite Shipping Corp., entered into a $58.0 million secured term loan facility with Crédit Agricole Corporate and Investment Bank (“CACIB”) and the Export-Import Bank of Korea (“KEXIM”) to finance our acquisition of Nissos Anafi, which agreement we amended and restated on November 11, 2020 in order to include a hedging mechanism and further amended and restated again on June 16, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to Term SOFR. The facility consisted of a commercial facility by CACIB in the amount of $38 million and a KEXIM facility loan in the amount of $20 million. The commercial facility bore interest at Term SOFR (previously LIBOR) plus a margin of 2.25% per annum and the applicable CAS relating to the transition from LIBOR depending on the applicable interest period (namely, 0.26161% per annum for interest periods exceeding month and up to three months, 0.42826% per annum for interest periods exceeding three months and up to six months, or 0.71513% per annum for interest periods exceeding six months and up to twelve months), was repayable in 32 equal quarterly installments of $275,000, with a balloon payment of $29,200,000 due upon maturity and had a final maturity date of January 3, 2028. The KEXIM facility loan bore interest at Term SOFR (previously LIBOR) plus a margin of 1.80% per annum and a CAS of 0.26161% per annum relating to the transition from LIBOR, was repayable in 32 equal quarterly installments of $625,000 and had a final maturity date of January 3, 2028. The facility was secured by, among other things, a first priority mortgage on Nissos Anafi and was guaranteed by us. In December 2020, through an assignment agreement, CACIB transferred to Siemens Financial Services, Inc. 50% of its outstanding loan balance, i.e., $18,587,500. This loan was prepaid in February 2024.

$113.0 Million Secured Term Loan Facility

On June 27, 2023, we, through three of our vessel-owning subsidiaries, Omega Three Marine Corp., Omega Four Marine Corp. and Arethusa Shipping Corp., entered into a $113.0 million senior secured credit facility with ABN AMRO Bank N.V. to refinance then-existing indebtedness on our vessels, Kimolos, Folegandros and Nissos Keros. The facility bears interest at Term SOFR, subject to a mandatory switch mechanism to Compounded SOFR, plus a margin of 1.90% per annum and has a final maturity date of June 30, 2028. The facility is repayable in 20 equal consecutive quarterly installments of $2,200,000, with a balloon payment of $69,000,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Kimolos, Folegandros and Nissos Keros and is guaranteed by us.

$84.0 Million Secured Term Loan Facility

On September 8, 2023, we, through two of our vessel-owning subsidiaries, Omega Six Marine Corp. and Omega Ten Marine Corp., entered into an $84.0 million senior secured credit facility with CACIB to refinance the then-existing indebtedness on our vessels, Nissos Sikinos and Nissos Sifnos. The facility bears interest at Term SOFR, plus a margin of 1.85% per annum, and has a final maturity date in September 2029. Each of the two tranches is repayable in 24 equal consecutive quarterly installments of $787,500, with a balloon payment of $23,100,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Nissos Sikinos and Nissos Sifnos and is guaranteed by us.

$56.0 Million Sale and Leaseback Agreement — Milos

On January 29, 2019, we, through one of our subsidiaries, Omega One Marine Corp., entered into a $49.0 million sale and leaseback agreement with Ocean Yield with respect to our vessel, Milos, which included a $7.0 million non-cash element. The charter period was 156 months from delivery and the charter hire was paid monthly, in advance, in a cash amount equal to $12,825 per day plus a non-cash amount of $1,475 per day (which is set off against the $7.0 million prepaid hire that we made). On April 27, 2023, we entered into an addendum to the bareboat charter to amend the provisions of the bareboat charter in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire was subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum. The charter was guaranteed by us, and we permitted a mortgage to be filed regarding the finance lease, as well as entered into assignment of earnings, assignment of insurances, charter guarantee, pledge of account and a manager’s undertaking. We also had the option to repurchase the vessel at the end of years 5, 7, 10, and 12, at purchase option prices that range from $34.7 million to $11.5 million at the end of year 12. The vessel was delivered in February 2019. We repurchased the Milos in February 2024, and therefore this sale and leaseback agreement was terminated.

$54.0 Million Sale and Leaseback Agreement — Poliegos

On June 8, 2017, we, through one of our subsidiary, Omega Two Marine Corp., entered into a $47.2 million sale and leaseback agreement with Ocean Yield with respect to our vessel, Poliegos, which included a $6.8 million non-cash element. The leaseback period is 168 months from the delivery date and the charter hire is paid monthly, in advance, in a cash amount equal to $11,550 per day plus a non-cash amount of $1,368.93 per day (which is set off against the $7.0 million prepaid hire that we made). On April 27, 2023, we entered into an addendum to the bareboat charter to amend the provisions of the bareboat charter in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire is subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum, relating to the transition from LIBOR. The charter is guaranteed by us, and we have permitted a mortgage to be filed regarding the finance lease, as well as entered into assignment of earnings, assignment of insurances, charter guarantee, pledge of account and a manager’s undertaking. We also have the option to repurchase the vessel at the end of years 7, 10, and 12, and at purchase option prices that range from $31.1 million to $17.2 million at the end of year 12. The vessel was delivered in June 2017.

$167.5 Million Sale and Leaseback Agreements — Nissos Rhenia and Nissos Despotiko

On February 10, 2018, we, through two of our subsidiaries, Omega Five Marine Corp. and Omega Seven Marine Corp., entered into approximate $150.52 million sale and leaseback agreements with Ocean Yield with respect to our vessels, Nissos Rhenia and Nissos Despotiko.

The charter period for each of the Nissos Rhenia and Nissos Despotiko is 180 months from respective delivery and the charter hire for the each such ship is paid monthly, in advance, in a cash amount equal to $18,600 per day per ship for the first five years from the delivery date and $18,350 per day per ship from year six until the end of the charter period, subsequently amended to $18,600 per day per ship for the first two years, $25,200 per day for Nissos Rhenia and $23,336 for Nissos Despotiko for years three and four and $17,200 per day per ship for year five until the end of the charter, plus a non-cash amount of $1,734 per day per ship (which is set off against the $9.5 million prepaid hire that we made for each ship). On April 27, 2023, we entered into an addendum to each bareboat charter to amend the provisions of such bareboat charters in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire is subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum (for three-month periods) or 0.71513% per annum (for twelve-month periods), as applicable, relating to the transition from LIBOR. Each charter is guaranteed by us, and we have permitted a mortgage to be filed regarding the finance lease, as well as entered into assignment of insurances, assignment of management agreement, charter guarantee, pledge of account, pledge of shares of the bareboat charterer, a manager’s undertaking and a time charter general assignment. We also have the option to repurchase each or both vessels at the end of years 7, 10, 12 and 14, in varying amounts per ship from $49.8 million to $14.2 million. The Nissos Rhenia was delivered in May 2019 and the Nissos Despotiko was delivered in June 2019.

$194.0 Million Sale and Leaseback Agreements — Nissos Kea and Nissos Nikouria

On March 21, 2022, we, through two of our subsidiaries, Ark Marine S.A. and Theta Navigation Ltd, entered into an approximate $145.5 million sale and leaseback agreements with CMB Financial Leasing Co., Ltd. (“CMBFL”), with respect to our vessels, Nissos Kea and Nissos Nikouria. On June 29, 2023 and on January 26, 2024, respectively, we entered into amendment and restatement agreements of each bareboat charter to amend certain provisions of the bareboat charters The charter period for each of the vessels is 84 months from December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria) and charterhire is payable quarterly as follows: (a) from the delivery date of each vessel and up to and including December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to the Nissos Nikouria), a fixed amount equal to $909,375 plus a variable amount by priced at 260 basis points (being 2.45% as margin and 0.15% as CAS) over the applicable three - month Term SOFR, and (b) following December 31, 2023, with respect to Nissos Kea, and March 3, 2024, with respect to the Nissos Nikouria, a fixed amount equal to $909,375 plus a variable amount priced at 200 basis points over the applicable three-month Term SOFR. The first part of the sale and leaseback relating to the delivery of Nissos Kea was drawn on March 31, 2022 and matures on the date falling 84 months from December 31, 2023 and the second part of the sale and leaseback relating to the delivery of Nissos Nikouria was drawn on June 3, 2022 and matures on the date falling 84 months from March 3, 2024. According to each bareboat charter, the Company has a purchase option that it can exercise annually as from December 31, 2024 (with respect to Nissos Kea) and March 3, 2025 (with respect to Nissos Nikouria). If the purchase option date falls after the first but prior to the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel is an amount equal to the opening capital balance i.e., $72,750,000 amount drawn per vessel (75% of the purchase price) minus charterhire paid (the “owner’s costs”), plus (a) accrued but unpaid charterhire, (b) breakfunding costs including any swap costs, (c) legal and other documented costs of the owner to sell the relevant vessel, and any other additional amounts due under the sale and leaseback documentation. If the purchase option date falls on the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel is an amount equal to $40,921,875 (the “amended owner’s costs”), plus (a) accrued but unpaid charterhire, (b) and other documented costs of the owner to sell the relevant vessel, and (c) any other additional amounts due under the sale and leaseback documentation. Each charter is guaranteed by us, and we have permitted a mortgage to be filed regarding the finance lease (no mortgage on either vessel has been registered so far) as well as entered into an account charge, general assignment, pledge of shares of the bareboat charterer, a builder’s warranties assignment, and a manager’s undertaking.

$11 Million Scrubber Financing

On June 25, 2019, we entered into an $11 million facility agreement with BNP Paribas, with four of our subsidiaries, Therassia Marine Corp., Ios Maritime Corp., Omega Three Marine Corp. and Omega Four Marine Corp., acting as guarantors, in order to finance the installation of scrubbers on six vessels in our fleet, namely, Nissos Therassia, Nissos Schinoussa, Kimolos, Folegandros, Milos and Poliegos. In July 2020, the second priority mortgage over Kimolos and all the other additional second priority securities were released upon full repayment of the Kimolos tranche. In June 2021, the Nissos Therassia and Nissos Schinoussa were sold and the second priority mortgages and all the other additional second priority securities over these vessels were released upon full prepayment of their respective loan tranches. The facility bore interest at LIBOR plus a margin of 2.0% per annum and had a final maturity date of December 30, 2024. This loan was prepaid in June 2023.

$35.1 Million Unsecured Sponsor Loan

On April 18, 2022, we (on behalf of two of our subsidiaries, Ark Marine S.A. and Theta Navigation Ltd), entered into an unsecured loan facility with Okeanis Marine Holdings S.A., an entity controlled by Mr. Ioannis Alafouzos (on behalf of its subsidiaries Felton Enterprises S.A. and Sandre Enterprises S.A.), relating to the acquisition of the vessels Nissos Kea and Nissos Nikouria. Under the facility, the loaned amount of approximately $17.6 million for each vessel bears a fixed interest cost of 3.5% per annum and is repayable at our sole discretion without penalty, up to the maturity date of two years from the relevant vessel’s delivery. We repaid $16.7 million in principal under this loan facility in March 2024.

OET is the corporate guarantor for all bank loans as at December 31, 2023.

Lease liabilities connected to Right-of-Use assets

The Group has recognized the following finance lease liabilities with respect to the Right-of-Use assets:

As of December 31,	2023	2022
Office space	14,518	36,249
Cars	19,220	39,510
Total	33,738	75,759

The maturities of lease liabilities are the following:

For the year ended December 31,	2023	2022
No later than one year	34,506	50,599
Later than one year and not later than five years	—	29,516
Total	34,506	80,115

Long-term debt net of current portion and current portion of long-term borrowings are analyzed as follows:

	Long-term borrowings,	Current portion of
As of December 31, 2022	net of current portion	long-term borrowings	Total
Outstanding loan balance	673,022,123	71,819,405	744,841,528
Financing fees	(4,814,520)	(1,067,086)	(5,881,606)
Total	668,207,603	70,752,319	738,959,922

	Long-term borrowings,	Current portion of
As of December 31, 2023	net of current portion	long-term borrowings	Total
Outstanding loan balance	619,582,782	78,903,582	698,486,364
Financing fees	(4,282,657)	(954,759)	(5,237,416)
Total	615,300,125	77,948,823	693,248,948

The borrowings are repayable as follows:

As of December 31,	2023	2022
No later than one year	78,903,582	71,819,405
Later than one year and not later than five years	278,087,160	298,690,490
Thereafter	341,495,622	374,331,633
Total	698,486,364	744,841,528
Less: Amounts due for settlement within 12 months	(78,903,582)	(71,819,405)
Long-term borrowings, net of current portion	619,582,782	673,022,123

Cash flow reconciliation of liabilities arising from financing activities

A reconciliation of the Group’s financing activities for the years ended December 31, 2023, 2022 and 2021 are presented in the tables below:

Long-term borrowings – January 1, 2021	834,476,641
Cash flows – repayments	(261,713,694)
Non-cash flows – amortisation of loan financing fees	4,233,322
Long-term borrowings – December 31, 2021	576,996,269
Cash flows – drawdowns	306,298,000
Cash flows – repayments	(144,294,604)
Loan financing fees	(1,732,860)
Other Finance-lease liabilities	75,759
Non-cash flows – amortisation of loan financing fees	1,693,117
Long-term borrowings – December 31, 2022	739,035,681
Cash flows – drawdowns	197,000,000
Cash flows – repayments	(243,355,165)
Loan financing fees	(1,350,000)
Other Finance-lease liabilities	(42,021)
Non-cash flows – amortisation of loan financing fees	1,994,191
Long-term borrowings – December 31, 2023	693,282,686

All borrowings are secured by first preferred mortgages of the Companies’ vessels and assignment of earnings and insurances.

The borrowing agreements include several covenants, including restrictions as to changes in management and ownership of the vessels, payment of dividends in the event of default, further incurring indebtedness, mortgaging of vessels without the bank’s prior consent and several financial covenants including:

●	a security cover ratio (which is a minimum percentage of the vessel market value over the secured outstanding loan amount) of no less than 145%.
●	minimum corporate liquidity, being the higher of $10,000,000 and $750,000 per vessel, in the form of free and unencumbered cash and cash equivalents.
●	a consolidated net worth of more than $100,000,000 and
●	a leverage ratio of total liabilities to the carrying value of total assets (adjusted for the vessel’s fair market value) of no more than 75%.

A number of the financing agreements limit the Company’s ability to declare, make or pay any dividends or other distributions (whether in cash or in kind) or repay or distribute any dividend or share premium reserve following the occurrence of an event of default under the relevant financing agreement or if such action would result in the occurrence of an event of default under the relevant financing agreement.

A number of our financing agreements require that the Alafouzos family maintain a minimum 35% ownership interest in us, and some of our financing agreements provide that a breach of the financing will occur if Mr. Ioannis Alafouzos and Mr. Themistoklis Alafouzos cease to control us and, in one instance, if Mr. Ioannis Alafouzos ceases to be our chairman. In addition, one agreement provides that the acquisition by a person or group of persons acting in concert (directly or indirectly) of more than 35% of the ultimate legal or beneficial ownership of the Company is a breach of that agreement, and certain of our guarantees on our sale and leaseback agreements provide that we may not permit certain changes in corporate or ownership structure or permit a new party or parties acting in concert to become owners of, or control, more than 51% of our shares and/or voting rights.

As at December 31, 2023 and 2022, the Group was in compliance with its covenants.

14.	Transactions and Balances with Related Parties

The Group has entered into technical management agreements with Kyklades Maritime Corporation (“Kyklades,” “KMC” or the “Management Company”) as technical manager. Kyklades provides the vessels with a wide range of shipping services such as technical support, maintenance and insurance consulting in exchange for a daily fee of $900 per vessel, which is reflected under management fees in the consolidated statements of profit or loss and other comprehensive income.

Related party balances’ analysis

The below table presents the Group’s outstanding balances due (to)/from related parties:

As of December 31,	2023	2022
Kyklades Maritime Corporation	(659,974)	449,629
Total	(659,974)	449,629

Amounts due to the Management Company as of December 31, 2023 of $659,974 as compared to amounts due from the Management Company as of December 31, 2022 of $449,629 represent expenses paid by the Management Company on behalf of the Company / advances from the Company to the Management Company, per the terms of the respective vessel technical management agreements.

All balances noted above are unsecured, interest-free, with no fixed terms of payment and repayable on demand.

Related party transactions’ analysis

The below table presents the Group’s transactions with its related parties:

For the years ended December 31,	2023	2022	2021
Management fees
Kyklades Maritime Corporation	4,599,000	4,381,200	5,425,200
Total	4,599,000	4,381,200	5,425,200

KMC solely administers the transactions on behalf of OET’s subsidiaries, without recharging any expenditure back to the ship owning companies. All operating expenses are being incurred and charged directly to OET’s subsidiary companies.

The below table presents an analysis of all payments executed by KMC on behalf of the Group:

For the years ended December 31,	2023	2022	2021
Crew wages	21,043,047	18,572,373	22,411,827
Other crew expenses	3,639,086	3,357,800	3,555,432
Stores	3,864,683	3,098,044	2,999,210
Technical expenses	8,647,728	5,611,199	6,274,107
Insurance	2,717,938	3,193,137	2,490,958
Health, Safety, Quality, Environmental (HSQE) expenses	592,246	525,210	672,704
Other	801,196	931,952	1,416,495
Total	41,305,924	35,289,715	39,820,733

Key management and Directors’ remuneration

Each of the Group’s directors, except for the Chairman of the Board of Directors, is entitled to an annual fee of $75,000. Directors’ fees for the years ended December 31, 2023, 2022 and 2021 amounted to $450,000, $450,000 and $418,900, respectively. In addition, each director is entitled to reimbursement for travelling and other minor out-of-pocket expenses.

Furthermore, OET Chartering Inc. and OET provide compensation to members of key management personnel, which currently comprise of its Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration structure comprises salaries, bonuses, insurance cover (also covering the members of the Board of Directors), telecommunications and other expenses which are minor in nature (e.g., travel expenses). For the years ended December 31, 2023, 2022 and 2021, key management personnel remuneration, covering all the above amounted to $3,588,185, $1,704,665 and $2,071,165. There was no amount payable related to key management remuneration as of December 31, 2023, 2022 and 2021.

None of the members of the administrative, management or supervisory bodies of the Group have any service contracts with Okeanis Eco Tankers Corp. or any of its subsidiaries in the Group providing for benefits upon termination of employment.

Amendments to management agreements

Technical management agreements

On November 1, 2023, the Company amended and restated its technical management agreements with KMC. The amended and restated technical management agreements, among others, retain the right to terminate for convenience, subject to a 36-month advance written notice, in addition to either party being able to terminate for cause. Furthermore, KMC has the right to terminate each technical management agreement, subject to 30-days advance written notice, in the event of a change of control of the relevant shipowning entity without KMC’s consent. In each case, unless the cause for termination is KMC’s failure to meet its obligations under the relevant technical management agreement, the Company is required to continue payment of the management fees thereunder for 36 months from the termination date (or, if a notice of termination for convenience has preceded such for cause termination, 36 months from the date of such notice). If required by KMC, the daily fee may be increased in line with the relevant annual inflation rates.

Shared Services Agreement

On November 1, 2023, our wholly owned subsidiary, OET Chartering Inc., entered into a shared services agreement with KMC to document the mutual exchange of business support in respect of the management of our vessels by way of corporate, accounting, financial and other operational and administrative services. The shared services agreement does not provide for any additional fee payable. The agreement may be terminated by either party thereto (i) for cause, immediately upon written notice or (ii) for any other reason, upon two months’ written notice.

15.	Share Capital and Additional Paid-in Capital

On January 27, 2021, the board of directors of the Oslo Stock Exchange approved the Company’s listing application to transfer its listing from Euronext Expand to Oslo Børs. Trading in the shares on Oslo Børs commenced on January 29, 2021, under the trading symbol “OET.”

In March 2021, the Company paid cash dividends of $0.10 per share amounting to $3.2 million.

In June 2021, the Company distributed $24.3 million or $0.75 per share via a return of paid-in capital.

On December 6, 2021, the Company purchased 22,500 of its own shares for an aggregate consideration of $197,116 at an average price of NOK 75.3 or $8.76 per share.

On December 9, 2021, the Company purchased 8,000 of its own shares for an aggregate consideration of $70,642 at an average price of NOK 75.9 or $8.83 per share.

On December 14, 2021, the Company purchased 28,736 of its own shares for an aggregate consideration of $235,772 at an average price of NOK 70.5 or $8.20 per share.

In December 2021, the Company distributed $10.0 million or $0.31 per share via a return of paid-in-capital.

On January 24, 2022, the Company purchased 20,000 of its own shares for an aggregate consideration of $162,117 at the price of NOK 69.7 or $8.11 per share.

On January 26, 2022, the Company purchased 102,573 of its own shares for an aggregate consideration of $850,022 at the price of NOK 71.3 or $8.29 per share.

In September 2022, the Company distributed approximately $9.8 million or $0.30 per share via a dividend that was classified as a return of paid-in-capital.

In December 2022, the Company distributed approximately $9.8 million or $0.30 per share via a dividend that was classified as a return of paid-in-capital.

In March 2023, the Company distributed approximately $40.2 million or $1.25 per share via a dividend that was classified as a return of paid-in-capital.

In June 2023, the Company distributed approximately $51.5 million or $1.60 per share via a dividend that was classified as a return of paid-in-capital.

In September 2023, the Company distributed an amount of approximately $48.3 million or $1.50 per share via a dividend that was classified as a return of paid-in-capital.

In November 2023, the Company paid approximately $19.3 million or $0.60 per share via a dividend that was classified as a return of paid-in-capital.

As of December 31, 2023, the Company had 32,194,108 shares outstanding (such amount does not include 695,892 treasury shares).

Neither the Company nor any of its subsidiaries have issued any restricted shares, share options, warrants, convertible loans or other instruments that would entitle a holder of any such instrument to subscribe for any shares in the Company or its subsidiaries. Neither the Company nor any of its subsidiaries have issued subordinated debt or transferable securities other than the shares in the Company and the shares in the Company’s subsidiaries which are held directly or indirectly by the Company.

The table below shows the movement in the Company’s issued share capital up to and for the year ended on December 31, 2023 hereof:

Date	Type of change	Change in issued share capital (USD)	New issued share capital (USD)	No. of shares outstanding net of treasury shares	Par value per share
09-Mar-20	Share buy-back	—	—	32,625,917	0.001
06-Apr-20	Share buy-back	—	—	32,375,917	0.001
06-Dec-21	Share buy-back	—	—	32,353,417	0.001
09-Dec-21	Share buy-back	—	—	32,345,417	0.001
14-Dec-21	Share buy-back	—	—	32,316,681	0.001
24-Jan-22	Share buy-back	—	—	32,296,681	0.001
26-Jan-22	Share buy-back	—	—	32,194,108	0.001

16.	Financial Risk Management

The Group’s principal financial instruments comprise long-term borrowings, interest rate swaps (terminated in 2022), forward freight agreements, cash and cash equivalents and restricted cash. The main purpose of these financial instruments is to finance the Group’s operations and mitigate its exposure to market and interest rate fluctuations. The Group has various other financial assets and liabilities such as trade receivables, current accounts with related parties and payables which arise directly from its operations.

The main risks arising from the Group’s financial instruments are foreign currency risk, interest rate risk, credit risk, market risk and liquidity risk. The Group’s policies for addressing these risks are set out below:

●	Foreign currency risk

The Group’s vessels operate in international shipping markets, which utilize the U.S. dollar as the functional currency. Although certain operating expenses are incurred in foreign currencies, the Group does not consider the risk to be significant. The Group has no hedging mechanisms in place, however, when opportunity arises, it converts significant cash balances from U.S. dollars to Euros, to hedge against adverse fluctuations.

●	Interest rate risk

The Group is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Group to make interest payments based on SOFR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. From time to time, the Group uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these interest rate swaps is to manage the risks and costs associated with its floating-rate borrowings (Note 23).

As an indication of the sensitivity from changes in interest rates, an increase by 100 basis points in interest rates would increase interest expense for the year ended December 31, 2023 by $6,894,010 (2022: $2,251,130 increased by 50 basis points) assuming all other variables held constant and taking into consideration that the Group has entered into interest rate swap agreements for some of its borrowings, therefore partially economically hedging part of its floating-rate borrowings.

●	Credit risk

The Group only trades with charterers who have been subject to satisfactory credit screening procedures. Furthermore, outstanding balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

With respect to the credit risk arising from the Group’s cash and cash equivalents and restricted cash, the Group’s exposure arises from default by the counterparties, with a maximum exposure equivalent to the carrying amount of these instruments. The Group mitigates such risks by dealing only with high credit quality financial institutions.

●	Market risk

The tanker shipping industry is cyclical with high volatility in charter rates and profitability. The Group charters its vessels principally in the spot market, being exposed to various unpredictable factors such as: supply and demand of energy resources, global economic and political conditions, natural or other disasters, disruptions in international trade, COVID-19 outbreak, environmental and other legal regulatory developments and so on. During 2022 and 2023, the Group entered into FFAs in order to minimize losses from charter rate fluctuations and eliminate any adverse effect charter rate fluctuations may have in our operating cash flows and dividend distributions.

●	Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses. The Group minimizes liquidity risk by maintaining sufficient cash and cash equivalents.

The following table details the Group’s expected cash outflows for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities, on the earliest date on which the Group would be required to pay to settle. The table includes both interest and principal cash flows. Variable future interest payments were determined based on the one-month SOFR as of December 31, 2023, of 3.41% (LIBOR for 2022: 4.41%), plus the margin applicable to the Group’s loans at the end of the year presented.

	Weighted average effective interest rate	Less than 1 month	1 – 3 months	3 – 12 months	1 – 5 years	5+ years	Total
December 31, 2023
Non-Derivative Liabilities
Trade payables		—	—	23,522,506	—	—	23,522,506
Accrued expenses		—	—	3,485,042	—	—	3,485,042
Current accounts due to related parties		—	—	659,974	—	—	659,974
Variable interest borrowings	4.08%	3,138,123	28,239,371	62,054,619	307,066,226	237,943,153	638,441,492
Variable interest for debt financing (Sale and Leaseback Agreements)	9.07%	2,330,290	4,567,896	21,015,413	106,212,689	139,492,319	273,618,607
Total		5,468,413	32,807,267	110,737,554	413,278,915	377,435,472	939,727,621

	Weighted average effective interest rate	Less than 1 month	1 – 3 months	3 – 12 months	1 – 5 years	5+ years	Total
December 31, 2022
Non-Derivative Liabilities
Trade payables		—	—	11,771,964	—	—	11,771,964
Accrued expenses		—	—	6,024,899	—	—	6,024,899
Variable interest borrowings	6.26%	5,922,596	21,564,122	65,076,153	365,728,156	241,508,738	699,799,765
Variable interest for debt financing (Sale and Leaseback Agreements)	10.02%	2,823,905	5,526,029	22,237,116	112,171,014	167,665,884	310,423,948
Total		8,746,501	27,090,151	105,110,132	477,899,170	409,174,622	1,028,020,576

17.	Commitments and Contingencies

Commitments under time charter agreements (Lessor)

As of December 31, 2023 and 2022, future minimum contractual time charter revenue, based on our vessels’ committed, non-cancellable time charter agreements, net of address commissions were as follows:

As of December 31,	2023	2022
Within one year	—	24,416,000
Total	—	24,416,000

18.	Earnings/(loss) per Share

The profit/(loss) and weighted average number of common shares used in the calculation of basic and diluted earnings/(loss) per share are as follows:

As of December 31,	2023	2022	2021
Profit/(loss) for the period attributable to the Owners of the Group	145,249,722	84,557,539	(903,102)
Weighted average number of shares outstanding in the period	32,194,108	32,202,394	32,372,393
Earnings/(loss) per share, basic and diluted	4.51	2.63	(0.03)

During the years ended December 31, 2023, 2022 and 2021, there were no potentially dilutive instruments affecting weighted average number of shares, and hence diluted earnings per share equals basic earnings per share for the years presented.

19.	Claims Receivable

As of December 31, 2023, the Group has recognized and presented under “Claims receivable” in the consolidated statements of financial position, receivable amounts from vessels’ insurers totaling $115,528 (2022: $108,391) regarding various claims. The respective receivable claims were recognized in the consolidated statements of financial position since the Group has an unconditional right to receive the claimable amounts from the insurers.

20.	Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholders value.

The Group monitors capital using gearing ratio, which is total debt (gross) divided by total equity plus total debt, and its calculation is presented below:

As of December 31,	2023	2022
Total borrowings	698,486,364	744,841,528
Total shareholders’ equity	408,132,148	422,243,261
Gearing ratio	63%	64%

21.	Lease and Non-Lease Components of Revenue and voyage charter revenue

IFRS 16 requires the identification of lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. Regarding time charter arrangements, we have concluded that the direct lease component concerns the vessel and indirectly, the non- lease component concerns the technical management services provided to operate the vessel.

These components are being accounted for as follows:

a.	All fixed lease revenue earned under these arrangements will be recognized on a straight-line basis over the term of the lease.
b.	Lease revenue earned under Group’s time charter arrangements will be recognized as it is earned, since it is 100% variable.
c.	The non-lease component will be accounted for as services revenue under IFRS 15. This revenue is recognized ‘over time’ as the customer (i.e., the charterer) is simultaneously receiving and consuming the benefits of the service.

The below table analyses revenue generated under time charter arrangements:

December 31,	2023	2022	2021
Lease component	30,584,686	50,536,021	59,098,416
Non-lease component	8,817,934	15,817,114	21,486,951
Total	39,402,620	66,353,135	80,585,367

22.	Interest income, Interest expense and Other Finance Costs

Interest and finance related costs are presented below:

For the years ended December 31,	2023	2022	2021
Interest expense	58,680,985	35,077,293	27,082,841
Amortization and write-off of financing fees	1,994,191	1,693,117	4,233,322
Finance costs related to covenants of early termination	—	—	4,092,000
Bank charges and loan commitment fees	33,939	729,710	781,978
Other finance costs	469,951	581,855	275,282
Total	61,179,066	38,081,975	36,465,423

Interest income are presented below:

For the years ended December 31,	2023	2022	2021
Interest income from time deposits	3,428,321	668,032	—
Other interest income	676,243	53,496	3,470
Total	4,104,564	721,528	3,470

23.	Derivative Financial Instruments

Interest rate swaps

During the year ended December 31, 2022, the Group terminated all interest rate swap agreements it had entered into in 2021 and 2020. The net cash received from the said terminations amounted to $12.3 million in total and was recognized in Realized gain/(loss), net on derivatives in the consolidated statements of profit or loss and other comprehensive income.

Forward freight agreements

The fair value of the Group’s derivative financial assets as of December 31, 2023 and 2022 related to FFAs and Foreign Exchange Swaps (“FXSs”) are presented below:

Derivatives’ Fair values	2023	2022
FXSs	207,488	—
FFAs	21,885	209,238
Total	229,373	209,238

FFAs and FXSs are considered to be Level 2 items in accordance with the fair value hierarchy as defined in IFRS 13 Fair Value Measurement.

Effect on the Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the year ended December 31,	2023	2022	2021
Unrealized gain, net on derivatives	229,373	45,960	30,105
Unrealized gain on interest rate swaps	—	—	4,126,828
Total unrealized gain, net on derivatives	229,373	45,960	4,156,933

For the year ended December 31,	2023	2022	2021
Realized gain/(loss), net on derivatives	300,262	2,161,927	(558,916)
Realized gain, net on interest rate swaps	—	9,274,554	—
Total realized gain/(loss), net on derivatives	300,262	11,436,481	(558,916)

24.	Revenue

The table below presents an analysis of revenue generated from voyage and time charter agreements:

For the years ended December 31,	2023	2022	2021
Voyage Charter	373,693,986	204,619,286	88,412,858
Time Charter (see Note 21)	39,402,620	66,353,135	80,585,367
Total	413,096,606	270,972,421	168,998,225

IFRS 15 Revenue from Contracts with Customers

As of December 31, 2023, 2022 and 2021, the Group had, within the scope of IFRS 15, unearned revenue from voyage charter agreements related to undelivered performance obligations of $5,590,403, $9,861,064 and $790,544 which will be/were recognized in the first quarter of 2024, 2023 and 2022, respectively.

Further, as of December 31, 2023 and 2022, capitalized contract fulfilment costs amounted to $1,903,516 and $1,646,450, respectively.

The table below presents an analysis of earned revenue under voyage charters:

For the years ended December 31,	2023	2022	2021
Freight	338,979,059	192,579,493	77,334,155
Demurrages	34,714,927	12,039,793	11,078,703
Total	373,693,986	204,619,286	88,412,858

As at December 31, 2023 and 2022, the Group’s trade receivables amounted to $55,234,678 and $46,393,951, respectively. Charterers, whose outstanding balance, exceed 10% of the total trade receivable amount are presented below:

Customer	2023	2022
Charterer A	17%	59%
Charterer B	13%	10%
Charterer C	10%	10%

As of December 31, 2023 and 2022, trade receivables include the amounts of $5,456,339 and $9,735,393, respectively, generated from voyage charter agreements within the scope of IFRS 15.

Credit concentration

Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2023, 2022 and 2021 were:

Customer	2023	2022	2021
A	—	18%	13%
B	—	14%	11%
C	—	11%	—
Total	—	43%	24%

Revenue by country

The below table presents revenue generated per country, based on the Company’s customers’ headquarters, exceeding 10% of total revenues, for the years ended December 31, 2023, 2022 and 2021:

Country	2023	2022	2021
Singapore	73,621,309	42,408,360	37,250,890
United Kingdom	54,254,181	40,158,705	—
Hong Kong	—	51,127,139	26,879,765
Switzerland	81,031,483	44,257,631	27,755,018
United States	48,788,696	37,069,299	—
Turkey	49,470,684	—	—
Brazil	40,484,566	—	—
Other	65,445,687	55,951,287	77,112,552
Total	413,096,606	270,972,421	168,998,225

All of the revenues above are reported under our single segment, the crude oil tanker segment.

25.	Subsequent Events

On January 26 and 29, 2024, the Group executed amendments to the existing sale and leaseback agreements on the VLCC vessels Nissos Kea and Nissos Nikouria (the “Existing Leases Amendments”) with CMB Financial Leasing. The Existing Leases Amendments, effective from the first quarter of 2024, provide for a reduction of the pricing of the variable amount of charterhire payable thereunder to 200 bps over the applicable Term SOFR on both vessels, extend maturities to December 2030 for the Nissos Kea and March 2031 for the Nissos Nikouria, and eliminate the previously stipulated early prepayment fees in the case of exercise of the purchase options by the Company after the first year.

On January 29, 2024, the Group executed a new sale and leaseback agreement of approximately $73.5 million for the VLCC vessel Nissos Anafi (the “Anafi Lease”) with CMB Financial Leasing. The agreement provides for a bareboat charter with the charterhire being paid on a quarterly basis, is priced at 190 bps over the applicable Term SOFR and matures in seven years. The Anafi Lease includes purchase options for the Company after the first year and throughout the tenor of the lease and is guaranteed by the Company. The Anafi Lease proceeds were partially used in order to repay the amount of $43.6 million, representing the outstanding syndicate loan owned to Credit Agricole and Korea Export Import Bank.

On January 31, 2024, the Group entered an agreement for a new $34.7 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Milos from its current sale and lease back financier (the “Milos Facility”). The Milos Facility is provided by a syndicate led by Kexim Asia Limited, is priced at 175 bps over the applicable Term SOFR, matures in six years, is paid in quarterly instalments, and is guaranteed by the Company.

In March 2024, the Company paid an amount of approximately $21.2 million or $0.66 per share via a dividend that was classified as a return of paid-in-capital.

In March 2024, we repaid $16.7 million to Okeanis Marine Holdings S.A., an entity controlled by Mr. Ioannis Alafouzos, as repayment of loan principal relating to the acquisition of the Nissos Kea.

On March 1, 2024, each of our vessel owning subsidiaries, entered into an ETS Services Agreement with KMC, which agreement is effective as of January 1, 2024, pursuant to which KMC obtains, transfers and surrenders emission allowances under the EU Emissions Trading Scheme that came into effect on January 1, 2024, and KMC provides the vessel with emission data in a timely manner to enable compliance with any emission scheme(s) applicable to the vessel. No additional fee is payable under these agreements as the services are considered to be part of the technical management fee under the technical management agreements, set out above. These agreements may be terminated by either party (a) for cause, immediately upon written notice or (ii) for any reason, upon two months’ written notice. These agreements shall also be deemed automatically terminated on the date of termination of the relevant technical management agreements, described above.