Form 20-F
period 2024-12-31
Okeanis Eco Tankers Corp.
filed 2025-03-31
CIK 1964954

As filed with the Securities and Exchange Commission on March 31, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

c/o OET Chartering Inc.

Ethnarchou Makariou Ave. & 2 D. Falireos St.

185 47 N. Faliro, Greece

(Address of principal executive offices)

Iraklis Sbarounis

Tel. +30 210 480 4200

Email: ir@okeanisecotankers.com

Ethnarchou Makariou Ave. & 2 D. Falireos St.

185 47 N. Faliro, Greece

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Shares of Common Stock, par value $0.001 per share	ECO	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2024, 32,194,108 shares of common stock, par value $0.001 per share, were outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F, or the Annual Report, and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. When used in this Annual Report, statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “continue,” “seeks,” “views,” “possible,” “likely,” “may,” “should,” and similar words, phrases, or expressions identify forward-looking statements, and the negatives of those words, phrases, or expressions, or statements that events, conditions, or results “can,” “will,” “may,” “must,” “would,” “could,” or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, costs, regulations, events, or trends identify forward-looking statements. The absence of these words does not necessarily mean that a statement is not forward-looking. As a result, you are cautioned not to rely on any forward-looking statements.

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

In addition to these assumptions and matters discussed elsewhere herein and, in the documents, incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

●	our ability to maintain or develop new and existing customer relationships with major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels, and those we may acquire in the future;
●	our future operating and financial results;
●	our future vessel acquisitions, sales, our business strategy, and expected and unexpected capital spending or operating expenses, including general and administrative, drydocking, crewing, bunker costs, and insurance costs;
●	our financial condition and liquidity, including our ability to pay amounts that we owe and to obtain financing in the future to fund capital expenditures, acquisitions, and other general corporate activities;
●	oil tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;
●	our ability to take delivery of, integrate into our fleet, and employ any vessels we may acquire in the future, or any newbuildings we may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;
●	our dependence on our technical manager, Kyklades Maritime Corporation, an affiliate of our Chairman, to operate our vessels;
●	the aging of our vessels, and those we may acquire in the future, and resultant increases in operation and drydocking costs;
●	the ability of our vessels, and any vessels we may acquire in the future, to pass classification inspections and vetting inspections by oil majors and big chemical corporations, or other authorities;
●	significant changes in vessel performance, including increased vessel breakdowns;
●	length and number of off - hire days, drydocking requirements, and insurance costs;

●	availability of key employees and crew;
●	hazards inherent in the maritime industry causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;
●	repudiation, nullification, termination, modification or renegotiation of contracts;
●	U.S., EU or other foreign monetary policy and foreign currency fluctuations and devaluations;
●	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;
●	our ability to repay outstanding indebtedness, to comply with the covenants contained therein, to obtain additional financing, and to obtain replacement charters for our vessels, and any vessels we may acquire in the future, in each case, at commercially acceptable rates or at all;
●	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof, or changes to tax policies and other government regulations and economic conditions that are beyond our control;
●	our ability to pay dividends;
●	our ability to maintain the listing of our common shares on the New York Stock Exchange (“NYSE”) or the Oslo Børs;
●	our ability to comply with additional costs and risks related to our environmental, social, and governance policies and regulation;
●	potential liability from litigation, including purported class-action litigation;
●	changes in general economic and business conditions;
●	potential conflicts of interest involving our significant shareholders;
●	general domestic and international political conditions, international conflict or war (or threatened war), potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists, or major disease outbreaks;
●	changes in production of or demand for oil, either globally or in particular regions;
●	the strength of world economies and currencies, including fluctuations in charter hire rates and vessel values;
●	potential liability from future litigation and potential costs due to our vessels’ operations, and the operation of any vessels we may acquire in the future, including due to any environmental damage and vessel collisions;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cyber security breach;
●	the length and severity of public health threats, epidemics and pandemics, and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets; and
●	other important factors described in “Item 3.D. Risk Factors” and from time to time in the reports filed by us with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”).

The preceding list is not intended to be an exhaustive list of all our forward-looking statements. These factors could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results or developments. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements in this Annual Report are qualified in their entirety by the cautionary statements contained in this Annual Report.

Any forward-looking statements contained herein are made only as of the date of this Annual Report, and except to the extent required by applicable law or regulation, we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on industry publications and other published industry sources prepared by third parties, including the International Energy Agency (“IEA”) Global Electric Vehicles (“EV”) Outlook 2024, the IEA Stated Policies Scenario, and publicly available information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. We believe the data from third party sources to be reliable based on our management’s knowledge of the industry.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate, and others relate to our business in general or our common stock. The occurrence of one or more of the following risks could materially and adversely impact our business, financial condition, operating results and cash flows, and the trading price of our securities could decline.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our securities speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the headings “Risks Relating to Our Industry,” “Risks Relating to Our Business,” “Risks Relating to Our Common Shares,” and “Risks Relating to Our Relationship with Our Technical Manager and its Affiliates” and should be carefully considered, together with other information in this Annual Report on Form 20-F before making an investment decision regarding our common stock.

●	General tanker market conditions, including fluctuations in charter hire rates, vessel values, vessel supply, and need and demand for vessels and for crude oil or refined oil products;
●	General economic, political and business conditions and disruptions, including sanctions, public health, piracy, terrorist attacks and other measures;
●	Global economic conditions and disruptions in world financial markets, and the resulting governmental action;

●	Compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
●	Changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
●	Inherent operational risks, weather damage, inspection procedures, and import and export controls of the tanker industry;
●	Reliance on information systems and potential security breaches;
●	Our continued borrowing availability under our credit facilities and compliance with the financial covenants therein, and ability to borrow new funds or refinance existing facilities;
●	Our use of available funds, and the banks in which such funds are held;
●	Capital expenditures and other costs necessary to operate and maintain our vessels;
●	Our dependence on a limited number of customers for a large part of our revenue;
●	Our dependence on our charterers and other counterparties fulfilling their obligations;
●	Our ability to attract and retain key management personnel and potentially manage growth and improve our operations and financial systems and staff;
●	Delays or defaults by the shipyards in the construction of newbuildings, or defaults in construction;
●	Our ability to successfully and profitably employ our vessels;
●	Our executive officers not devoting all of their time to our business;
●	Labor interruptions;
●	Conducting substantial business in China;
●	Our revenues being derived substantially from the crude oil tanker segment;
●	Increases in operating costs;
●	Rising fuel prices;
●	The aging of our fleet and vessel replacement;
●	One or more of our vessels becoming unavailable or going off-hire;
●	Potential increased premium payments from protection and indemnity associations;
●	Technological innovation and quality and efficiency requirements from our customers;
●	Fluctuations in foreign currency exchange and interest rates, and risks relating to hedging activities;
●	Fraud, fraudulent and illegal behavior, including the smuggling of drugs or other contraband onto our vessels;
●	Arrest or requisition of our vessels;
●	Effects of U.S. federal tax on us and our shareholders;

●	Increased cost, time and effort for being listed on the NYSE and the Oslo Børs, including compliance initiatives, internal controls and corporate governance practices and policies;
●	Volatility in the price of our common shares and dilution of shareholders;
●	Our ability to pay dividends;
●	Compliance with economic substance requirements;
●	Potential conflicts of interest involving our significant shareholders and involving KMC;
●	Our dependence on KMC;
●	Other factors that may affect our financial condition, liquidity, operating results, and ability to pay dividends; and
●	Other risk factors discussed under “Item 3.D. Risk Factors.”

RISKS RELATING TO OUR INDUSTRY

The tanker industry has historically been cyclical and volatile.

The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values, and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. For example, in 2024, the BDTI reached a high of 1552 and a low of 860. Although the BDTI was 994 as of March 24, 2025, there can be no assurance that the crude oil charter market will continue to increase, and the market could again decline. Recent heightened volatility in charter prices has resulted primarily from the war in Ukraine and sanctions on Russian exports of crude oil and petroleum products, and there is great uncertainty about the future impact of those events. More recently, the war between Israel and Hamas and others in the Middle East has resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea. Such circumstances have had and could in the future result in adverse consequences for the tanker industry. In general, volatility in charter rates depends on, among other factors, (i) supply and demand for tankers, (ii) the demand for crude oil and petroleum products, (iii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iv) oil refining volumes, (v) oil prices, and (vi) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

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

Factors that influence demand for tanker vessel capacity include:

●	supply and demand for oil carried;
●	changes in oil production;
●	oil prices;

●	the distance required for oil being moved by sea;
●	any restrictions on crude oil production imposed by OPEC and non-OPEC oil producing countries;
●	global and regional economic and political conditions, including “trade wars” and developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production, armed conflicts, and work stoppages;
●	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing or the development of new pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;
●	worldwide and regional availability of refining capacity and inventories;
●	environmental and other legal and regulatory developments;
●	economic slowdowns caused by public health events, such as the COVID-19 pandemic and its variants, or inflationary pressures and related governmental responses thereto;
●	currency exchange rates;
●	weather, natural disasters, and other acts of God;
●	increased use of renewable and alternative sources of energy;
●	competition from alternative sources of energy, other shipping companies, and other modes of transportation; and
●	international sanctions, embargoes, import and export restrictions, nationalizations, piracy, and wars or other conflicts, including the war in Ukraine and between Israel and Hamas and others in the Middle East, the Houthi crisis in and around the Red Sea, and tensions between China and Taiwan.

The factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;
●	current and expected newbuilding orders for vessels;
●	the scrapping rate of older vessels;
●	the availability of financing for new or secondhand tankers;
●	speed of vessel operation;
●	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, scrapping and laying up of vessels;
●	the price of steel and vessel equipment;
●	technological advances in the design, capacity, propulsion technology, and fuel consumption efficiency of vessels;
●	potential conversion of vessels for alternative use;
●	changes in environmental and other regulations that may limit the useful lives of vessels;
●	port or canal congestion;

●	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;
●	environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions;
●	the number of vessels that are out of service at a given time, namely those that are laid-up, drydocked, awaiting repairs, or otherwise not available for hire, including those that are in drydock for the purpose of installing exhaust gas cleaning systems, known as scrubbers; and
●	changes in the global petroleum market.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing, and degree of changes in industry conditions are unpredictable. Market conditions have been volatile in recent years and continued volatility may reduce demand for transportation of oil over longer distances and increase the supply of tankers, which may have a material adverse effect on our business, financial condition, operating results, cash flows, ability to pay dividends, and existing contractual obligations.

Decreases in shipments of crude oil may occur.

The demand for our oil tankers derives primarily from demand for Arabian Gulf, West African, North Sea, Caribbean, Latin American, Russian, and U.S. shale crude oil, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. Any decrease in shipments of crude oil or change in trade patterns from the above-mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

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

The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. In recent years, shipyards have produced a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline, resulting in a decrease in the value of our vessels and the charter rates that we can obtain. A reduction in charter rates and the value of our vessels may have a material adverse effect on our operating results, our ability to pay dividends, and our compliance with current or future covenants with respect to any of our financing arrangements.

An over-supply of oil tankers as well as the uncertainty surrounding the impact of the sanctions on Russian exports of crude oil and petroleum products has already resulted in an increase in oil tanker charter hire rate volatility. If this volatility persists, we may not be able to find profitable charters for our vessels, or vessels we may acquire, which could have a material adverse effect on our business, operating results, cash flows, financial condition, our ability to pay dividends and our compliance with current or future covenants with respect to any of our financing arrangements.

Consumer demand may shift away from oil or there may be changes to trade patterns for crude oil or refined oil products.

A significant portion of our earnings are related to the oil industry. A shift in or disruption of consumer demand from oil towards other energy sources such as electricity, natural gas, liquified natural gas, renewable energy, hydrogen, or ammonia will potentially affect the demand for our vessels. A shift from the use of internal combustion engine vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, operating results, cash flows, and financial position. The continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy, or nuclear energy, which shift appears to be accelerating as a result of a shift in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, operating results, cash flows, and financial position.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials, and seasonality. Changes to the trade patterns of crude oil or refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our tankers and charter rates. This could have a material adverse effect on our future performance, operating results, cash flows, and financial position.

Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

The IEA noted in its Global Electric Vehicles (“EV”) Outlook 2024 that a total of 18% of all new cars sold were electric in 2023, up from 14% in 2022 and around 9% in 2021. Electric car sales in the first quarter of 2024 were over 3 million, up 25% from the same quarter of 2023. Under the IEA Stated Policies Scenario (STEPS), the global outlook for the share of electric car sales based on existing policies and firm objectives has increased to 40% in 2030, up from less than 35% in the previous outlook. The IEA has stated that, based on existing policies, oil demand from road transport is projected to peak around 2025 in the STEPS, with the amount of oil displaced by electric vehicles exceeding 6 million barrels per day in 2030. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, operating results, cash flows, financial condition, and ability to make cash distributions.

Our operating results are subject to seasonal fluctuations.

Our vessels operate in markets that have historically exhibited seasonal variations in tanker demand, which may result in variability in our operating results on a quarter-by-quarter basis. Tanker markets are typically stronger in the winter months due to increased oil consumption in the northern hemisphere, but weaker in the summer months due to lower oil consumption in the northern hemisphere and refinery maintenance. As a result, revenues generated by the tankers in our fleet have historically been weaker during the fiscal quarters ending June 30 and September 30. However, there may be periods in the northern hemisphere when the expected seasonal strength does not materialize to the extent required to support sustainable profitable rates due to tanker overcapacity.

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

The current state of the world financial market and current economic conditions could impact us.

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, operating results, financial condition and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods and oil. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our ships. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. In addition, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, operating results, financial condition and ability to pay dividends.

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas and others in the Middle East, tensions in and around the Red Sea and between Russia and NATO, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflicts in the Middle East, the South China Sea region, and in other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics, such as COVID-19 and its variants, and banking crises or failures, such as the Silicon Valley Bank, Signature Bank and First Republic Bank failures. For example, due in part to fears associated with the spread of COVID-19 (as more fully described above), global financial markets experienced significant volatility which may continue as the pandemic evolves, resurges, or a new COVID-19 variant emerges. See “— Our financial results may be adversely affected by the outbreak of epidemic and pandemic diseases, including COVID-19, and any relevant governmental responses thereto.” In addition, the continuing conflict in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas and others in the Middle East or the Houthi rebel attacks on shipping in and around the Red Sea and their impact on the world economy is uncertain. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain.

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

We cannot be certain that financing or refinancing will be available on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, operating results and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures. Also, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult.

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

Volatility of SOFR and potential changes of the use of SOFR as a benchmark may occur.

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

An increase in SOFR, including as a result of the interest rate increases effected by the United States Federal Reserve and the United States Federal Reserve’s hike of U.S. interest rates in response to rising inflation, would affect the amount of interest payable under our existing loan agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow and ability to pay dividends. Furthermore, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. Therefore, the use of SOFR-based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that were expected when interest was based on LIBOR. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us.

In order to manage any future exposure to interest rate fluctuations, we may from time-to-time use interest rate derivatives to effectively fix any floating rate debt obligations. No assurance can, however, be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position, and have the potential to cause us to breach covenants in our loan agreements that require maintenance of certain financial positions and ratios.

We are subject to complex laws and regulations, including environmental regulations.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state, and local laws and national and international regulations in force in the jurisdictions in which our vessels, or vessels we acquire, will operate or are registered, which can significantly affect the operation of our vessels, or vessels we acquire. These regulations include, but are not limited to, the International Convention for the Prevention of Pollution from Ships of 1973, as amended from time to time and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs, thereunder, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations, and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels, or vessels we acquire, or resale prices or useful lives of our vessels or require reductions in capacity, vessel modifications, or operational changes or restrictions. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, compliance with EU Emission Trading System allowances (EUAs) and biofuel regulations, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures, and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, operating results, cash flows, and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions, or the suspension or termination of our operations. Failure to comply with these requirements could lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national, and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for impairment of the environment, personal injury, and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines, and other sanctions, including, in certain instances, seizure or detention of our vessels. Events of this nature would have a material adverse effect on our business, financial condition, and operating results.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators, and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Events such as the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, operating results, and cash flows. An oil spill could result in significant liability, including fines, penalties, and criminal liability and remediation costs for natural resource damages under other federal, state, and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although insurance covers certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, operating results, cash flows, and financial condition and our ability to pay dividends, if any, in the future.

Maritime shipping was included in the EU Emission Trading System (“EU ETS”) as of 2024 with a phase-in period. Shipowners or operators (i.e., charterers) now need to purchase and surrender emission allowances corresponding to their carbon emissions for a specific reporting period as recorded pursuant to Regulation (EU) 2015/757 concerning the monitoring, reporting, and verification of carbon dioxide emissions from vessels. As part of the phased approach, shipping companies are required to surrender 40% of their 2024 emissions in 2025; 70% of their 2025 emissions in 2026; and 100% of their 2026 emissions in 2027. The person or organization responsible for the compliance with the EU ETS is the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. An ETS costs clause is also being mandated which enables the shipping company to contractually pass on costs of ETS allowances to commercial operators. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions into our business routines, which may have a material adverse effect on our business, operating results, cash flows, and financial condition and our ability to pay dividends, if any, in the future. Additional EU regulations which are part of the EU’s Fit-for-55, such as the “FuelEU” maritime regulation, could also affect our financial position in terms of compliance and administration costs when they take effect.

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

Our business is subject to climate change risks and greenhouse gas restrictions.

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Additionally, at MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050. MEPC 81, in March 2024, agreed on a draft outline of an ‘IMO net-zero framework’ for cutting GHG emissions from international shipping, which lists regulations under MARPOL to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. This may include economic mechanisms to incentivize the transition to net-zero. These mechanisms are mid-term GHG reduction measures specified in the initial strategy.

Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines, and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. While currently all our vessels have scrubbers installed, costs of compliance with these regulatory changes for any non-scrubber vessels we may acquire may be significant and may have a material adverse effect on our future performance, operating results, cash flows, and financial position.

Additional greenhouse regulations may result in increased implementation and compliance costs and expenses, such as:

●	IMO Data Collection System (DCS): in October 2016, at MEPC 70, the IMO adopted a mandatory data collection system, or the IMO DCS, which requires vessels above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. This IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, and offshore installations. Data is reported annually to the flag state which issues to the vessel a statement of compliance.
●	Amendments to MARPOL Annex VI: MEPC 79 adopted amendments to MARPOL, Annex VI regarding reporting requirements in connection with the implementation of the Energy Efficiency Existing Ship Index, or EEXI, and carbon intensity indicator, or CII, framework, which amendments became effective on May 1, 2024. Beginning in January 2023, Annex VI requires EEXI and CII certification. The first annual reporting was to be completed in 2023, with initial ratings given in 2024. A review of the measures is to be completed by January 1, 2026.

●	Net zero greenhouse emissions in the EU by 2050: in 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the “Fit for 55” to support the climate policy agenda. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information.

Furthermore, on January 1, 2024, the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation came into effect on January 1, 2025. The ETS is to apply gradually over the period from 2024 to 2026. 40% of allowances will have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who not only assume full compliance for ETS but also under the ISM Code. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly, especially if other shipping companies are similarly looking to do the same. New systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance. The cost of compliance, and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are difficult to predict from year to year, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

In addition, although the emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations, and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels and operating and maintaining our existing vessels, and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected. If not in compliance with certain key indicators, then we also face the risk of losing the ability to obtaining financing or refinancing with “green” or “sustainability” loans.

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

Tropical storms, hurricanes, typhoons and other severe maritime weather events could result in the suspension of operations at the planned ports of call for our vessels and require significant deviations from our vessels’ routes. In addition, climate change could result in an increase in the frequency and severity of these extreme weather events. The closure of ports, rerouting of vessels, damage of production facilities, as well as other delays caused by increasing frequency of severe weather, could stop operations or shipments for indeterminate periods and have a material adverse effect on our business, operating results and financial condition.

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

Dislocations in the supply of and demand for tankers as a result of the ongoing war in Ukraine and sanctions on Russian exports have resulted in greatly increased volatility in tanker asset prices. Furthermore, the ongoing war between Israel and Hamas and others in the Middle East and the Houthi rebel attacks on shipping in the Red Sea have an uncertain impact on the supply and demand for tankers. If we sell any of our vessels, or any vessel we may acquire, at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount, we will evaluate the vessel for a potential impairment adjustment. If the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we may be required to write down the carrying amount of the vessel to its fair value less costs to sell, in our financial statements and incur a loss and a reduction in earnings even if we do not immediately sell the vessel.

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

While our vessels have not called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws in 2024, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions in violation of applicable sanctions or embargo laws on charterers’ instructions and without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

Some sanctions may also apply to transportation of goods (including crude oil) originating in sanctioned countries (particularly Iran, Venezuela, and Russia), even if the vessel does not travel to those countries, or is otherwise acting on behalf of sanctioned persons. Any violations of those laws, even if unintentional, can have a material impact on our business, operating results, cash flows, and financial condition and our ability to pay dividends, if any, in the future and our reputation, any of which may affect the value of our common shares.

The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time.

In particular, the ongoing war in Ukraine could result in the imposition of further economic sanctions by the United States, the European Union, and other government authorities, against Russia. Certain of our charterers or other parties with whom we have entered into contracts regarding our vessels may be affiliated with persons or entities that are the subject of sanctions imposed by the U.S. government, the European Union, and/or other international bodies relating to the annexation of Crimea by Russia in 2014 and the current conflict in Ukraine. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our operating results may be adversely affected or we may suffer reputational harm.

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

We conduct most of our operations outside of the United States, and our business, operating results, cash flows, financial condition, and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions where our vessels, or vessels we may acquire, are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political uncertainty and armed conflicts, including the war between Ukraine and Russia and between Israel and Hamas and Hezbollah, Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, the United States and Venezuela, and the United States and Panama, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as the withdrawal of the U.K. from the European Union, or “Brexit”, or another withdrawal from the European Union, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities. Such events may contribute to further economic instability in the global financial markets and international commerce, and could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Although a cease-fire between Israel and Hamas was declared on January 15, 2025, there is no certainty that the cease-fire will continue. Further President Trump’s proposal to annex Gaza has raised fears that Yemen’s Houthi militant group could renew its threat against commercial ships crossing the Red Sea, after declaring in January 2025 that it would stop targeting most vessels following the Israel-Hamas ceasefire.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on the tanker market, which has experienced volatility. The United States, the United Kingdom, and the European Union, among other countries, have announced unprecedented economic sanctions and other penalties against certain persons, entities, and activities connected to Russia, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and imposing a prohibition on the import of oil from Russia to the United States and the European Union’s and G7 countries’ price cap regime for seaborne Russian oil and petroleum products. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions. Moreover, we will be subject to additional insurance premiums in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. These factors may also result in the weakening of the financial condition of our charterers, suppliers, counterparties, and other agents in the shipping industry. As a result, our business, operating results, cash flows, and financial condition may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

The ongoing war between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union, or other countries against Russia, trade tariffs, or embargoes with uncertain impacts on the tanker market. In addition, the U.S. and certain other North Atlantic Treaty Organization (NATO) countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the shipping industry, including ours, and could create economic uncertainty, particularly if such attacks spread to a broad array of countries and networks. Although Ukraine and Russia reached an agreement to extend an arrangement allowing shipment of grains from Ukrainian ports through a humanitarian corridor in the Black Sea in November 2022, Russia terminated this agreement in July 2023. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or banking relationships may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

Furthermore, the intensity and duration of Middle East wars and conflicts is difficult to predict and its impact on the world economy and our industry is uncertain. Beginning in late 2023, vessels in the Red Sea and Gulf of Aden have increasingly been subject to attempted hijackings and attacks by drones and projectiles characterized by Houthi groups in Yemen as a response to the war between Israel and Hamas, although those have recently subsided. An increasing number of companies have rerouted their vessels to avoid transiting the Red Sea, incurring greater shipping costs and delays. For vessels transiting the region, war risk premium increased substantially, and should these attacks restart, we could similarly experience a significant increase in our insurance costs and we may not be adequately insured to cover losses from these incidents. While much uncertainty remains regarding the global impact of the war between Israel and Hamas and others in the Middle East, it is possible that such tensions could result in the eruption of further hostilities in other regions, including in and around the Red Sea, and could adversely affect our business, financial condition, results of operation, and cash flows.

Past terrorist attacks and the ongoing threat of future incidents worldwide continue to instigate uncertainty in the global financial markets, potentially affecting our business, operating outcomes, and financial condition. Recent acts of terror perpetrated by Houthi rebels in the Red Sea region further heighten concerns about the impact on maritime transportation along key routes, such as the Red Sea route, affecting our shipping operations.

Potential conflict between the U.S. and its allies and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels lately), or by potentially closing off or limiting access to the Strait of Hormuz, where a significant portion of the world’s oil supply passes through, or any blocking of the Turkish Straits if vessels carry cargos that exceed the price cap imposed on Russian oil. For example, in January 2020, in response to certain perceived terrorist activity, the United States launched an airstrike in Baghdad that killed a high-ranking Iranian general. Although spillover effects relating to the incident were contained, similar actions and responses increase the risk or conflict in the Strait of Hormuz. Any restriction on access to the Strait of Hormuz, or increased attacks on vessels in the area, could negatively impact our earnings, cash flow, and operating results.

Historical instances indicate that other political conflicts have resulted in attacks on vessels, waterway mining, and other efforts to disrupt global maritime shipping. Import restrictions, including tariffs have historically and could continue to significantly impact global trade and the demand for shipping services. Any of these events could have a material adverse effect on our business, financial condition, cash flows, and operational results.

Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries thereto, may have a material adverse effect on our business and financial statements.

Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, and investment in the territories and countries where we or our customers operate, or the perception that they may occur, can depress shipping demand which may materially adversely affect our business and financial statements. President Donald Trump has indicated that he intends to impose tariffs, including a 60% tariff on goods imported from China and a 10% on all other U.S. imports, which could result in a trade war or limit or reduce trading activity.

There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods, and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs, and other associated costs, which could have an adverse impact on the shipping industry, and thereby on our charterers and their business, operating results, and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Similar or new trade restrictions in the future, or if sanctions are imposed on China, may have a material adverse effect on the shipping markets, which could have an adverse effect our business, results of operations, cash flows, and financial condition, and on the market price of our common shares.

Beginning in February 2022, President Biden and several European leaders also announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which have continued to expand over the past year and which may adversely impact our business. The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States, the EU and other countries has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022, with respect to the maritime transport of crude oil and took effect on February 5, 2023, with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets, and our business.

Following a national referendum and enactment of legislation by the U.K. government, the U.K. formally withdrew from the European Union on January 31, 2020 (“Brexit”), and following a transition period, the U.K. and the European Union entered into a U.K.-EU Trade and Cooperation Agreement (the “Withdrawal Agreement”) on December 30, 2020, to govern their future relationship. These developments and uncertainties have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, operating results and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations. Furthermore, asset valuations and credit ratings may be particularly subject to increased market volatility. Any of these factors could have a significant adverse effect on our business, financial condition, operating results, and prospects.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean, and the Gulf of Guinea region off the coast of Nigeria, which has experienced increased incidents of piracy in recent years. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, the Gulf of Guinea, and the Strait of Malacca, and there has been a recent resurgence of such incidents in the Gulf of Aden. Acts of piracy could result in harm or danger to the crews that man our vessels, or vessels we may acquire, and puts our cargo and vessels at risk of damage or spills. Additionally, if piracy attacks result in regions in which our vessels, or vessels we may acquire, are deployed being characterized as “war risk” zones by insurers or if our vessels, or vessels we may acquire, are deployed in Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew and security equipment costs and other operating expenses, including costs that may be incurred to employ onboard security and armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is, therefore, entitled to cancel the charterparty, a claim that we would likely dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or vessels we may acquire, or an increase in cost or unavailability of insurance for our vessels, or vessels we may acquire, could have a material adverse impact on our business, operating results, cash flows, financial condition, and ability to pay dividends and may result in loss of revenues, increased costs, and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could occur.

We anticipate a significant number of the port calls made by our vessels, or vessels we may acquire, will continue to involve the loading or discharging of cargoes in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition, and operating results, as well as our future prospects. These negative changes in economic conditions may also have a material adverse effects on our cash flow and financial condition, which would affect our ability to meet our current leaseback obligations. If we fail to meet our current leaseback obligations, then the owners of any leased vessels may choose to repossess vessels in our fleet as a result of a default under any sale and leaseback arrangement. In addition, Chinese counterparties to our leaseback obligations may not be willing to adhere to the commercial terms in our contracts if they were to go against a new policy in China. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. Generally, the average GDP growth rate of China over the last ten years remains below pre-2008 levels. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars.” Although the United States and China signed a trade agreement in early 2020, there is no assurance that the Chinese economy will not experience a significant contraction in the future.

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

In addition, although largely alleviated, concerns regarding the possibility of sovereign debt defaults by European Union member countries, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States’ demand for imported goods, many of which are shipped from China. In addition, China is currently seeking repayment of loans from African and Asian developing countries that may not be able to repay those loans. Future weak economic conditions could have a material adverse effect on our business, operating results, financial condition, and ability to pay dividends to our shareholders. Our business, financial condition, operating results, and future prospects will likely be materially and adversely affected by another economic downturn in any of the aforementioned countries and regions.

We may be subject to increased inspection procedures and tighter import and export controls.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure, delay in the loading and off-loading, or delivery of the contents of our vessels, or vessels we may acquire, or the levying of customs duties, fines, or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on us and our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and operating results.

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

As a result of these restrictions, we may need to seek permission from our lenders and other financing counterparties in order to engage in some corporate actions. Our lenders’ and other financing counterparties’ interests may differ from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interests, which may adversely impact our revenues, operating results, and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenants and any security coverage requirements, could lead to defaults under our financing arrangements. Likewise, a decrease in vessel values or adverse market conditions could cause us to breach our financial covenants or security requirements (the market values of tanker vessels have generally experienced high volatility). In the event of a default that we cannot remedy, our lenders and other financing counterparties could then accelerate their indebtedness and foreclose on the respective initial vessels comprising our fleet and other vessels we may acquire. The loss of any of our vessels and other vessels we may acquire could have a material adverse effect on our business, operating results, and financial condition.

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

We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures, and other purposes. As of December 31, 2024 and 2023, we had a total indebtedness of $651.6 million and $698.5 million, respectively, excluding deferred finance fees. Our current or future debt could have other significant consequences on our operations. For example, it could:

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

Worldwide inflationary pressures could negatively impact us.

Inflation could have an adverse impact on our business, financial condition and operating results, both directly through the increase of the operating costs of our vessels and indirectly through its adverse impact on the world economy in terms of increasing interest rates and slowdown of global growth. Worldwide economies have in the recent past experienced inflationary pressures, with price increases seen across many sectors globally. In response to such inflationary pressures, central banks made steep increases in interest rates, which results in increases to the interest rates available to us on any potential new debt financing or refinancing. If central banks continue to increase interest rates, or interest rates otherwise increase significantly, the resulting increase to the interest rates available to us on new debt financings or refinancings we may pursue could adversely affect our ability to complete vessel acquisitions, take advantage of business opportunities or respond to competitive pressures. Furthermore, if inflationary pressures intensify further, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins and result in deterioration of our financial condition.

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

We expect that a limited number of financial institutions will hold our cash including financial institutions that may be located in Greece, the Netherlands, France, Switzerland, Taiwan and Hong Kong.

We expect that a limited number of financial institutions will hold all of our cash, including some institutions located in Greece, the Netherlands, France, Switzerland, Taiwan and Hong Kong. Of the financial institutions located in Greece, none are subsidiaries of international banks. Depending on our cash balance in any our accounts at any given point in time, our balances may not be covered by government-backed deposit insurance programs in the event of default by these financial institutions.

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

The occurrence of any default of any of our banks could have a material adverse effect on our business, financial condition, operating results, and cash flows, and we may lose part or all of our cash that we deposit with such banks.

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

In May 2024, we entered into a new $60.0 million senior secured credit facility for the VLCC vessel Nissos Kythnos with Danish Ship Finance A/S to refinance the Company’s existing facility and for general corporate purposes. This facility is priced at 140 basis points over the applicable Term SOFR (as defined below), until December 2026. Thereafter, a new applicable margin will be mutually agreed between the parties, for the remaining duration of the facility, which matures in six years. If the parties do not agree to a new applicable margin, we will have the ability to prepay the facility at no additional cost or may refinance the facility. If no alternative sources of financing become available, we may need to accept Danish Ship Finance A/S’s proposed new margin, which may be adverse to us and higher than we previously were paying, and which will negatively affect our financial condition, operating results, and cash flows.

Our inability to obtain additional or replacement financing at anticipated costs or at all may materially affect our results of operation, our ability to implement our business strategy, our payment of dividends, and our ability to continue as a going concern.

We are dependent on a limited number of customers for a large part of our revenues.

During 2024, 81% of our revenues were derived from 13 customers. Such agreements subject us to counterparty risks. The ability of such charterers to perform their obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages or other labor disturbances, including as a result of the COVID-19 pandemic, and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities, and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, operating results, and cash flows.

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

The combination of any surplus of tanker vessel capacity, the expected entry into service of new technologically advanced ships, and the expected increase in the size of the world tanker fleet over the next few years may make it difficult to secure substitute employment for any of our vessels if our counterparties fail to perform their obligations under the currently arranged voyage or time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of tanker vessels available at lower charter rates could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly, we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. Because we enter into short-term and medium-term time charters from time to time, we may need to re-charter vessels coming off charter more frequently than some of our competitors, which may have a material adverse effect on our business, operating results, and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

The loss of any of our charterers, voyage or time charters, or vessels, or a decline in payments under our voyage or time charters, could have a material adverse effect on our business, operating results, and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

In addition to charter parties, we may, among other things, enter into contracts for the sale or purchase of secondhand tanker vessels or shipbuilding contracts for newbuildings, provide performance guarantees relating to shipbuilding contracts to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters or refund guarantees from banks and other financial institutions, enter into insurance contracts and interest or exchange rate swaps, or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going tanker shipping industry, and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which, in turn, could have a material adverse effect on our business, operating results, and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

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

As of the date of this Annual Report, we do not have any contracts for newbuilding vessels. We may enter into contracts for newbuilding vessels in the future. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages or delays of equipment, materials, or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, a backlog of orders at the shipyard, design or engineering changes, work stoppages and other labor disputes, adverse weather conditions, or any other events of force majeure. Significant delays could adversely affect our financial position, operating results, and cash flows. If we already committed to a third party the use of the vessel upon construction completion, then we may breach such commitment and be subject to pay related damages, such as any increased costs the counterparty pays to secure an alternate vessel to use. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we may continue to incur costs and expenses related to delayed vessels, such as supervision expenses.

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

The employment of our vessels could be adversely affected by an inability to clear the Oil Majors’ vetting process.

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

While numerous factors are considered and evaluated prior to a vetting decision, the Oil Majors, through their association, Oil Companies International Marine Forum (“OCIMF”), have developed two basic tools for vetting: the Ship Inspection Report Programme (“SIRE”), and the Tanker Management and Self-Assessment (“TMSA”) programme. The former is a physical ship inspection based upon a thorough vessel inspection questionnaire and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a more recent addition to the risk assessment tools used by the Oil Majors.

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

In the case of time charter relationships, additional factors are considered when awarding such contracts, including:

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

Under the terms of our charter agreements, both the vessels and the technical managers are vetted and approved to transport petroleum products by multiple Oil Majors. Any failure to maintain our tanker vessels to the standards required by the Oil Majors could put us in breach of our charter agreement and lead to termination of such agreement and, potentially, could give rise to impairment in the value of our tanker vessels. Should we not be able to successfully clear the vetting process in such circumstances on an ongoing basis, the future employment of our vessels, as well as our ability to obtain charters, whether medium- or long-term, could be adversely affected. Such a situation may lead to the Oil Majors’ terminating any existing charters and refusing to use our vessels in the future, which, in turn, would adversely affect our operating results and cash flows.

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

We and KMC may be unable to attract and retain key management personnel in the shipping industry.

Our success depends to a significant extent upon the abilities and efforts of our senior executives and our Chairman for the management of our activities and strategic guidance, including our ability to retain our management team and the ability of our management to recruit and hire suitable employees. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives or our Chairman or any other key employees for any extended period of time, or KMC’s inability to attract and retain its key personnel or employees, could have an adverse effect on our business and operating results.

Our executive officers do not devote all of their time to our business.

Certain of our executive officers are not required to work full-time on our affairs and are involved in business activities not related to us or that compete with us, which may result in their spending less time than is appropriate or necessary to manage our business successfully. While we estimate that certain of our executive officers may at times spend a substantial portion of their monthly business time on business activities not related to our business, the actual allocation of time could vary significantly from time-to-time depending on various circumstances and needs of the other businesses, such as the relative levels of strategic activities of such businesses. As a result, there could be material competition for the time and effort of our officers who also provide services to other businesses, which could have a material adverse effect on our business, financial condition, operating results and cash flows. Furthermore, such other business activities may create conflicts of interest in matters involving or affecting us, our customers, and our business, and it is not certain that any of these conflicts of interest will be resolved in our favor, which could have a material adverse effect on our business, financial condition, operating results and cash flows.

Labor interruptions that are not resolved in a timely manner may affect us.

KMC is responsible for recruiting our vessels’ senior officers and, mainly through a crewing agent, all other crew members for our vessels and all other vessels we may acquire. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, operating results, cash flows, financial condition, and available cash.

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

We may acquire additional vessels in the future and those vessels may not be delivered on time or may be delivered with significant defects.

We may acquire additional vessels in the future. A delay in the delivery of any vessels to us, the failure of the contract counterparty to deliver a vessel at all, or us not taking delivery of a vessel could cause us to breach our obligations under a related time charter or could otherwise adversely affect our financial condition and operating results. In addition, the delivery of any vessel with substantial defects could have similar consequences.

We may conduct a substantial amount of business in China, whose legal system has inherent uncertainties.

Many of our vessels call to ports in China and we have entered into and may further enter in the future into sale and leaseback transactions with Chinese financial institutions. We do not have any on-shore presence in mainland China or Hong Kong, port calls in mainland China and Hong Kong in the aggregate represented 8% and 4% of our worldwide port calls in 2024 and 2023, respectively. We generated 3% of revenue generated from mainland Chinese and Hong Kong charterers in 2024, whereas in 2023 we did not generate revenues from mainland Chinese and Hong Kong charterers. As of December 31, 2024 and 2023, the aggregate amount of our loans from Chinese lenders, as a percentage of amounts borrowed from all lenders, amounted to 30% and 19%, respectively. Although our charters and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China, and our legal protections available to us in China may be more limited. Charters and any other agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, operating results, and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

A recent proposal by the U.S. to impose new port fees on Chinese-operated vessels, Chinese-built vessels, non-Chinese companies operating Chinese-built vessels and companies with newbuilding orders at Chinese shipyards, and to restrict a percentage of U.S. products to being transported on U.S. vessels could have a material adverse effect on our operations and financial results.

The United States Trade Representative (USTR) has recently put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These proposed actions, should they be enacted, have the potential to dramatically increase the port fees and therefore the overall operating expenses for ships calling at U.S. ports. Specifically, the USTR is proposing a series of service fees that would function as direct increases to port-related costs.

The proposal would include a service fee targeting Chinese operators of up to $1.0 million for each instance a vessel operated by a Chinese entity enters a U.S. port. Alternatively, the fee could be calculated at a rate of up to $1,000 per dwt of the vessel for each port entrance.

Another proposed service fee focuses on operators with fleets comprised of Chinese-built vessels. Under this proposal, fees could reach as high as $1.5 million each time a Chinese-built vessel owned by a non-Chinese operator enters a U.S. port. Furthermore, a tiered fee structure is under consideration, based on the proportion of Chinese-built vessels within an operator’s fleet. Operators with fleets that are 50% or more Chinese-built could face fees of up to $1.0 million dollars per port call; for operators with fleets that are greater than 25% and less than 50% Chinese-built, the fee could be up to $750,000 per port call; and for operators whose fleets have greater than 0% and less than 25% percent Chinese-built vessels, the port fee could reach up to $500,000 per vessel entrance. Another option being considered is an additional fee of up to $1.0 million per port entrance if 25% or more of an operator’s fleet is composed of vessels constructed in China.

A further proposed service fee is aimed at operators with newbuilding orders for Chinese vessels. This fee would be based on the percentage of vessels an operator has ordered from Chinese shipyards or expects to receive from them within the next 24 months. Operators with 50% or more of their vessel orders placed with Chinese shipyards could be charged up to $1.0 million per vessel entrance.  For those with greater than 25% to less than 50% percent of their orders in Chinese shipyards, the fee could reach $750,000, and for those with greater than 0% to less than 25%, it could be up to $500,000 per vessel entrance. Another possibility is a flat fee of up to $1.0 million dollars per port entrance if 25% or more of an operator’s total vessel orders over the next 24 months are with Chinese shipyards.

The actual implementation of these proposed actions remains uncertain. The final form, scope, and effective dates of any measures that are ultimately adopted may significantly differ from the current proposals. Additionally, specifics, such as applicability to sale leaseback arrangements with Chinese leasing financiers, has not been clarified. In a sale leaseback arrangement, the Chinese leasing financiers are the formal owners of the vessels. Furthermore, retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry.

In addition to direct port fee increases, retaliatory actions by China or other countries could indirectly impact port-related costs. For example, China could impose retaliatory port fees or restrictions on vessels of non-Chinese origin calling at Chinese ports, which could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Of the 14 vessels we currently operate, none were constructed in China. However, we have entered into and may further enter in the future into sale and leaseback transactions with Chinese financial institutions. Additionally, we may enter into contracts for the purchase of secondhand tanker vessels constructed in China or shipbuilding contracts for newbuildings constructed in Chinese shipyards. Given the potential magnitude of these proposed port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if measures similar to those that have been proposed are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. ports could materially increase. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

Our revenues are derived substantially from a single segment, the crude oil tanker segment, which exposes us to adverse developments in the crude oil tanker market.

Substantially all of our revenues are derived from a single market, the crude oil tanker segment, and therefore, our financial results depend on the development and growth in this segment. External factors that affect the crude oil tanker market will have a significant impact on our business. Freight rates and asset prices have been volatile. Any adverse development in the crude oil tanker segment would have a material adverse impact on our future performance, operating results, cash flows and financial position. Further, our lack of diversification makes us increasingly vulnerable to adverse developments in the international crude oil tanker market, and this could have a greater material adverse impact on our future performance, operating results, cash flows and financial position than it would if we maintained more diverse lines of business.

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

An increase in operating costs or off - hire days could decrease earnings and available cash.

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

From time to time, we may clean up, and remove relevant sludge from, any one or more of our vessels to permit it to trade potentially more profitable clean products rather than crude products. If we decide to clean any ships, there may be additional off - hire days during the cleaning process. If we decide to clean any vessel, we cannot guarantee that any charter hire received will fully compensate us for the off - hire days and associated costs had we not cleaned the vessel and instead continued to trade them with crude products. In addition, while we intend to include provisions in our charters that makes any charterer responsible for any potential fuel contamination in the event that the cleaning process is not fully successful, we cannot guarantee that there will not be such fuel contamination nor that a third party will not make claims against us in this regard. Any claims made against us may be costly and take management’s time and focus away from our business.

Rising fuel prices may adversely affect our profits.

Fuel is a significant expense if vessels are under voyage charter or if consumed during ballast days. Moreover, the cost of fuel will affect the profit we can earn on the short-term or spot market. Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. Additionally, our returns are impacted by the use of scrubbers, which allow us to consume high-sulfur fuel oil (HSFO) under certain circumstances, as it is typically cheaper than very low sulfur fuel oil (VLSFO). However, if the price differential (spread) between VLSFO and HSFO narrows, the financial benefit of using scrubbers may decline, affecting our overall returns As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical events, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

The aging of our fleet may result in increased operating and capital costs in the future.

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

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. We estimate that our vessels have a useful life of up to 25 years from the date of their initial delivery from the shipyard. In case we acquire secondhand vessels, they are depreciated from the date of their acquisition through their remaining estimated useful life. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels, or vessels we may acquire, to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, operating results, and financial condition will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

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

We carry insurance for all vessels we acquire against those types of risks commonly insured by vessel owners and operators. These insurances include hull and machinery insurance, protection, and indemnity insurance (which includes environmental damage and pollution insurance coverage), freight demurrage and defense (FD&D) insurance, war risk insurance and Kidnap and Ransom (K&R) insurance. Competitive insurance rates can best be obtained when the size, age and trading profile of the fleet are attractive. As a result, rates become less competitive as a fleet ages or downsizes.

We do not currently maintain strike or off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents except in cases of loss of hire up to a limited number of days due to war or a piracy event. Other events that may lead to off-hire periods include natural or man-made disasters that result in the closure of certain waterways and prevent vessels from entering or leaving certain ports. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our operating results and operating cash flow.

Additionally, our charterers may in the future engage in legally permitted trading in locations or with persons which may still be subject to restrictions due to sanctions. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading on such locations or countries or trading with such persons, which could result in reduced insurance coverage for losses incurred by the related vessels. Changes in the insurance markets attributable to the risk of terrorism in certain locations around the world could make it difficult for us to obtain certain types of coverage. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations or countries or as a result of trading with such persons, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, operating results, cash flows and stock price.

We may not be adequately insured to cover losses against all risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or underinsured loss or liability could have a material adverse effect on our business, operating results, cash flows, financial condition, and ability to pay dividends. It may also result in protracted legal litigation.

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

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of KMC, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for third party liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, operating results, and financial condition.

We may be subject to increasing regulation as well as scrutiny and changing expectations from investors, lenders, and other market participants with respect to our Environmental, Social, and Governance, or ESG, and CSRD policies.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders, and other market participants are increasingly focused on ESG practices and, in recent years, have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender, or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

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

On March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by public companies and in public offerings. As an accelerated filer, we may be required to provide the enhanced climate-related disclosures in our annual reports for the year ending December 31, 2026, as well as disclosure of Scope 1 and Scope 2 GHG emissions if they are material, including an independent attestation report. These rules were challenged in federal court and, in April 2024, the SEC announced that it would voluntarily stay the effectiveness of the rules pending judicial review. On February 11, 2025, the acting chairperson of the SEC stated the rules were deeply flawed, and requested the Eighth Circuit Court of Appeals pause the litigation. It is unclear if the rules will be enforced or repealed. Costs of compliance with these new rules may be significant and may have a material adverse effect on our future performance, operating results, cash flows and financial position.

Furthermore, compliance with the Corporate Sustainability Reporting Directive, or CSRD, will likely increase our reporting and administrative costs. The CSRD, adopted by the EU Parliament on November 10, 2022, expands sustainability reporting requirements for both EU and non-EU companies. It mandates detailed disclosures covering not only environmental and climate matters but also social and governance aspects, such as human rights, anti-corruption policies, corporate governance, and diversity and inclusion. The directive applies on a phased basis from 2024 through 2028 to companies that meet specific financial and employee thresholds. As a result, we anticipate significant compliance costs related to developing new systems, hiring personnel, upgrading data management infrastructure, and enhancing reporting procedures to meet these obligations.

Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social, and governance factors. These limitations in both the debt and equity capital markets may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and operating results and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report, and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels, or vessels we may acquire.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility, and physical life. Efficiency includes speed, fuel economy, and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance, and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, or vessels we may acquire, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, or vessels we may acquire, and the resale value of our vessels, or vessels we may acquire, could significantly decrease, which may have a material adverse effect on our future performance, operating results, cash flows, and financial position.

We generate revenues from the trading of our vessels in U.S. dollars, but incur a portion of our expenses in other currencies.

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but certain of our vessel operating expenses and administrative expenses are generated in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our revenues. We currently have only partially hedged our currency exposure, and, as a result, our operating results and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

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

Trading and complementary hedging activities in freight, tonnage, and forward freight agreements subject us to trading risks.

The tanker shipping industry is cyclical with high volatility in charter rates and profitability. We currently charter our vessels principally in the spot or short-term time charter market, being exposed to various unpredictable factors, such as supply and demand of energy resources, global economic and political conditions, natural or other disasters, disruptions in international trade, COVID-19’s resurgence or other pandemic outbreak, environmental and other legal regulatory developments, among others. A long-term contract to charter a vessel might lock us into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. We may decide to enter into one or more forward freight agreements in order to partially hedge our exposure to spot charter rate fluctuations and mitigate any adverse effect this may have in our operating cash flows and dividend policy.

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

We may be exposed to fraudulent behavior.

The risk of fraud is inherent in all industries and is not specific to the shipping industry. However, historically, the shipping industry has involved an increased risk of fraud and fraudulent behavior. We have established a system of internal controls to prevent fraud and fraudulent behavior. However, we cannot be certain that we will not be exposed to fraud or fraudulent behavior, and any such behavior can have a material adverse effect on our future performance, operating results, cash flows and financial position.

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

Any limitation in the availability or operation of one or more of our vessels could have a material adverse effect on our business, operating results and financial condition.

Our current fleet consists of 14 vessels. We depend on these vessels for all of our revenue. If one or more of our vessels is unable to generate revenues as a result of off-hire time, early termination of the applicable time charter or otherwise, our business, operating results, financial condition and ability to pay dividends could be materially adversely affected. Unless we identify and acquire additional vessels, we will rely upon all 14 of these vessels for almost all of our revenue and ability to pay dividends.

Our vessels may be directed to call on ports located in countries that are subject to restrictions imposed by the U.S. or the EU.

From time to time, certain of our vessels, on the instructions of the charterers responsible for the commercial management of such vessels, have called and may again call on ports located in countries or territories, and/or operated by persons, subject to sanctions and embargoes imposed by the U.S. or the EU. The U.S. and EU sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Some sanctions may also apply to transportation of goods (including crude oil) originating in sanctioned countries (particularly Iran, Venezuela, and Russia), even if the vessel does not travel to those countries, or is otherwise acting on behalf of sanctioned persons. Sanctions may include the imposition of penalties and fines against companies violating national law or companies acting outside the jurisdiction of the sanctioning power, themselves becoming the target of sanctions.

In 2024, for example, four of our vessels called on ports in Venezuela an aggregate of five times; we believe that such calls were done in accordance with applicable laws and we had the relevant authorizations and licenses to call on such ports. However, we cannot guarantee that a governmental authority may determine otherwise, or perceive that we did not have the requisite authorizations.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, and we do not, and do not intend to, engage in sanctionable activity, we might fail to comply or may inadvertently engage in a sanctionable activity in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation or sanctionable activity could result in fines or other penalties, or the imposition of sanctions against the Company, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company and negatively affect our reputation and investor perception of the value of our common shares.

The smuggling of drugs or other contraband onto our vessels, or vessels we may acquire, may lead to governmental claims against us.

Our vessels, or vessels we may acquire, may call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels, or vessels we may acquire, are found with contraband, whether inside or attached to the hull of our vessels and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims that could have an adverse effect on our business, operating results, cash flows, financial condition, and ability to pay dividends. Under some jurisdictions, vessels used for the conveyance of illegal drugs could be subject to forfeiture, resulting in forfeiture of the vessel to the government of such jurisdiction.

Maritime claimants could arrest our vessels or vessels we acquire.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims, or damages. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, or vessels we may acquire, could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of any other vessels we may own (which may also include vessels managed by KMC or owned by one of our major shareholders). Any of those events could have an adverse effect on our business, operating results, cash flows, financial condition, and ability to pay dividends.

Governments could requisition our vessels, or vessels we may acquire, during a period of war or emergency.

A government could requisition vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment of such compensation is uncertain. Government requisition of any of our vessels, or vessels we may acquire, could negatively impact our revenues should we not receive adequate compensation. Any of those events could have an adverse effect on our business, operating results, cash flows, financial condition, and ability to pay dividends.

Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, or similar legislation in other jurisdictions, could result in fines, criminal penalties, and an adverse effect on our business.

We operate throughout the world, including countries with a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA and other similar anti-corruption laws. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, and curtailment of operations in certain jurisdictions, and might adversely affect our business, operating results or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

President Trump has signed an executive order to temporarily pause enforcement of potential FCPA in order to assess and then adopt revised guidelines or policies governing investigations and enforcement actions under the FCPA. The FCPA remains valid law in the interim, and any violation of the FCPA during this period may be enforced after the relevant guidelines or policies are passed.

Our information systems may fail or may be subject to security breaches.

The efficient operation of our business is dependent on computer hardware and software systems both onboard our vessels, or vessels we may build or acquire, and at our onshore offices. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information kept on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture, or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, and misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and operating results to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, operating results, and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

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

In July 2023, the SEC adopted rules requiring the mandatory disclosure of material cybersecurity incidents, as well as cybersecurity governance and risk management practices. A failure to disclose could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

A change in tax laws in any country in which we operate could adversely affect us.

Tax laws and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level, such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-operation and Development, or OECD. Numerous countries have implemented and are considering implementation of the OECD’s 15% global minimum tax, which, if applicable to us (the current draft of the rules provided that a global minimum tax could apply companies with more than €750 million in revenues), may materially impact us.

U.S. federal tax authorities could treat us as a “passive foreign investment company.”

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

We believe that we were not a PFIC for our 2024 taxable year and we do not expect to be treated as a PFIC in the current or subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations as a result of us being treated as a PFIC. Under the PFIC rules, unless those shareholders make an election available under the U.S. Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Item 10.E. Taxation — U.S. Federal Income Taxation of U.S. Holders”), such shareholders would be liable to pay U.S. federal income tax at the then-prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares. See “Item 10.E. Taxation — U.S. Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we were treated as a PFIC.

We may be subject to U.S. federal income tax on our U.S. source income.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code.

We believe that we and our subsidiaries qualified for the tax exemption under Section 883 of the Code for our 2024 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year.

We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. As a “foreign private issuer,” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four business days of their occurrence, and we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sale of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Additionally, we will be permitted to disclose compensation information for our executive officers on an aggregate, rather than an individual, basis because individual disclosure is not required under Marshall Islands law. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies. We can also issue any number of shares of any class or series without shareholder consent. As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of certain NYSE requirements. See “Item 16G. Corporate Governance.” These exemptions and scaled disclosure requirements are not related to our status as an emerging growth company, and will continue to be available to us even if we no longer qualify as an emerging growth company, but remain a foreign private issuer. These factors could make our common shares less attractive to some investors or otherwise harm our stock price.

We could lose our foreign private issuer status under U.S. securities laws. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We would then also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may then also be required to modify certain of our policies to comply with good or required governance practices associated with U.S. domestic issuers. Such conversion and modifications will likely involve additional costs. In addition, we would then lose our ability to rely upon exemptions from certain corporate governance requirements of the NYSE that are available to foreign private issuers.

We are subject to changing laws and evolving reporting requirements.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation, or GDPR, and the CSRD may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and continue to invest in, reasonably necessary resources to comply with evolving standards.

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Non-compliance with GDPR may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, and operating results.

Similarly, the CSRD, adopted by the EU Parliament on November 10, 2022, significantly expands sustainability reporting requirements for both EU and non-EU companies. It mandates detailed disclosures covering environmental, social, and governance (ESG) matters, including corporate governance, human rights, anti-corruption policies, and diversity and inclusion. Compliance with the CSRD will require us to enhance our data management systems, reporting procedures, and internal controls, leading to increased administrative and compliance costs. Failure to comply with these new reporting obligations could also result in regulatory scrutiny or penalties.

RISKS RELATING TO OUR COMMON SHARES

An active trading market for our common shares listed in the United States may not develop and you may not be able to resell your common shares at or above the price you pay for them, if at all.

Our common shares are currently traded on Oslo Børs and the NYSE. There can be no assurance that an active trading market for our common shares will develop or be sustained in the United States or Norway, or how the development of such a market might affect the market price for our common shares. The lack of an active trading market may also reduce the fair market value of our common shares. The price at which our common shares trade on the NYSE may or may not be correlated to the price at which our common shares trade on the Oslo Børs. Our share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.

In connection with the admission to trading of our common shares on the NYSE, we changed our listing status on the Oslo Børs from primary to secondary, and applied for an exemption from the Norwegian takeover rules as a result. Such exemption was granted on October 20, 2023, effective from the first day of trading on the NYSE.

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

Our securities are listed on the NYSE, a national securities exchange. The NYSE minimum listing standards require that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements. The average closing price of our common shares over a consecutive 30 trading- day period must be no less than $1.00 per common share. We cannot assure you that our securities will continue to be listed on the NYSE in the future. If the NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	a limited amount of news and analyst coverage for us;
●	a decreased ability for us to issue additional securities or obtain additional financing in the future;

●	limited liquidity for our shareholders due to thin trading; and
●	potential breaches and events of default under certain of our financing agreements.

The NYSE has proposed a new rule that if a listed company fails to comply with the minimum closing price and either effected a reverse stock split over the prior one-year period (regardless of the ratio) or effected a reverse stock splits over the prior two-year period with a cumulative ratio of 200 shares or more to one, then the listed company would not be eligible for any compliance period and would be immediately delisted.

The dual listing of common shares is costly to maintain and may adversely affect the liquidity and value of our common shares.

Our common shares trade on Oslo Børs and on the NYSE. Maintaining a dual listing will generate additional costs, including increased legal, accounting, investor relations, and other expenses that we did not incur prior to the listing of our common shares on the NYSE, in addition to the costs associated with the additional reporting requirements described elsewhere in this Annual Report. We cannot predict the effect of this dual listing on the value of our common shares. However, the dual listing of common shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our common shares on the NYSE. The price of our common shares listed on the NYSE could also be adversely affected by trading in common shares on the Oslo Børs, and vice versa. In addition, the NYSE now settles on a T+1 basis, while settlement on the Oslo Børs remains on a T+2 basis. This has the potential to create arbitrage opportunities with respect to our common shares, which could affect our stock price.

We will incur increased costs as a result of operating as a company that is both publicly listed on Oslo Børs in Norway and on the NYSE in the United States, and our senior management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting commencing for the year ending December 31, 2024. However, while we remain an emerging growth company (or if we become a non-accelerated filer), we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. Once we no longer qualify as an emerging growth company, we may be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Additionally, the SEC has adopted new rules relating to the climate and ESG-related disclosures in companies’ annual reports and registration statements. The rules would add extensive and prescriptive disclosure items requiring companies, including foreign private issuers, to disclose climate-related risks and certain emissions. In addition, the rules require the inclusion of certain climate-related financial metrics in a note to companies’ audited financial statements. In April 2024, the SEC issued a stay of the climate-related disclosure rules pending resolution of the legal challenges. We are currently assessing this rule but at this time we cannot predict the costs of implementation or any potential adverse impacts resulting from the rule. The impact of the ongoing litigation with respect to the content of these rules or the timing of their effectiveness is uncertain. To the extent this rule becomes effective, we could incur increased costs related to the assessment and disclosure of climate-related risks. In addition, enhanced climate disclosure requirements could accelerate the trend of certain stakeholders and lenders restricting or seeking more stringent conditions with respect to their investments in certain carbon intensive sectors.

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

We may fail to develop and maintain proper and effective internal controls over financial reporting.

We are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting each fiscal year. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be potentially required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the Commission following the date we are no longer an “emerging growth company,” as defined in the Securities Act.

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

We may be subject to litigation that may not be resolved in our favor and for which we may not have insurance coverage.

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

An increase in interest rates may cause a corresponding decline in demand for equity investments in general. Any such increase in interest rates or reduction in demand for our shares resulting from other relatively more attractive investment opportunities may cause the trading price of our shares to decline. An increase in SOFR (or any other successor or alternative rate utilized in our financing arrangements), including as a result of the interest rate increases effected by the United States Federal Reserve and the United States Federal Reserve’s hike of U.S. interest rates in response to ongoing inflationary pressures and fluctuations, would affect the amount of interest payable under our existing loan agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow and ability to pay dividends.

We may rely in part on equity issuances, which will not require shareholder approval, to fund our growth, and such equity issuances could dilute your ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future for general corporate purposes or in connection with, among other things, future vessel acquisitions or repayment of outstanding indebtedness, in each case without shareholder approval, in a number of circumstances.

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

If the need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital. If we cannot raise funds on acceptable terms if and when needed, we may not be able to take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, or could have a material adverse effect on our business, operating results, and financial condition, as well as our cash flows, including cash available for distribution to our shareholders.

A possible “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to further price volatility in our common shares.

Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may, in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our common shares may rapidly decline. A short squeeze could lead to volatile price movements in our shares that are not directly correlated to our performance or prospects.

We may issue additional common shares or other equity securities without shareholder approval, which would dilute our existing shareholders’ ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future without shareholder approval whether or not in connection with, among other things, future vessel acquisitions, the repayment of outstanding indebtedness, and the conversion of convertible financial instruments.

Our issuance of additional common shares or other equity securities of equal or senior rank may have the following effects:

•	our existing shareholders’ proportionate ownership interest in us would decrease;
•	the proportionate amount of cash available for dividends payable on our common shares could decrease;
•	the relative voting strength of each previously outstanding common share could be diminished; and

•the market price of our common shares could decline.

Our Chairman and his family have significant influence over us, and control the outcome of many matters on which our shareholders are entitled to vote.

Our Chairman and his brother, Mr. Themistoklis Alafouzos, collectively hold a majority stake in the Company, resulting in them holding a majority of our total voting power. If the two of them vote in the same manner they can control the outcome of many matters on which our shareholders are entitled to vote, including the election of all of our directors and other significant corporate actions, such as mergers, even if they are opposed by our other shareholders. Such concentration of ownership and our corporate governance mechanisms may discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of a premium for their shares and may reduce the price of our common shares. The interests of Mr. Ioannis Alafouzos, Mr. Themistoklis Alafouzos and the Alafouzos family may differ from your interests, and, therefore, they may vote differently from how other shareholders vote and by virtue of their ownership interest be able to approve matters on behalf of us and our shareholders without the consent of other shareholders. In addition, our second amended and restated articles of incorporation permit the holders of a majority of our shares to act by written consent without a meeting and, therefore, the Alafouzos family, if they vote together, will be able to approve matters on behalf of all of our shareholders without the consent of any other persons or shareholders, or the need to call a shareholders’ meeting.

Anti-takeover provisions in our second amended and restated articles of incorporation and third amended and restated bylaws could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying, or preventing a merger or acquisition.

Several provisions of our second amended and restated articles of incorporation and our third amended and restated bylaws contain anti-takeover provisions. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control, and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-takeover provisions could make it difficult for our shareholders to change the composition of our board of directors in any one year, thereby preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay, or prevent a merger or acquisition that some shareholders may consider favorable.

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

Our corporate affairs are governed by our second amendment and restated articles of incorporation, as amended and restated, our third amended and restated bylaws, as amended and restated, and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

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

Marshall Islands law generally prohibits the payment of dividends other than from surplus (but in case there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year), or while a company is insolvent or would be rendered insolvent by the payment of such a dividend or when the declaration or payment would be contrary to any restrictions contained in the articles of incorporation. We may not have sufficient funds, surplus, or net profits to make distributions.

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

Certain shareholders hold registration rights, which may have an adverse effect on the market price of our common shares.

Each of Hospitality Assets Corp. and Glafki Marine Corp. has the right to register common shares for resale pursuant to a registration rights agreement we entered into with them. The resale of those common shares in addition to the offer and sale of the securities included in this registration statement and prospectus may have an adverse effect on the market price of our common shares, especially if a significant number of our common shares are sold in a short period of time.

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

If we fail to comply with our obligations under this legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials or with respect to the Marshall Islands economic substance requirements, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity or struck from the register of companies in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions, and operating results. Accordingly, any implementation of, or changes to, any of the economic substance regulations that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, financial condition or operating results.

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

We do not have the employee infrastructure to manage our operations. As is common with industry practice, our subsidiaries own the vessels in the fleet or charter-in vessels on a bareboat basis from a leasing house, and would be the counterparties to any contracts to construct newbuildings. KMC provides our day-to-day fleet technical management, such as vessel operations, repairs, insurance consulting, supplies, and crewing. We, through our vessel-owning subsidiaries, have also entered into ETS Services Agreements with KMC pursuant to which KMC obtains, transfers and surrenders emission allowances under the EU Emissions Trading Scheme that came into effect on January 1, 2024. Furthermore, our wholly owned subsidiary OET Chartering Inc. has entered into a shared services agreement with KMC to document the mutual exchange of business support in respect of the management of our vessels by way of corporate, accounting, financial and other operational and administrative services. As a result, we depend upon the continued services provided by KMC.

We derive significant benefits from our relationship with KMC and its affiliated companies, including purchasing discounts to which we otherwise would not have access. We would be materially adversely affected if KMC becomes unable or unwilling to continue providing services for our benefit at the level of quality it has provided such services in the past and at comparable costs as it has charged in the past. If we were required to employ a ship management company other than KMC, we cannot offer any assurances that the terms of such management agreements would be on terms as favorable to us in the long term. If KMC suffers material damage to its reputation or relationships it may harm our ability to:

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

The ability of KMC to continue providing services for us and our subsidiaries’ benefit will depend in part on KMC’s own financial strength and KMC’s compliance with applicable laws, including sanctions laws. Circumstances beyond our control, such as regulatory or sanctions violations, could impair the ability of KMC to provide services to us or impact or impair its financial strength. Because KMC is privately held, it is unlikely that information about KMC’s regulatory or sanctions violations or financial strength would become public. As a result, an investor in our common shares might have little advance warning of problems affecting KMC, even though these problems could have a material adverse effect on us.

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

We subcontract the day-to-day technical vessel management of our fleet, including crewing, maintenance, and repair to KMC. We, through our vessel-owning subsidiaries, have also entered into ETS Services Agreements with KMC pursuant to which KMC obtains, transfers and surrenders emission allowances under the EU Emissions Trading Scheme that came into effect on January 1, 2024. Furthermore, our wholly owned subsidiary OET Chartering Inc. has entered into a shared services agreement with KMC to document the mutual exchange of business support in respect of the management of our vessels by way of corporate, accounting, financial and other operational and administrative services. KMC may provide similar services for vessels owned or operated by other shipping companies, and it also may provide similar services to companies with which KMC is affiliated. Notably, KMC provides such services to vessels owned by our Chairman and his brother. These responsibilities and relationships could create conflicts of interest between KMC’s performance of its obligations to us, on the one hand, and KMC’s performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection, among others, with the crewing, supply provisioning, and operations of the vessels in our fleet versus vessels owned or operated by other clients of KMC. In particular, KMC may give preferential treatment or be contractually or otherwise obligated to give preferential treatment to vessels owned or operated by other clients or affiliated companies. In addition, our Chairman and his brother own fleets of ships that are not owned by us and we therefore may be competing for the same charterers or other business opportunities. These conflicts of interest may have an adverse effect on our operating results.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are Okeanis Eco Tankers Corp., an international shipping company incorporated under the laws of the Republic of the Marshall Islands, pursuant to the BCA, on April 30, 2018. The legislation under which Okeanis Eco Tankers Corp. operates is the BCA, and its registered agent and registered address in the Marshall Islands is The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH 96960. Our executive offices are currently located at c/o OET Chartering Inc., Ethnarchou Makariou Ave. & 2 D. Falireos St., 185 47 N. Faliro, Greece and our telephone number at that address is +30 210 480 4200. Our website is www.okeanisecotankers.com. The Commission maintains a website that contains reports, proxy and information statements, and other information that we and other issuers file electronically at www.sec.gov. Information that is or will be on or accessed through such websites does not constitute a part of, and is not incorporated by reference into, this Annual Report.

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

In November 2021, our board of directors authorized a share buy-back plan, pursuant to which we were permitted to repurchase up to $5.0 million of our outstanding common shares in the open market. This plan remains in effect. As of the date hereof, we have purchased 181,809 shares at an average price of NOK71.68, or $8.34 per share for a total amount of $1,515,670. We did not repurchase any shares in 2023 or 2024.

In March 2022, we took delivery of the newbuilding VLCC, Nissos Kea from HHI.

In April 2022, the Company entered into a loan agreement with Okeanis Marine Holdings S.A., an entity controlled by Mr. Ioannis Alafouzos, regarding the acquisition of VLCC vessels Nissos Kea and Nissos Nikouria. Under the agreement, the loaned amount of $17.6 million for each vessel, bore a fixed interest cost of 3.5% per annum and was payable at our sole discretion, up to any date two years from the vessels’ delivery.

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

On January 31, 2024, we executed an agreement for a new $34.7 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Milos from its then sale and lease back financier (the “Milos Facility”). The Milos Facility is provided by a syndicate led by Kexim Asia Limited and the transaction was completed in February, 2024. It is priced at 175 bps over the applicable term SOFR reference rate administered by CME Group Benchmark Administration Limited (“Term SOFR”), matures in six years, will be repaid in quarterly instalments of $0.725 million each, together with a balloon instalment of $17.3 million payable at maturity, will be secured by, among other things, security (mortgage)over the Milos and is guaranteed by the Company.

On January 26 and 29, 2024, we executed amendments to the existing sale and leaseback agreements on the VLCC vessels Nissos Kea and Nissos Nikouria (the “Existing Leases Amendments”) and a new sale and leaseback agreement on the VLCC vessel Nissos Anafi (the “Anafi Lease”), respectively, all with CMB Financial Leasing.

The Anafi Lease, in the amount of approximately $73.5 million, was used to refinance the existing indebtedness of the Nissos Anafi and other general corporate purposes, and was completed in February, 2024. The agreement provides for a bareboat charter with charter hire being paid quarterly, and which matures in seven years. Charter hire will be paid in quarterly installments each consisting of a fixed amount of approximately $1.180 million and a variable amount priced at 190 bps over the applicable Term SOFR. The Anafi Lease includes purchase options for the Company after the first year and throughout the tenor of the lease and is guaranteed by the Company.

The Existing Leases Amendments, which became effective in the first quarter of 2024, provide for a reduction of the pricing of the variable amount of charter hire payable thereunder to 200 bps over the applicable Term SOFR on both vessels, extend maturities to December 2030 for the Nissos Kea and March 2031 for the Nissos Nikouria, and eliminate the previously stipulated early prepayment fees in the case of exercise of the purchase options by the Company after the first year.

In March 2024, we paid an amount of approximately $21.3 million or $0.66 per share via a dividend that was classified as a return of paid-in-capital for purposes of financial accounting only. For more information, see “Item 8. Financial Information — Dividend Policy.”

In March 2024, the Company repaid an amount of $16.7 million concerning the remaining Sponsor’s loan principal amount relating to the acquisition of Nissos Kea. In May 2024, the Company repaid the remaining $17.6 million, related to the acquisition of the Nissos Nikouria.

In May 2024, we entered into a new $60.0 million senior secured credit facility for the VLCC vessel Nissos Kythnos with Danish Ship Finance A/S (the “Nissos Kythnos New Facility”) to refinance the Company’s existing facility and for general corporate purposes. The Nissos Kythnos New Facility is priced at 140 basis points over the applicable Term SOFR, until December 2026. Thereafter, a new applicable margin will be mutually agreed between the parties, for the remaining duration of the facility, which matures in six years. If the parties do not agree to a new applicable margin, the Company will have the ability to prepay the facility at no additional cost. The facility will be repaid in quarterly instalments of approximately $1.041 million each, together with a balloon installment of approximately $35.024 million payable at maturity, is secured by, among other things, security (mortgage) over the Nissos Kythnos, and is guaranteed by us. The facility also includes a sustainability linked margin adjustment provision, starting in 2025, whereby the applicable margin may decrease or increase by 5 basis points per year, subject to the Company meeting certain sustainability linked targets.

In May 2024, we entered into a supplemental agreement to our senior secured credit facility currently financing the VLCC vessel Nissos Donoussa (the “Nissos Donoussa Supplemental Agreement”). The Nissos Donoussa Supplemental Agreement, which became effective in May 2024, provides for a reduction of the margin to 165 basis points over the applicable Term SOFR, through the duration of the facility. No other material terms of the facility have been supplemented or amended.

In June 2024, we paid an amount of approximately $35.4 million or $1.10 per share via a dividend that was classified as a return of paid-in-capital for purposes of financial accounting only. For more information, see “Item 8. Financial Information — Dividend Policy.”

In June 2024, we entered into a new $31.11 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Poliegos from its sale and leaseback financier. The Poliegos New Facility is provided by Bank SinoPac Co., Ltd, and the transaction closed on July 1, 2024. The Poliegos New Facility contains an interest rate of Term SOFR plus 160 basis points, matures in six years, and will be repaid in quarterly instalments of approximately $0.78 million each, together with a balloon instalment of approximately $12.44 million payable at maturity. The Poliegos New Facility is secured by, among other things, security over (mortgage) the Poliegos, and is guaranteed by us.

In September 2024, we paid an amount of approximately $35.4 million or $1.10 per share via a dividend that was classified as a return of paid-in-capital for purposes of financial accounting only. For more information, see “Item 8. Financial Information — Dividend Policy.”

In December 2024, we paid an amount of approximately $14.5 million or $0.45 per share via a dividend that was classified as a return of paid-in-capital for purposes of financial accounting only. For more information, see “Item 8. Financial Information — Dividend Policy.”

Recent Developments

In March 2025, we paid an aggregate amount of approximately $11.3 million, or $0.35 per share, via a dividend. For more information, see “Item 8. Financial Information - Dividend Policy.”

B.	Business Overview

We are an international owner and operator of a modern, fuel-efficient Eco fleet of 14 tanker vessels, comprising six modern Suezmax tankers and eight modern VLCC tankers, focusing on the transportation of crude oil. Our vessels are built in line with Eco standards that consume less bunker fuel than conventional tanker vessels, are equipped with exhaust gas cleaning systems (“scrubbers”) and are built to comply with regulations for ballast water treatment. Our fleet has a carrying capacity of approximately 3.5 million deadweight tons and an average age of 5.4 years as of December 31, 2024. Certain of our vessels are owned by us directly and others are owned by finance leasing houses and bareboat chartered back to us (with an option for us to repurchase the vessels at certain times).

The following table lists the vessels in our fleet as of March 28, 2025:

	Year				Type of
Vessel Name	Built	Dwt	Flag	Yard	Employment
Milos	2016	157,525	Greece	Sungdong	Spot/Short-Term
Poliegos	2017	157,525	Marshall Islands	Sungdong	Spot/Short-Term
Kimolos	2018	159,159	Marshall Islands	JMU	Spot/Short-Term
Folegandros	2018	159,221	Marshall Islands	JMU	Spot/Short-Term
Nissos Sikinos	2020	157,447	Marshall Islands	HSHI	Spot/Short-Term
Nissos Sifnos	2020	157,447	Marshall Islands	HSHI	Spot/Short-Term
Nissos Rhenia	2019	318,953	Marshall Islands	HHI	Spot/Short-Term
Nissos Despotiko	2019	318,953	Marshall Islands	HHI	Spot/Short-Term
Nissos Donoussa	2019	318,953	Marshall Islands	HHI	Spot/Short-Term
Nissos Kythnos	2019	318,953	Marshall Islands	HHI	Spot/Short-Term
Nissos Keros	2019	318,953	Marshall Islands	HHI	Spot/Short-Term
Nissos Anafi	2020	318,953	Marshall Islands	HHI	Spot/Short-Term
Nissos Kea	2022	300,323	Marshall Islands	HHI	Spot/Short-Term
Nissos Nikouria	2022	300,323	Marshall Islands	HHI	Spot/Short-Term

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

KMC provides our vessels with a wide range of shipping services, such as technical support, crew management, maintenance, and insurance consulting in exchange for a daily fee of $900 per vessel, which is reflected under management fees in the consolidated statement of profit or loss and other comprehensive income. For the years ended December 31, 2024 and December 31, 2023, total technical management fees incurred from KMC amounted to $4,611,600 and $4,599,000, respectively. If required by KMC, the daily fee may be increased in line with the relevant annual inflation rates. Each technical management agreement for each vessel can be terminated by either party at any time for cause, including by reason of the other party’s failure to meet its obligations under the agreement or if we sell the vessel or upon the vessel’s loss. Furthermore, KMC has the right to terminate each technical management agreement, subject to 30-days’ advance written notice, in the event of a change of control of the relevant ship-owning entity without KMC’s consent. In each case, unless the cause for termination is KMC’s failure to meet its obligations under the relevant technical management agreement, we are required to continue payment of the management fees thereunder for 36 months from the termination date (or, if a notice of termination for convenience has preceded such for cause termination, 36 months from the date of such notice). The agreement can also be terminated by either party for convenience by giving notice to the other party, following which the agreement shall terminate upon the expiration of 36 months from the date on which notice is received.

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

Our fleet operates globally, serving key oil transportation routes across major trading hubs, including the Americas, Europe, the Middle East, and Asia. For a detailed breakdown of total revenues by geographic market, see Note 23, Revenue, to our annual audited financial statements included in this Annual Report.

We compete with other crude oil tanker owners, including independent owners and large publicly traded shipping companies, based on factors such as charter rates, vessel availability, fuel efficiency, fleet age, and customer relationships. Our competitive position is supported by our modern, eco-efficient fleet equipped with scrubbers, which enhances fuel cost efficiency and regulatory compliance. The basis for our statements regarding our competitive position is derived from publicly available industry data, market research, and internal assessments of our fleet performance compared to industry peers.

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

Customers

Our customers during the last three years include national, regional, and international companies. Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2024, 2023 and 2022 were:

Customer	2024	2023	2022
A	14%	—	18%
B	13%	—	14%
C	—	—	11%
Total	27%	—	43%

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

Disclosure of Activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r), as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain other sanctioned parties. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2024 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2024, our vessels did not complete any port call in Iran, and we are not aware of any vessels owned or controlled by our affiliates completing any port call in Iran or other jurisdictions required to be disclosed pursuant to Section 13(r) of the Exchange Act.

Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that our vessels will not, from time to time in the future on charterer’s instructions, perform voyages which would require disclosure pursuant to Section 13(r) of the Exchange Act.

We currently have no intention to charter our vessels to charterers and sub-charterers, including, as the case may be, Iran-related parties, who may make, or may sub-let the vessels to sub-charterers who may make, port calls to Iran, but we always evaluate and reevaluate our legally available options.

Our Environmental, Social, and Governance, or ESG, Practices

We, together with our technical managers, have been monitoring relevant data for sustainability and ESG according to internationally accepted standards. Consistent with our commitments towards ESG initiatives, in November 2024 we published our ESG Report for 2023 to inform our shareholders of certain of our goals, actions, and performance with respect to ESG issues. The 2023 ESG Report (which is not incorporated by reference herein) was prepared in accordance with the Global Reporting Initiative (GRI 2021 Standards) and the internationally accepted Sustainability Accounting Standards Board (SASB) for Marine Transportation and covers various sustainability aspects, which provide relevant information about ESG issues and includes information regarding our emissions (and certain metrics with respect thereto). We also ascribe to the United Nations Sustainable Development Goals (UN SDGs), which guide our operations, and recognize the importance of the 2030 Agenda for Sustainable Development.

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

Since 2014, the IMO’s Marine Environmental Protection Committee, or the MEPC, amendments to MARPOL Annex I Condition Assessment Scheme, have required compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs. In January 2023, amendments to the ESP Code relating to thickness measurements at the first renewal survey of double hull oil tankers became effective. Additional amendments addressing survey requirements for bulk carriers and oil tankers entered into effect in July 2024. We may need to make certain financial expenditures to comply with these amendments.

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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area, and United States Caribbean Sea area. Recently at the MEPC78, the IMO approved a proposal for a new ECA for the Mediterranean Sea as a whole. These amendments entered into force on May 1, 2024, however ships operating in this ECA will be exempted from compliance with the 0.10% m/m sulfur content standard for fuel oil until July 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and ocean-going vessels trading in ECAs are subject to increased operational costs due to the significantly higher price of the fuel with very low Sulphur content (0.1%m/m) or due to the additional cost entailed by the use of an EGCS. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further herein. Amendments to Annex VI, requiring will require bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective on May 1, 2024. Pursuant to MEPC 80, in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050.

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

MEPC 76 also adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include methodology for calculating the ship’s attained annual operation CII and the required annual operational CII on or before June 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (or HFO) by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition becomes effective on or after July 1, 2029. MEPC 79 adopted additional amendments to Annex VI to revise the DCS and reporting requirements in connection with the implementation of the EEXI and the CII framework; these amendments became effective on May 1, 2024.

MEPC 77 adopted a non-binding resolution that urges EU member states and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. MEPC 81, adopted in March 2024, agreed on a draft outline of an ‘IMO net-zero framework’ for cutting GHG emissions from international shipping, which lists regulations under MARPOL to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. This may include economic mechanisms to incentivize the transition to net-zero. These mechanisms are mid-term GHG reduction measures specified in the initial strategy.

We may incur costs to comply with these revised standards, although it is difficult to predict any such costs. Additional or new conventions, laws, and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, operating results, cash flows, and financial condition.

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

Amendments to SOLAS chapter II-2, intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with SOLAS regulation II-2/4.2.1, will enter into effect January 1, 2026.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing, and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, which entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

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

On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, these Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementing regulations. Until those regulations are final, effective and enforceable, vessels will continue to be subject to the VGP 2013 requirements and USCG ballast water regulations. Until new USCG regulations are final and enforceable, non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard, and state regulations could require the installation of ballast water treatment equipment on our vessels and other vessels we may acquire or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels and other vessels we may acquire from entering U.S. waters. Our vessels are equipped with ballast water treatment systems, which are subject to functionality monitoring and treated ballast water sampling and analysis, in compliance with the requirements stipulated in EPA VGP 2013.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship- source discharges of polluting substances, including minor discharges, if committed with intent, recklessly, or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015, (amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting, and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on March 1, 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting, and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport. Similarly to the EU, the UK adopted its own UK MRV (Monitoring, Reporting and Verification) scheme applicable to all vessels over 5,000 gross tonnage on voyages between UK and non-European Economic Area (EEA) ports and vice versa, between UK ports, and at berth in a UK port.

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector, or ETS, which entered into force on January 1, 2024 and which applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU regulation, which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from June 30, 2026, as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, ETS is to apply gradually over the period from 2024-2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a company wide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who not only assume full compliance for ETS but also under the ISM Code. If the latter contractual arrangement is entered into, this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS is set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). The European Commission has also signaled that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. In addition, the MRV system is also being revised such that the scope of ships to be monitored will now extend to those that are 400GT and more. The reason for this is because the ETS will apply to ships that are between 400GT and 5000GT from circa 2027. Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. From a risk management perspective, new systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance. Moreover, a fuels compliance strategy will also have to be put in place by shipping companies to prepare for compliance with Fuel EU which came into effect on January 1, 2025. As of August 31, 2024, shipping companies should have already submitted their FuelEU monitoring plans to verifiers, demonstrating how they plan to meet the greenhouse gas intensity targets set by the FuelEU Regulation and what monitoring methods and fuels they intend to use.

Responsible recycling and scrapping of ships is becoming an increasingly important issue for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/ 2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. Bangladesh ratified the Hong Kong Convention in June 2023, and this Convention entered into force. Parties to the Convention have two years to implement the requirements of the Convention in their respective jurisdictions and ensure that the highest possible ship recycling standards and in well run and green ship recycling yards are created/maintained. In the meantime, since the Hong Kong Convention will come into force on June 26, 2025, the 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from December 31, 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance.

The new EU Waste Shipment Regulation 2024/1157 came into effect on May 20, 2024 and seeks to clarify the legal framework applicable to the recycling of EU flagged ships. Ships can now be recycled in recycling facilities located outside the OECD, if they meet the requirements of the EU SRR and are added to the EU list. Furthermore, the new Environmental Crime Directive 2024/1203 also came into effect on May 20, 2024 and makes it an offence punishable by substantial fines for unlawful recycling of ships that fall within the scope of SRR as well as imposing obligations regarding shipment of waste, ship-source pollution and the import and export of fluorinated greenhouse gases. Member states have two years to implement this Directive.

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

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive, or the CSRD. EU member states have 18 months to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will apply on a phased basis, starting from the financial year 2024 through 2028, to large EU and non-EU undertakings subject to certain financial and employee thresholds being met. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance. Following the publication of the Omnibus package of proposals on February 26, 2025, which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 is postponed by two years. If implemented into law, the Omnibus package will simplify compliance for SMEs and all companies with up to 1,000 employees and EUR 50 million turnover will be outside the scope of the CSRD. For the companies in scope, the European Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards (ESRS). The proposed provisions in CSRD also create a derogation for companies with more than 1,000 employees and a turnover below EUR 450 million by making the reporting of Taxonomy voluntary, and also, put a stronger emphasis on transition finance by introducing the option of reporting on partial Taxonomy-alignment.

A new Corporate Sustainability Due Diligence Directive (“CSDDD”) was also adopted on July 25, 2024 as part of the Fit for 55 Package and establishes a corporate due diligence duty. CSDDD will apply to large companies with more than 1,000 employees and the turnover threshold €450 million. The aim of this Directive is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules will ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSDDD compliance. Following the publication of the Omnibus proposal on February 26, 2025, CSDDD are now expected to apply from July 2028.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016, and does not directly limit greenhouse gas emissions from ships. In January 2025, President Trump signed an executive order to start the process of withdrawing the United States from the Paris Agreement; the withdrawal will take at least one year to complete.

Additionally, at MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050. These regulations could cause us to incur additional substantial expenses. MEPC 81 took place in March 2024 at which MEPC 81 agreed on an illustration of a possible draft outline of an ‘IMO net-zero framework’ for cutting GHG emissions from international shipping, which lists regulations under MARPOL to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. This may include economic mechanisms to incentivize the transition to net-zero.

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

IMO’s MEPC 76 adopted amendments to MARPOL Annex VI requiring ships to reduce their greenhouse gas emissions. The Revised MARPOL Annex VI entered into force on November 1, 2022. The revised Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI)) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 76 also adopted guidelines to support implementation of the amendments; these amendments became effective on May 1, 2024.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposal that would achieve more comprehensive emissions reductions and add proposed requirements for sources not previously covered. The EPA held a public hearing in January 2023, and in December 2023, the EPA announced a final rule to reduce methane and other air pollutants from the oil and natural gas industry, which rule was published in March 2024. The rule includes “Emissions Guidelines” for states to follow as they develop plans to limit methane emissions from existing sources.

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

A vessel must undergo annual surveys, intermediate surveys, drydockings, and special surveys. In lieu of a special survey/drydocking, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period until a vessel reaches 10 years of age, after which a vessel is required to be specially surveyed/drydocked approximately every 2.5 years. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and operating results.

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

Tanker Newbuilding Prices

The factors which influence newbuilding prices include ship type, shipyard capacity, demand for ships, “berth cover”, i.e., the forward book of business of shipyards, buyer relationships with the yard, individual design specifications, including fuel efficiency or environmental features and the price of ship materials, engine and machinery equipment and particularly the price of steel.

Tanker Secondhand Prices

Secondhand prices are primarily driven by trends in the supply and demand for vessel capacity. During extended periods of high demand, as evidenced by high charter rates, secondhand vessel values tend to appreciate, and during periods of low demand, evidenced by low charter rates, vessel values tend to decline. Vessel values are also influenced by age and specification and by the replacement cost (new-built price) in the case of vessels up to five years old.

The sale and purchase (S&P) market, where vessels are sold and bought through specialized brokers, determines vessel values on a daily basis. The S&P market is generally transparent and liquid, with typically a significant number of vessels changing hands annually.

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

We are a Marshall Islands corporation with principal executive offices located at c/o OET Chartering Inc., Ethnarchou Makariou Ave. & 2 D. Falireos St., 185 47 N. Faliro, Greece. See Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries.

D.	Property, Plants and Equipment

We do not own any real estate property. We maintain our principal executive offices at c/o OET Chartering Inc., Ethnarchou Makariou Ave. & 2 D. Falireos St., 185 47 N. Faliro, Greece. Other than our vessels, we do not have any material property. See “Item 4.B. Business Overview — Our Current Fleet” and “Item 4.B. Business Overview — Environmental and Other Regulations.” For a description of our major encumbrances on our fleet please see “Item 5.B. Liquidity and Capital Resources.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements.”

For a discussion of our results for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5.A. Operating Results — Results of Operations — Year ended December 31, 2023 compared with the year ended December 31, 2022” and “Item 5.B. Liquidity and Capital Resources” contained in our annual report on Form 20-F filed with the SEC on April 30, 2024.

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

Principal Factors Affecting Our Business

The principal factors that affect our financial position, operating results and cash flows include the following:

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

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in tankers rates. Spot charters also expose vessel owners to the risk of declining tanker rates and rising fuel costs in case of voyage charters. Please see “Item 3.D. Risk Factors” for a discussion of certain risks inherent in our business.

Material Accounting Policies

Material accounting policies are those that are both most important to the portrayal of the company’s financial condition and results, and require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. For a description of all our material accounting policies, see Note 4, Summary of Material Accounting Policies, to our annual audited financial statements included in this Annual Report.

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

Commissions

We pay commissions of typically up to 3.75% of the total daily charter hire rate of each charter to unaffiliated ship brokers associated with the charterer, depending on the number of brokers involved with arranging the charter.

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

Drydocking Costs

Drydocking costs relate to regularly scheduled intermediate survey or special survey drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Drydocking costs can vary according to the age of the vessel, the location where the drydock takes place, shipyard availability, local availability of manpower and material, and the billing currency of the yard. Please see “Item 18. Financial Statements — Note 4 — Summary of Material Accounting Policies.” In the case of tankers, drydocking costs may also be affected by new rules and regulations. For further information, please see “Item 4. B. Business Overview — Environmental Regulations.”

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

Inflation

Inflation has had an impact on our vessel operating expenses and corporate overheads. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There is therefore expected to be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn. Interest on our SOFR-based loans (or loans based on another reference rate or its successor) can increase following any interest rate hikes undertaken by financial authorities (such as central banks) in response to, among other things, inflation.

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

Main components of managing our business and main drivers of profitability

The management of financial, general and administrative elements involved in the conduct of our business and ownership or operation of our vessels requires the following main components:

●	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
●	management of our accounting system and records and financial reporting;
●	administration of the legal and regulatory requirements affecting our business and assets;
●	management of the relationships with our service providers and customers; and
●	general and administrative expenses.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

●	charter rates and periods of charter hire for our tanker vessels;
●	utilization of our tanker vessels (earnings efficiency);
●	levels of our tanker vessels’ operating expenses and drydocking costs;
●	depreciation and amortization expenses;
●	financing costs; and
●	fluctuations in foreign exchange rates.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We continue to qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

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

In addition, as a foreign private issuer and an emerging growth company, we are permitted to provide less detailed disclosure regarding executive compensation. Thus, for so long as we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to not be subject to more stringent executive compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer. See “Item 16G. Corporate Governance.”

Results of Operations

Year ended December 31, 2024 compared with the year ended December 31, 2023

Revenue

(In millions of U.S. dollars)	2024	2023	Decrease
Revenue	393.2	413.1	5%

Revenue was $393.2 million for the year ended December 31, 2024, a decrease of $19.9 million, from $413.1 million for the year ended December 31, 2023. The decrease in revenue was primarily due to lower employment rates for the vessels. There was an 11% average decrease in Daily Time Charter Equivalent Rates resulting from the spot employment of the fleet to $52,898 for the year ended December 31, 2024, from $59,281 for the year ended December 31, 2023.

Commissions

(In millions of U.S. dollars)	2024	2023	Decrease
Commissions	(4.0)	(5.8)	31%

Commissions were $4.0 million for the year ended December 31, 2024, a decrease of $1.8 million, from $5.8 million for the year ended December 31, 2023. The decrease in broker’s commissions is attributable to the weaker voyage charter market, which resulted into the decreased revenue for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Voyage expenses

(In millions of U.S. dollars)	2024	2023	Increase
Voyage expenses	(127.2)	(109.6)	16%

Voyage expenses were $127.2 million for the year ended December 31, 2024, an increase of $17.6 million, from $109.6 million for the year ended December 31, 2023. Under voyage charters, the majority of voyage expenses are generally borne by us, whereas for vessels under time charters such expenses are borne by the charterer.

The increase in voyage expenses was primarily due to the employment of our vessels under voyage charters and consequently higher bunker fuel cost and port expenses as compared with the corresponding period in 2023. More specifically, the utilization of the Company’s vessels in the voyage charter market increased to 97% for the year ended December 31, 2024 from 80% for the year ended December 31, 2023.

Fuel cost increased from $76.2 million for the year ended December 31, 2023 to $88.7 million for the year ended December 31, 2024. The increase was primarily due to shorter voyages in miles, which led to higher consumption of MGO, a more expensive fuel compared to HSFO.

Port expenses increased from $30.4 million for the year ended December 31, 2023, to $34.7 million for the year ended December 31, 2024. The increase was mainly due to the increased days operating in voyage charter to 4,954 days for the year ended December 31, 2024 compared to 4,008 days for the year ended December 31, 2023.

Vessel operating expenses

(In millions of U.S. dollars)	2024	2023	Increase
Vessel operating expenses	(42.4)	(41.7)	2%

Vessel operating expenses were $42.4 million for the year ended December 31, 2024, an increase of $0.7 million, from $41.7 million for the year ended December 31, 2023. The increase was mainly due to inflation.

Management fees

(In millions of U.S. dollars)	2024	2023	Increase
Management fees	(4.6)	(4.6)	—%

Management fees remained unchanged at $4.6 million for the year ended December 31, 2024 compared to $4.6 million for the year ended December 31, 2023. The stability in management fees is attributed to the unchanged daily management fee and the number of vessels being the same in both 2024 and 2023.

Depreciation and amortization

(In millions of U.S. dollars)	2024	2023	Increase
Depreciation and amortization	(41.1)	(40.4)	2%

Depreciation and amortization was $41.1 million for the year ended December 31, 2024, an increase of $0.7 million, from $40.4 million for the year ended December 31, 2023. The increase in depreciation and amortization was due to the higher amortization of the six new drydocks completed in 2024 amounting in total to $0.7 million.

General and administrative expenses

(In millions of U.S. dollars)	2024	2023	Increase
General and administrative expenses	(10.9)	(9.9)	10%

General and administrative expenses were $10.9 million for the year ended December 31, 2024, an increase of $1.0 million, from $9.9 million for the year ended December 31, 2023. The increase in general and administrative expenses was primarily due to increased costs related to shore based employee related expenses.

Other income/(expenses)

(In millions of U.S. dollars)	2024	2023	Decrease
Other income/(expenses)	(54.1)	(55.9)	3%

Other expenses, net were $54.1 million for the year ended December 31, 2024, a decrease of $1.8 million, from $55.9 million for the year ended December 31, 2023. Other income/(expenses) primarily consists of interest income/expense, other finance costs, realized/unrealized gain/loss from derivative instruments, gain from modification of loans, as well as various other expenses.

The decrease in other expenses, net was primarily due to (1) lower interest expense in 2024 due to a decrease in average indebtedness; in particular, interest expense and other finance cost was $57.1 million for the year ended December 31, 2024, compared to $61.2 million for the year ended December 31, 2023; (2) an increase of $1.8 million due to the gain arising from amendments of our existing loans to reduce the margin payable thereunder and the changes in the installment structure and maturity dates; offset by (1) realized/unrealized net loss from derivatives of $1.5 million for the year ended December 31, 2024 compared to $0.5 million net gain for the year ended December 31, 2023, by (2) interest income of $3.4 million for the year ended December 31, 2024 compared to $4.1 million for the year ended December 31, 2023; and by (3) foreign exchange loss of $0.7 million for the year ended December 31, 2024, compared to a foreign exchange gain of $0.7 million for the year ended December 31, 2023.

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

In the future, we may require capital to fund acquisitions or to improve or support our ongoing operations and debt structure, particularly in light of economic conditions resulting from geopolitical conflict and wars, including the Russian/ Ukraine conflict and potential hostilities in the Middle East, and general conditions in the tanker market. We may from time to time seek to raise additional capital through equity or debt offerings, selling vessels or other assets, pursuing strategic opportunities, or otherwise. We may also from time to time seek to incur additional debt financing from private or public sector sources, refinance our indebtedness or obtain waivers or modifications to our credit agreements to obtain more favorable terms, enhance flexibility in conducting our business, or otherwise. We may also seek to manage our interest rate exposure through hedging transactions. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. However, if market conditions are unfavorable, we may be unable to accomplish any of the foregoing on acceptable terms or at all.

Our medium- and long-term liquidity requirements relate to the operation and maintenance of our vessels, including covering costs of compliance with existing or future environmental or other regulations, which may be material. Sources of funding for these requirements include cash flows from operations or new debt financings if required.

As of December 31, 2024, we had an indebtedness of $651.6 million, which after excluding unamortized financing fees amounts to a total indebtedness of $645.6 million.

As of December 31, 2023, we had an indebtedness of $698.5 million, which after excluding unamortized financing fees amounts to a total indebtedness of $693.3 million.

As of December 31, 2024, our cash and cash equivalent balances amounted to $54.3 million, primarily held in U.S. Dollar accounts, $4.9 million of which are classified as restricted cash.

As of December 31, 2023, our cash and cash equivalent balances amounted to $54.9 million, held in U.S. Dollar accounts, $4.9 million of which are classified as restricted cash.

As of December 31, 2024 and December 31, 2023, we did not have any material commitments for capital expenditures and we do not expect to have any other requirement or obligation, to which we should allocate capital resources.

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

As of the date of this Annual Report we have no contractual commitments for the acquisition of any vessel. Our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after December 31, 2024.

Working Capital Requirements and Sources of Capital

Working capital, which is current assets, minus current liabilities, amounted to approximately $ 46.2 million as of December 31, 2024 and $32.3 million as of December 31, 2023. If we are unable to satisfy our liquidity requirements, we may not be able to continue as a going concern. All of our vessels are pledged as collateral to the banks (or are directly owned by a leasing house), and therefore if we were to sell one or more of those vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining outstanding loan and credit arrangements.

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

We believe that our cash flows from operations, amounts available for borrowing under our financing agreements and our cash balance will be sufficient to meet our existing liquidity requirements for at least the next twelve months from December 31, 2024. Please see Note 12, Long-Term Borrowings, to our consolidated financial statements for additional information about our indebtedness.

Cash Flows

As of December 31, 2024, our cash and cash equivalent balances amounted to $54.3 million, $4.9 million of which were classified as restricted cash. As of December 31, 2023, our cash and cash equivalent balances amounted to $54.9 million, $4.9 million of which were classified as restricted cash. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars and Euros.

Net Cash from Operating Activities

Net cash from operating activities decreased by $11.2 million to $162.8 million for the year ended December 31, 2024, compared to $174.0 million for the year-ended December 31, 2023. Net cash from operating activities consisted of profit after non-cash items of $201.8 million and $241.4 million for the year ended December 31, 2024 and 2023, respectively, plus an increase in working capital of $14.4 million during 2024 and a decrease of $7.7 million during 2023 minus interest paid of $53.4 million during 2024 and $59.7 million during 2023, respectively. The major drivers of the change of net cash provided by operating activities are the decreased inflows related to revenues of $19.8 million in 2024 compared to 2023, the increased outflows related to vessel voyage expenses of $17.6 million in 2024 compared to 2023 and the decreased outflows related to interest expense of $4.1 in 2024 compared to 2023. The major drivers of the cash inflow of the working capital during 2024 are the decreased receivables of $17.6 million compared to increased receivables of $5.8 million in 2023, which are a result of the weaker spot rates that prevailed during the period, and the decreased payables of $4.4 million, which are a result of the timing of payables settlement, compared to increased payables of $10.9 million in 2023.

Net Cash used in/ provided by Investing Activities

Net cash from investing activities was as follows:

For the year-ended December 31, 2024, net cash used in investing activities was $7.9 million primarily due to increased payments for special survey and drydocking costs of $11.2 million plus a minor increase due to refinanced credit facilities counterbalanced by an increase in interest income received from time deposits of $3.3 million resulting from rising interest rates.

For the year ended December 31, 2023, net cash provided by investing activities was $1.0 million as a result of (a) the increase in interest income received from time deposits of $2.2 million resulting from rising interest rates and (b) the reduction of restricted cash of $2.0 million as a result of the Kimolos, Nissos Donoussa, Nissos Kythnos, Nissos Sifnos and Nissos Sikinos refinancings, partially offset by payments for drydock expenses for Kimolos and Folegandros of $3.3 million.

Net Cash used in Financing Activities

Net cash used in financing activities was $154.7 million for the year-ended December 31, 2024, deriving mainly from: (a) the prepayment of loans relating to the sponsor loan and to the financing of Milos, Poliegos, Nissos Kythnos and Nissos Anafi, amounting to $34.2 and to $167.0 million respectively, (b) dividends (which were classified for accounting purposes as a return of capital) of $106.6 million in the aggregate, (c) the payment of scheduled loan instalments of $44.9 million, (d) the payment of loan financing fees of $1.3 million counterbalanced by (a) the refinancing of loans relating to Milos, Poliegos, Nissos Kythnos and Nissos Anafi amounting to $199.3 million.

Net cash used in financing activities was $207.1 million for the year-ended December 31, 2023, deriving from: (a) the refinancing of loans relating to Kimolos, Folegandros, Nissos Keros, Nissos Sifnos and Nissos Sikinos amounting to $197.0 million, (b) the repayment of loans relating to the financing of Kimolos, Folegandros, Nissos Keros, Nissos Sifnos and Nissos Sikinos, amounting to $197.5 million, (c) the prepayment of the Company’s scrubber loan in the amount of $1.4 million, (d) a return of paid-in-capital of $159.4 million, (d) the payment of scheduled loan instalments of $44.5 million and (e) the payment of loan financing fees of $1.4 million.

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

Credit Facilities and Financing Obligations

As of December 31, 2024 and December 31, 2023, we had $651.6 million and $698.5 million, respectively, of outstanding borrowings under our credit facilities and financing obligations described below as shown in the following table:

	Amount	Amount
	outstanding at	outstanding at
	December 31,	December 31,
In thousands of U.S. dollars	2024	2023
$125.7 Million Secured Term Loan Facility - Nissos Donoussa	$55,134	$116,670	(4)
$58.0 Million Secured Term Loan Facility – Nissos Anafi	$—	$44,500	(1)
$113.0 Million Secured Term Loan Facility – Kimolos, Folegandros and Nissos Keros	$99,800	$108,600
$84.0 Million Secured Term Loan facility – Nissos Sikinos and Nissos Sifnos	$76,125	82,425
$56.0 Million Sale and Leaseback Agreement – Milos	$—	$35,016	(2)
$34.7 Million Secured Term Loan Facility – Milos	$32,525	$—
$54.0 Million Sale and Leaseback Agreement – Poliegos	$—	$32,255	(3)
$167.5 Million Sale and Leaseback Agreements – Nissos Rhenia and Nissos Despotiko	$104,259	$111,108
$194.0 Million Sale and Leaseback Agreements – Nissos Kea and Nissos Nikouria	$126,403	$133,679
$73.5 Million Sale and Leaseback Agreement — Nissos Anafi	$69,908	$—
$31.1 Million Secured Term Loan Facility – Poliegos	$29,555	$—
$60.0 Million Secured Term Loan Facility - Nissos Kythnos	$57,919	$—
$35.1 Million Unsecured Term Loan with Okeanis Marine Holdings S.A.	$—	$34,233
Total	$651,628	$698,486
(1)	This secured term loan facility was repaid in February 2024, and a new sale leaseback transaction was entered into.
(2)	We exercised our right to repurchase the vessel in February 2024 and therefore this sale and leaseback agreement is no longer in effect.
(3)	This sale and leaseback agreement was repaid in July 2024.

(4)This secured loan facility related to the Nissos Donoussa and the Nissos Kythnos. The Nissos Kythnos tranche was repaid in May 2024.

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

$103.2 Million Secured Term Loan Facility

On September 9, 2020, we, through two of our vessel-owning subsidiaries, Omega Six Marine Corp. and Omega Ten Marine Corp., entered into an approximately $103.2 million secured term loan facility with KEXIM Bank (UK) Limited to finance our acquisition of Nissos Sikinos and Nissos Sifnos, which we amended and restated on July 6, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to the Term SOFR, subject to (i) a mandatory switch mechanism to the daily non-cumulative compounded SOFR (“Compounded SOFR”) and (ii) the borrowers’ option to switch the interest rate to Compounded SOFR. The facility was comprised of a KEXIM facility of up to $61,924,800 and a commercial facility of up to $41,283,200. Each of the two tranches of the KEXIM facility bore interest at Term SOFR (previously LIBOR) plus a margin of 1.80% per annum and a credit adjustment spread (“CAS”) of 0.26161% per annum relating to the transition from LIBOR, was repayable in 48 equal consecutive quarterly installments of $645,050, and had a final maturity date of September 11 and September 23, 2032 (each tranche respectively). Each of the two tranches of the commercial facility bore interest at Term SOFR (previously LIBOR) plus a margin of 2.20% per annum and a CAS of 0.26161% per annum relating to the transition from LIBOR, was repayable in 20 equal consecutive quarterly installments of $206,416, with a balloon payment of $16,513,280 due upon maturity, and had a final maturity date of September 11 and September 23, 2025 (each tranche respectively). This facility was secured by, among other things, a first priority mortgage on each of Nissos Sikinos and Nissos Sifnos and was guaranteed by us. This loan was prepaid in September 2023.

$125.7 Million Secured Term Loan Facility

On May 23, 2022, we, through two of our vessel-owning subsidiaries, Anassa Navigation S.A. and Nellmare Marine Ltd., entered into an approximately $125.7 million secured term loan facility with the National Bank of Greece to refinance the then-existing indebtedness on our vessels, Nissos Kythnos and Nissos Donoussa, which agreement we amended on June 29, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to Term SOFR, subject to the borrowers’ option to switch the interest rate to the cumulative compounded SOFR. The facility has a final maturity date of May 25, 2029 and bears interest at SOFR (previously LIBOR) plus a margin of 2.50% per annum. The margin may be increased following discussions between the lender and the borrowers if it is determined that, pursuant to the sustainability certificate provided by ourselves to the lender annually, (1) the weighted average of the efficiency ratio of all fleet vessels (using the parameters of fuel consumption, distance travelled and deadweight at maximum summer draught, reported in unit grams of CO2 per ton per mile) for that calendar year, as certified by an approved classification society, is equal to or above the target set for the relevant year and (2) the weighted average percentage of the total waste incinerated on board for all fleet vessels in that calendar year (calculated in line with Class Approved Plans & Record Books, MARPOL Annex I — “Oil Record Book” (endorsed by Flag Administration) & “Fuel Management Plan” (approved by class) and MARPOL Annex V — “Garbage Record Book” & “Garbage Management Plan” (approved by class)) is equal to or above the target set for the relevant year. The amount of any increase in the margin will be based on discussions between the lender and the borrowers. Other than as set out above, there will be no other assessment of the information contained in any sustainability certificate and the sustainability certificates themselves will not be made publicly available unless we deem them to be material. Each of the two tranches of the facility was repayable in 28 quarterly installments, the first 8 of which are $750,000 and the next 20 of which are $850,000, with a balloon payment of $39,835,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on the Nissos Donoussa and is guaranteed by us. The tranche relating to the Nissos Kythnos was repaid by us on May 24, 2024.

On May 21, 2024, we entered into a supplemental agreement to the existing senior secured credit facility financing the VLCC vessel Nissos Donoussa. The supplemental agreement provides for a reduction of the margin to 165 basis points over the applicable Term SOFR, through the duration of the facility.

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

$54.0 Million Sale and Leaseback Agreement — Poliegos

On June 8, 2017, we, through one of our subsidiaries, Omega Two Marine Corp., entered into a $47.2 million sale and leaseback agreement with Ocean Yield with respect to our vessel, Poliegos, which included a $6.8 million non-cash element. The charter period was 168 months from the delivery date and the charter hire was paid monthly, in advance, in a cash amount equal to $11,550 per day plus a non-cash amount of $1,368.93 per day (which is set off against the $7.0 million prepaid hire that we made). On April 27, 2023, we entered into an addendum to the bareboat charter to amend the provisions of the bareboat charter in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire was subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum, relating to the transition from LIBOR. The charter was guaranteed by us, and we have permitted a mortgage to be filed regarding the finance lease, as well as entered into assignment of earnings, assignment of insurances, charter guarantee, pledge of account and a manager’s undertaking. We also had the option to repurchase the vessel at the end of years 7, 10, and 12, and at purchase option prices that range from $31.1 million to $17.2 million at the end of year 12. The vessel was delivered in June 2017. We repurchased the Poliegos in July 2024, and therefore this sale and leaseback arrangement is no longer in effect.

$31.1 Million Secured Term Loan Facility

On June 20, 2024, we, through Omega Two Marine Corp., entered into a new $31.11 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Poliegos from its sale and leaseback financier, Ocean Yield (the “Poliegos New Facility”). The Poliegos New Facility is provided by Bank SinoPac Co., Ltd, and the transaction closed on July 1, 2024. The Poliegos New Facility contains an interest rate of Term SOFR plus 160 basis points, matures in six years, and will be repaid in quarterly instalments of approximately $0.78 million each, together with a balloon instalment of approximately $12.44 million payable at maturity. The Poliegos New Facility is secured by, among other things, security (mortgage) over the Poliegos, and is guaranteed by us.

$167.5 Million Sale and Leaseback Agreements — Nissos Rhenia and Nissos Despotiko

On February 10, 2018, we, through two of our subsidiaries, Omega Five Marine Corp. and Omega Seven Marine Corp., entered into approximate $150.52 million sale and leaseback agreements with Ocean Yield with respect to our vessels, Nissos Rhenia and Nissos Despotiko.

The charter period for each of the Nissos Rhenia and Nissos Despotiko is 180 months from respective delivery and the charter hire for the each such ship is paid monthly, in advance, in a cash amount equal to $18,600 per day per ship for the first five years from the delivery date and $18,350 per day per ship from year six until the end of the charter period, subsequently amended to $18,600 per day per ship for the first two years, $25,200 per day for Nissos Rhenia and $23,336 for Nissos Despotiko for years three and four and $17,200 per day per ship for year five until the end of the charter, plus a non-cash amount of $1,734 per day per ship (which is set off against the $9.5 million prepaid hire that we made for each ship). On April 27, 2023, we entered into an addendum to each bareboat charter to amend the provisions of such bareboat charters in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire is subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum (for three-month periods) or 0.71513% per annum (for twelve-month periods), as applicable, relating to the transition from LIBOR. Each charter is guaranteed by us, and we have permitted a mortgage to be filed regarding the finance lease. Ocean Yield has registered mortgages on both vessels, with amounts not exceeding the lease outstanding amounts. Additionally, we have entered into assignment of insurances, assignment of management agreement, charter guarantee, pledge of account, pledge of shares of the bareboat charterer, a manager’s undertaking and a time charter general assignment. We also have the option to repurchase each or both vessels at the end of years 7, 10, 12 and 14, in varying amounts per ship from $49.8 million to $14.2 million. The Nissos Rhenia was delivered in May 2019 and the Nissos Despotiko was delivered in June 2019.

$194.0 Million Sale and Leaseback Agreements — Nissos Kea and Nissos Nikouria

On March 21, 2022, we, through two of our subsidiaries, Ark Marine S.A. and Theta Navigation Ltd, entered into an approximate $145.5 million sale and leaseback agreements with CMB Financial Leasing Co., Ltd. (“CMBFL”), with respect to our vessels, Nissos Kea and Nissos Nikouria. On June 29, 2023 and on January 26, 2024, respectively, we entered into amendment and restatement agreements of each bareboat charter to amend certain provisions of the bareboat charters The charter period for each of the vessels is 84 months from December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria) and charter hire is payable quarterly as follows: (a) from the delivery date of each vessel and up to and including December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to the Nissos Nikouria), a fixed amount equal to $909,375 plus a variable amount by priced at 260 basis points (being 2.45% as margin and 0.15% as CAS) over the applicable three-month Term SOFR, and (b) following December 31, 2023, with respect to Nissos Kea, and March 3, 2024, with respect to the Nissos Nikouria, a fixed amount equal to $909,375 plus a variable amount priced at 200 basis points over the applicable three-month Term SOFR. The first part of the sale and leaseback relating to the delivery of Nissos Kea was drawn on March 31, 2022 and matures on the date falling 84 months from December 31, 2023 and the second part of the sale and leaseback relating to the delivery of Nissos Nikouria was drawn on June 3, 2022 and matures on the date falling 84 months from March 3, 2024. According to each bareboat charter, the Company has a purchase option that it can exercise annually as from December 31, 2024 (with respect to Nissos Kea) and March 3, 2025 (with respect to Nissos Nikouria). If the purchase option date falls after the first but prior to the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel is an amount equal to the opening capital balance i.e., $72,750,000 amount drawn per vessel (75% of the purchase price) minus charter hire paid (the “owner’s costs”), plus (a) accrued but unpaid charter hire, (b) breakfunding costs including any swap costs, (c) legal and other documented costs of the owner to sell the relevant vessel, and any other additional amounts due under the sale and leaseback documentation. If the purchase option date falls on the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel is an amount equal to $40,921,875 (the “amended owner’s costs”), plus (a) accrued but unpaid charter hire, (b) and other documented costs of the owner to sell the relevant vessel, and (c) any other additional amounts due under the sale and leaseback documentation. Each charter is guaranteed by us, and we have permitted a mortgage to be filed regarding the finance lease (if desired by the counterparty) as well as entered into an account charge, general assignment, pledge of shares of the bareboat charterer, a builder’s warranties assignment, and a manager’s undertaking.

$73.5 Million Sale and Leaseback Agreement — Nissos Anafi

On January 29, 2024, we, through one of our subsidiaries Moonsprite Shipping Corp., entered into an approximately $73.5 million sale and leaseback agreements with CMBFL, with respect to our vessel Nissos Anafi. The charter period is 84 months from the vessel’s delivery date and charter hire is payable quarterly in a fixed amount equal to approximately $1.2 million plus a variable amount priced at 190 basis points over the applicable three-month Term SOFR. We also have the option to repurchase the vessel, such option being exercisable quarterly following the one-year anniversary of the vessel’s delivery. If the purchase option date falls prior to the seventh anniversary of the date of the vessel’s delivery, the purchase option price is an amount equal to the opening capital balance (i.e. $73,450,000 (being 65% of the purchase price) minus the fixed amount of charter hire paid on the purchase date (the “owners’ costs”), plus (a) accrued but unpaid charter hire, (b) legal and other documented costs of the owner to sell the vessel, (c) any break-funding costs, and (d) any other additional amounts due under the sale and leaseback documentation. The charter is guaranteed by us, and we have permitted a mortgage to be filed regarding the finance lease (if desired by the counterparty) and we have also entered into an account charge and a pledge of the shares of the bareboat charterer.

$11.0 Million Scrubber Financing

On June 25, 2019, we entered into an $11.0 million facility agreement with BNP Paribas, with four of our subsidiaries, Therassia Marine Corp., Ios Maritime Corp., Omega Three Marine Corp. and Omega Four Marine Corp., acting as guarantors, in order to finance the installation of scrubbers on six vessels in our fleet, namely, Nissos Therassia, Nissos Schinoussa, Kimolos, Folegandros, Milos and Poliegos. In July 2020, the second priority mortgage over Kimolos and all the other additional second priority securities were released upon full repayment of the Kimolos tranche. In June 2021, the Nissos Therassia and Nissos Schinoussa were sold and the second priority mortgages and all the other additional second priority securities over these vessels were released upon full prepayment of their respective loan tranches. The facility bore interest at LIBOR plus a margin of 2.0% per annum and had a final maturity date of December 30, 2024. Each of the six tranches of the facility was for an amount of $1,833,333 and was repayable in 15 equal quarterly installments of $114,583 and a final quarterly payment of $114,588, in each case commencing 12 months after the date the relevant tranche is utilized. The facility was secured by, among other things, a second priority mortgage over Folegandros, a second priority security over the ship’s earnings, a first priority security over an earnings account and a second priority manager’s undertaking. This loan was prepaid in June 2023.

$35.1 Million Unsecured Sponsor Loan

On April 18, 2022, we (on behalf of two of our subsidiaries, Ark Marine S.A. and Theta Navigation Ltd), entered into an unsecured loan facility with Okeanis Marine Holdings S.A., an entity controlled by Mr. Ioannis Alafouzos (on behalf of its subsidiaries Felton Enterprises S.A. and Sandre Enterprises S.A.), relating to the acquisition of the vessels Nissos Kea and Nissos Nikouria. Under the agreement, the loaned amount of approximately $17.6 million for each vessel bears a fixed interest cost of 3.5% per annum and is repayable at our sole discretion without penalty, up to the maturity date of two years from the relevant vessel’s delivery. We repaid this facility in March and May 2024.

$60.0 Million Secured Term Loan Facility

On May 21, 2024, we, through Anassa Navigation S.A., entered into a new $60.0 million senior secured credit facility for the VLCC vessel Nissos Kythnos with Danish Ship Finance A/S to refinance the Company’s existing facility and for general corporate purposes. The Nissos Kythnos New Facility is priced at 140 basis points over the applicable Term SOFR, until December 2026. Thereafter, a new applicable margin will be mutually agreed between the parties, for the remaining duration of the facility, which matures in six years. If the parties do not agree to a new applicable margin, the Company will have the ability to prepay the facility at no additional cost. The facility will be repaid in quarterly instalments of approximately $1.041 million each, together with a balloon installment of approximately $35.024 million payable at maturity, is secured by, among other things, security (mortgage) over the Nissos Kythnos, and is guaranteed by us. The facility also includes a sustainability linked margin adjustment provision, starting in 2025, whereby the applicable margin may decrease or increase by 5 basis points per year, subject to the Company meeting certain sustainability linked targets.

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

Loan Covenants

Our credit facilities and financing obligations discussed above, have, among other things, the following financial covenants relating to the Company as guarantor, as amended or waived, the most stringent of which, as of the date of this Annual Report, require us to maintain:

●	minimum corporate liquidity, being the higher of $10,000,000 and $750,000 per vessel, in the form of free and unencumbered cash and cash equivalents;
●	a consolidated net worth of more than $100,000,000;
●	a leverage ratio of total liabilities to the carrying value of total assets (adjusted for the vessel’s fair market value) of no more than 75%; and

●	the listed status of our common shares on an exchange operated by the Oslo Børs, the NYSE or on such other acceptable stock exchange.

Our credit facilities discussed above have, among other things, the following restrictive covenants which limit our ability to:

●	incur additional indebtedness;
●	sell the collateral vessel, if applicable;
●	make additional investments or acquisitions;
●	pay dividends at certain times;
●	effect a change to the general nature of the business; or
●	effect a change of control of us.

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

As of December 31, 2024 and 2023, we were in compliance with all of the financial covenants contained in our credit facilities and other financing arrangements that we had entered into as of that date. We believe that, at the current charter rates, we should have the ability to generate and obtain adequate amounts of cash to meet our current credit facility requirements for the next twelve months.

Please see Note 12, Long-Term Borrowings, to our consolidated financial statements for additional information about our indebtedness.

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

As of December 31, 2024 and 2023, we did not use any financial instruments other than those used to hedge against market and interest rate fluctuations. For further information please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk and — Market Risk.”

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2024, the BDTI reached a high of 1552 and a low of 860. Historically the BDTI has been characterized by volatility. Although the BDTI was 994 as of March 24, 2025, there can be no assurance that the crude oil charter market will continue to increase, and the market could again decline.

Meanwhile, the war in Ukraine and the severe worsening of Russia’s relations with Western economies has amplified the volatility in the tanker market. In the short term, the effect of the invasion of Ukraine has been positive for the tanker market, yet the overall longer term effect on ton-mile demand is uncertain given that cargoes exported previously from Russia will need to be substituted by cargoes from different sources due to the oil embargo enacted by the United States, the European Union and the United Kingdom.

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

The ongoing military conflict between Israel and Hamas has had a direct and indirect impact on the trade of crude oil and refined petroleum products. In addition, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen which armed Houthi groups have claimed responsibility for and which have resulted in casualties and sunken or damaged vessels. Although a cease-fire between Israel and Hamas was declared on January 15, 2025, there is no certainty that the cease-fire will continue. Further President Trump’s proposal to annex Gaza has raised fears that Yemen’s Houthi militant group could renew its threat against commercial ships crossing the Red Sea, after declaring in January 2025 that it would stop targeting most vessels following the Israel-Hamas ceasefire. Heightened security risks because of attacks on merchant vessels transiting through the Red Sea to or from the Suez Canal has led to an increase in ton-mile demand for vessels as more vessel owners are opting to re-route their vessels around the Cape of Good Hope.

In general, war and global conflicts can have direct and indirect impact on the trade of crude oil and refined petroleum products. The effect, if any, of any particular war or conflict is hard to predict in consequences, severity and length of time, but could have an impact on shipping and the tanker market.

Inflation has had an impact on our vessel operating expenses and corporate overheads. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

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

Operating days. We define operating days as the number of calendar days in a period less any scheduled or unscheduled days that our vessels are off-hire due to unforeseen technical circumstances. We and the shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.

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

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate and time charter equivalent revenue are not measures of revenue under U.S. GAAP (i.e., they are non-GAAP measures) or IFRS and should not be considered as alternatives to any measure of revenue and financial performance presented in accordance with IFRS. We calculate Daily TCE Rate by dividing revenues (time charter and/or voyage charter revenues), less commission and voyage expenses (which then equals “time charter equivalent revenue”), by the number of operating days during that period. Our calculation of the Daily TCE Rates and time charter equivalent revenue may not be comparable to that reported by other companies.

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

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated Daily TCE Rates and time charter equivalent revenue, and industry analysts typically measure shipping freight rates in terms of Daily TCE Rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. In a voyage charter contract, consideration is received for the use of a vessel between designated ports for the duration of the voyage only, at an agreed upon rate per volume of cargo carried. In a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of time. In a voyage charter contract, the Company is responsible for maintaining the voyage, including vessel scheduling and routing, as well as any related voyage expenses, such as fuel, port and other expenses. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. In a bareboat charter, the customer pays for all of the vessel’s operating expenses, and undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during drydocking or due to other unforeseen circumstances. Because of the different nature of these types of arrangements, the amount of revenues earned by the Company can differ significantly between them.

Consistent with industry practice, we use the Daily TCE Rates and time charter equivalent revenue because they provide a means of comparison between different types of vessel employment and, therefore, assist in evaluating their financial performance and in our decision-making process regarding the deployment and use of our vessels and in evaluating our financial performance. The Daily TCE rate is a non-GAAP and non-IFRS measure. We believe the Daily TCE Rate and time charter equivalent revenue provide additional meaningful information in conjunction with Revenue, the most directly comparable GAAP and IFRS measure, because they assist our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The Daily TCE Rate and time charter equivalent revenue are measures used to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate and time charter equivalent revenue provide meaningful information to our investors.

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

	Year Ended December 31,
	2024	2023	2022
Fleet Data:
Calendar days	5,124	5,110	4,868
Operating days	4,954	5,023	4,833
Fleet utilization	97%	98%	99%

The following is a reconciliation of revenue to time charter equivalent revenue and the calculation of Daily TCE rate for the periods presented:

	Year Ended December 31,
	2024	2023	2022
(Expressed in U.S. Dollars)
Revenue	$393,229,831	$413,096,606	$270,972,421
Voyage expenses	$(127,196,305)	$(109,559,239)	$(74,086,221)
Commissions	$(3,997,596)	$(5,757,159)	$(3,382,419)
Time charter equivalent revenue	$262,035,930	$297,780,208	$193,503,781
Operating days	4,954	5,023	4,833
Daily TCE Rate	$52,898	$59,281	$40,040

The following table reconciles our vessel operating expenses to vessel operating expenses, including management fees (a non-GAAP and non-IFRS measure). Daily operating expenses, including management fees, are derived by dividing vessel operating expenses, including management fees by calendar days. We believe Daily operating expenses, including management fees, provides additional meaningful information in conjunction with Vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it provides meaningful information to our investors in evaluating our financial performance.

	Year Ended December 31,
	2024	2023	2022
(Expressed In U.S. Dollars)
Vessel operating expenses	$42,434,258	$41,742,285	$35,740,460
Management fees	$4,611,600	$4,599,000	$4,381,200
Vessel operating expenses, including management fees	$47,045,858	$46,341,285	$40,121,660
Calendar days	$5,124	$5,110	4,868
Daily vessel operating expenses, including management fees	$9,181	$9,069	$8,242

E.	Critical Accounting Estimates

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

Set forth below are the names, ages and positions of our directors and executive officers (i.e., our senior management). Members of our board of directors are elected annually. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is the address of our principal executive offices: c/o OET Chartering Inc., Ethnarchou Makariou Ave. & 2 D. Falireos St., 185 47 N. Faliro, Greece.

Name	Age	Position
Aristidis Alafouzos	38	Chief Executive Officer
Ioannis Alafouzos	67	Chairman and Director
Iraklis Sbarounis	39	Chief Financial Officer
Christopher Papaioannou	37	Chief Commercial Officer
Robert Knapp	58	Director*
Daniel Gold	57	Director*
Joshua Nemser	40	Director*
Charlotte Stratos	70	Director*
Francis Dunne	69	Director*
Petros Siakotos Konstantinidis	60	Director*
*	Independent Director

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

Ioannis Alafouzos has served as our Chairman and as a member of our board of directors since our inception. Mr. Alafouzos previously served as our Chief Executive Officer from our inception until December 2022. Mr. Alafouzos began his career in shipping in 1981 and has over 40 years of experience in all facets of the industry. Mr. Alafouzos founded Kyklades Maritime Corporation’s tanker arm and has been the key strategist for the company’s cyclical asset plays. Mr. Alafouzos holds an MA from Oxford University in History of Economics. He was a member of the ABS Technical Committee from 2005-2009, a board member of Ionian and Popular Bank in the 1990’s, and a board member of the Hellenic Chamber of Shipping in the 1980’s. Mr. Alafouzos also holds other interests outside of shipping, including in media and professional sports. Ioannis Alafouzos is the father of our Chief Executive Officer, Aristidis Alafouzos.

Iraklis Sbarounis has served as our Chief Financial Officer since January 2023. Mr. Sbarounis was previously with the TMS Group for 14 years, most recently having served as its Group CFO. He also served as Ocean Rig UDW’s (formerly listed on NASDAQ) Chief Financial Officer, Corporate Secretary and Director, until its merger with Transocean in 2018, and prior to that as its VP Business Development. He started his career in investment banking with BNP Paribas. Mr. Sbarounis has extensive experience in dealing with corporate finance, commercial and investment matters as an executive in the shipping industry, as well as in capital markets. He holds a B.S. degree in Management Science from the Massachusetts Institute of Technology (MIT) and a M.Sc. degree in Finance and Economics from the London School of Economics and Political Science (LSE).

Christopher Papaioannou has served as our Chief Commercial Officer since May 2023. He began his career in the chartering department of KMC. Prior to becoming CCO of the Company, he served as the Head of Chartering for OET Chartering Inc., a wholly owned subsidiary of Okeanis Eco Tankers Corp., since June 2018. He holds a Bachelor’s degree in Economics from New York University.

Robert Knapp has been a director since our inception. He is the CIO of Ironsides Partners, an investment manager based in Boston, which he founded in 2007. Ironsides is an asset value investor with an emphasis on market dislocations or disruptions. Mr. Knapp serves as a director for several investment companies, including Barings BDC, which is listed on the NYSE, DPA Aircraft Ltd, which is listed on the London Stock Exchange, and the African Opportunity Fund Ltd, Pacific Alliance Asian Opportunity Fund and Pacific Alliance Group Asset Management, which are investment vehicles. Mr. Knapp previously served as a director of MPC Container Ships AS when it was founded. He is a graduate of Princeton University and Oxford University.

Daniel Gold has been a director since our inception. Mr. Gold is the founder and CEO of QVT Financial LP (“QVT”), an asset management company with offices in New York and New Delhi. QVT, through its managed and affiliated multi-strategy funds, is an experienced global investor in multiple industries, including biotech, financial, and the shipping and offshore industries. Mr. Gold holds an A.B. in Physics from Harvard College. Mr. Gold also currently serves on the board of public companies Roivant Sciences Ltd., Awilco Drilling PLC, and NAXS AB, in addition to various private companies.

Joshua Nemser has been a director since our inception. He is the founder and chief investment officer of Nine Left Capital LP, an asset management firm. Prior to April 2024, he was a senior portfolio manager at VR Capital Group, where he oversaw the portfolio and members of the firm’s NA+ team. Before joining VR, Mr. Nemser was an investment banking associate at Moelis & Company, where he advised on a range of mergers, acquisitions, recapitalizations, and restructurings. Prior to Moelis, he was an attorney in the Business Finance & Restructuring department of Weil, Gotshal & Manges. Prior to Weil, he served as a vice president and chief pilot of a federally certificated air carrier. Mr. Nemser holds a J.D. from the New York University School of Law, where he graduated magna cum laude, and a B.S. in business administration from the University of Southern California. He is a licensed airline transport pilot with over 2,000 flight hours.

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

Francis “Frank” Dunne has been a director since May 2024. He has more than 40 years’ legal experience in maritime law and transactions involving major international shipping finance lenders, joint ventures, charter structures, new building contracts, ship and corporate acquisitions, and commercial shipping transactions for major international shipowners. Mr. Dunne was a Partner of Watson Farley & Williams LLP from March 1984 to April 2021 and served as its Chairman from 2006 to 2018 and as its Senior Advisor from October 2021 to November 2022. He established Watson Farley & Williams’ presence in Greece and remains a prominent figure in Greek shipping and finance circles, acting as a senior advisor to various maritime and related entities since 2021. Mr. Dunne was a senior non-executive director of Taylor Maritime Investments Limited, a UK listed investment trust company from September 2022 to September 2024, and served as its Interim Chair for six months in 2023. Mr. Dunne is also currently a director of Adaptogen Capital Management Limited, which manages a UK fund established for the development and operation of large battery storage facilities. He is a qualified English solicitor and holds an MA in history and law from Downing College Cambridge University.

Petros Siakotos Konstantinidis has been a director since December 2021. He has spent most of his career in international banking, successively with Salomon Brothers, HSBC, Credit Suisse and as Managing Director at UBS Russia. He has advised the Greek and Russian governments in key privatizations and has helped corporate clients with numerous equity and debt raising and strategic transactions. He then served as Senior Advisor to EBRD for the Greek market until 2018. For more than 20 years, until late 2023, he served as a director and chief financial officer at NUR MINOS, a company developing renewable energy generation projects and he was involved in several energy efficiency initiatives. Mr. Siakotos Konstantinidis is also a director in Inspiration Holdings Limited, a private investment company, and in Res Capital S.A., a private equity firm. Mr. Siakotos Konstantinidis has a BA from Yale University and an MBA from the Anderson School of Management at UCLA.

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

Our directors, except our Chairman, who has waived such right, are each entitled to receive $75,000 in cash per year, from the respective start of their service on our Board of Directors. In addition, each director is entitled to a reimbursement for traveling and other minor out-of-pocket expenses. Our directors have standard letters of appointment but do not receive any benefits upon termination of their directorships. For the year ended December 31, 2024, the compensation paid, in the aggregate, to our directors was $0.5 million. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. For the year ended December 31, 2024, the remuneration expense, in the aggregate, to our executive officers was $4.8 million that comprise salaries, bonuses, directors and officers’ liability insurance cover, telecommunications, travel and other expenses. Our executive officers are each paid a salary.

While each of our executive officers has an employment agreement with us, none of them provide for benefits upon termination of employment or change of control except as described in this paragraph. Each such employment agreement provides for a total agreed annual compensation. It further provides for an additional bonus dependent on certain mutually agreed goals with us. Each such employment agreement provides for three months’ severance pay if the officer’s employment is terminated within five years of commencement and an amount determined in accordance with Greek labor law if terminated after five years of employment. Upon the termination of employment, whether by the employee or us, the employee will complete three months of garden leave and shall receive salary and a proportional bonus during that time. In line with NYSE requirements, we have established a clawback policy which, subject to limited exceptions, requires that any incentive compensation (including both cash and equity compensation) paid to any current or former executive officer on or after October 2, 2023 is subject to recoupment if (i) the incentive compensation was calculated based on financial statements that were required to be restated due to material noncompliance with financial reporting requirements, without regard to any fault or misconduct; and (ii) that noncompliance resulted in overpayment of the incentive compensation within the three fiscal years preceding the date the restatement (“Clawback Policy”). The full text of our Clawback Policy is included as Exhibit 97.1 to this Annual Report.

We do not have a retirement plan for our officers or directors.

C.	Board Practices

Director Independence

Our board of directors has determined that Mr. Knapp, Mr. Gold, Mr. Nemser, Ms. Stratos, Mr. Dunne and Mr. Siakotos Konstantinidis are “independent directors” as defined in the NYSE listing standards and Rule 10A-3 of the Exchange Act. We currently intend to maintain a board of directors comprised of a majority of independent directors. As a foreign private issuer, we are exempt from certain NYSE requirements that are applicable to U.S. domestic companies, including the requirement to maintain a board of directors comprised of a majority of independent directors.

Board Committees

Our board of directors has an audit committee, a nominating/corporate governance committee and a remuneration committee. Our board of directors has adopted a charter for each of the audit committee, the nominating/corporate governance committee and the remuneration committee, as well as a code of business conduct and ethics that governs the conduct of our directors, officers, employees and agents. From time-to-time our board of directors may create special committees to address particular situations or transactions, such as potential conflict of interest transactions that may arise with our affiliates or related parties. The members’ duration and powers of any special committee will be as established by the board of directors as appropriate for the particular situation or transaction. In addition, we adopted Corporate Governance Guidelines that set out guidelines regarding our board’s role, composition, director selection and compensation, among other things, and also set out the methods for communicating with the chairperson of any of the audit, nominating/corporate governance and remuneration committees or the non-management or independent directors of the Company as a group. Each of the Corporate Governance Guidelines, Code of Business Conduct and Ethics, audit committee charter, nominating/corporate governance committee charter and the remuneration committee charter is available on the Corporate Governance section of our website at www.okeanisecotankers.com and in print to any shareholder upon request. Information on or accessed through our website does not constitute a part of this Annual Report and is not incorporated by reference herein.

Audit Committee

Our audit committee consists of Charlotte Stratos (Chairperson) and Petros Siakotos Konstantinidis, each of whom is an independent director. Our board of directors has determined that the members of the audit committee meet the applicable independence requirements of the Commission, the NYSE and the Oslo Stock Exchange. Ms. Stratos is also our audit committee financial expert.

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

Pursuant to NYSE Rule 303A.07, the NYSE requires that the audit committee of a listed U.S. company have a minimum of three members. However, as a foreign private issuer we are permitted to follow home country practice, and as permitted under Marshall Islands law (which does not require a minimum of three directors), our audit committee currently consists of two members, both of whom are independent. See “Item 16G. Corporate Governance.”

Remuneration Committee

Our remuneration committee consists of Charlotte Stratos (Chairperson) and Robert Knapp, each of whom is an independent director. The remuneration committee determines, reviews and approves or recommends the approval of the salaries and other remuneration for our executive officers and reviews other matters relating to remuneration and other material employment issues relating to our executive officers.

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

Foreign Private Issuer Exemption

In general, under the NYSE corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the NYSE. Please see “Item 16G. Corporate Governance.” If at any time we cease to be a “foreign private issuer” under the rules of the NYSE and the Exchange Act, as applicable, our board of directors will be required to take all action necessary to comply with the NYSE corporate governance rules.

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the NYSE corporate governance standards. See “Item 10.B. — Memorandum and Articles of Association,” “Item 16G. Corporate Governance” and Exhibit 2.2 to this Annual Report.

D.	Employees

As of December 31, 2024, we employed approximately 13 people in our offices in Greece, through our wholly owned subsidiary OET Chartering Inc., compared to 14 employees as of December 31, 2023 and 13 employees as of December 31, 2022. KMC provides technical management services in respect of our vessels and ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

E.	Share Ownership

As of March 28, 2025, the beneficial interests of our directors and officers in our common shares were as follows, based on 32,194,108 common shares outstanding (and not taking into account any shares held in treasury):

Name	Position	Shares held	Percentage
Ioannis Alafouzos(1)	Chairman and Director	11,456,223	35.6%
Daniel Gold	Director	—	—
Joshua Nemser	Director	—	—
Robert Knapp(2)	Director	225,000	*	%
Francis Dunne	Director	—	—
Charlotte Stratos	Director	—	—
Petros Siakotos Konstantinidis	Director	—	—
Aristidis Alafouzos	Chief Executive Officer	79,800	*	%
Iraklis Sbarounis	Chief Financial Officer	8,470	*	%
Christopher Papaioannou	Chief Commercial Officer	11,200	*	%
*	Denotes less than 1.0%.
(1)	Shares owned both directly and beneficially owned through Glafki Marine Corp.
(2)	Mr. Knapp owns his shares through a retirement account as well as Ironsides Energy LLC, an entity that he wholly owns.
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The table below sets forth the beneficial ownership of our common shares by each person we know to beneficially own more than 5% of our common stock based upon 32,194,108 common shares outstanding as of March 28, 2025, and the amounts and percentages as are contained in the public filings of such persons and based on knowledge of the Company. While we have 695,892 shares held in treasury, those shares are not deemed outstanding for purposes of these calculations. The number of common shares beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any shares as to which the person has or shares voting or investment power. In addition, under SEC rules, a person beneficially owns any common shares that the person or entity has the right to acquire within 60 days through the exercise of any right. All of the shareholders, including the shareholders listed in this table, are entitled to one vote per common share held.

Name of Beneficial Owner	Number of Shares held	Shareholding Percentage
Ioannis Alafouzos(1)	11,456,223	35.6%
Themistoklis Alafouzos(2)	6,646,063	20.6%
(1)	Ioannis Alafouzos owns 437,286 common shares directly and 11,018,937 common shares beneficially through Glafki Marine Corp., a company of which he is the beneficial owner.
(2)	Themistoklis Alafouzos owns 6,646,063 common shares beneficially through Hospitality Assets Corp., a company of which he is the beneficial owner.

As of December 31, 2024 and 2023, Ioannis Alafouzos beneficially owned 35.6% of our common shares.

As of December 31, 2024 and 2023, Themistoklis Alafouzos beneficially owned 20.6% and 22.4% of our common shares, respectively.

In the beginning of 2022, Glafki Marine Corp. was owned by both of Ioannis Alafouzos and Themistoklis Alafouzos and together Mssrs. Alafouzos beneficially owned 56.7% of our then issued and outstanding common shares. In July 2022, Glafki Marine Corp. sold 6,646,063 of our common shares to Hospitality Assets Corp., a company controlled by Themistoklis Alafouzos, by way of share exchange in conjunction with Ioannis Alafouzos’ purchase of Themistoklis Alafouzos’ minority shares in Glafki Marine Corp. Following this transaction, the two brothers separated their indirect interests and Ioannis Alafouzos became the sole shareholder of Glafki Marine Corp., and upon such separation, Ioannis Alafouzos beneficially owned 35.6% of our then issued and outstanding common shares and Themistoklis Alafouzos beneficially owned 22.4% of our then issued and outstanding common shares.

As of March 28, 2025, we had one shareholder of record, Cede & Co., a nominee of The Depository Trust Company, which is located in the United States and held all 32,194,108 of our issued and outstanding common shares. We believe that the common shares that are held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. Our major shareholders have the same voting rights as our other shareholders. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.	Related Party Transactions

Management Agreements

Please see “Item 4.B. Business Overview — Management of Our Fleet” for a description of the management of our vessels, or any vessels we may acquire, including of the amended technical management agreements with respect thereto. The daily management fee we pay to KMC for the technical management of our vessels in 2023, 2024 and currently is $900.

Amounts Paid to Vessel Owning Companies Privately Owned by Members of the Alafouzos Family

For the sake of operational convenience, various expenses or other liabilities that are required to be paid by us, are from time to time instead paid by or on behalf of the vessel owning companies privately owned by the Alafouzos family, or by KMC, and recorded as unsecured amounts payable/receivables, with no fixed terms of payment. The purpose is to optimize capital management and to secure volumetric discounts. Examples of the types of expenses and liabilities giving rise to such payables/receivables due/from to the vessel owning companies privately owned by members of the Alafouzos family include, without limitation, bunker fuel, port expenses, canal fees and other operating expenses. There were no amounts due to/from vessel owning companies privately owned by members of the Alafouzos family as of December 31, 2024 and as of December 31, 2023.

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

Sponsor Loan

Please see “Item 5.B. Liquidity and Capital Resources — Credit Facilities and Financing Obligations — $35.1 Million Unsecured Sponsor Loan” for a description of a related party loan that has since been repaid. The lender was an entity that was owned by our Chairman, Mr. Ioannis Alafouzos.

Lease of Office Space

OET Chartering Inc. leases our office space in Piraeus from SINGLE MEMBER ANONYMOS TECHNIKI ETAIRIA ERGON, an entity owned by Themistoklis Alafouzos. On August 1, 2018, OET Chartering Inc. entered into a lease agreement for 165.28 square meters of office space for our operations with SINGLE MEMBER ANONYMOS TECHNIKI ETAIRIA ERGON at a monthly rate of Euro 890. The lease expired on July 31, 2024 and on August 1, 2024 OET Chartering Inc. entered into an amendment to such lease to extend the term until July 31, 2028.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements”.

Legal Proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. To our knowledge, we are not a party to any material litigation where claims or counterclaims have been filed against us other than routine legal proceedings incidental to our business. We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, operating results or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, operating results or liquidity.

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

Dividend Policy

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. Subject to these limitations, we seek to offer our shareholders with a competitive yield which is reflective of the cash flows generated by us, and currently intend to pay dividends in an amount depending on and taking into consideration the amount of our net profits, after adjusting for non-recurring items, working capital needs, our capital structure and other discretionary items as our board of directors decides, from time to time. We define “net profits” as the profit for the relevant period, as disclosed in the Company’s published consolidated statement of profit or loss and other comprehensive income. We have no written dividend policy and are able to adopt, amend, change or terminate any dividend policy in the future.

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

During the last three years we have paid the following dividends:

	Approximate
	Per Common
Month and Year Paid	Share Amount	Aggregate Amount
March 2025	$0.35	$11,267,938
December 2024*	$0.45	$14,487,349
September 2024*	$1.10	$35,413,519
June 2024*	$1.10	$35,413,519
March 2024*	$0.66	$21,248,111
November 2023*	$0.60	$19,316,465
September 2023*	$1.50	$48,291,162
June 2023*	$1.60	$51,510,573
March 2023*	$1.25	$40,242,635
December 2022*	$0.30	$9,798,167
September 2022*	$0.30	$9,796,830
*

Dividends paid were classified as capital returns for purposes of financial accounting only/a write-down of paid-in capital for financial accounting purposes. Marshall Islands law does not differentiate between what may be considered a return of capital or a dividend for financial accounting purposes and treats all cash given to shareholders as dividends.

B.	Significant Changes

There have been no significant changes since the date of the financial statements included in this Annual Report, other than those described in Note 24, Subsequent Events, to our consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

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

Our second amended and restated articles of incorporation and third amended and restated bylaws have been filed as exhibits to this Annual Report. A description of the material terms of our second amended and restated articles of incorporation and our third amended and restated bylaws and of the rights, preferences and restrictions attaching to each class of our shares, and matters relating to our meetings of shareholders, is included in “Description of securities registered under Section 12 of the Exchange Act” which has been filed as Exhibit 2.2 to this Annual Report and is incorporated by reference herein.

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

The following is a discussion of the material Marshall Islands, Liberian, Greek and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the ownership and disposition of our common shares. The discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for the alternative minimum tax or the “base erosion and anti-avoidance” tax, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of the vote or value of our shares, may be subject to special rules. This discussion deals only with holders who own the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of common shares.

Marshall Islands Tax Consequences

The following is applicable only to persons who are not citizens of and do not reside in, maintain offices in or carry on business or conduct transactions or operations in the Marshall Islands.

Because we (including our subsidiaries) do not, and assuming that we (including our subsidiaries) continue not to, and assuming our future subsidiaries will not, carry on business or conduct transactions or operations in the Marshall Islands, and because we anticipate, and therefore assuming, that all documentation related to any offerings of our securities will be executed outside of the Marshall Islands, under current Marshall Islands law we are not subject to tax on our income or capital gains and our non-resident and non-citizen shareholders will not be subject to Marshall Islands taxation or withholding tax on our dividends. In addition, our non-resident and non-citizen shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common shares, and our non-resident and non-citizen shareholders will not be required by the Marshall Islands to file a tax return related to our common shares.

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

U.S. Federal Income Taxation of our Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

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

The Marshall Islands and Liberia, the jurisdictions where we and our shipowning subsidiaries are incorporated, grant an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-U.S. corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury Regulations) of countries, other than the United States, that grant an equivalent exemption, (2) non-U.S. corporations that meet the Publicly- Traded Test and are organized in countries that grant an equivalent exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Treasury Regulations). A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Treasury Regulations). We believe that we satisfied the 50% Ownership Test in 2024.

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

Our common shares, which are our sole class of issued and outstanding stock that is traded, were traded on the Oslo Børs and the NYSE in 2024. The NYSE is an established securities market, and our common shares were “primarily traded” on the NYSE in 2024 because the number of our common shares that were traded on the NYSE exceeded the number of shares that were traded on the Oslo Børs (which is also an established securities market). Furthermore, we believe that our common shares satisfied the “regularly traded” test in 2024. We believe that the 5% Override Rule was triggered in 2024 because 5% Shareholders owned, in the aggregate, 50% or more of the vote and value of our common shares. However, we further anticipate that we will be able to establish that among the closely-held group of 5% Shareholders, sufficient shares are owned by 5% Shareholders that are considered to be “qualified shareholders,” as defined above, to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the total value of our common shares for more than half the number of days during the taxable year. Therefore, we believe that we satisfied the Publicly-Traded Test in 2024.

Due to the factual nature of the issues involved, there can be no assurance that we will qualify for the benefits of Section 883 of the Code for 2025 or our subsequent taxable years.

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

We believe that we were not a PFIC for our 2024 taxable year, and we do not expect to be a PFIC for subsequent taxable years. If we were treated as a PFIC for our 2024 or 2025 taxable year, any dividends paid by us during 2025 will not be treated as “qualified dividend income” in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to “qualified dividend income” will be taxed as ordinary income to a U.S. Non-Corporate Holder.

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

We believe that we were not a PFIC for our 2024 taxable year because we had no bareboat chartered- out vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

We will also provide without charge to each person, including any beneficial owner of our common stock, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this Annual Report. Please direct such requests to Okeanis Eco Tankers Corp., c/o OET Chartering Inc., Ethnarchou Makariou Ave. & 2 D. Falireos St., 185 47 N. Faliro, Greece, telephone number +30 210 480 4200.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require us to make interest payments based on SOFR (we previously used LIBOR, including during the fiscal years ended December 31, 2023 and 2022). Significant increases in interest rates could adversely affect operating margins, operating results and ability to service debt. From time to time, we use interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to manage the risks and costs associated with its floating-rate debt.

As an indication of the sensitivity from changes in interest rates, an increase by 100 basis points in interest rates would increase interest expense for the year ended December 31, 2024 by $6.7 million (2023 increased by 100 basis points: $6.9 million and 2022 increased by 50 basis points: $2.3 million) assuming all other variables held constant and taking into consideration that the Group has entered into interest rate swap agreements for some of its loans, therefore partially economically hedging part of its floating-rate borrowings.

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

Foreign Currency Exchange Rate Risk

Our vessels operate in international shipping markets, which utilize the U.S. dollar as the functional currency. We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but certain of our vessel operating expenses and administrative expenses are generated in currencies other than the U.S. dollar. Notably, we are considerably dependent on European seafarers, who are paid in Euros, to fill key positions on board our vessels. Consequently, our Euro-denominated crew expense forms a significant percentage of our operating expenses. Furthermore, we have significant exposure to the Euro in our general and administrative expenses. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have only partially hedged currency exchange risks associated with our expenses. As such our exposure to Euro-U.S. dollar exchange rate fluctuations may have a significant impact on our expenses, business and future cash flows. We do not have any further hedging mechanisms in place, however, when opportunity arises, we convert significant cash balances from U.S. dollars to Euros to hedge against adverse fluctuations. We do not consider the risk to be significant.

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

The Company cannot reliably estimate the effect that any positive or adverse fluctuation in the spot market rates may have on its operating income. We estimate that for every $1,000 per day increase or decrease in the spot rates, our operating profit would have increased or decreased by $4.7, $4.0, and $2.9 million for the years 2024, 2023 and 2022, respectively.

From time to time, we may enter into freight derivatives, such as Forward Freight Agreements (“FFAs”). Generally freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates reported on an identified index for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days of the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our operating results and cash flow.

During 2024, 2023 and 2022, we entered into forward freight agreements in order to partially hedge our exposure to spot charter rate fluctuations and mitigate any adverse effect this may have in our operating cash flows and dividend policy. For the year ended December 31, 2024, 2023 and 2022, we incurred a net (loss)/ gain on forward freight agreements in the amount of ($1.5) million, $0.5 million and $2.2, respectively.

Inflation

See “Item 5. A. Operating Results — Principal Factors Affecting our Business — Inflation.”

Liquidity

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability but can also increase the risk of losses. We minimize liquidity risk by maintaining sufficient cash and cash equivalents.

The following table details the Group’s expected cash outflows for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities, on the earliest date on which the Group would be required to pay to settle. The table includes both interest and principal cash flows. Variable future interest payments were determined based on SOFR to be 3.97% as of December 31, 2024 and 3.41% as of December 31, 2023, plus, in each case, the margin applicable to the Group’s loan at the end of the year presented.

	Weighted
	average
	effective	Less than
	interest rate	1 month	1 – 3 months	3 – 12 months	1 – 5 years	5+ years	Total
December 31, 2024
Non-Derivative Liabilities
Trade payables		—	—	19,479,005	—	—	19,479,005
Accrued expenses		—	—	5,909,316	—	—	5,909,316
Current accounts due to related parties		—	—	530,030	—	—	530,030
Variable interest loans	4.86%	2,541,609	15,250,870	53,374,498	391,940,693	216,343,324	679,450,994
Variable interest for debt financing	9.12%	1,358,910	2,660,316	12,428,837	63,359,366	77,158,586	156,966,015
Total		3,900,519	17,911,186	91,721,686	455,300,059	293,501,910	862,335,360

	Weighted
	average
	effective	Less than
	interest rate	1 month	1 – 3 months	3 – 12 months	1 – 5 years	5+ years	Total
December 31, 2023
Non-Derivative Liabilities
Trade payables		—	—	23,522,506	—	—	23,522,506
Accrued expenses		—	—	3,485,042	—	—	3,485,042
Current accounts due to related parties		—	—	659,974	—	—	659,974
Variable interest loans	4.08%	3,138,123	28,239,371	62,054,619	307,066,226	237,943,153	638,441,492
Variable interest for debt financing	9.07%	2,330,290	4,567,896	21,015,413	106,212,689	139,492,319	273,618,607
Total		5,468,413	32,807,267	110,737,554	413,278,915	377,435,472	939,727,621

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

We evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) have concluded that, as of such date, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, misstatements may not be prevented or detected on a timely basis or at all. No evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within us have been detected. Additionally, projections of internal control over financial reporting effectiveness into future periods are subject to risks, including changes in conditions that may render controls inadequate or deterioration in compliance with policies and procedures.

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2024.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm because, as an emerging growth company, we are exempt from this requirement.

(d)	Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Charlotte Stratos serves as a member of our audit committee. Our board of directors has determined that Ms. Stratos qualifies as an “audit committee financial expert” and is “independent” according to the applicable SEC rules.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all of the employees, directors, officers and certain long-term consultants of the Company and its subsidiaries, in addition to certain employees of KMC. Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.okeanisecotankers.com. Information on or accessed through our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request to Investor Relations, c/o OET Chartering Inc., Ethnarchou Makariou Ave. & 2 D. Falireos St., 185 47 N. Faliro, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics by posting such information on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2024 and 2023. Audit, audit-related and non-audit services billed and accrued from Deloitte are as follows:

	2024	2023
Audit fees(1)	$307,075	$663,094
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total fees	$307,075	$663,094
(1)

Audit fees consist of the aggregate fees billed and accrued for professional services rendered for the audit of our annual financial statements, the review of the interim financial statements and audit services related to the public listing, including services related to consents and the review of documents filed with the SEC.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee charter contains pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our audit committee to review and pre-approve all auditing services and permitted non-auditing services rendered to the Company by its outside auditors (subject to the exception provided in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X for certain de minimis non-audit services not recognized by the Company at the time of the engagement), in each case including fees. All services provided by Deloitte during the year ended December 31, 2024 and 2023 were approved by our audit committee pursuant to the pre-approval policy.

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

Share Issuances and Incentive Plans. In lieu of obtaining shareholder approval prior to the issuance of designated securities or adoption or amendment of equity incentive plans, we will comply with provisions of the Marshall Islands Business Corporations Act, which allows the board of directors to approve all share issuances and adoptions and amendments of equity incentive plans, including share issuances (i) in connection with the acquisition of stock or assets of another company; (ii) when it would result in a change of control; (iii) when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants; or (iv) in connection with a transaction (other than a public offering) involving the sale, issuance or potential issuance of shares at a price less than market value. Pursuant to 313.00 of Section 3 of the NYSE Listed Company Manual, the NYSE will accept any action or issuance relating to the voting rights structure of a non-U.S. company that is in compliance with the NYSE’s requirements for domestic companies or that is not prohibited by the company’s home country law. We are not subject to such restrictions under our home country, Marshall Islands, law.

Meetings of Directors. We may hold regularly scheduled meetings of the board of directors at which only non-management directors are present. In addition, our board of directors may choose to make a self-assessment of its performance at least once a year to determine if it or its committees function effectively.

Committee Authority. In lieu of having an audit committee, remuneration committee and nomination/corporate governance committee with the composition, size, authorities and responsibilities set forth in the NYSE rules, our audit committee, remuneration committee and nomination/corporate governance committee are not required to have such composition, size, authorities and responsibilities. For example, our audit committee charter provides that the audit committee may be comprised of two or more independent directors, and our audit committee is currently comprised of two persons. Our remuneration committee is not required to provide a remuneration committee report.

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

In connection with our admission to trading of our common shares on the NYSE, we also applied to the Oslo Stock Exchange for, and was granted, an exemption from annual corporate governance reporting requirements applicable to issuers with shares admitted to trading on Oslo Børs.

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the NYSE corporate governance standards. See “Item 10.B. — Memorandum and Articles of Association” and Exhibit 2.2 to this Annual Report.

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

We have not had, any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, operating results, or financial condition.

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

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, operating results and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. While we have dedicated significant resources to identifying, assessing, and managing material risks from cybersecurity threats, our efforts may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, operating results and financial condition. For more information certain risks associated with cybersecurity, see “Item 3.D. Risk Factors — Risks Relating to Our Business — Our information systems may fail or may be subject to security breaches.”

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the report of Deloitte Certified Public Accountants S.A., is set forth on pages F-1 through F-39 and are filed as part of this Annual Report.

ITEM 19. EXHIBITS

Exhibit
Number	Description

1.1

Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on April 30, 2024).

1.2

Third Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on April 30, 2024).

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

4.3

Registration Rights Agreement dated December 6, 2023 among Okeanis Eco Tankers Corp., Glafki Marine Corp. and Hospitality Assets Corp. (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on April 30, 2024).

4.4

Form of ETS Services Agreement (incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on April 30, 2024).

4.5

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

4.6

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

4.7

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

4.9

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

4.10

Bareboat Charter and related Memorandum of Agreement each dated January 29, 2024 between Sea 112 Leasing Co. Limited, as Owner/Buyer and Moonsprite Shipping Corp., as Bareboat Charterer/Seller, relating to NISSOS ANAFI, and Guarantee dated January 29, 2024 between Okeanis Eco Tankers Corp., as Guarantor and Sea 112 Leasing Co. Limited, as Owner (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on April 30, 2024).

4.11

Bareboat Charter and related Memorandum of Agreement each dated March 21, 2022 and between Sea 289 Leasing Co. Limited, as Owner/Buyer and Ark Marine S.A., as Bareboat Charterer/Seller, relating to Hull No. 3211 (NISSOS KEA), as amended and restated by an Amendment and Restatement Deed dated January 26, 2024 among Sea 289 Leasing Co. Limited, as Owner, Ark Marine S.A., as Charterer and Okeanis Eco Tankers Corp., as Guarantor and Shareholder and Guarantee dated March 21, 2022 between Okeanis Eco Tankers Corp., as Guarantor and Sea 289 Leasing Co. Limited, as Owner (incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on April 30, 2024).

4.12

Bareboat Charter and related Memorandum of Agreement each dated March 21, 2022 between Sea 290 Leasing Co. Limited, as Owner/Buyer and Theta Navigation Ltd, as Bareboat Charterer/Seller, relating to Hull 3212 (NISSOS NIKOURIA), as amended and restated by an Amendment and Restatement Deed dated January 26, 2024 among Sea 290 Leasing Co. Limited, as Owner, Theta Navigation Ltd, as Charterer and Okeanis Eco Tankers Corp., as Guarantor and Shareholder and Guarantee dated March 21, 2022 between Okeanis Eco Tankers Corp., as Guarantor and Sea 290 Leasing Co. Limited, as Owner (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on April 30, 2024).

Exhibit
Number	Description

4.13

Facility Agreement dated January 31, 2024 among Omega One Marine Corp., as Borrower, Okeanis Eco Tankers Corp., as Guarantor, the Financial Institutions listed in Part B of Schedule 1, as Original Lenders and Kexim Asia Limited, as Mandated Lead Arranger, Facility Agent and Security Agent, in respect of the refinancing of m.t. “MILOS” (incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on April 30, 2024).

4.14

Supplemental Agreement, dated May 21, 2024 and by and between Nellmare Maritine Ltd and Okeanis Eco Tankers Corp, to the existing Facility Agreement dated May 23, 2022 among Nellmare Marine Ltd, as Borrower A, Anassa Navigation S.A., as Borrower B, the Companies listed in Part A of Schedule 1, as Hedge Guarantors, Okeanis Eco Tankers Corp., as Corporate Guarantor, and National Bank of Greece S.A., as Lender as amended by Amendment No. 1 to Loan Facility Agreement, dated June 29, 2023 among Nellmare Marine Ltd, as Borrower A, Anassa Navigation S.A., as Borrower B, Okeanis Eco Tankers Corp., as Corporate Guarantor and National Bank of Greece S.A., as Lender, in respect of the refinancing of m.t NISSOS DONOUSSA.*

4.15

Credit Facility Agreement dated May 21, 2024 by and among Anassa Navigation S.A., as Borrower, Okeanis Eco Tankers Corp., as Parent Guarantor, and Danish Ship Finance A/S, as Original Lender in respect of the refinancing of m.t NISSOS KYTHNOS.*

4.16

Credit Facility Agreement dated June 20, 2024 by and among Omega Two Marine Corp., as Borrower, Okeanis Eco Tankers Corp., as Guarantor, the Financial Institutions listed in Part B of Schedule 1 as Original Lenders, Bank SinoPac Co., Ltd., as Facility Agent and Security Agent in respect of the refinancing of m.t POLIEGOS.*

8.1

List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on April 30, 2024).

11.1

Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on April 30, 2024).

12.1	Certification of the Company’s Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification of the Company’s Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
97.1

Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-41858) filed by the Company with the Securities and Exchange Commission on April 30, 2024).

101

The following financial information from Okeanis Eco Tanker Corp.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted as Inline eXtensible Business Reporting Language (iXBRL): (1) Consolidated Balance Sheets as of December 31, 2024 and 2023; (2) Consolidated Statements of Operations for the years ended December 31, 2024, 2023, and 2022; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2024, 2023, and 2022; (4) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2024, 2023, and 2022; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022; and (6) Notes to Consolidated Financial Statements.*

104	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101).*
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Okeanis Eco Tankers Corp.

	By:	/s/ Iraklis Sbarounis
Name: Iraklis Sbarounis
Title: Chief Financial Officer
Date: March 31, 2025

OKEANIS ECO TANKERS CORP.

(Incorporated under the laws of the Republic of the Marshall Islands with registration number 96382)

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Okeanis Eco Tankers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Okeanis Eco Tankers Corp. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB).

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

March 31, 2025

We have served as the Company’s auditor since 2018.

Consolidated statements of profit or loss and other comprehensive income for the years ended

December 31, 2024, 2023 and 2022

(amounts expressed in U.S. Dollars)

	NOTES	2024	2023	2022
Revenue	20,23	393,229,831	413,096,606	270,972,421
Operating expenses
Commissions		(3,997,596)	(5,757,159)	(3,382,419)
Voyage expenses	10	(127,196,305)	(109,559,239)	(74,086,221)
Vessel operating expenses	9	(42,434,258)	(41,742,285)	(35,740,460)
Management fees - related party	13	(4,611,600)	(4,599,000)	(4,381,200)
Depreciation and amortization	7	(41,134,237)	(40,382,628)	(37,962,924)
General and administrative expenses	11	(10,910,862)	(9,933,373)	(5,296,523)
Total operating expenses		(230,284,858)	(211,973,684)	(160,849,747)
Operating profit		162,944,973	201,122,922	110,122,674
Other income / (expenses)
Interest income	21	3,445,203	4,104,564	721,528
Interest expense and other finance costs	21	(57,052,680)	(61,179,066)	(38,081,975)
Unrealized (loss)/ gain, net on derivatives	22	(291,873)	229,373	45,960
Realized (loss)/ gain, net on derivatives	22	(1,264,750)	300,262	11,436,481
Gain from modification of loans	12	1,828,959	—	—
Foreign exchange (loss)/ gain		(746,562)	672,969	315,327
Total other expenses		(54,081,703)	(55,871,898)	(25,562,679)
Profit for the year		108,863,270	145,251,024	84,559,995
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurement of post-employment benefit obligations		(6,005)	(1,302)	(2,456)
Total comprehensive income for the year		108,857,265	145,249,722	84,557,539
Earnings per share – basic & diluted	17	3.38	4.51	2.63
Weighted average no. of shares – basic & diluted	17	32,194,108	32,194,108	32,202,394

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position as of December 31, 2024 and 2023

(amounts expressed in U.S. Dollars)

	NOTES	2024	2023
ASSETS
Non-current assets
Vessels, net	7	958,597,520	988,068,180
Other fixed assets	7	80,206	87,252
Restricted cash		4,510,000	3,010,000
Total non-current assets		963,187,726	991,165,432
Current assets
Inventories	6	24,341,665	25,354,017
Trade and other receivables		39,755,029	57,336,089
Claims receivable	18	242,576	115,528
Prepaid expenses and other current assets		4,794,022	3,037,366
Derivative financial instruments	22	—	229,373
Current portion of restricted cash		434,927	1,884,852
Cash & cash equivalents		49,343,664	49,992,391
Total current assets		118,911,883	137,949,616
TOTAL ASSETS		1,082,099,609	1,129,115,048
SHAREHOLDERS’ EQUITY & LIABILITIES
Shareholders’ equity
Share capital	14	32,890	32,890
Additional paid-in capital	14	14,501,517	121,064,014
Treasury shares	14	(4,583,929)	(4,583,929)
Other reserves		(35,913)	(29,908)
Retained earnings		400,512,351	291,649,081
Total shareholders’ equity		410,426,916	408,132,148
Non-current liabilities
Long-term borrowings, net of current portion	12	598,957,333	615,333,863
Retirement benefit obligations		44,795	32,692
Total non-current liabilities		599,002,128	615,366,555
Current liabilities
Trade payables		19,479,005	23,522,506
Accrued expenses	8	5,909,316	3,485,042
Derivative financial instruments	22	62,500	—
Current accounts due to related parties	13	530,030	659,974
Current portion of long-term borrowings	12	46,689,714	77,948,823
Total current liabilities		72,670,565	105,616,345
TOTAL LIABILITIES		671,672,693	720,982,900
TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES		1,082,099,609	1,129,115,048

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2024, 2023 and 2022

(amounts, expressed in U.S. Dollars, except for number of shares)

				ADDITIONAL
				PAID IN
		NUMBER OF	SHARE	CAPITAL	TREASURY	OTHER	RETAINED
	Notes	SHARES	CAPITAL	(NOTE 14)	SHARES	RESERVES	EARNINGS	TOTAL
Balance – January 1, 2022		32,316,681	32,890	300,019,846	(3,571,790)	(26,150)	61,838,062	358,292,858
Acquisition of common stock	14	(122,573)	—	—	(1,012,139)	—	—	(1,012,139)
Profit for the year		—	—	—	—	—	84,559,995	84,559,995
Capital distribution ($0.60 per share)	14	—	—	(19,594,997)	—	—	—	(19,594,997)
Other comprehensive loss for the year		—	—	—	—	(2,456)	—	(2,456)
Balance - December 31, 2022		32,194,108	32,890	280,424,849	(4,583,929)	(28,606)	146,398,057	422,243,261
Profit for the year	14	—	—	—	—	—	145,251,024	145,251,024
Capital distribution ($4.95 per share)		—	—	(159,360,835)	—	—	—	(159,360,835)
Other comprehensive loss for the year	14	—	—	—	—	(1,302)	—	(1,302)
Balance – December 31, 2023		32,194,108	32,890	121,064,014	(4,583,929)	(29,908)	291,649,081	408,132,148
Profit for the year		—	—	—	—	—	108,863,270	108,863,270
Capital distribution ($3.31 per share)	14	—	—	(106,562,497)	—	—	—	(106,562,497)
Other comprehensive loss for the year		—	—	—	—	(6,005)	—	(6,005)
Balance – December 31, 2024		32,194,108	32,890	14,501,517	(4,583,929)	(35,913)	400,512,351	410,426,916

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022

(all amounts expressed in U.S. Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES	Notes	2024	2023	2022
Profit for the year		108,863,270	145,251,024	84,559,995
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	7	41,134,237	40,382,628	37,962,924
Interest expense	21	53,628,356	58,680,985	35,077,293
Amortization of loan financing fees and modification gain	12	2,263,416	1,994,191	1,693,117
Unrealized loss/ (gain), net on derivatives	22	291,873	(20,135)	2,941,529
Interest income	21	(3,445,203)	(4,104,564)	(721,528)
Other non-cash items		(6,005)	(43,323)	6,643
Gain from modification of loans	12	(1,828,959)	—	—
Unrealized foreign exchange loss/ (gain)		907,110	(712,765)	(339,622)
Total reconciliation adjustments		92,944,825	96,177,017	76,620,356
Changes in working capital:
Trade and other receivables		17,674,147	(5,853,175)	(42,241,830)
Prepaid expenses and other current assets		(1,902,362)	(824,682)	(1,235,237)
Inventories		1,012,352	(8,343,486)	(4,380,000)
Trade payables		(4,470,575)	10,958,162	(2,901,680)
Accrued expenses		2,398,299	(530,625)	871,637
Deferred revenue		—	(4,255,500)	4,255,500
Claims receivable		(127,048)	(7,137)	152,702
Due to related parties		(129,944)	659,974	—
Due from related parties		—	449,629	—
Total changes in working capital		14,454,869	(7,746,840)	(45,478,908)
Interest paid		(53,444,573)	(59,649,091)	(33,181,517)
Net cash provided by operating activities		162,818,391	174,032,110	82,519,926
CASH FLOWS FROM INVESTING ACTIVITIES
Current accounts due from related parties		—	—	620,472
Decrease in restricted cash		1,449,925	2,032,927	900,000
Increase in restricted cash		(1,500,000)	—	(478,336)
Payments for special survey and drydocking costs		(11,189,402)	(3,306,052)	(1,536,579)
Payments for vessels and vessels under construction		—	—	(178,601,323)
Interest received		3,299,288	2,233,711	375,636
Net cash (used in)/ provided by investing activities		(7,940,189)	960,586	(178,720,130)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	12	199,260,000	197,000,000	306,298,000
Repayments of long-term borrowings	12	(246,117,877)	(243,355,165)	(144,294,604)
Capital distribution	14	(106,562,497)	(159,360,835)	(19,594,997)
Current accounts due to related parties		—	—	(698,153)
Payment of long-term borrowing fees		(1,259,319)	(1,350,000)	(1,732,860)
Acquisition of common stock	14	—	—	(1,012,139)
Net cash (used in)/provided by financing activities		(154,679,693)	(207,066,000)	138,965,247
Effects of exchange rate changes of cash held in foreign currency		(847,236)	719,818	397,680
Net change in cash and cash equivalents		198,509	(32,073,304)	42,765,043
Cash and cash equivalents at beginning of year		49,992,391	81,345,877	38,183,154
Cash and cash equivalents at end of year		49,343,664	49,992,391	81,345,877
Supplemental cash flow information
Capital expenditures included in trade payables		1,242,578	803,751	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated Financial Statements

1.	Incorporation and General Information

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

On December 11, 2023, the Company’s common shares began trading on the New York Stock Exchange (“NYSE”), simultaneously with their trading on the Oslo Børs, which is currently considered as the Company’s secondary listing.

As at December 31, 2024 the Group comprises the following companies:

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

The Group’s annual consolidated financial statements were approved and authorized for issue by the Board of Directors on March 31, 2025.

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

Under a time charter agreement, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is usually based on a daily hire rate. In addition, certain of the Group’s time charter arrangements may, from time to time, include profit-sharing clauses, arising from the sharing of earnings together with third parties and the allocation to the Group of such earnings based on a predefined methodology. Subject to any restrictions in the time charter agreement, the charterer has the full discretion over the ports visited, shipping routes and vessel speed. The time charter agreement generally provides typical warranties regarding the speed and performance of the vessel. The time charter agreement generally has some owner- protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carries only lawful or non-hazardous cargo. In a time charter agreement, the Group is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage-related costs such as bunker expenses, port charges and canal tolls during the hire period. The performance obligations in a time charter agreement are satisfied over the term of the agreement, beginning when the vessel is delivered to the charterer until it is redelivered back to the Group. The charterer generally pays the charter hire in advance of the upcoming period of the agreement. The time charter agreements are considered operating leases and are accounted for in accordance with IFRS 16. Time charter agreements do not fall under the scope of IFRS 15 Revenue from Contracts with Customers because (i) the vessel is an identifiable asset, (ii) the Group does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the agreement and derives the economic benefits from such use. Revenue from time charter agreements is recognized on a straight-line basis over the duration of the time charter agreement. In case of a time charter agreement with contractual changes in rates throughout the term of the agreement, any differences between the actual and the straight-line revenue in a reporting period is recognized as a straight-line asset or liability and reflected under current assets or current liabilities, respectively, in the consolidated statement of financial position.

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

Management believes that mobilization of a vessel from a previous port of discharge to a subsequent port of loading does not result in a separate benefit for charterers and that the activity is thus incapable of being distinct. This activity is considered to be a required set-up activity to fulfill the contract. Consequently, positioning and repositioning fees and associated expenses should be recognized over the period of the contract to match the recognition of the respective hire revenues realized, and not at a certain point in time following the adoption of IFRS 15 Revenue from Contracts with Customers. All other voyage expenses are expensed as incurred, with the exception of commissions, which are also recognized on a pro-rata basis over the duration of the period of the time and voyage charter. Bunkers’ consumption included in voyage expenses include bunkers consumed during vessels’ unemployment and off - hire days.

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

The majority of the Group’s operating expenses (such as crew costs, spares, stores, insurances, repairs, surveys, telecommunication and various other expenses) are paid on behalf of the vessels by Kyklades Maritime Corporation (“KMC”).

Trade and other receivables

Trade receivables include estimated recoveries from hire and freight billings to charterers, net of any provision for doubtful accounts, as well as interest receivable from time deposits. Trade receivables are written off when there is no reasonable expectation of recovery, such as in cases of bankruptcy or protracted default, after all reasonable recovery efforts have been exhausted.

At each statement of financial position date, the Group assesses its potential expected credit losses (“ECLs”) in accordance with IFRS 9. The simplified approach is applied to trade and other receivables and the Group recognizes ECLs on trade receivables. Under the simplified approach, the loss allowance is always equal to ECLs. As of December 31, 2024 and 2023, the Group performed a respective exercise and concluded that the expected credit losses calculated were immaterial.

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

Special survey and drydocking costs

Special survey and drydocking costs are capitalized as a separate component of vessel cost. These costs are capitalized when incurred and depreciated over the estimated period to the next scheduled special survey/drydocking. The Group’s vessels are required to undergo special survey/drydocking approximately every 5 years, until a vessel reaches 10 years of age, after which a vessel is required to be specially surveyed/drydocked approximately every 2.5 years. If a special survey or drydocking is performed prior to the scheduled date, any remaining balances are written-off and reflected in depreciation in the statements of profit or loss and other comprehensive income.

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

Interest-bearing borrowings

Borrowings are initially recognized at fair value, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost using the effective interest method and classified as current and non-current based on their repayment profile. The Company derecognizes a borrowing when it is repaid or refinanced (in case of the latter, when its terms are modified and the cash flows of the modified borrowing liability are substantially different, the new liability is being recognized based on the modified terms and is recognized at fair value).

Vessels with an aggregate carrying amount of $702,526,997 as of December 31, 2024 (December 31, 2023: $ 802,677,503) have been pledged as collateral under the terms of the Group’s credit facilities (Note 12).

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

Segment Information

The Group evaluates its vessels’ operations and financial results, principally by assessing their revenue generation, and not by the type of vessel, employment, customer or type of charter. Among others, Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”), Operating expenses (“Opex”) and Gross profit (or otherwise referred to as “Time Charter Equivalent”), are used as key performance indicators. The CEO, who is the chief operating decision maker, reviews these performance metrics of the fleet in aggregate, and thus, the Group has determined that it operates under one reportable segment, that of operating tanker vessels transporting crude oil. Furthermore, due to the international nature of oil transportation, the vessels’ employability is on a worldwide scale, subject to restrictions as per the charter agreement, and, as a result, the Company discloses the revenue generated per continent, based on the Company’s customers’ headquarters.

Inventories

Inventories consist of bunkers, lubricating oils, urea and other items including stock provisions remaining on board and are owned by the Group at the end of each reporting period. Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. For an analysis of inventories as of December 31, 2024 and 2023, refer to Note 6.

Cash flow statement policy

The Group uses the indirect method to report cash flows from operating activities.

Earnings per share

Basic earnings per share is calculated by dividing profit attributable to common stock holders by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by adjusting profit attributable to common stock holders and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to reduce a loss per share or increase earnings per share. The Group applies the if-converted method when determining diluted earnings per share.

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

Taxation

A non-U.S. corporation such as the Company and its subsidiaries generally is subject to a 2% U.S. federal income tax (the “freight tax”) in respect of gross shipping income earned from voyages to or from the U.S. However, a corporation that qualifies for the benefits of Section 883 of the U.S. Internal Revenue Code (which depends, in part, on the ownership of the corporation) is exempt from this tax. The Group intends to take the position that it qualified for the Section 883 exemption in 2024, and therefore, that the freight tax should not be owed for such year. However, the freight tax could be owed in future years due to a change in circumstances.

All companies comprising the Group are not subject to any other tax on international shipping income since their countries of incorporation do not impose such taxes. The Group’s vessels are subject to registration and tonnage taxes, which are included under vessel operating expenses in the consolidated statements of profit or loss and other comprehensive income.

Equity

The Company has one class of common stock outstanding. All the shares rank in parity with one another. Each common share carries the right to one vote in a meeting of the shareholders and all common shares are otherwise equal in all respects.

The Company’s share capital consists of 500,000,000 common shares, par value $0.001 per share, and 100,000,000 preferred shares, par value of $0.001 per share. The Company’s issued and outstanding share capital is represented by 32,194,108 common shares, par value $0.001 per share. In addition, as of the date of this report, OET holds 695,892 common shares in treasury (which are not deemed outstanding) amounting to $4,583,929, measured at cost.

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

Long-term Borrowings

Long-term borrowings are initially recognized at fair value, net of transaction costs. Subsequently, they are measured at amortized cost using the effective interest rate (EIR) method. Any difference between the proceeds (net of transaction costs) and the settlement of the borrowings is recognized in the consolidated statement of profit or loss over the term of the borrowings.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period. Long-term borrowings also include arrangements such as sale and leaseback transactions with an option or obligation to repurchase the asset. In such cases, the Group continues to recognize the asset and a financial liability for the amount of the consideration received from the customer.

Modification of Long-term Borrowings

The Group accounts for modifications of financial liabilities in accordance with IFRS 9 “Financial Instruments”. A financial liability is considered modified when the contractual terms of the loan are renegotiated or amended without leading to derecognition.

Non-substantial Modification

If the modification of a financial liability is non-substantial (i.e., does not result in a significant change in contractual terms), the liability is not derecognized. Instead:

•	The carrying amount of the liability is adjusted to the present value of the modified future cash flows, discounted at the original effective interest rate (EIR).
•	Any difference between the carrying amount before modification and the remeasured liability is recognized as a modification gain or loss in profit or loss.

•	Any costs or fees incurred are adjusted against the carrying amount of the liability and amortized over the remaining term.

A modification is considered non-substantial when the discounted present value of the revised cash flows does not differ by more than 10% from the carrying amount of the original liability.

Substantial Modification

A modification is deemed substantial if:

•	The revised contractual terms result in a significant change in the liability’s terms, or
•	The 10% test (quantitative assessment) indicates a significant difference.

If a substantial modification occurs:

•	The original financial liability is derecognized, and a new financial liability is recognized at fair value.
•	The difference between the carrying amount of the original liability and the fair value of the new liability is recognized in profit or loss.
•	Any costs or fees incurred in the modification are included in the calculation of the gain or loss upon derecognition.

Fair value of financial assets and liabilities

The definitions of the levels, provided by IFRS 13 Fair Value Measurement, are based on the degree to which the fair value is observable.

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Cash and cash equivalents and restricted cash are considered Level 1 financial instruments. Variable rate long-term borrowings and derivative financial instruments are considered Level 2 financial instruments. There are no financial instruments in Level 3, nor any transfers between fair value hierarchy levels during the periods presented.

The carrying amounts reflected in the consolidated statements of financial position for cash and cash equivalents, restricted cash, trade and other receivables, claims receivable, current accounts due to related parties and other current liabilities, approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair value of variable rate long-term borrowings approximates their recorded value, due to their variable interest being the U.S. dollar SOFR (that substituted LIBOR from July 1, 2023 onwards) and due to the fact that financing institutions have the ability to pass on their funding cost to the Group under certain circumstances, which reflects their current assessed risk. The terms of the Group’s long-term borrowings are similar to those that could be procured as of December 31, 2024. SOFR rates are observable at commonly quoted intervals for the full term of the loans and hence variable rate long-term borrowings are considered Level 2 financial instruments.

Sale and leaseback transactions

If a vessel is sold and subsequently leased back by the Group, pursuant to a memorandum of agreement (MoA) and a bareboat charter agreement, the Group determines when a performance obligation is satisfied in IFRS 15, to determine whether the transfer of a vessel is accounted for as a sale. If the transfer of a vessel satisfies the requirements of IFRS 15 to be accounted for as a sale, the Group measures the right-of- use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained and recognizes only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the transfer of a vessel does not satisfy the requirements of IFRS 15 to be accounted for as a sale, the Group continues to recognize the transferred vessel and shall recognize a financial liability equal to the transfer proceeds. All of the Group lease financing agreements as of December 31, 2024 and 2023 were of this type. Please refer to Note 12 for the description of the nature of these sale and leaseback arrangements, general terms, covenants included, any variable payments, if any, as well as the purchase options and/or obligations they provide for.

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

Derivative financial instruments — Foreign Exchange Forward Swaps (FXSs)

The Group enters into FXSs to economically hedge its exposure to floating foreign exchange rates arising from the Group’s exposure to Euro versus USD fluctuations. FXSs are initially recognized at fair value on the consolidated statement of financial position on the date the derivative contracts are entered into and are subsequently re-measured to their fair value at each reporting date. The fair value of these derivative financial instruments is based on a discounted cash flow calculation. The resulting changes in fair value are recognized in the consolidated statements of profit or loss and other comprehensive income. FXSs are presented as assets when their valuation is favorable to the Group and as liabilities when unfavorable to the Group. Cash outflows and inflows resulting from FXSs derivative contracts are presented as cash flows from operations in the consolidated statement of cash flows. Foreign exchange forward swap agreements are considered Level 2 financial instruments.

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

Adoption of new and revised IFRS

Standards and interpretations effective in the current year

The following standards and amendments relevant to the Group were effective in the current year:

In January 2020, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity.

In September 2022, the IASB issued amendments to IFRS 16 — Leases: Liability in a Sale and Leaseback to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

In October 2022, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Non-current Liabilities with Covenants, that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

In May 2023, the IASB issued amendments to IAS 7 — Statement of Cash Flows and IFRS 7 — Financial Instruments: Disclosures: Supplier Finance Arrangements, that introduce new disclosure requirements to enhance the transparency and usefulness of the information provided by entities about supplier finance arrangements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

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

Standards and amendments in issue not yet effective

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In April 2024, the IASB issued the new standard IFRS 18 — Presentation and Disclosure in Financial Statements, with the aim to give investors more transparent and comparable information about companies’ financial performance through the introduction of three sets of new requirements: improved comparability in the income statement; enhanced transparency of management-defined performance measures; more useful grouping of information in the financial statements. The new standard will affect all companies using IFRS Accounting Standards and will replace IAS 1 — Presentation of Financial Statements (while some of its requirements will be carried forward in IFRS 18). The standard is effective on or after January 1, 2027 but early adoption is possible. Management anticipates that this new standard will have a disclosure impact on the Group’s financial statements.

In May 2024, the IASB issued amendments to IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments-Disclosure, with the aim to set financial liabilities using an electronic payment system and to assess contractual cash flow characteristics of financial assets, including those with environmental, social and governance (ESG)-linked features. They also amended disclosure requirements relating to investments in equity instruments designated at fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs. The amendments are effective for annual reporting periods beginning on or after 1 January 2026, but early adoption is possible. Management anticipates that this amendment will not have a material impact on the Group’s financial statements.

In July 2024, the IASB published ‘Annual Improvements to IFRS Accounting Standards — Volume 11’. It contains amendments to five standards as result of the IASB’s annual improvements project (IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 — Financial Instruments: Disclosures, IFRS 9 — Financial Instruments, IFRS 10 — Consolidated Financial Statements, IAS 7 — Statement of Cash Flows). The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted. The Group is currently assessing the impacts from the adoption of those five standards.

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

Vessel lives and residual values

The carrying value of the vessels represents their original cost at the time of purchase, less accumulated depreciation and any impairment. Vessels are depreciated to their residual values on a straight-line basis over their estimated useful lives. The estimated useful life of 25 years is management’s best estimate, that remains unchanged compared to prior year. The residual value is estimated as the lightweight tonnage of the vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated using market scrap prices, assuming a vessel is already of age, and its condition is as expected at the end of its useful life at the statement of financial position date. The scrap rate is estimated to be approximately $400 per ton of lightweight steel.

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

Impairment of vessels

The Company evaluates the carrying amounts of the Group’s vessels to determine whether there is any indication that they have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, their recoverable amounts are estimated in order to determine the extent of the impairment loss, if any.

Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.

Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, the Company considers both internal and external indicators of potential impairment, in accordance with IAS 36. Indicators of possible impairment may include, but are not limited to, comparing the carrying amount of net assets to market capitalization, changes in interest rates, changes in the technological, market, economic, or legal environments in which the Group operates, changes in forecasted charter rates, and movements in external broker valuations. The Company also assesses whether any evidence suggests the obsolescence or physical damage of the Group’s assets, whether the Group has any plans to dispose of an asset before the end.

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

As of December 31, 2024 and 2023, the carrying amount of the vessels owned by the Group was lower than their respective fair values, as estimated by management with consideration to independent brokers’ valuations. As a result, there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its vessels.

Deferred drydocking costs

The Group recognizes drydocking costs as a separate component from the vessels’ carrying amounts and depreciates them on a straight-line basis over the estimated period until the next drydocking of the vessels. If a vessel is disposed of before the next scheduled drydocking, the remaining balance is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. Vessels are estimated to undergo drydocking every 5 years after their initial delivery from the shipyard, until a vessel reaches 10 years of age, and thereafter every 2.5 years to undergo special or intermediate surveys, for major repairs and maintenance that cannot be performed while in operation. However, this estimate might be revised in the future. Management estimates costs capitalized as part of the drydocking component as costs to be incurred during the first drydocking at the drydock yard for a special survey and parts and supplies used in making such repairs that meet the recognition criteria, based on historical experience with similar types of vessels.

Climate and environmental risk factors

The Group might incur increased operating and maintenance costs to maintain the operational performance and superiority of its vessels. These cost factors are taken into consideration when an indication of impairment arises, and included in the Group’s discounted cash flows calculations. Management adjusts its cash flows, accordingly with the following:

●	an increase in its operating costs both for inflation, as well as extra operating costs associated with the vessels operating effectiveness;
●	an increase associated with the vessels’ special surveys and future Drydock costs; and
●	an adjustment of its weighted average cost of capital calculation.

Management has concluded that its vessels’ carrying values, as well as their useful lives, have not been impaired.

6.	Inventories

Inventories are analyzed as follows:

As of December 31,	2024	2023
Bunkers	21,007,217	21,986,056
Lubricants	3,049,006	2,979,904
Provisions	285,442	351,307
Urea	—	36,750
Total	24,341,665	25,354,017

Inventories’ carrying values approximate their fair values as at the reporting date.

7.	Vessels, Net

Vessels, net are analyzed as follows:

	Vessels’ cost	Drydocking and special survey costs	Total
Cost
Balance – January 1, 2023	1,138,221,805	13,705,520	1,151,927,325
Fully amortized Drydock component	—	(1,600,000)	(1,600,000)
Additions	—	4,109,803	4,109,803
Balance - December 31, 2023	1,138,221,805	16,215,323	1,154,437,128
Fully amortized Drydock component	—	(6,000,000)	(6,000,000)
Additions	—	11,628,230	11,628,230
Balance – December 31, 2024	1,138,221,805	21,843,553	1,160,065,358
Accumulated Depreciation
Balance – January 1, 2023	(120,665,575)	(6,965,715)	(127,631,290)
Fully amortized Drydock component	—	1,600,000	1,600,000
Depreciation charge for the year	(37,517,768)	(2,819,890)	(40,337,658)
Balance - December 31, 2023	(158,183,343)	(8,185,605)	(166,368,948)
Fully amortized Drydock component	—	6,000,000	6,000,000
Depreciation charge for the year	(37,494,282)	(3,604,608)	(41,098,890)
Balance – December 31, 2024	(195,677,625)	(5,790,213)	(201,467,838)
Net Book Value – December 31, 2023	980,038,462	8,029,718	988,068,180
Net Book Value – December 31, 2024	942,544,180	16,053,340	958,597,520

Vessels with an aggregate carrying amount of $702,526,997 as of December 31, 2024 (December 31, 2023: $802,677,503) have been secured under the Group’s credit facilities through, among other things, first priority mortgages.

In the year ended December 31, 2024, the Group drydocked its VLCC vessels, for their first five-year scheduled special survey. The drydock cost amounted to $2.1 million for Nissos Despotiko, $2.0 million for Nissos Donoussa, $1.8 million for Nissos Kythnos, and $1.9 million for each of Nissos Rhenia, Nissos Keros and Nissos Anafi.

In the year ended December 31, 2023, the Group drydocked its Suezmax vessels, Kimolos and Folegandros, for their first five-year scheduled special survey. The drydock cost amounted to approximately $1.9 and $2.0 million for Kimolos and Folegandros, respectively.

Depreciation and amortization for the years ended December 31, 2024, 2023 and 2022 amounted to $41,098,890, $40,337,658 and $37,932,391, respectively.

Other Fixed Assets

As of December 31,	2024	2023
Right-of-Use assets	80,206	26,233
Other fixed assets	—	61,019
Total	80,206	87,252

The Group has recognized Right-of-Use assets, pursuant to contracts for the lease of office space and a Company car. For the year ended December 31, 2024, 2023 and 2022, the Group recorded an amount of $35,347, $44,970 and $30,533, respectively as depreciation expense with regards to Right-of-Use assets recognized.

8.	Accrued Expenses

Accrued expenses are analyzed as follows:

As of December 31,	2024	2023	2022
Accrued payroll related taxes	15,176	25,581	15,645
Accrued voyage expenses	1,869,834	456,344	1,021,539
Accrued loan interest	1,818,963	1,780,885	3,781,363
Accrued social insurance contributions	184,341	164,406	91,573
Accrued operating expenses	2,001,847	1,001,994	1,036,952
Other accrued expenses	19,155	55,832	77,827
Total	5,909,316	3,485,042	6,024,899

9.	Vessel Operating Expenses

Vessel operating expenses are analyzed as follows:

For the year ended December 31,	2024	2023	2022
Crew costs	23,963,712	25,824,142	23,283,420
Insurances	3,213,131	3,273,552	3,084,189
Stores	3,798,246	1,874,962	1,566,555
Spares	3,139,300	2,556,623	1,382,223
Repairs and surveys	1,964,837	2,188,650	1,826,758
Flag expenses	875,347	643,661	531,871
Lubricants	3,225,877	3,250,710	2,466,943
Telecommunication expenses	397,166	450,040	195,605
Miscellaneous expenses	1,856,642	1,679,945	1,402,896
Total	42,434,258	41,742,285	35,740,460

10.	Voyage Expenses

Voyage expenses are analyzed as follows:

For the year ended December 31,	2024	2023	2022
Port expenses	34,691,410	30,385,334	17,962,872
Bunkers	88,717,067	76,215,708	55,671,538
Other voyage expenses	3,787,828	2,958,197	451,811
Total	127,196,305	109,559,239	74,086,221

11.	General and Administrative expenses

General and administrative expenses are analyzed as follows:

For the year ended December 31,	2024	2023	2022
Employee costs	7,665,227	5,816,591	3,998,981
Directors’ fees and expenses	1,200,219	906,598	850,942
Professional fees	1,625,369	2,032,332	287,355
Other expenses	420,047	1,177,852	159,245
Total	10,910,862	9,933,373	5,296,523

Insurance cover, for certain directors and executives of the Group, in respect to their potential liability towards the Group and third parties for the years ended December 31, 2024, 2023 and 2022, amounted to $481,696, $387,864 and $164,200, respectively.

12.	Long-Term Borrowings

The Companies have entered into borrowing agreements which are analyzed as follows:

Loan Facility	Vessel	Outstanding Loan Balance as of December 31, 2024	Unamortized Deferred Financing Fees	Outstanding Net of Loan Financing Fees	Applicable Interest Rate (SOFR(S) +Margin)
$34.7 Million Secured Term Loan Facility	Milos	32,525,000	163,529	32,361,471	S+1.75%
$31.1 Million Secured Term Loan Facility	Poliegos	29,554,500	278,190	29,276,310	S+1.60%
$113.0 Million Secured Term Loan Facility	Kimolos	29,500,000	136,181	29,363,819	S+1.90%
	Folegandros	29,500,000	136,181	29,363,819	S+1.90%
	Nissos Keros	40,800,000	188,352	40,611,648	S+1.90%
$84.0 Million Secured Term Loan facility	Nissos Sikinos	38,062,500	256,324	37,806,176	S+1.85%
	Nissos Sifnos	38,062,500	257,933	37,804,567	S+1.85%
$167.5 Million Sale and Leaseback Agreements	Nissos Rhenia	51,947,183	856,267	51,090,916	S+5.55%*
	Nissos Despotiko	52,311,372	870,786	51,440,586	S+5.55%*
$125.7 Million Secured Term Loan Facility	Nissos Donoussa	55,135,000	1,173,326	53,961,674	S+1.65%
$60.0 Million Secured Term Loan Facility	Nissos Kythnos	57,918,646	213,615	57,705,031	S+1.40%**
$73.5 Million Sale and Leaseback Agreements	Nissos Anafi	69,908,661	298,125	69,610,536	S+1.90%
$194.0 Million Sale and Leaseback Agreements	Nissos Kea	62,746,875	584,414	62,162,461	S+2.00%
	Nissos Nikouria	63,656,250	649,055	63,007,195	S+2.00%
	Total	651,628,487	6,062,278	645,566,209	S+2.41%
	Other lease liabilities			80,838
	Total			645,647,047
*

Post the transition from LIBOR to SOFR as the base rate, these financings include an applicable Credit Adjustment Spread (“CAS”) on top of the SOFR base rate. Relates to the applicable margin as of December 31, 2024.

**	Please refer to paragraph $60.0 Million Secured Term Loan Facility for more information

Transition from LIBOR to SOFR

While the Group’s loan arrangements previously used LIBOR, including during the fiscal year ended December 31, 2023, in 2023 the Company amended those loan agreements to transition from LIBOR to SOFR. As a result, from July 1, 2023, none of the Group’s financing arrangements currently utilizes LIBOR, and those that have a reference rate use SOFR, in line with current market practice.

Description of Group borrowing and other financing arrangements

$44.0 Million Secured Credit Term Loan Facility

On July 8, 2020, Omega Three Marine Corp. entered into a $44.0 million secured credit facility with ABN AMRO Bank N.V. to refinance then-existing indebtedness on the vessel Kimolos. The facility bore interest at LIBOR plus a margin of 2.50% per annum and had a final maturity date of July 9, 2026. Omega Three Marine Corp. drew down $42.2 million of this facility. The facility was repayable in 24 equal quarterly installments of $695,000, with a balloon payment of $25,488,750 due upon maturity. This facility was secured by, among other things, a first priority mortgage on Kimolos and was guaranteed by the Company. This loan was prepaid in June 2023.

$40.0 Million Secured Term Loan Facility

On July 7, 2020, Omega Four Marine Corp. entered into a $40.0 million secured term loan facility with BNP Paribas to refinance then-existing indebtedness on the vessel Folegandros. The facility bore interest at LIBOR plus a margin of 2.60% per annum and had a final maturity date of July 9, 2026. The facility was repayable in 24 equal quarterly installments of $593,250, with a balloon payment of $24,912,000 due upon maturity. This facility was secured by, among other things, a first priority mortgage on Folegandros and was guaranteed by the Company. This loan was prepaid in June 2023.

$103.2 Million Secured Term Loan Facility

On September 9, 2020, Omega Six Marine Corp. and Omega Ten Marine Corp. entered into an approximately $103.2 million secured term loan facility with KEXIM Bank (UK) Limited to finance their acquisition of Nissos Sikinos and Nissos Sifnos, which agreement was amended and restated on July 6, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to the Term SOFR, subject to (i) a mandatory switch mechanism to the daily non-cumulative compounded SOFR (“Compounded SOFR”) and (ii) the borrowers’ option to switch the interest rate to Compounded SOFR. The facility was comprised of a KEXIM facility of up to $61,924,800 and a commercial facility of up to $41,283,200. Each of the two tranches of the KEXIM facility bore interest at Term SOFR (previously LIBOR) plus a margin of 1.80% per annum and a credit adjustment spread (“CAS”) of 0.26161% per annum relating to the transition from LIBOR, was repayable in 48 equal consecutive quarterly installments of $645,050, and had a final maturity date of September 11 and September 23, 2032 (each tranche respectively). Each of the two tranches of the commercial facility bore interest at Term SOFR (previously LIBOR) plus a margin of 2.20% per annum and a CAS of 0.26161% per annum relating to the transition from LIBOR, was repayable in 20 equal consecutive quarterly installments of $206,416, with a balloon payment of $16,513,280 due upon maturity, and had a final maturity date of September 11 and September 23, 2025 (each tranche respectively). This facility was secured by, among other things, a first priority mortgage on each of Nissos Sikinos and Nissos Sifnos and was guaranteed by the Company. This loan was prepaid in September 2023.

$125.7 Million Secured Term Loan Facility

On May 23, 2022, Anassa Navigation S.A. and Nellmare Marine Ltd. entered into an approximately $125.7 million secured term loan facility with the National Bank of Greece to refinance the then-existing indebtedness on the vessels Nissos Kythnos and Nissos Donoussa, which agreement was amended on June 29, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to Term SOFR, subject to the borrowers’ option to switch the interest rate to the cumulative compounded SOFR. The facility has a final maturity date of May 25, 2029 and bears interest at SOFR (previously LIBOR) plus a margin of 2.50% per annum. The margin may be increased following discussions between the lender and the borrowers if it is determined that, pursuant to the sustainability certificate provided by the borrowers to the lender annually, (1) the weighted average of the efficiency ratio of all fleet vessels (using the parameters of fuel consumption, distance travelled and deadweight at maximum summer draught, reported in unit grams of CO2 per ton per mile) for that calendar year, as certified by an approved classification society, is equal to or above the target set for the relevant year and (2) the weighted average percentage of the total waste incinerated on board for all fleet vessels in that calendar year (calculated in line with Class Approved Plans & Record Books, MARPOL Annex I — “Oil Record Book” (endorsed by Flag Administration) & “Fuel Management Plan” (approved by class) and MARPOL Annex V — “Garbage Record Book” & “Garbage Management Plan” (approved by class)) is equal to or above the target set for the relevant year. The amount of any increase in the margin will be based on discussions between the lender and the borrowers. Other than as set out above, there will be no other assessment of the information contained in any sustainability certificate and the sustainability certificates themselves will not be made publicly available unless the Company deemed them to be material. Each of the two tranches of the facility is repayable in 28 quarterly installments, the first 8 of which are $750,000 and the next 20 of which are $850,000, with a balloon payment of $39,835,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on the Nissos Donoussa and is guaranteed by the Company. The tranche relating to the Nissos Kythnos was repaid by Anassa Navigation S.A. on May 24, 2024.

On May 21, 2024, Nellmare Marine Ltd. entered into a supplemental agreement to the existing senior secured credit facility financing the VLCC vessel Nissos Donoussa. The supplemental agreement provides for a reduction of the margin to 165 basis points over the applicable Term SOFR, through the duration of the facility.

$58.2 Million Secured Term Loan Facility

On January 24, 2019, Arethusa Shipping Corp. entered into an approximately $58.2 million secured term loan facility with BNP Paribas to finance the acquisition of Nissos Keros. The facility bore interest at LIBOR plus a margin of 2.25% per annum and had a final maturity date of October 16, 2025. The facility was repayable in 24 equal quarterly installments of $808,000, with a balloon payment of $38,783,000 due upon maturity. This facility was secured by, among other things, a first priority mortgage on Nissos Keros and was guaranteed by the Company. This loan was prepaid in June 2023.

$58.0 Million Secured Term Loan Facility

On February 27, 2019, Moonsprite Shipping Corp. entered into a $58.0 million secured term loan facility with Crédit Agricole Corporate and Investment Bank (“CACIB”) and the Export-Import Bank of Korea (“KEXIM”) to finance the acquisition of Nissos Anafi, which agreement was amended and restated on November 11, 2020 in order to include a hedging mechanism and further amended and restated again on June 16, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to Term SOFR. The facility consisted of a commercial facility by CACIB in the amount of $38 million and a KEXIM facility loan in the amount of $20 million. The commercial facility bore interest at Term SOFR (previously LIBOR) plus a margin of 2.25% per annum and the applicable CAS relating to the transition from LIBOR depending on the applicable interest period (namely, 0.26161% per annum for interest periods exceeding month and up to three months, 0.42826% per annum for interest periods exceeding three months and up to six months, or 0.71513% per annum for interest periods exceeding six months and up to twelve months), was repayable in 32 equal quarterly installments of $275,000, with a balloon payment of $29,200,000 due upon maturity and had a final maturity date of January 3, 2028. The KEXIM facility loan bore interest at Term SOFR (previously LIBOR) plus a margin of 1.80% per annum and a CAS of 0.26161% per annum relating to the transition from LIBOR, was repayable in 32 equal quarterly installments of $625,000 and had a final maturity date of January 3, 2028. The facility was secured by, among other things, a first priority mortgage on Nissos Anafi and was guaranteed by the Company. In December 2020, through an assignment agreement, CACIB transferred to Siemens Financial Services, Inc. 50% of its outstanding loan balance, i.e., $18,587,500. This loan was prepaid in February 2024.

$113.0 Million Secured Term Loan Facility

On June 27, 2023, Omega Three Marine Corp., Omega Four Marine Corp. and Arethusa Shipping Corp. entered into a $113.0 million senior secured credit facility with ABN AMRO Bank N.V. to refinance then-existing indebtedness on the vessels Kimolos, Folegandros and Nissos Keros. The facility bears interest at Term SOFR, subject to a mandatory switch mechanism to Compounded SOFR, plus a margin of 1.90% per annum and has a final maturity date of June 30, 2028. The facility is repayable in 20 equal consecutive quarterly installments of $2,200,000, with a balloon payment of $69,000,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Kimolos, Folegandros and Nissos Keros and is guaranteed by the Company.

$84.0 Million Secured Term Loan Facility

On September 8, 2023, Omega Six Marine Corp. and Omega Ten Marine Corp. entered into an $84.0 million senior secured credit facility with CACIB to refinance the then-existing indebtedness on the vessels Nissos Sikinos and Nissos Sifnos. The facility bears interest at Term SOFR, plus a margin of 1.85% per annum, and has a final maturity date in September 2029. Each of the two tranches is repayable in 24 equal consecutive quarterly installments of $787,500, with a balloon payment of $23,100,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Nissos Sikinos and Nissos Sifnos and is guaranteed by the Company.

$34.7 Million Secured Term Loan Facility

On January 31, 2024, Omega One Marine Corp. entered into an $34.7 million senior secured term loan facility with Kexim Asia Limited and Kexim Bank (UK) Limited to refinance the then-existing indebtedness on the vessel Milos. The facility bears interest at the applicable Term SOFR, plus a margin of 1.75% per annum, and has a final maturity date in February 2030. The facility is repayable in 24 equal consecutive quarterly installments of $725,000, with a balloon payment of $17,300,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on Milos and is guaranteed by the Company.

$56.0 Million Sale and Leaseback Agreement — Milos

On January 29, 2019, Omega One Marine Corp. entered into a $49.0 million sale and leaseback agreement with Ocean Yield with respect to the vessel Milos, which included a $7.0 million non-cash element. The charter period was 156 months from delivery and the charter hire was paid monthly, in advance, in a cash amount equal to $12,825 per day plus a non-cash amount of $1,475 per day (which is set off against the $7.0 million prepaid hire that Omega One Marine Corp. made). On April 27, 2023, an addendum to the bareboat charter to amend the provisions of the bareboat charter was entered into in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire was subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum. The charter was guaranteed by the Company, and the charterer permitted a mortgage to be filed regarding the finance lease, as well as entered into assignment of earnings, assignment of insurances, charter guarantee, pledge of account and a manager’s undertaking. Omega One Marine Corp. had the option to repurchase the vessel at the end of years 5, 7, 10, and 12, at purchase option prices that range from $34.7 million to $11.5 million at the end of year 12. The vessel was delivered in February 2019. Omega One Marine Corp. repurchased the Milos in February 2024, and therefore this sale and leaseback arrangement is no longer in effect.

$54.0 Million Sale and Leaseback Agreement — Poliegos

On June 8, 2017, Omega Two Marine Corp. entered into a $47.2 million sale and leaseback agreement with Ocean Yield with respect to the vessel Poliegos, which included a $6.8 million non-cash element. The charter period was 168 months from the delivery date and the charter hire was paid monthly, in advance, in a cash amount equal to $11,550 per day plus a non-cash amount of $1,368.93 per day (which is set off against the $7.0 million prepaid hire that Omega Two Marine Corp. made). On April 27, 2023, the charterer entered into an addendum to the bareboat charter to amend the provisions of the bareboat charter in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire was subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum, relating to the transition from LIBOR. The charter was guaranteed by the Company, and Omega Two Marine Corp. permitted a mortgage to be filed regarding the finance lease, as well as entered into assignment of earnings, assignment of insurances, charter guarantee, pledge of account and a manager’s undertaking. Omega Two Marine Corp. also had the option to repurchase the vessel at the end of years 7, 10, and 12, and at purchase option prices that range from $31.1 million to $17.2 million at the end of year 12. The vessel was delivered in June 2017. Omega Two Marine Corp. repurchased the Poliegos in July 2024, and therefore this sale and leaseback arrangement is no longer in effect.

$31.1 Million Secured Term Loan Facility

On June 20, 2024, Omega Two Marine Corp. entered into a new $31.11 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Poliegos from its sale and leaseback financier, Ocean Yield (the “Poliegos New Facility”). The Poliegos New Facility is provided by Bank SinoPac Co., Ltd, and the transaction closed on July 1, 2024. The Poliegos New Facility contains an interest rate of Term SOFR plus 160 basis points, matures in six years, and will be repaid in quarterly instalments of approximately $0.78 million each, together with a balloon instalment of approximately $12.44 million payable at maturity. The Poliegos New Facility is secured by, among other things, security (mortgage) over the Poliegos, and is guaranteed by the Company.

$167.5 Million Sale and Leaseback Agreements — Nissos Rhenia and Nissos Despotiko

On February 10, 2018, Omega Five Marine Corp. and Omega Seven Marine Corp. entered into approximate $150.52 million sale and leaseback agreements with Ocean Yield with respect to the vessels Nissos Rhenia and Nissos Despotiko.

The charter period for each of the Nissos Rhenia and Nissos Despotiko is 180 months from respective delivery and the charter hire for the each such ship is paid monthly, in advance, in a cash amount equal to $18,600 per day per ship for the first five years from the delivery date and $18,350 per day per ship from year six until the end of the charter period, subsequently amended to $18,600 per day per ship for the first two years, $25,200 per day for Nissos Rhenia and $23,336 for Nissos Despotiko for years three and four and $17,200 per day per ship for year five until the end of the charter, plus a non-cash amount of $1,734 per day per ship (which is set off against the $9.5 million prepaid hire that Omega Five Marine Corp. and Omega Seven Marine Corp. made for each ship, respectively). On April 27, 2023, Omega Five Marine Corp. and Omega Seven Marine Corp. entered into an addendum to each bareboat charter to amend the provisions of such bareboat charters in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire is subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum (for three-month periods) or 0.71513% per annum (for twelve-month periods), as applicable, relating to the transition from LIBOR. Each charter is guaranteed by us, and Omega Five Marine Corp. and Omega Seven Marine Corp. permitted a mortgage to be filed regarding the finance lease. Ocean Yield has registered mortgages on both vessels, with amounts not exceeding the lease outstanding amounts. Additionally, the Company, Omega Five Marine Corp. and Omega Seven Marine Corp., as applicable, have entered into assignment of insurances, assignment of management agreement, charter guarantee, pledge of account, pledge of shares of the bareboat charterer, a manager’s undertaking and a time charter general assignment. Omega Five Marine Corp. and Omega Seven Marine Corp. also have the option to repurchase each or both vessels at the end of years 7, 10, 12 and 14, in varying amounts per ship from $49.8 million to $14.2 million. The Nissos Rhenia was delivered in May 2019 and the Nissos Despotiko was delivered in June 2019.

$194.0 Million Sale and Leaseback Agreements — Nissos Kea and Nissos Nikouria

On March 21, 2022, Ark Marine S.A. and Theta Navigation Ltd entered into an approximate $145.5 million sale and leaseback agreements with CMB Financial Leasing Co., Ltd. (“CMBFL”), with respect to the vessels Nissos Kea and Nissos Nikouria. On June 29, 2023 and on January 26, 2024, respectively, Ark Marine S.A. and Theta Navigation Ltd entered into amendment and restatement agreements of each bareboat charter to amend certain provisions of the bareboat charters. The charter period for each of the vessels is 84 months from December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria) and charter hire is payable quarterly as follows: (a) from the delivery date of each vessel and up to and including December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to the Nissos Nikouria), a fixed amount equal to $909,375 plus a variable amount by priced at 260 basis points (being 2.45% as margin and 0.15% as CAS) over the applicable three-month Term SOFR, and (b) following December 31, 2023, with respect to Nissos Kea, and March 3, 2024, with respect to the Nissos Nikouria, a fixed amount equal to $909,375 plus a variable amount priced at 200 basis points over the applicable three-month Term SOFR. The first part of the sale and leaseback relating to the delivery of Nissos Kea was drawn on March 31, 2022 and matures on the date falling 84 months from December 31, 2023 and the second part of the sale and leaseback relating to the delivery of Nissos Nikouria was drawn on June 3, 2022 and matures on the date falling 84 months from March 3, 2024. According to each bareboat charter, the Company has a purchase option that it can exercise annually as from December 31, 2024 (with respect to Nissos Kea) and March 3, 2025 (with respect to Nissos Nikouria). If the purchase option date falls after the first but prior to the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel is an amount equal to the opening capital balance i.e., $72,750,000 amount drawn per vessel (75% of the purchase price) minus charter hire paid (the “owner’s costs”), plus (a) accrued but unpaid charter hire, (b) break funding costs including any swap costs, (c) legal and other documented costs of the owner to sell the relevant vessel, and any other additional amounts due under the sale and leaseback documentation. If the purchase option date falls on the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel is an amount equal to $40,921,875 (the “amended owner’s costs”), plus (a) accrued but unpaid charter hire, (b) and other documented costs of the owner to sell the relevant vessel, and (c) any other additional amounts due under the sale and leaseback documentation. Each charter is guaranteed by the Company, Ark Marine S.A. and Theta Navigation Ltd, as applicable, permitted a mortgage to be filed regarding the finance lease as well as entered into an account charge, general assignment, pledge of shares of the bareboat charterer, a builder’s warranties assignment, and a manager’s undertaking.

$73.5 Million Sale and Leaseback Agreement — Nissos Anafi

On January 29, 2024, Moonsprite Shipping Corp. entered into an approximately $73.5 million sale and leaseback agreements with CMBFL, with respect to the vessel Nissos Anafi. The charter period is 84 months from the vessel’s delivery date and charter hire is payable quarterly in a fixed amount equal to approximately $1.2 million plus a variable amount priced at 190 basis points over the applicable three-month Term SOFR. Moonsprite Shipping Corp. has the option to repurchase the vessel, such option being exercisable quarterly following the one-year anniversary of the vessel’s delivery. If the purchase option date falls prior to the seventh anniversary of the date of the vessel’s delivery, the purchase option price is an amount equal to the opening capital balance (i.e. $73,450,000 (being 65% of the purchase price) minus the fixed amount of charter hire paid on the purchase date (the “owners’ costs”), plus (a) accrued but unpaid charter hire, (b) legal and other documented costs of the owner to sell the vessel, (c) any break-funding costs, and (d) any other additional amounts due under the sale and leaseback documentation. The charter is guaranteed by the Company, and Moonsprite Shipping Corp. has permitted a mortgage to be filed regarding the finance lease and Moonsprite Shipping Corp. has also entered into an account charge and the Company has pledged of the shares of the bareboat charterer.

$11.0 Million Scrubber Financing

On June 25, 2019, the Company entered into an $11.0 million facility agreement with BNP Paribas, with Therassia Marine Corp., Ios Maritime Corp., Omega Three Marine Corp. and Omega Four Marine Corp., acting as guarantors, in order to finance the installation of scrubbers on six vessels in the Group’s fleet, namely, Nissos Therassia, Nissos Schinoussa, Kimolos, Folegandros, Milos and Poliegos. In July 2020, the second priority mortgage over Kimolos and all the other additional second priority securities were released upon full repayment of the Kimolos tranche. In June 2021, the Nissos Therassia and Nissos Schinoussa were sold and the second priority mortgages and all the other additional second priority securities over these vessels were released upon full prepayment of their respective loan tranches. The facility bore interest at LIBOR plus a margin of 2.0% per annum and had a final maturity date of December 30, 2024. Each of the six tranches of the facility was for an amount of $1,833,333 and was repayable in 15 equal quarterly installments of $114,583 and a final quarterly payment of $114,588, in each case commencing 12 months after the date the relevant tranche is utilized. The facility was secured by, among other things, a second priority mortgage over Folegandros, a second priority security over the ship’s earnings, a first priority security over an earnings account and a second priority manager’s undertaking. This loan was prepaid in June 2023.

$35.1 Million Unsecured Sponsor Loan

On April 18, 2022, the Company (on behalf of two of the Company’s subsidiaries, Ark Marine S.A. and Theta Navigation Ltd), entered into an unsecured loan facility with Okeanis Marine Holdings S.A., an entity controlled by Mr. Ioannis Alafouzos (on behalf of its subsidiaries Felton Enterprises S.A. and Sandre Enterprises S.A.), relating to the acquisition of the vessels Nissos Kea and Nissos Nikouria. Under the agreement, the loaned amount of approximately $17.6 million for each vessel bears a fixed interest cost of 3.5% per annum and was repayable at the Company’s sole discretion without penalty, up to the maturity date of two years from the relevant vessel’s delivery. The Company repaid this facility in March and May 2024.

$60.0 Million Secured Term Loan Facility

On May 21, 2024, Anassa Navigation S.A. entered into a new $60.0 million senior secured credit facility for the VLCC vessel Nissos Kythnos with Danish Ship Finance A/S to refinance the Group’s existing facility and for general corporate purposes. The Nissos Kythnos New Facility is priced at 140 basis points over the applicable Term SOFR, until December 2026. Thereafter, a new applicable margin will be mutually agreed between the parties, for the remaining duration of the facility, which matures in six years. If the parties do not agree to a new applicable margin, Anassa Navigation S.A. will have the ability to prepay the facility at no additional cost. The facility will be repaid in quarterly instalments of approximately $1.041 million each, together with a balloon installment of approximately $35.024 million payable at maturity, is secured by, among other things, security (mortgage) over the Nissos Kythnos, and is guaranteed by the Company. The facility also includes a sustainability linked margin adjustment provision, starting in 2025, whereby the applicable margin may decrease or increase by 5 basis points per year, subject to the Group meeting certain sustainability linked targets.

According to IFRS 9 “Financial Instruments”, the CMBFL lease amendment for vessel Nissos Kea and vessel Nissos Nikouria, as well as the National Bank of Greece supplemental agreement for vessel Nissos Donoussa, were assessed as modifications of existing financial liabilities. The carrying amount of the modified financial liabilities before the modification was $191.3 million. The remeasurement of the financial liabilities resulted in a modification gain of $1.8 million, which has been recognized as Gain from modification of loans in the statement of profit or loss and other comprehensive income.

The modification gain was calculated based on the present value of the revised future cash flows discounted at the original effective interest rate (EIR).

OET is the corporate guarantor for all bank loans as at December 31, 2024.

Lease liabilities connected to Right-of-Use assets

OET Chartering Inc. leases office space in Piraeus from SINGLE MEMBER ANONYMOS TECHNIKI ETAIRIA ERGON, an entity owned by Themistoklis Alafouzos. On August 1, 2018, OET Chartering Inc. entered into a lease agreement for 165.28 square meters of office space for our operations with SINGLE MEMBER ANONYMOS TECHNIKI ETAIRIA ERGON at a monthly rate of Euro 890. The lease initially was to expire on July 31, 2024 and on July 1, 2024 OET Chartering Inc. entered into an amendment to such lease to extend the term until July 31, 2028.

The Group has recognized the following lease liabilities with respect to the Right-of-Use assets:

As of December 31,	2024	2023
Office space	80,838	14,518
Cars	—	19,220
Total	80,838	33,738

The maturities of lease liabilities are the following:

For the year ended December 31,	2024	2023
No later than one year	24,965	34,506
Later than one year and not later than five years	66,573	—
Total undiscounted cash flows	91,538	34,506
Less: Imputed interest	(10,700)	(768)
Carrying value of operating lease liabilities	80,838	33,738

Long-term debt net of current portion and current portion of long-term borrowings are analyzed as follows:

	Long-term borrowings,	Current portion of
As of December 31, 2023	net of current portion	long-term borrowings	Total
Outstanding loan balance	619,582,782	78,903,582	698,486,364
Financing fees	(4,282,657)	(954,759)	(5,237,416)
Total	615,300,125	77,948,823	693,248,948

	Long-term borrowings,	Current portion of
As of December 31, 2024	net of current portion	long-term borrowings	Total
Outstanding loan balance	603,686,403	47,942,084	651,628,487
Financing fees	(4,789,810)	(1,272,468)	(6,062,278)
Total	598,896,593	46,669,616	645,566,209

The borrowings are repayable as follows:

As of December 31,	2024	2023
No later than one year	47,942,084	78,903,582
Later than one year and not later than five years	335,178,782	278,087,160
Thereafter	268,507,621	341,495,622
Total	651,628,487	698,486,364
Less: Amounts due for settlement within 12 months	(47,942,084)	(78,903,582)
Long-term borrowings, net of current portion	603,686,403	619,582,782

Cash flow reconciliation of liabilities arising from financing activities

A reconciliation of the Group’s financing activities for the years ended December 31, 2024, 2023 and 2022 are presented in the tables below:

Long-term borrowings – January 1, 2022	576,996,269
Cash flows – drawdowns	306,298,000
Cash flows – repayments	(144,294,604)
Loan financing fees	(1,732,860)
Other lease liabilities	75,759
Non-cash flows – amortisation of loan financing fees	1,693,117
Long-term borrowings – December 31, 2022	739,035,681
Cash flows – drawdowns	197,000,000
Cash flows – repayments	(243,355,165)
Loan financing fees	(1,350,000)
Other lease liabilities	(42,021)
Non-cash flows – amortisation of loan financing fees	1,994,191
Long-term borrowings – December 31, 2023	693,282,686
Cash flows – drawdowns	199,260,000
Cash flows – repayments	(246,117,877)
Loan financing fees	(1,259,319)
Other lease liabilities	47,100
Non-cash flows – amortisation of loan financing fees and modification gain	2,263,416
Non-cash flows – gain from modification of loans	(1,828,959)
Long-term borrowings – December 31, 2024	645,647,047

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

The borrowing agreements include several covenants, including restrictions as to changes in management and ownership of the vessels, payment of dividends in the event of default, further incurring indebtedness, mortgaging of vessels without the bank’s prior consent and several financial covenants including:

●	minimum corporate liquidity, being the higher of $10,000,000 and $750,000 per vessel, in the form of free and unencumbered cash and cash equivalents;
●	a consolidated net worth of more than $100,000,000;
●	a leverage ratio of total liabilities to the carrying value of total assets (adjusted for the vessel’s fair market value) of no more than 75%;and
●	the listed status of our common shares on an exchange operated by the Oslo Børs, the NYSE or on such other acceptable stock exchange.

A number of the Group’s financing agreements require that we maintain a minimum fair value of the collateral for each credit facility, so that the aggregate fair value of the vessels collateralizing the credit facility is at least between 125% and 170% — depending on the credit facility — of the aggregate principal amount outstanding under such credit facility. Alternatively, if the relevant borrower does not meet these thresholds, the relevant borrower must prepay a portion of the loan or provide additional security to eliminate the shortfall.

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

A number of the Group’s financing agreements require that the Alafouzos family maintain a minimum 35% ownership interest in us, and some of the Group’s financing agreements provide that a breach of the financing will occur if Mr. Ioannis Alafouzos and Mr. Themistoklis Alafouzos cease to control the Company and, in one instance, if Mr. Ioannis Alafouzos ceases to be the Company’s chairman. In addition, one agreement provides that the acquisition by a person or group of persons acting in concert (directly or indirectly) of more than 35% of the ultimate legal or beneficial ownership of the Company is a breach of that agreement, and certain of the Group’s guarantees on the Group’s sale and leaseback agreements provide that the Company may not permit certain changes in corporate or ownership structure or permit a new party or parties acting in concert to become owners of, or control, more than 51% of the Company’s shares and/or voting rights.

As at December 31, 2024 and 2023, the Group was in compliance with its covenants.

13.	Transactions and Balances with Related Parties

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

Related party balances’ analysis

The below table presents the Group’s outstanding balances due to related parties:

As of December 31,	2024	2023
Kyklades Maritime Corporation	(530,030)	(659,974)
Total	(530,030)	(659,974)

Amounts due to the Management Company as of December 31, 2024 of $530,030 as compared to December 31, 2023 of $659,974 represent expenses paid by the Management Company on behalf of the Company, per the terms of the respective vessel technical management agreements.

All balances noted above are unsecured, interest-free, with no fixed terms of payment and repayable on demand.

Related party transactions’ analysis

The below table presents the Group’s transactions with its related parties:

For the years ended December 31,	2024	2023	2022
Kyklades Maritime Corporation- management fees	4,611,600	4,599,000	4,381,200
Total	4,611,600	4,599,000	4,381,200

KMC solely administers the transactions on behalf of OET’s subsidiaries, without recharging any expenditure back to the ship owning companies. All operating expenses are being incurred and charged directly to OET’s subsidiary companies.

On March 1, 2024, each of the Company’s vessel owning subsidiaries entered into an ETS Services Agreement with KMC, which agreement is effective as of January 1, 2024, pursuant to which KMC obtains, transfers and surrenders emission allowances under the EU Emissions Trading Scheme that came into effect on January 1, 2024, and KMC provides the vessel with emission data in a timely manner to enable compliance with any emission scheme(s) applicable to the vessel. No additional fee is payable under these agreements as the services are part of the technical management fee under the existing technical management agreements. These agreements may be terminated by either party for cause, immediately upon written notice or for any reason, upon two months’ written notice. These agreements shall also be deemed automatically terminated on the date of termination of the relevant technical management agreements.

The below table presents an analysis of all payments executed by KMC on behalf of the Group:

For the years ended December 31,	2024	2023	2022
Crew wages	21,231,570	21,043,047	18,572,373
Other crew expenses	3,043,288	3,639,086	3,357,800
Stores	4,433,689	3,864,683	3,098,044
Technical expenses	9,641,650	8,647,728	5,611,199
Insurance	2,969,841	2,717,938	3,193,137
Health, Safety, Quality, Environmental (HSQE) expenses	614,855	592,246	525,210
Other	1,550,392	801,196	931,952
Total	43,485,285	41,305,924	35,289,715

Key management and Directors’ remuneration

Each of the Group’s directors, except for the Chairman of the Board of Directors, is entitled to an annual fee of $75,000. Directors’ fees for the years ended December 31, 2024, 2023 and 2022 amounted to $450,000 for each year. In addition, each director is entitled to reimbursement for travelling and other minor out-of-pocket expenses.

Furthermore, OET Chartering Inc. and OET provide compensation to members of key management personnel, which currently comprise of its Chief Executive Officer, Chief Financial Officer, and Chief Commercial Officer. The remuneration expenses comprise salaries, bonuses, directors and officers liability insurance cover, telecommunications, travel and other expenses. For the years ended December 31, 2024, 2023 and 2022, key management personnel remuneration, covering all the above amounted to $4,810,180, $3,588,185 and $1,704,665. There was no amount payable related to key management remuneration as of December 31, 2024, 2023 and 2022.

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

Shared Services Agreement

On November 1, 2023, OET Chartering Inc. entered into a shared services agreement with KMC to document the mutual exchange of business support in respect of the management of the Group’s vessels by way of corporate, accounting, financial and other operational and administrative services. The shared services agreement does not provide for any additional fee payable. The agreement may be terminated by either party thereto (i) for cause, immediately upon written notice or (ii) for any other reason, upon two months’ written notice.

14.	Share Capital and Additional Paid-in Capital

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

In March 2024, the Company paid approximately $21.3 million or $0.66 per share via a dividend that was classified as a return of paid-in-capital.

In June 2024, the Company paid approximately $35.4 million or $1.10 per share via a dividend that was classified as a return of paid-in-capital.

In September 2024, the Company paid approximately $35.4 million or $1.10 per share via a dividend that was classified as a return of paid-in-capital.

In December 2024, the Company paid approximately $14.5 million or $0.45 per share via a dividend that was classified as a return of paid-in-capital.

As of December 31, 2024, the Company had 32,194,108 common shares outstanding (such amount does not include 695,892 treasury shares).

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

15.	Financial Risk Management

The Group’s principal financial instruments comprise long-term borrowings, interest rate swaps (terminated in 2022), forward freight agreements, foreign exchange forward swaps, cash and cash equivalents and restricted cash. The main purpose of these financial instruments is to finance the Group’s operations and mitigate its exposure to market and interest rate fluctuations. The Group has various other financial assets and liabilities such as trade receivables, current accounts with related parties and payables which arise directly from its operations.

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

The Group is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Group to make interest payments based on SOFR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. From time to time, the Group uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these interest rate swaps is to manage the risks and costs associated with its floating-rate borrowings (Note 22).

As an indication of the sensitivity from changes in interest rates, an increase by 100 basis points in interest rates would increase interest expense for the year ended December 31, 2024 by $6,704,025 (2023: $6,894,010 and 2022: $2,251,130 increased by 50 basis points) assuming all other variables held constant. The Group had entered into interest rate swap agreements for some of its borrowings, thereby partially economically hedging part of its floating-rate borrowings; however, these agreements were terminated within 2022. As of December 31, 2023, and December 31, 2024, the Group has not economically hedged its variable rate interest exposure relating to its existing credit facilities and sale and leasebacks.

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

The tanker shipping industry is cyclical with high volatility in charter rates and profitability. The Group charters its vessels principally in the spot market, being exposed to various unpredictable factors such as: supply and demand of energy resources, global economic and political conditions, natural or other disasters, disruptions in international trade, COVID-19 outbreak, environmental and other legal regulatory developments and so on. During 2023 and 2024, the Group entered into FFAs in order to minimize losses from charter rate fluctuations and eliminate any adverse effect charter rate fluctuations may have in the Group’s operating cash flows and dividend distributions.

●	Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses. The Group minimizes liquidity risk by maintaining sufficient cash and cash equivalents.

The following table details the Group’s expected cash outflows for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities, on the earliest date on which the Group would be required to pay to settle. The table includes both interest and principal cash flows. Variable future interest payments were determined based on the one-month SOFR, as of December 31, 2024, of 3.97% (2023: 3.41%), plus the margin applicable to the Group’s loans at the end of the year presented.

	Weighted average effective interest rate	Less than 1 month	1 – 3 months	3 – 12 months	1 – 5 years	5+ years	Total
December 31, 2024
Non-Derivative Liabilities
Trade payables		—	—	19,479,005	—	—	19,479,005
Accrued expenses		—	—	5,909,316	—	—	5,909,316
Current accounts due to related parties		—	—	530,030	—	—	530,030
Variable interest borrowings	4.86%	2,541,609	15,250,870	53,374,498	391,940,693	216,343,324	679,450,994
Variable interest for debt financing (Sale and Leaseback Agreements)	9.12%	1,358,910	2,660,316	12,428,837	63,359,366	77,158,586	156,966,015
Total		3,900,519	17,911,186	91,721,686	455,300,059	293,501,910	862,335,360

	Weighted average effective interest rate	Less than 1 month	1 – 3 months	3 – 12 months	1 – 5 years	5+ years	Total
December 31, 2023
Non-Derivative Liabilities
Trade payables		—	—	23,522,506	—	—	23,522,506
Accrued expenses		—	—	3,485,042	—	—	3,485,042
Current accounts due to related parties		—	—	659,974	—	—	659,974
Variable interest borrowings	4.08%	3,138,123	28,239,371	62,054,619	307,066,226	237,943,153	638,441,492
Variable interest for debt financing (Sale and Leaseback Agreements)	9.07%	2,330,290	4,567,896	21,015,413	106,212,689	139,492,319	273,618,607
Total		5,468,413	32,807,267	110,737,554	413,278,915	377,435,472	939,727,621

16.	Commitments and Contingencies

Commitments under time charter agreements (Lessor)

As of December 31, 2024 and 2023, future minimum contractual time charter revenue, based on the Group’s vessels’ committed, non-cancellable time charter agreements, net of address commissions were nil.

17.	Earnings per Share

The profit/(loss) and weighted average number of common shares used in the calculation of basic and diluted earnings/(loss) per share are as follows:

As of December 31,	2024	2023	2022
Profit attributable to the owners of the Group	108,863,270	145,251,024	84,559,995
Weighted average number of shares outstanding in the period	32,194,108	32,194,108	32,202,394
Earnings per share, basic and diluted	3.38	4.51	2.63

During the years ended December 31, 2024, 2023 and 2022, there were no potentially dilutive instruments affecting weighted average number of shares, and hence diluted earnings per share equals basic earnings per share for the years presented.

18.	Claims Receivable

As of December 31, 2024, the Group has recognized and presented under “Claims receivable” in the consolidated statements of financial position, receivable amounts from vessels’ insurers totaling $242,576 (2023: $115,528) regarding various claims. The respective receivable claims were recognized in the consolidated statements of financial position since the Group has an unconditional right to receive the claimable amounts from the insurers.

19.	Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholders value.

The Group monitors capital using gearing ratio, defined as total debt (gross) divided by total equity plus total debt, and its calculation is presented below:

As of December 31,	2024	2023
Total borrowings	651,628,487	698,486,364
Total shareholders’ equity	410,426,916	408,132,148
Gearing ratio	61%	63%

20.	Lease and Non-Lease Components of Revenue

IFRS 16 requires the identification of lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. Regarding time charter arrangements, the Company has concluded that the direct lease component concerns the vessel and indirectly, the non- lease component concerns the technical management services provided to operate the vessel.

These components are being accounted for as follows:

a.	All fixed lease revenue earned under these arrangements will be recognized on a straight-line basis over the term of the lease.
b.	Lease revenue earned under Group’s time charter arrangements will be recognized as it is earned, since it is 100% variable.
c.	The non-lease component will be accounted for as services revenue under IFRS 15. This revenue is recognized ‘over time’ as the customer (i.e., the charterer) is simultaneously receiving and consuming the benefits of the service.

The below table analyses revenue generated under time charter arrangements:

December 31,	2024	2023	2022
Lease component	16,551,871	30,584,686	50,536,021
Non-lease component	2,090,148	8,817,934	15,817,114
Total	18,642,019	39,402,620	66,353,135

21.	Interest income, Interest expense and Other Finance Costs

Interest and finance related costs are presented below:

For the years ended December 31,	2024	2023	2022
Interest expense	53,628,356	58,680,985	35,077,293
Amortization of loan financing and modification gain	2,263,416	1,994,191	1,693,117
Bank charges and loan commitment fees	364,929	33,939	729,710
Other finance costs	795,979	469,951	581,855
Total	57,052,680	61,179,066	38,081,975

Interest income are presented below:

For the years ended December 31,	2024	2023	2022
Interest income from time deposits	2,575,741	3,428,321	668,032
Other interest income	869,462	676,243	53,496
Total	3,445,203	4,104,564	721,528

22.	Derivative Financial Instruments

Forward freight agreements and Foreign Exchange Forward Swaps

The fair value of the Group’s derivative financial (liabilities)/ assets as of December 31, 2024 and 2023 related to FFAs and FXSs are presented below:

Derivatives’ Fair values	2024	2023
FXSs	(62,500)	207,488
FFAs	—	21,885
Total	(62,500)	229,373

FFAs and FXSs are considered to be Level 2 items in accordance with the fair value hierarchy as defined in IFRS 13 Fair Value Measurement.

Effect on the Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the year ended December 31,	2024	2023	2022
Unrealized (loss)/ gain, net on derivatives	(291,873)	229,373	45,960
Total unrealized (loss)/ gain, net on derivatives	(291,873)	229,373	45,960

For the year ended December 31,	2024	2023	2022
Realized (loss)/ gain, net on derivatives	(1,264,750)	300,262	2,161,927
Realized gain, net on interest rate swaps	—	—	9,274,554
Total realized (loss)/ gain, net on derivatives	(1,264,750)	300,262	11,436,481

23.	Revenue

The table below presents an analysis of revenue generated from voyage and time charter agreements:

For the years ended December 31,	2024	2023	2022
Voyage Charter	374,587,812	373,693,986	204,619,286
Time Charter (see Note 20)	18,642,019	39,402,620	66,353,135
Total	393,229,831	413,096,606	270,972,421

IFRS 15 Revenue from Contracts with Customers

As of December 31, 2024, 2023 and 2022, the Group had, within the scope of IFRS 15, unearned revenue from voyage charter agreements related to undelivered performance obligations of $14,416,473, $5,590,403 and $9,861,064 which will be/were recognized in the first quarter of 2025, 2024 and 2023, respectively.

Further, as of December 31, 2024 and 2023, capitalized contract fulfilment costs amounted to $3,065,772 and $1,903,516, respectively.

The table below presents an analysis of earned revenue under voyage charters:

For the years ended December 31,	2024	2023	2022
Freight	336,057,387	338,979,059	192,579,493
Demurrages	38,530,425	34,714,927	12,039,793
Total	374,587,812	373,693,986	204,619,286

As at December 31, 2024 and 2023, the Group’s trade receivables amounted to $38,202,231 and $55,234,678, respectively. Charterers, whose outstanding balance, exceed 10% of the total trade receivable amount are presented below:

Customer	2024	2023
Charterer A	20%	17%
Charterer B	19%	13%
Charterer C	12%	10%
Charterer D	10%	—

Credit concentration

Customers individually accounting for more than 10% of the Group’s revenues during the years ended December 31, 2024, 2023 and 2022 were:

Customer	2024	2023	2022
A	14%	—%	18%
B	13%	—%	14%
C	—	—	11%
Total	27%	—%	43%

Revenue by continent

The below table presents revenue generated per continent, based on the Company’s customers’ headquarters, for the years ended December 31, 2024, 2023 and 2022:

Continent	2024	2023	2022
Europe	172,520,562	167,047,840	110,356,905
Asia	162,109,986	156,744,760	118,995,899
South America	19,159,005	40,515,310	4,550,317
North America	37,989,863	48,788,696	37,069,299
Africa	1,450,415	—	—
Total	393,229,831	413,096,606	270,972,421

All of the revenues above are reported under the Group’s single segment, the crude oil tanker segment.

24.	Subsequent Events

In March 2025, the Company paid an amount of approximately $11.3 million, or $0.35 per share, via a dividend.