Form 20-F
period 2025-12-31
Okeanis Eco Tankers Corp.
filed 2026-03-20
CIK 1964954

As filed with the Securities and Exchange Commission on March 20, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

185 47 N. Faliro, Greece

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of Common Stock, par value $0.001 per share	ECO	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2025, 35,433,544 shares of common stock, par value $0.001 per share, were outstanding.

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

Item 17 ☐ Item 18 ☐

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

In addition to these assumptions and matters discussed elsewhere herein and, in the documents, incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

●	our ability to maintain or develop new and existing customer relationships with major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels, and those we may acquire in the future;
●	our future operating and financial results;
●	our future vessel acquisitions, sales, our business strategy, and expected and unexpected capital spending or operating expenses, including general and administrative, drydocking, crewing, bunker costs, and insurance costs;
●	our financial condition and liquidity, including our ability to pay amounts that we owe and to obtain financing in the future to fund capital expenditures, acquisitions, and other general corporate activities;
●	oil tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;
●	our ability to take delivery of, integrate into our fleet, and employ any vessels we may acquire in the future, or any newbuildings we may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;
●	our dependence on our technical manager, Kyklades Maritime Corporation, an affiliate of our Chairman, to operate our vessels;
●	the aging of our vessels, and those we may acquire in the future, and resultant increases in operation and drydocking costs;
●	the ability of our vessels, and any vessels we may acquire in the future, to pass classification inspections and vetting inspections by oil majors, oil companies, commodities traders and chemical corporations, or other authorities;
●	significant changes in vessel performance, including increased vessel breakdowns;
●	length and number of off - hire days, drydocking requirements, and insurance costs;

●	availability of key employees and crew;
●	hazards inherent in the maritime industry causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;
●	repudiation, nullification, termination, modification or renegotiation of contracts;
●	U.S., EU or other foreign monetary policy and foreign currency fluctuations and devaluations;
●	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;
●	our ability to repay outstanding indebtedness, to comply with the covenants contained therein, to obtain additional financing, and to obtain replacement charters for our vessels, and any vessels we may acquire in the future, in each case, at commercially acceptable rates or at all;
●	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof, or changes to tax policies and other government regulations and economic conditions that are beyond our control;
●	our ability to pay dividends;
●	our ability to maintain the listing of our common shares on the New York Stock Exchange (“NYSE”) or the Oslo Stock Exchange (also known as the Oslo Børs);
●	our ability to comply with additional costs and risks related to our environmental, social, and governance policies and regulation;
●	potential liability from litigation, including purported class-action litigation;
●	changes in general economic and business conditions;
●	potential conflicts of interest involving our significant shareholders;
●	general domestic and international political conditions, international conflict or war (or threatened war), potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists, or major disease outbreaks;
●	changes in production of or demand for oil, either globally or in particular regions;
●	the strength of world economies and currencies, including fluctuations in charter hire rates and vessel values;
●	potential liability from future litigation and potential costs due to our vessels’ operations, and the operation of any vessels we may acquire in the future, including due to any environmental damage and vessel collisions;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cyber security breach;
●	the length and severity of public health threats, epidemics and pandemics, and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets; and
●	other important factors described in “Item 3.D. Risk Factors” and from time to time in the reports filed by us with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”).

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

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on industry publications and other published industry sources prepared by third parties, including the International Energy Agency (“IEA”) Global Electric Vehicles (“EV”) Outlook 2025, the IEA Stated Policies Scenario, and publicly available information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. We believe the data from third party sources to be reliable based on our management’s knowledge of the industry.

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

PART I

Unless the context otherwise requires, as used in this Annual Report, the terms “Company,” “we,” “us,” and “our” refer to Okeanis Eco Tankers Corp. and any or all of its subsidiaries, and “Okeanis Eco Tankers Corp.” and “Okeanis” refers only to Okeanis Eco Tankers Corp. and not to its subsidiaries. References to our “technical manager,” “Kyklades” or “KMC” are to Kyklades Maritime Corporation, a related party of our Chairman, which performs the technical management of our fleet.

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

●	General tanker market conditions, including fluctuations in charter hire rates, vessel values, vessel supply, and need and demand for vessels and for crude oil or refined oil products;
●	General economic, political and business conditions and disruptions, including sanctions, public health, piracy, terrorist attacks and other measures;
●	Global economic conditions and disruptions in world financial markets, and the resulting governmental action;

●	Compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
●	Changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
●	Inherent operational risks, weather damage, inspection procedures, and import and export controls of the tanker industry;
●	Reliance on information systems and potential security breaches;
●	Our continued borrowing availability under our credit facilities and compliance with the financial covenants therein, and ability to borrow new funds or refinance existing facilities;
●	Our use of available funds, and the banks in which such funds are held;
●	Capital expenditures and other costs necessary to operate and maintain our vessels;
●	Our dependence on a limited number of customers for a large part of our revenue;
●	Our dependence on our charterers and other counterparties fulfilling their obligations;
●	Our ability to attract and retain key management personnel and potentially manage growth and improve our operations and financial systems and staff;
●	Delays or defaults by the shipyards in the construction of newbuildings, or defaults in construction;
●	Our ability to successfully and profitably employ our vessels;
●	Our executive officers not devoting all of their time to our business;
●	Labor interruptions;
●	The imposition of additional port fees;
●	Conducting substantial business in China;
●	Our revenues being derived substantially from the crude oil tanker segment;
●	Increases in operating costs;
●	Rising fuel prices;
●	The aging of our fleet and vessel replacement;
●	One or more of our vessels becoming unavailable or going off-hire;
●	Potential increased premium payments from protection and indemnity associations;
●	Technological innovation and quality and efficiency requirements from our customers;
●	Fluctuations in foreign currency exchange and interest rates, and risks relating to hedging activities;
●	Fraud, fraudulent and illegal behavior, including the smuggling of drugs or other contraband onto our vessels;
●	Arrest or requisition of our vessels;

●	Effects of U.S. federal tax on us and our shareholders;
●	Increased cost, time and effort for being listed on the NYSE and the Oslo Stock Exchange, including compliance initiatives, internal controls and corporate governance practices and policies;
●	Volatility in the price of our common shares and dilution of shareholders;
●	Our ability to pay dividends;
●	Compliance with economic substance requirements;
●	Potential conflicts of interest involving our significant shareholders and involving KMC;
●	Our dependence on KMC;
●	Other factors that may affect our financial condition, liquidity, operating results, and ability to pay dividends and
●	Other risk factors discussed under “Item 3.D. Risk Factors.”

RISKS RELATING TO OUR INDUSTRY

The tanker industry has historically been cyclical and volatile.

The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values, and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. The Baltic Dirty Tanker Index, or BDTI, is an index published by the Baltic Exchange that reflects movements in freight rates for crude oil tankers across various routes and vessel classes. The index is based on assessments provided by shipbrokers around the world and has historically been volatile. For example, in 2025, the BDTI reached a high of 1,468 and a low of 799. Although the BDTI was 2,850 as of March 17, 2026, there can be no assurance that the crude oil charter market will continue to increase, and the market could again decline. Recent heightened volatility in charter prices has resulted primarily from the war in Ukraine and sanctions on Russian exports of crude oil and petroleum products, and the current instability in Venezuela and Iran, and there is great uncertainty about the future impact of those events. Additionally, conflicts between the U.S., Israel and Iran and Israel and Hamas and others in the Middle East have resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea and disruption in the use of the Strait of Hormuz. Political, economic, and social instability in Venezuela and the resultant sanctions or other measures imposed in response, including the on-going U.S. campaign of seizing Venezuela-linked oil tankers and potential further U.S. military and political intervention, may disrupt the global tanker industry. Such circumstances have had and could in the future result in adverse consequences for the tanker industry. In general, volatility in charter rates depends on, among other factors, (i) supply and demand for tankers, (ii) the demand for crude oil and petroleum products, (iii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iv) oil refining volumes, (v) oil prices, and (vi) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

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

Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessels and changes in the supply and demand for oil. Factors affecting the supply and demand for our vessels, or vessels we acquire are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in the tanker industry conditions are also unpredictable.

Factors that influence demand for tanker vessel capacity include:

●	supply and demand for oil carried;
●	changes in oil production;
●	oil prices;
●	the distance required for oil being moved by sea;
●	any restrictions on crude oil production imposed by OPEC and non-OPEC oil producing countries;
●	global and regional economic and political conditions, including “trade wars” and developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production, armed conflicts, and work stoppages;
●	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing or the development of new pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;
●	increases in the production of oil in Venezuela and other oil producing countries or areas;
●	worldwide and regional availability of refining capacity and inventories;
●	environmental and other legal and regulatory developments;
●	economic slowdowns caused by public health events, such as the COVID-19 pandemic and its variants, or inflationary pressures and related governmental responses thereto;
●	currency exchange rates;
●	weather, natural disasters, and other acts of God;
●	increased use of renewable and alternative sources of energy;
●	competition from alternative sources of energy, other shipping companies, and other modes of transportation; and
●	international sanctions, embargoes, import and export restrictions, nationalizations, piracy, and wars or other conflicts, including the war in Ukraine and conflicts between U.S., Israel and Iran and Israel and Hamas and others in the Middle East, the Houthi crisis in and around the Red Sea, tensions between China and Taiwan, and on-going political, economic, and social instability in Venezuela.

The factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;
●	current and expected newbuilding orders for vessels;
●	the scrapping rate of older vessels;
●	the availability of financing for new or secondhand tankers;

●	speed of vessel operation;
●	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, scrapping and laying up of vessels;
●	the price of steel and vessel equipment;
●	technological advances in the design, capacity, propulsion technology, and fuel consumption efficiency of vessels;
●	potential conversion of vessels for alternative use;
●	changes in environmental and other regulations that may limit the useful lives of vessels;
●	port or canal congestion;
●	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;
●	environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions;
●	the number of vessels that are out of service at a given time, namely those that are laid-up, drydocked, awaiting repairs, or otherwise not available for hire, including those that are in drydock for upgrades; and
●	changes in the global petroleum market.

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

The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. In recent years, shipyards have produced a large number of new tankers, however according to BIMCO in November 2025, the crude tanker newbuilding orderbook hit a nine-year high of 14.1%. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline, resulting in a decrease in the value of our vessels and the charter rates that we can obtain. A reduction in charter rates and the value of our vessels may have a material adverse effect on our operating results, our ability to pay dividends, and our compliance with current or future covenants with respect to any of our financing arrangements.

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

The IEA noted in its Global Electric Vehicles (“EV”) Outlook 2025 that a total of 25% of all new cars sold are expected to be electric in 2025, up from 18% in 2024. Electric car sales in 2024 were over 17 million worldwide, up from 13.5 million in 2023. Under the IEA Stated Policies Scenario (STEPS), the global outlook for the share of electric car sales based on existing policies and firm objectives has increased to 50% in 2035. The IEA has stated that oil demand is projected to peak around 2030 before gradually declining. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, operating results, cash flows, financial condition, and ability to make cash distributions.

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

Our financial results may be adversely affected by the outbreak of epidemic and pandemic diseases, and any relevant governmental responses thereto.

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

For example, the outbreak of COVID-19 caused severe global disruptions, with governments in affected countries imposing travel bans, quarantines and other emergency public health measures. Companies took various precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. Although the incidence and severity of COVID-19 and its variants have diminished over time, similar restrictions, and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on, or disembark from, ports located in regions affected by the outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

The extent to which our business, operating results, cash flows, financial condition, financings, value of our vessels or vessels we may acquire and ability to pay dividends may be negatively affected by a resurgence of COVID-19 or future pandemics, epidemics or other outbreaks of infectious diseases, is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) shortages or reductions in the supply of essential goods, services or labor; and (v) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of a COVID-19 variant or strain, or any future infectious disease outbreak, pandemic or epidemic may have on our business, operating results, cash flows and financial condition, which could be material and adverse.

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

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia, political, economic, and social instability in Venezuela and the U.S. responses thereto—including vessel seizures and military and political intervention, conflicts between the U.S., Israel and Iran and Israel and Hamas and others in the Middle East, tensions in and around the Red Sea and between Russia and North Atlantic Treaty Organization (NATO), China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflicts in the Middle East, the South China Sea region, and in other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics, such as COVID-19 and its variants, and banking crises or failures, such as the Silicon Valley Bank, Signature Bank and First Republic Bank failures. For example, due in part to fears associated with the spread of COVID-19 (as more fully described above), global financial markets experienced significant volatility which may occur again if there is a new pandemic, or if COVID-19 resurges or a variant emerges. See “— Our financial results may be adversely affected by the outbreak of epidemic and pandemic diseases, and any relevant governmental responses thereto.” In addition, the continuing conflict in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas and others in the Middle East or the Houthi rebel attacks on shipping in and around the Red Sea and their impact on the world economy is uncertain. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain.

For example, on February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host US military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. While there is significant uncertainty about the duration of the war in Iran, the White House has stated that it may be a protracted engagement. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. Further, shipping through the Strait of Hormuz, a waterway essential to the shipment of crude oil and refined petroleum, may experience prolonged disruption. Iran’s Islamic Revolutionary Guard Corps has warned vessels to avoid the passage. Increased electronic interference may affect navigational and tracking systems, which would heighten the risk of vessel collisions. Although it is impossible to predict exactly how this conflict will affect the tanker industry, it is very likely that a prolonged war will have significant impacts across the sector. These issues, along with the limited supply of credit to the shipping industry and the re-pricing of credit risk, along with the difficulties currently experienced by financial institutions have made, and may continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, some lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt at all or on terms similar to our current debt. Furthermore, certain banks that have historically been significant lenders to the shipping industry have announced an intention to reduce or cease lending activities in the shipping industry or have already done so. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments in the future if current or future lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

We cannot be certain that financing or refinancing will be available on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due, or our profitability may be reduced. Our failure to obtain such funds could have a material adverse effect on our business, operating results and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures. Also, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult.

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

While our financing arrangements previously used the London Interbank Offered Rate (“LIBOR”), including during the fiscal year ended December 31, 2023, in 2023 we amended those loan agreements to transition from LIBOR to SOFR. As a result, none of our financing arrangements currently utilizes LIBOR, and those that have a reference rate use SOFR, in line with current market practice.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state, and local laws and national and international regulations in force in the jurisdictions in which our vessels, or vessels we acquire, will operate or are registered, which can significantly affect the operation of our vessels, or vessels we acquire. These regulations include, but are not limited to, the International Convention for the Prevention of Pollution from Ships of 1973, as amended from time to time and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs, thereunder, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations, and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels, or require reductions in capacity, vessel modifications, or operational changes or restrictions. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, compliance with EU Emission Trading System allowances (EUAs) and biofuel regulations, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures, and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, operating results, cash flows, and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions, or the suspension or termination of our operations. Failure to comply with these requirements could lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national, and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for impairment of the environment, personal injury, and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines, and other sanctions, including, in certain instances, seizure or detention of our vessels. Events of this nature would have a material adverse effect on our business, financial condition, and operating results.

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

Maritime shipping was included in the EU Emission Trading System (“EU ETS”) as of 2024 with a phase-in period. Shipowners or operators (i.e., charterers) now need to purchase and surrender emission allowances corresponding to their carbon emissions for a specific reporting period as recorded pursuant to Regulation (EU) 2015/757 concerning the monitoring, reporting, and verification of carbon dioxide emissions from vessels. As part of the phased approach, shipping companies are required to surrender 40% of their 2024 emissions in 2025; 70% of their 2025 emissions in 2026; and 100% of their 2026 emissions in 2027. The person or organization responsible for the compliance with the EU ETS is the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. An ETS costs clause is typically included in charterparties and allows the shipping company to contractually pass on costs of ETS allowances to commercial operators. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions into our business routines, which may have a material adverse effect on our business, operating results, cash flows, and financial condition and our ability to pay dividends, if any, in the future. Additional EU regulations that form part of the EU’s Fit-for-55 package, including the “FuelEU Maritime” regulation, which has entered into force and is being implemented, may further affect our financial position through increased compliance and administrative costs.

We are subject to international safety regulations and requirements imposed by classification societies.

The operation of our vessels, or vessels we acquire, is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners, ship managers, and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, invalidate existing insurance, or decrease available insurance coverage for the affected vessels (and any available insurance coverage may be at a higher cost) and may result in a denial of access to, or detention in, certain ports, including United States and European Union ports.

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

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Additionally, at MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing gas emissions. In April 2025, the IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These regulations were approved as amendments and submitted for adoption as legally binding, but in October 2025 the MEPC agreed to adjourn the meeting on adoption until 2026.

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

Additional greenhouse regulations may result in increased implementation and compliance costs and expenses, such as:

●	IMO Data Collection System (DCS): in October 2016, at MEPC 70, the IMO adopted a mandatory data collection system, or the IMO DCS, which requires vessels above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. This IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, and offshore installations. Data is reported annually to the flag state which issues to the vessel a statement of compliance.
●	Amendments to MARPOL Annex VI: MEPC 79 adopted amendments to MARPOL, Annex VI regarding reporting requirements in connection with the implementation of the Energy Efficiency Existing Ship Index, or EEXI, and carbon intensity indicator, or CII, framework, which amendments became effective on May 1, 2024. Beginning in January 2023, Annex VI requires EEXI and CII certification. The first annual reporting was completed in 2023, with initial ratings given in 2024. Phase 1 of the review has been finalized; Phase 2 of the review will run from Spring 2026 to Spring 2028 to further develop the ship energy efficient management plan framework and metrics.
●	Net zero greenhouse emissions in the EU by 2050: in 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the “Fit for 55” to support the climate policy agenda. Large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information.

Furthermore, on January 1, 2024, the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect. The ETS applies gradually over the period from 2024 to 2026, and thereafter. 40% of allowances had to be surrendered in 2025 for the year 2024; 70% of allowances will have to be surrendered in 2026 for the year 2025; and 100% of allowances will have to be surrendered in 2027 for the year 2026. The surrender compliance deadline is September 30 of each year. Compliance is to be on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who not only assume full compliance for ETS but also under the ISM Code. If the latter contractual arrangement is entered into, this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS was set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and captures 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances were auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly, especially if other shipping companies are similarly looking to do the same. New systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures must be put in place, which could be at a significant cost, to prepare for and manage the administrative aspect of ETS compliance. The cost of compliance, and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are difficult to predict from year to year, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

Additionally, on July 25, 2023, the European Council of the European Union adopted the Fuel EU Maritime Regulation 2023/1805, or FuelEU, under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Due to delays in the incorporation of the regulation into the EEA Agreement, there will be delays in its implementation in Europe. Among other things, FuelEU requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2%, starting on January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. Decisions as to whether to pool, bank or borrow FuelEU compliance balances will have to be made by April 30, 2026. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

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

The operation of an ocean-going vessel carries inherent risks. Our vessels, or vessels we may acquire, and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, diseases, pandemics, quarantine, and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, or delay or re-routing, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in such tankers.

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

Dislocations in the supply of and demand for tankers as a result of the ongoing war in Ukraine and sanctions on Russian exports have resulted in greatly increased volatility in tanker asset prices. Furthermore, the ongoing hostilities between the U.S., Israel and Iran, and Israel and Hamas and others in the Middle East and the Houthi rebel attacks on shipping in the Red Sea have an uncertain impact on the supply and demand for tankers. If we sell any of our vessels, or any vessel we may acquire, at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount, we will evaluate the vessel for a potential impairment adjustment. If the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we may be required to write down the carrying amount of the vessel to its recoverable amount, being the higher of its fair value less costs of disposal and its value in use, in our financial statements and incur a loss and a reduction in earnings even if we do not immediately sell the vessel.

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

Our business could be adversely impacted if we are found to have violated economic sanctions under the applicable laws of the European Union, the United States or another applicable jurisdiction against countries such as Iran, North Korea and Cuba. U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals, and are frequently updated or changed.

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

While our vessels have not called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws in 2025, it is possible that, in the future, our vessels may call on ports in Sanctioned Jurisdictions in violation of applicable sanctions or embargo laws on charterers’ instructions and without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

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

Additionally, on January 3, 2026, the U.S. military captured Venezuelan president Nicolás Maduro in a special military operation and replaced him with Venezuela’s vice president, Delcy Rodríguez. Under interim president Rodríguez’s administration, new sweeping legislation has granted foreign oil companies greater operational control over oil production ventures, reduced the royalties and taxes that they pay to Venezuela’s government, and allowed companies to resolve disputes in international venues rather than in Venezuela’s legal system. Since the capture of Maduro, the office of Foreign Assets Control (OFAC) has issued multiple general and specific licenses permitting US and non-US persons to trade in Venezuelan oil. As of the time of this Annual Report, the vast majority of trade in Venezuelan oil is permitted under U.S. sanctions with a license. However, we may determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our operating results may be adversely affected or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, any such violation could result in fines, penalties, or other sanctions that could severely impact our ability to access capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. If a charterer or our ship manager violates sanctions, it is possible that our ship, the ship owner or ship manager may become sanctioned in which case it may be difficult or impossible for us to trade it or utilize international banking systems, which would adversely affect our business, financial condition, and ability to continue our business and pay dividends. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, effects of terrorism, civil unrest, and governmental actions in countries or territories in which we operate.

Political instability, terrorist or other attacks, war, international hostilities, and public health threats can affect the tanker industry.

We conduct most of our operations outside of the United States, and our business, operating results, cash flows, financial condition, and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions where our vessels, or vessels we may acquire, are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political uncertainty and armed conflicts, including the war between Ukraine and Russia and conflict between Israel and Hamas and Hezbollah, Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, the United States and Venezuela, and the United States and Panama, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as the withdrawal of the U.K. from the European Union, or “Brexit”, or another withdrawal from the European Union, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities. Such events may contribute to further economic instability in the global financial markets and international commerce, and could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Further President Trump’s proposal to annex Gaza has raised fears that Yemen’s Houthi militant group could renew its threat against commercial ships crossing the Red Sea, after declaring in January 2025 that it would stop targeting most vessels following the Israel-Hamas ceasefire. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas, which, if sustained, could reduce regional instability in the Eastern Mediterranean. However, whether the ceasefire will be sustained or will result in a lasting de-escalation of tensions in the region is unknown. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping. In July 2025, the Houthis pledged to target ships belonging to any company that conducts business with Israeli ports, and in September 2025 used a cruise missile and two drones to target a container ship.

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

On January 3, 2026, the U.S. military captured Venezuelan president Nicolás Maduro in a special military operation and replaced him with Venezuela’s vice president, Delcy Rodríguez. Under interim president Rodríguez’s administration, new sweeping legislation has granted foreign oil companies greater operational control over oil production ventures, reduced the royalties and taxes that they pay to Venezuela’s government, and allowed companies to resolve disputes in international venues rather than in Venezuela’s legal system. Additionally, beginning in December 2025, the U.S. has carried out an on-going campaign of seizing and taking control of Venezuelan-linked oil tankers. It remains uncertain what the geopolitical and economic impacts of U.S. measures to control the production, refining, and global distribution of Venezuela’s oil products will be. Further, the future extent of the U.S. involvement in Venezuela’s government and oil industry is unclear. While we are monitoring these developments closely, these circumstances lead to increased uncertainties, the effects of which on our operations and financial conditions, as well as global oil supply and demand, are difficult if not impossible to predict.

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host US military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. While there is significant uncertainty about the duration of the war in Iran, the White House has stated that it may be a protracted engagement. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. Further, shipping through the Strait of Hormuz, a waterway essential to the shipment of crude oil and refined petroleum, may experience prolonged disruption. Iran’s Islamic Revolutionary Guard Corps has warned vessels to avoid the passage. Increased electronic interference may affect navigational and tracking systems, which would heighten the risk of vessel collisions. Although it is impossible to predict exactly how this conflict will affect the tanker industry, it is very likely that a prolonged war will have significant impacts across the sector.

The ongoing war between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union, or other countries against Russia, trade tariffs, or embargoes with uncertain impacts on the tanker market. In addition, the U.S. and certain other NATO countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the shipping industry, including ours, and could create economic uncertainty, particularly if such attacks spread to a broad array of countries and networks. Although Ukraine and Russia reached an agreement to extend an arrangement allowing shipment of grains from Ukrainian ports through a humanitarian corridor in the Black Sea in November 2022, Russia terminated this agreement in July 2023. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or banking relationships may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

Furthermore, the intensity and duration of Middle East wars and conflicts is difficult to predict and its impact on the world economy and our industry is uncertain. Beginning in late 2023, vessels in the Red Sea and Gulf of Aden have increasingly been subject to attempted hijackings and attacks by drones and projectiles characterized by Houthi groups in Yemen as a response to the war between Israel and Hamas. An increasing number of companies have rerouted their vessels to avoid transiting the Red Sea, incurring greater shipping costs and delays. For vessels transiting the region, war risk premium increased substantially, and we could similarly experience a significant increase in our insurance costs and we may not be adequately insured to cover losses from these incidents. While much uncertainty remains regarding the global impact of the war between Israel and Hamas and others in the Middle East, it is possible that such tensions could result in the eruption of further hostilities in other regions, including in and around the Red Sea, and could adversely affect our business, financial condition, results of operation, and cash flows.

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

Potential conflict between the U.S. and its allies and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels lately), or by potentially closing off or limiting access to the Strait of Hormuz, where a significant portion of the world’s oil supply passes through, or any blocking of the Turkish Straits if vessels carry cargos that exceed the price cap imposed on Russian oil. For example, in January 2020, in response to certain perceived terrorist activity, the United States launched an airstrike in Baghdad that killed a high-ranking Iranian general. Although spillover effects relating to the incident were contained, similar actions and responses increase the risk of conflict in the Strait of Hormuz. Any restriction on access to the Strait of Hormuz, or increased attacks on vessels in the area, could negatively impact our earnings, cash flow, and operating results.

Iran has recently targeted ships in or near the Strait of Hormuz, a waterway essential to global trade, by mining the waterway and attacking vessels with drone and missile strikes, which has significantly compromised the safety of vessels and crew onboard in the region, and has resulted in the effective closure of the Strait of Hormuz to commercial traffic. Many shipping companies have therefore rerouted their vessels away from transiting the Strait of Hormuz, which has significantly affected trading patterns, freight rates, and voyage expenses. While there is significant uncertainty about the duration of the armed conflict in Iran, these events have destabilized the region and may lead to further significant and prolonged disruptions across all sectors of the shipping industry. If any vessels are in the area and are unable or unwilling to transit due to security concerns then the relevant charter counterparty may try to claim that the owner has not complied with its charterparty contractual obligations, otherwise refuse to pay its charterhire or demand that the shipowner purchase additional insurance, among other things. In addition, vessels in the area are generally more at risk of attack.

Historical instances indicate that other political conflicts have resulted in attacks on vessels, waterway mining, and other efforts to disrupt global maritime shipping. Import restrictions, including tariffs, have historically and could continue to significantly impact global trade and the demand for shipping services. Any of these events could have a material adverse effect on our business, financial condition, cash flows, and operational results.

Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries thereto, may have a material adverse effect on our business and financial statements.

Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, and investment in the territories and countries where we or our customers operate, or the perception that they may occur, can depress shipping demand which may materially adversely affect our business and financial statements. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act, or the IEEPA. In February 2026, the Supreme Court of the United States struck down the tariffs imposed under the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures still remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented a temporary, 150-day, 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 is set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope and durability of current and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain.

There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods, and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs, and other associated costs, which could have an adverse impact on the shipping industry, and thereby on our charterers and their business, operating results, and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. See also “—Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.” Similar or new trade restrictions in the future, or if sanctions are imposed on China, may have a material adverse effect on the shipping markets, which could have an adverse effect on our business, results of operations, cash flows, and financial condition, and on the market price of our common shares.

Beginning in February 2022, President Biden and several European leaders also announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which have continued to expand over the past years and which may adversely impact our business. The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States, the EU and other countries have also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022, with respect to the maritime transport of crude oil and took effect on February 5, 2023, with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

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

We anticipate a significant number of the port calls made by our vessels, or vessels we may acquire, will continue to involve the loading or discharging of cargoes in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition, and operating results, as well as our future prospects. These negative changes in economic conditions may also have a material adverse effect on our cash flow and financial condition, which would affect our ability to meet our current leaseback obligations. If we fail to meet our current leaseback obligations, then the owners of any leased vessels may choose to repossess vessels in our fleet as a result of a default under any sale and leaseback arrangement. In addition, Chinese counterparties to our leaseback obligations may not be willing to adhere to the commercial terms in our contracts if they were to go against a new policy in China. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. Generally, the average GDP growth rate of China over the last ten years remains below pre-2008 levels. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars.” Although the United States and China signed a trade agreement in early 2020, there is no assurance that the Chinese economy will not experience a significant contraction in the future.

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

Our existing loan agreements and financing arrangements contain cross-default provisions, and any future financing arrangements we may enter into are also expected to contain similar provisions, pursuant to which a default under one loan agreement could result in the acceleration of our indebtedness under other loan or financing agreements to which we are a party.

There can be no assurance that we will obtain waivers, deferrals, and amendments of certain financial covenants, payment obligations, and events of default under our loan facilities with our lenders in the future, if needed.

Servicing current and future debt will limit funds available for other purposes and impair our ability to react to changes in our business.

We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures, and other purposes. As of December 31, 2025 and 2024, we had a total indebtedness of $609.8 million and $651.6 million, respectively, excluding deferred finance fees. Our current or future debt could have other significant consequences on our operations. For example, it could:

●	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;
●	require us to dedicate a substantial portion, if not all, of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, and other general corporate purposes;
●	limit our ability to pay dividends;
●	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
●	place us at a competitive disadvantage compared to competitors that have less debt or better access to capital;
●	limit our ability to raise additional financing on satisfactory terms or at all; and

●	adversely impact our ability to comply with the financial and other restrictive covenants of our current or future financing arrangements, which could result in an event of default under such agreements.

Furthermore, our current or future interest expense could increase if interest rates increase. If we do not have sufficient earnings, we may be required to refinance all or part of our current or future debt, sell assets, borrow more money, or sell more securities, and we cannot guarantee that the resulting proceeds therefrom, if any, will be sufficient to meet our ongoing capital and operating needs. Because interest paid on loans is generally a margin plus a reference rate, such as SOFR, that is subject to change, our actual interest costs would increase as the reference rate increases. During an inflationary period, such as one we are currently experiencing, SOFR or a similar reference rate will generally be increased, thus costing us more money to service our debt obligations and reducing our net income and cash flows. Any event of default under a loan agreement pursuant to which we have granted security could permit the relevant lender to exercise its rights as a secured lender and take the relevant collateral, which may include our vessels.

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

We expect that a limited number of financial institutions will hold all of our cash, including some institutions located in Greece, the Netherlands, France, Switzerland, Taiwan and Hong Kong. Of the financial institutions located in Greece, none are subsidiaries of international banks. Depending on our cash balance in any of our accounts at any given point in time, our balances may not be covered by government-backed deposit insurance programs in the event of default by these financial institutions.

For example, a substantial amount of our cash is currently held in EU banking institutions. While the EU Deposit Guarantee Directive Scheme provides for deposit insurance of up to €100,000 per depositor, per insured bank, the amounts that we have in EU banks far exceed that insurance amount, and therefore unless legislative measures are imposed at EU level or by the Dutch, French or Greek governments to protect depositors, in the event the bank in which our funds are located fails, we may lose all or a substantial portion of our deposits. Our bank accounts held in Swiss banking institutions are used for daily commercial transactions. Esisuisse, a self-regulatory organization for banks in Switzerland, guarantees that it will cover protected deposits as part of the self-regulation of Swiss banks and securities firms which provides deposit insurance against loss up to the amount of CHF 100,000. The deposits we have in Swiss banks exceed that insurance amount and therefore if the Swiss government does not impose measures to protect depositors, in the event the bank in which our funds are located fails, we may lose all or a substantial portion of our deposits. In addition, in the event any of our banks do not allow us to withdraw funds in the time and amounts that we want, we may not timely comply with contractual provisions in any of our contracts or our salary obligations, among other things.

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

We may finance future fleet expansion with additional secured or unsecured indebtedness. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets, and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging, and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit. If we are not able to obtain new debt financing on terms acceptable to us or refinance our existing debt, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. In addition, debt service payments under our current or future financing arrangements or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends, and other purposes.

In May 2024, we entered into a new $60.0 million senior secured credit facility for the VLCC vessel Nissos Kythnos with Danish Ship Finance A/S to refinance the Company’s existing facility and for general corporate purposes. This facility is priced at 140 basis points over the applicable Term SOFR (as defined below), until December 2026. Thereafter, a new applicable margin will be mutually agreed between the parties, for the remaining duration of the facility, which matures in six years. If the parties do not agree to a new applicable margin, we will have the ability to prepay the facility at no additional cost or may refinance the facility. If no alternative sources of financing become available, we may need to accept Danish Ship Finance A/S’s proposed new margin, which may be adverse to us and higher than we previously were paying, and which will negatively affect our financial condition, operating results, and cash flows. In addition, in October and November 2025, we exercised our purchase options for two VLCC tankers, the Nissos Rhenia and Nissos Despotiko, respectively, currently on lease from OCY Knight 1 Limited and OCY Knight 2 Limited, respectively. The two ships are expected to be delivered to us during the second quarter of 2026, for an aggregate consideration of $94.2 million. If we are not able to secure financing for those two ships, we will be required to pay with cash on hand or otherwise find available cash—such as by selling one or more assets—any of which will negatively affect our financial condition, operating results, and cash flows. Equally, in January 2026 we entered into two memoranda of agreement, whereby pursuant to each individual memorandum of agreement, we agreed to purchase one newbuilding Suezmax vessel (with an estimated approximate deadweight tonnage of 157,000), currently under construction at Daehan, from an unrelated third-party seller for an acquisition price of $99.3 million each. We expect the vessels to be delivered from the shipyard in the second quarter of 2026. We raised part of the purchase price with equity in January 2026. If we are not able to secure financing for the balance of the amount, we will be required to pay with cash on hand or otherwise find available cash—such as by selling one or more assets—any of which will negatively affect our financial condition, operating results, and cash flows.

Our inability to obtain additional or replacement financing at anticipated costs or at all may materially affect our results of operation, our ability to implement our business strategy, our payment of dividends, and our ability to continue as a going concern.

We are dependent on a limited number of customers for a large part of our revenues.

During 2025, 74% of our revenues were derived from 11 customers. Such agreements subject us to counterparty risks. The ability of such charterers to perform their obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages or other labor disturbances, including as a result of pandemics, and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities, and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, operating results, and cash flows.

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

As of the date of this Annual Report, we have agreed to purchase two Suezmax newbuilding vessels immediately upon their respective delivery from the shipyard. We may enter into additional contracts for newbuilding vessels in the future. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages or delays of equipment, materials, or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, a backlog of orders at the shipyard, design or engineering changes, work stoppages and other labor disputes, adverse weather conditions, or any other events of force majeure. Significant delays could adversely affect our financial position, operating results, and cash flows. If we already committed to a third party the use of the vessel upon construction completion, then we may breach such commitment and be subject to pay related damages, such as any increased costs the counterparty pays to secure an alternate vessel to use. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we may continue to incur costs and expenses related to a delayed vessel, such as supervision expenses.

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

The employment of our vessels could be adversely affected by an inability to clear the vetting process of potential charterers.

The shipping industry is heavily regulated by international conventions, local laws and regulations, and industry-driven standards. This is particularly so with respect to the shipment of crude oil, refined petroleum products (clean and dirty), and bulk liquid chemicals. Compliance with industry-driven standards imposed upon tanker vessel owners and operators by the so-called “Oil Majors,” such as Exxon Mobil, BP p.l.c., Royal Dutch Shell p.l.c., Chevron, ConocoPhillips and Total S.A., together with a number of other oil companies and commodities traders are critical to the tanker industry. These businesses constitute a significant percentage of the production, trading, and shipping logistics (terminals) of crude oil and refined products worldwide and they have developed and implemented a strict, ongoing due diligence process for selecting commercial partners, referred to as “vetting.”

The vetting process is a sophisticated and comprehensive risk assessment of both vessels and vessel operators, including physical ship inspections, questionnaires completed and evaluated by accredited inspectors, and the production of risk assessment reports determining the suitability of vessels and vessel operators, as well as crewmembers, for hire.

While numerous factors are considered and evaluated prior to a vetting decision, the Oil Majors, through their association, Oil Companies International Marine Forum (“OCIMF”), have developed two basic tools for vetting: the Ship Inspection Report Programme (“SIRE”), and the Tanker Management and Self-Assessment (“TMSA”) program. The former is a physical ship inspection based upon a thorough vessel inspection questionnaire and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a more recent addition to the risk assessment tools used by the Oil Majors.

Based upon commercial risk, there are three levels of assessment used by Oil Majors:

●	terminal use, which clears a vessel to call at one of the Oil Major’s terminals;
●	voyage charter, which clears the vessel for a single voyage; and
●	period charter (or time charter), which clears the vessel for use for an extended period of time.

The depth and complexity of each of these levels of assessment varies. Our charter agreements generally require that the applicable vessel have a valid SIRE report (less than six months old) in the OCIMF website as recommended by OCIMF. In addition, under the terms of many such charter agreements, the charterers require that such vessels and their technical managers be vetted and approved to transport crude oil or refined petroleum products (as applicable). The technical manager is responsible for obtaining and maintaining the vetting approvals required to successfully charter such vessels.

In the case of time charter relationships, additional factors are considered when awarding such contracts, including:

●	office assessments and audits of the vessel operator;
●	the vessel operator’s environmental, health, and safety record;
●	compliance with the standards of the IMO;
●	compliance with Oil Majors’ and others’ codes of conduct, policies, and guidelines, including policies relating to transparency, anti-bribery and ethical conduct requirements, and relationships with third parties;
●	compliance with heightened industry standards set by the Oil Majors, other major and national oil companies and commodities traders;
●	results of Port State Control inspections (see below);
●	shipping industry relationships, reputation for customer services, and technical and operating expertise; and
●	shipping experience and quality of ship operations, including cost-effectiveness and technical capability and experience of crewmembers.

Under the terms of our charter agreements, both the vessels and the technical managers are vetted and approved to transport petroleum products by multiple Oil Majors, other oil companies and commodities traders. Any failure to maintain our tanker vessels to the standards required by the charterer could put us in breach of our charter agreement and lead to termination of such agreement and, potentially, could give rise to impairment in the value of our tanker vessels. Should we not be able to successfully clear the vetting process in such circumstances on an ongoing basis, the future employment of our vessels, as well as our ability to obtain charters, whether medium- or long-term, could be adversely affected. Such a situation may lead to the charterer terminating any existing charters and refusing to use our vessels in the future, which, in turn, would adversely affect our operating results and cash flows.

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

Many of our vessels call to ports in China and we have entered into and may further enter in the future into sale and leaseback transactions with Chinese financial institutions. We do not have any on-shore presence in mainland China or Hong Kong, port calls in mainland China and Hong Kong in the aggregate represented 3% and 8% of our worldwide port calls in 2025 and 2024, respectively. We generated no revenue and 3% of revenue from mainland Chinese and Hong Kong charterers in 2025 and 2024, respectively. As of December 31, 2025 and 2024, the aggregate amount of our loans from Chinese lenders, as a percentage of amounts borrowed from all lenders, amounted to nil and 30%, respectively. Although our charters and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China, and our legal protections available to us in China may be more limited. Charters and any other agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, operating results, and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.

The United States Trade Representative, or USTR, has put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These actions dramatically increase the port fees and therefore the overall operating expenses for certain ships calling at U.S. ports. Specifically, the USTR added a series of service fees that function as direct increases to port-related costs.

The USTR action generally includes a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. The fee is calculated at a rate of $50 per net ton of the vessel for each port entrance beginning October 14, 2025, and increasing over time, plateauing at $140 per net ton in 2028.

Another fee focuses on operators with fleets comprised of Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally are imposed each time a Chinese-built vessel enters a U.S. port. The fee generally is calculated at a rate of $18 per net ton of the vessel for each port entrance beginning October 14, 2025, and increasing over time, plateauing at $33 per net ton in 2028. There are several exceptions to this fee, including for vessels with capacity of 55,000 dwt or less, vessels arriving to the U.S. empty or in ballast, and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.

In response to the USTR port fees, China recently enacted retaliatory port fees on U.S.-linked vessels calling at Chinese ports. The fee is calculated at a rate of Chinese renminbi (RMB) 400 per net ton of the vessel for each port entrance beginning October 14, 2025, and increasing over time, plateauing at RMB 1,120 per net ton in 2028. The port fees apply to vessels owned by, controlled by, or operated by an entity with 25% or more of this entity’s equity interest, outstanding voting interest, or board seats held directly or indirectly by an entity, other organization, or a citizen, of the U.S.

Both the USTR port fees and the Chinese port fees went into effect on October 14, 2025. However, there remains uncertainty regarding the application of both sets of port fees. The applicability of the USTR port fees to sale leaseback arrangements with Chinese leasing financiers has not been clarified. In a sale leaseback arrangement, the Chinese leasing financiers are the formal owners of the vessels. Furthermore, the application of the Chinese port fees’ 25% ownership test to a publicly traded company with diffuse ownership is uncertain.

On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of port fees for one year. Substantial uncertainty remains as to how the port fees will be assessed after the end of the suspension period, which is scheduled to begin on November 10, 2026.

It is possible that the Chinese authorities will assert that we are subject to the port fees due to actual or perceived U.S. ownership or control. For example, if 25% or more of our board of directors is comprised of U.S. citizens and there is no suspension of the port fees, then such port fees may apply. Further, it is possible that in the future 25% or more of our outstanding equity interests and voting interests are held by U.S. investors.

Of the 16 vessels we currently operate, none were constructed in China. However, in the past we have entered into and in the future, we may enter into sale leaseback transactions with Chinese financial institutions. Additionally, we may enter into contracts for the purchase of secondhand tanker vessels constructed in China or shipbuilding contracts for newbuildings constructed in Chinese shipyards in the future. Therefore, we could be subject to the USTR port fees on our vessels.

Given the potential magnitude of the USTR and Chinese port fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if either or both set of port fees are assessed for our vessels or vessels we charter, our operating costs for voyages calling at U.S. or Chinese ports could materially increase. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

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

Vessel operating costs include the costs of crew, provisions, deck and engine stores, insurance, and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, including those relating to insurance and enhanced security measures, have been increasing. If any of our vessels, or vessels we may acquire, suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses could decrease our earnings and available cash.

From time to time, we may clean up, and remove relevant sludge from, any one or more of our vessels to permit it to trade potentially more profitable clean products rather than crude products. If we decide to clean any ships, there may be additional off-hire days during the cleaning process. If we decide to clean any vessel, we cannot guarantee that any charter hire received will fully compensate us for the off-hire days and associated costs had we not cleaned the vessel and instead continued to trade them with crude products, although we have insurance in place. In addition, while we intend to include provisions in our charters that makes any charterer responsible for any potential fuel contamination in the event that the cleaning process is not fully successful, we cannot guarantee that there will not be such fuel contamination nor that a third party will not make claims against us in this regard. Any claims made against us may be costly and take management’s time and focus away from our business.

Rising fuel prices may adversely affect our profits.

Fuel is a significant expense if vessels are under voyage charter or if consumed during ballast days. Moreover, the cost of fuel will affect the profit we can earn on the short-term or spot market. Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. Additionally, our returns are impacted by the use of scrubbers, which allow us to consume high-sulfur fuel oil (HSFO) under certain circumstances, as it is typically cheaper than very low sulfur fuel oil (VLSFO). However, if the price differential (spread) between VLSFO and HSFO narrows, the financial benefit of using scrubbers may decline, affecting our overall returns. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical events, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. We estimate that our vessels have a useful life of up to 25 years from the date of their initial delivery from the shipyard. In case we acquire secondhand vessels, they are depreciated from the date of their acquisition through their remaining estimated useful life. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels, or vessels we may acquire, to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, operating results, and financial condition will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends or other uses.

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

Effective from November 2025, KMC carries a loss of hire insurance. This loss of hire insurance is intended to provide financial protection against loss of income following insured delays arising from both Hull & Machinery and P&I-related incidents. The policy is intended to ensure rapid financial recovery following operational disruptions caused by incidents such as collision, machinery failure, piracy, quarantine, or other covered perils.

We do not currently maintain insurance relating to strikes. Additionally, our charterers may in the future engage in legally permitted trading in locations or with persons which may still be subject to restrictions due to sanctions. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading on such locations or countries or trading with such persons, which could result in reduced insurance coverage for losses incurred by the related vessels. Changes in the insurance markets attributable to the risk of terrorism in certain locations around the world could make it difficult for us to obtain certain types of coverage. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations or countries or as a result of trading with such persons, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, operating results, cash flows and stock price.

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

We may be subject to increasing regulation as well as scrutiny and changing expectations from investors, lenders, and other market participants with respect to our Environmental, Social, and Governance and Corporate Sustainability Reporting Directive policies.

Companies across all industries are facing increasing scrutiny relating to their Environmental, Social, and Governance, or ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders, and other market participants are increasingly focused on ESG practices and, in recent years, have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender, or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

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

On March 6, 2024, the SEC had adopted final rules to enhance and standardize climate-related disclosures by public companies and in public offerings. The final rules would have added extensive and prescriptive disclosure items requiring companies, including foreign private issuers, to disclose climate-related risks and certain emissions. Specifically, the rules would have required the inclusion of certain climate-related financial metrics in a note to companies’ audited financial statements. These rules were challenged in federal court before they became effective and ultimately the SEC withdrew its defense of the rules, essentially pausing the litigation. If the SEC were to again adopt climate disclosure rules, or if it successfully defends the challenged rules that it previously adopted in 2024 and such rules become effective, then the costs of compliance with such new rules could be significant and may have a material adverse effect on our future performance, operating results, cash flows and financial position.

Furthermore, compliance with the Corporate Sustainability Reporting Directive, or CSRD, will likely increase our reporting and administrative costs. The CSRD, adopted by the EU Parliament on November 10, 2022, expands sustainability reporting requirements for both EU and non-EU companies. It mandates detailed disclosures covering not only environmental and climate matters but also social and governance aspects, such as human rights, anti-corruption policies, corporate governance, and diversity and inclusion. The directive applies on a phased basis from 2024 through 2028 to companies that meet specific financial and employee thresholds. As a result, if we become subject to the CSRD requirements, we may incur significant compliance costs related to developing new systems, hiring personnel, upgrading data management infrastructure, and enhancing reporting procedures to meet these obligations.

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

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility, and physical life. Efficiency includes speed, fuel economy, and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance, and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, or vessels we may acquire, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, or vessels we may acquire, and the resale value of our vessels, or vessels we may acquire, could significantly decrease, which may have a material adverse effect on our future performance, operating results, cash flows, and financial position. Finally, there continues to be significant evolution and developments in the use of artificial intelligence technologies, including generative artificial intelligence. While we have not integrated the use of artificial intelligence in our business currently, we could integrate it in the future and at this time cannot fully determine the impact of such evolving technology to our industry, our business or the Company.

We generate revenues from the trading of our vessels in U.S. dollars, but incur a portion of our expenses in other currencies.

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but certain of our vessel operating expenses and administrative expenses are generated in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our profit. We currently have only partially hedged our currency exposure, and, as a result, our operating results and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

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

The tanker shipping industry is cyclical with high volatility in charter rates and profitability. We currently charter our vessels principally in the spot or short-term time charter market, being exposed to various unpredictable factors, such as supply and demand of energy resources, global economic and political conditions, natural or other disasters, disruptions in international trade, COVID-19’s resurgence or other pandemic outbreaks, environmental and other legal regulatory developments, among others. A long-term contract to charter a vessel might lock us into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. We may decide to enter into one or more forward freight agreements in order to partially hedge our exposure to spot charter rate fluctuations and mitigate any adverse effect this may have in our operating cash flows and dividend policy.

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

We currently charter all vessels in our fleet on the spot or short-term charter market. The short-term or spot charter market is highly competitive and short-term or spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne tanker capacity. While our focus on the short-term or spot market may enable us to benefit if industry conditions strengthen, we must consistently procure short-term or spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for short-term or spot charters and to the off-hire periods including ballast passages. Rates within the short-term or spot charter market are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping our vessels fully employed in these short-term markets or that future short-term or spot rates will be sufficient to enable the vessels to be operated profitably or in similar fashion to previous years. A significant decrease in charter rates would affect value and further adversely affect our profitability, cash flows, and ability to pay dividends. We cannot give assurances that future available charter rates will enable us to operate our vessels profitably. If our vessels were committed to long-term charters, they may not be available for re-chartering or for short-term or spot market voyages when such employment would allow us to realize the benefits of comparably more favorable charter rates.

Any limitation in the availability or operation of one or more of our vessels could have a material adverse effect on our business, operating results and financial condition.

Our current fleet consists of 16 vessels and we have entered into memoranda of agreement to acquire an additional two Suezmax vessels (with an estimated approximate deadweight tonnage of 157,000), currently under construction at Daehan, which we expect to be delivered from the shipyard in the second quarter of 2026. We depend on these vessels for all of our revenue. If one or more of our vessels is unable to generate revenues as a result of off-hire time, early termination of the applicable time charter or otherwise, our business, operating results, financial condition and ability to pay dividends could be materially adversely affected. Unless we identify and acquire additional vessels, we will rely upon all 16 of these vessels for almost all of our revenue and ability to pay dividends.

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

In 2025, for example, three of our vessels called on ports in Venezuela an aggregate of three times; we believe that such calls were done in accordance with applicable laws and we had the relevant authorizations and licenses to call on such ports. However, we cannot guarantee that a governmental authority may determine otherwise, or perceive that we did not have the requisite authorizations.

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

The efficient operation of our business is dependent on computer hardware and software systems both onboard our vessels, or vessels we may build or acquire, and at our onshore offices. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. The attacks can encompass a wide range of methods and intent, including phishing attacks, generative artificial intelligence impersonation, illegitimate requests for payment, theft of intellectual property, theft of confidential or non-public information, installation of malware, installation of ransomware and theft of personal or business information. The frequency and sophistication as well as the methods used to conduct these attacks, have increased over time. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information kept on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture, or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, and misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and operating results to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, operating results, and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

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

The SEC requires the mandatory disclosure of material cybersecurity incidents, as well as cybersecurity governance and risk management practices. A failure to disclose could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

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

We believe that we were not a PFIC for our 2025 taxable year and we do not expect to be treated as a PFIC in the current or subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

We believe that we and our subsidiaries qualified for the tax exemption under Section 883 of the Code for our 2025 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year.

We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. As a “foreign private issuer,” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four business days of their occurrence, and we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sale of our securities, and our principal shareholders are exempt from the reporting provisions contained in Section 16(a) of the Exchange Act (effective March 18, 2026, our directors and certain officers are subject to Section 16(a) of the Exchange Act). Our exemption from certain provisions of the rules of Section 16 of the Exchange Act regarding sales of common shares by certain shareholders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Additionally, we will be permitted to disclose compensation information for our executive officers on an aggregate, rather than an individual, basis because individual disclosure is not required under Marshall Islands law. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies. We can also issue any number of shares of any class or series without shareholder consent. As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of certain NYSE requirements. See “Item 16G. Corporate Governance.” These exemptions and scaled disclosure requirements are not related to our status as an emerging growth company, and will continue to be available to us even if we no longer qualify as an emerging growth company, but remain a foreign private issuer. These factors could make our common shares less attractive to some investors or otherwise harm our stock price.

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

RISKS RELATING TO OUR COMMON SHARES

An active trading market for our common shares listed in the United States or Norway may not develop and you may not be able to resell your common shares at or above the price you pay for them, if at all.

Our common shares are currently traded on Oslo Stock Exchange and the NYSE. There can be no assurance that an active trading market for our common shares will be sustained in the United States or Norway, or how the development of such a market might affect the market price for our common shares. The lack of an active trading market may also reduce the fair market value of our common shares. The price at which our common shares trade on the NYSE may or may not be correlated to the price at which our common shares trade on the Oslo Stock Exchange. Our share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.

In connection with the admission to trading of our common shares on the NYSE, we changed our listing status on the Oslo Stock Exchange from primary to secondary, and applied for an exemption from the Norwegian takeover rules as a result. Such exemption was granted on October 20, 2023, effective from the first day of trading on the NYSE and remain effective as at the date hereof.

The NYSE may delist our securities from quotation on its exchange, which could limit the ability of our security holders to trade our securities and subject us to additional trading restrictions.

Our securities are listed on the NYSE, a national securities exchange. The NYSE minimum listing standards require that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements. The average closing price of our common shares over a consecutive 30 trading day period must be no less than $1.00 per common share. We cannot assure you that our securities will continue to be listed on the NYSE in the future. If the NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	a limited amount of news and analyst coverage for us;

●	a decreased ability for us to issue additional securities or obtain additional financing in the future;
●	limited liquidity for our shareholders due to thin trading; and
●	potential breaches and events of default under certain of our financing agreements.

On January 15, 2025, the Commission approved the NYSE’s proposed rule change to amend Section 802.01C of the NYSE’s Listed Company Manual, whereby if a listed company fails to comply with the minimum closing price and either effected a reverse stock split over the prior one-year period (regardless of the ratio) or effected a reverse stock splits over the prior two-year period with a cumulative ratio of 200 shares or more to one, then the listed company would not be eligible for any compliance period and would be immediately delisted.

On December 3, 2025, the NYSE proposed a rule change to adopt a new $0.25 minimum trading price continued listing requirement. Under the proposal, if at any time a security’s closing price is less than $0.25, the NYSE will immediately suspend trading and commence delisting procedures, with no cure period. The proposal also clarifies that the NYSE may take action if a company’s security has experienced a precipitous decline and is at an abnormally low level, even if the security has not fallen below the $0.25 minimum trading price requirement.

The dual listing of common shares is costly to maintain and may adversely affect the liquidity and value of our common shares.

Our common shares trade on Oslo Stock Exchange and on the NYSE. Maintaining a dual listing will generate additional costs, including increased legal, accounting, investor relations, and other expenses that we did not incur prior to the listing of our common shares on the NYSE, in addition to the costs associated with the additional reporting requirements described elsewhere in this Annual Report. We cannot predict the effect of this dual listing on the value of our common shares. However, the dual listing of common shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our common shares on the NYSE. The price of our common shares listed on the NYSE could also be adversely affected by trading in common shares on the Oslo Stock Exchange, and vice versa. In addition, the NYSE now settles on a T+1 basis, while settlement on the Oslo Stock Exchange remains on a T+2 basis. This has the potential to create arbitrage opportunities with respect to our common shares, which could affect our stock price.

We will incur increased costs as a result of operating as a company that is both publicly listed on Oslo Stock Exchange in Norway and on the NYSE in the United States, and our senior management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting commencing for the year ending December 31, 2025. However, while we remain an emerging growth company (or if we become a non-accelerated filer), we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. Documenting and evaluating our internal control over financial reporting may be both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Additionally, on March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by public companies and in public offerings; however, these rules were withdrawn on June 12, 2025. See “—We may be subject to increasing regulation as well as scrutiny and changing expectations from investors, lenders, and other market participants with respect to our Environmental, Social, and Governance and Corporate Sustainability Reporting Directive policies.”

Further, being both a U.S. and Norwegian-listed company with common shares admitted to trading on Oslo Stock Exchange and the NYSE impacts the disclosure of information and requires compliance with two sets of applicable rules. From time to time, this may result in uncertainty regarding compliance matters and result in higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure, and adherence to heightened governance practices. As a result of the enhanced disclosure requirements of the U.S. securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which we believe may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management from our operations.

We may fail to develop and maintain proper and effective internal controls over financial reporting.

We are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting each fiscal year. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be potentially required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the Commission following the date we are no longer an “emerging growth company,” as defined in the Securities Act. We will cease to be an emerging growth company if, among other things, we have more than $1.235 billion in “total annual gross revenues” during the most recently completed fiscal year, if we issue more than $1 billion of non- convertible debt over a three-year period, or we qualify as a large accelerated filer, meaning a public float of over $700 million.

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

The share price of our common shares is quoted on Oslo Stock Exchange in Norwegian krone, while it is quoted on the NYSE in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the Norwegian krone may result in differences between the value of our common shares listed on the respective exchanges and the value of our common shares, which may result in heavy trading by investors seeking to exploit such differences.

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

The market price of our common shares may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could in the future affect our stock price are:

●	quarterly variations in our results of operations and those of other public companies in our industry;
●	our ability to successfully employ our vessels at favorable rates;
●	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
●	changes in earnings estimates or the publication of research reports by analysts, or shortfalls in our operating results from levels forecast by securities analysts;
●	speculation in the press or investment community about us, our business or the shipping industry generally;
●	strategic actions by us or our competitors such as mergers, acquisitions, or restructurings;
●	the thin trading market for our common shares, which makes it somewhat illiquid;
●	regulatory developments;
●	additions or departures of key personnel;
●	announcements concerning us or our competitors;
●	terrorist attacks, acts of god, or other force majeure events;
●	changes in market interest rates;
●	actions by our shareholders or key stakeholders;
●	trading volume of our common shares;
●	litigation, threatened or filed, against us;
●	public reaction to our press releases, our other public announcements, and our filings;
●	the amount of dividends that we pay, if any;

●	general market conditions; and
●	domestic and international economic, market, and currency factors unrelated to our performance.

The stock markets in general, and the markets for shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Additionally, there is no guarantee of a continuing public market to resell our common shares. We cannot assure you that an active and liquid public market for our common shares will continue or will be maintained.

Furthermore, as of the date of this Annual Report, Mr. Ioannis Alafouzos, the chairman of our board of directors, and Mr. Themistoklis Alafouzos, the brother of Mr. Ioannis Alafouzos, together beneficially own a significant number of our outstanding common shares. For further information, see “Item 7.A. Major Shareholders.” Where a substantial percentage of the shares of publicly traded companies are held by a small number of shareholders, the shares may have a lower trading volume than similarly sized publicly traded companies. Until such time that we issue additional securities or members of the Alafouzos family sell all or a portion of their common shares, we may have a lower trading volume than similarly sized companies, which means shareholders who buy or sell relatively small amounts of our common shares could have a disproportionately large impact on our share price, either positively or negatively, and could thus make our share price more volatile than it otherwise would be. In addition, large blocks of sales by a shareholder, such as Mr. Ioannis Alafouzos or Mr. Themistoklis Alafouzos, may have a negative impact on the trading price of our common shares, especially if there is a lower trading volume of our common shares.

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

We have relied and may continue to rely in part on equity issuances, which will not require shareholder approval, to fund our growth, and such equity issuances could dilute your ownership interests and may depress the market price of our common shares.

We have previously issued and may in the future issue additional common shares or other equity securities of equal or senior rank for general corporate purposes or in connection with, among other things, future vessel acquisitions or repayment of outstanding indebtedness, in each case without shareholder approval, in a number of circumstances. In particular, as part of our business strategy, we may rely in part on issuances of equity or preferred securities, which may carry voting rights and may be convertible into common shares, to fund the growth of our fleet. We may issue such securities in private placements, including to related parties, or in registered offerings.

We currently have an effective shelf registration statement on Form F-3 (File No. 333-287032), which provides for up to $500,000,000 in capital, which may be used for, among other things, potential acquisitions, strategic initiatives, reducing outstanding debt or other general corporate purposes. In November 2025, we completed a registered direct offering of 3,239,436 new common shares, at a gross price of $35.50 per share, raising gross proceeds of $115 million, for the purpose of partially funding the acquisition of two of our vessels, the Nissos Piperi and Nissos Serifopoula. In January 2026, we completed a registered direct offering of 3,611,111 new common shares, at a gross price of $36.00 per share, raising gross proceeds of $130 million, for the purpose of partially funding the acquisition of two newbuilding vessels currently under construction at Daehan Shipbuilding Co., Ltd. (“Daehan”), a South Korean shipyard, expected to be delivered to us in the second quarter of 2026. Both registered direct offerings were made pursuant to the shelf registration statement.

We also have an effective “resale” registration statement on Form F-3 (File No. 333-287036), relating to the resale of up to 18,102,286 common shares that are beneficially held by affiliates of the Company and that are otherwise currently not freely tradable in the United States without limitation.

Our authorized capital stock currently consists of 500,000,000 common shares and 100,000,000 preferred shares with par value of $0.001 per share, in each case, that we may issue without further shareholder approval, of which 39,044,655 common shares are outstanding as of March 18, 2026 (excluding 695,892 common shares held in treasury). We currently have no preferred shares issued and outstanding. We cannot assure you at what price the offering of our shares in the future, if any, will be made but they may be offered and sold at a price significantly below the current trading price of our common shares or the acquisition price of common shares by shareholders and may be at a discount to the trading price of our common shares at the time of such sale. Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. Holders of our common shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

Our issuance of additional common shares, including upon conversion of convertible securities, or other equity securities of equal or senior rank, or with voting rights, or the perception that such issuances may occur, may have the following effects:

●	our existing common shareholders’ proportionate ownership interest in us will decrease;
●	the earnings per share and the per share amount of cash available for dividends payable per common share could decrease;
●	the relative voting strength of each previously outstanding common share may be diminished;
●	the market price of our common shares may decline; and/or
●	our ability to raise capital through the sale of additional securities at a time and price that we deem appropriate could be impaired.

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

Our Chairman and his family have significant influence over us, and may control the outcome of many matters on which our shareholders are entitled to vote.

Our Chairman and his brother, Mr. Themistoklis Alafouzos, collectively hold a significant stake in Okeanis, resulting in them holding a significant portion of our total voting power. If the two of them vote in the same manner they may be able to control the outcome of many matters on which our shareholders are entitled to vote, either alone or with a small group of other shareholders, including the election of all of our directors and other significant corporate actions, even if they are opposed by many of our other shareholders. Such concentration of ownership and our corporate governance mechanisms may discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of a premium for their shares and may reduce the price of our common shares. The interests of Mr. Ioannis Alafouzos, Mr. Themistoklis Alafouzos and the Alafouzos family may differ from your interests, and, therefore, they may vote differently from how other shareholders vote and by virtue of their ownership interest be able to approve matters on behalf of us and our shareholders (or block matters) without the consent of other shareholders. In addition, our second amended and restated articles of incorporation permit the holders of a majority of our shares to act by written consent without a meeting and, therefore, the Alafouzos family, if they vote together with a small number of other shareholders, will be able to approve matters on behalf of all of our shareholders without the consent of other persons or shareholders, or the need to call a shareholders’ meeting.

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

Separately, provisions in our financing arrangements prohibit certain changes of control, the occurrence of which would result in an event of default and/or prepayment event under such arrangements. In particular, all of our facility agreements require that the Alafouzos family maintain a minimum 35% ownership interest in us, except for one instance whereby the change in our ultimate beneficial ownership (i.e., a private individual acquires legal or beneficial ownership of 35% or more of our share capital or power to cast or control 35% or more of our voting power or gains effective control over us) is a prepayment event. Some of our facility agreements provide that a breach of the agreement will occur if Mr. Ioannis Alafouzos and Mr. Themistoklis Alafouzos cease to control us, in two instances if Mr. Ioannis Alafouzos, solely or together with any members of the Alafouzos family, ceases to be our major shareholder or ceases to control us, and, in four instances, if Mr. Ioannis Alafouzos (or a member of the Alafouzos family in three of the four instances) ceases to be our chairman. Two of our facility agreements provide that the acquisition by a person or group of persons acting in concert (directly or indirectly) of more than 34.9% of the ultimate legal or beneficial ownership is an event of default under such facility agreements. Finally, our guarantees on our bareboat charters provide that we may not permit a new party or parties acting in concert to become owners of, or control, more than 50% of our shares and/or voting rights. For more information, see “Item 5.B. Liquidity and Capital Resources — Credit Facilities and Financing Obligations — Loan Covenants.” These provisions may make it difficult for or prevent any one of more investors from purchasing our shares, which may cause our share price to decline and make resales of shares more difficult.

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

Our corporate affairs are governed by our second amended and restated articles of incorporation, as amended and restated, our third amended and restated bylaws, as amended and restated, and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. In addition, a Marshall Islands case has opined that Marshall Islands courts do not have civil jurisdiction over non-resident directors and officers of Marshall Islands corporations.

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

We are a holding company and our subsidiaries will conduct all of our operations and own (or charter in) all of our operating assets. Okeanis has no significant assets other than the equity interests in wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. In addition, our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands and Liberian law.

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

Each of Hospitality Assets Corp. and Glafki Marine Corp. has the right to register common shares for resale pursuant to a registration rights agreement we entered into with them. The resale of those common shares may have an adverse effect on the market price of our common shares, especially if a significant number of our common shares are sold in a short period of time.

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

The Council of the European Union, or the Council, routinely publishes a list of “non-cooperative jurisdictions” for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. In February 2023, the Republic of the Marshall Islands, among others, was placed by the EU on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirements, and was subsequently removed from such list in October 2023. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, and non-deductibility of costs, and although we are not currently aware of any such measures being adopted, they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits certain EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

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

We do not have the employee infrastructure to manage our operations. As is common with industry practice, our subsidiaries own the vessels in the fleet or charter-in vessels on a bareboat basis from a leasing house, and would be the counterparties to any contracts to construct newbuildings. KMC provides our day-to-day fleet technical management, such as vessel operations, repairs, insurance consulting, supplies, and crewing. We, through our vessel-owning subsidiaries, have also entered into ETS Services Agreements with KMC pursuant to which KMC obtains, transfers and surrenders emission allowances under the EU Emissions Trading Scheme. Furthermore, our wholly owned subsidiary OET Chartering Inc. has entered into a shared services agreement with KMC to document the mutual exchange of business support in respect of the management of our vessels by way of corporate, accounting, financial and other operational and administrative services. As a result, we depend upon the continued services provided by KMC.

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

The ability of KMC to continue providing services for our benefit and our subsidiaries’ benefit will depend in part on KMC’s own financial strength and KMC’s compliance with applicable laws, including sanctions laws. Circumstances beyond our control, such as regulatory or sanctions violations, could impair the ability of KMC to provide services to us or impact or impair its financial strength. Because KMC is privately held, it is unlikely that information about KMC’s regulatory or sanctions violations or financial strength would become public. As a result, an investor in our common shares might have little advance warning of problems affecting KMC, even though these problems could have a material adverse effect on us.

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

We subcontract the day-to-day technical vessel management of our fleet, including crewing, maintenance, and repair to KMC. We, through our vessel-owning subsidiaries, have also entered into ETS Services Agreements with KMC pursuant to which KMC obtains, transfers and surrenders emission allowances under the EU Emissions Trading Scheme. Furthermore, our wholly owned subsidiary OET Chartering Inc. has entered into a shared services agreement with KMC to document the mutual exchange of business support in respect of the management of our vessels by way of corporate, accounting, financial and other operational and administrative services. KMC may provide similar services for vessels owned or operated by other shipping companies, and it also may provide similar services to companies with which KMC is affiliated. Notably, KMC provides such services to vessels owned by our Chairman and his brother. These responsibilities and relationships could create conflicts of interest between KMC’s performance of its obligations to us, on the one hand, and KMC’s performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection, among others, with the crewing, supply provisioning, and operations of the vessels in our fleet versus vessels owned or operated by other clients of KMC. In particular, KMC may give preferential treatment or be contractually or otherwise obligated to give preferential treatment to vessels owned or operated by other clients or affiliated companies. In addition, our Chairman and his brother own fleets of ships that are not owned by us and we therefore may be competing for the same charterers or other business opportunities. These conflicts of interest may have an adverse effect on our operating results.

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

On June 28, 2018, we acquired 15 single-purpose companies and OET Chartering Inc. from Ioannis Alafouzos and Okeanis Marine Holdings S.A., a Marshall Islands corporation controlled by our Chairman, Ioannis Alafouzos, and his brother, Themistoklis Alafouzos. In consideration for the contribution of the vessel owning entities, newbuilding contract purchasing entities and the chartering entity to us, we issued 15,990,000 of our common shares to Glafki Marine Corp., controlled by the two brothers and which already held 10,000 common shares that were initially issued by us. Glafki Marine Corp. is currently controlled by Ioannis Alafouzos. In July 2022, Glafki Marine Corp. sold 6,646,063 of our common shares to Hospitality Assets Corp., a company controlled by Themistoklis Alafouzos, by way of share exchange in conjunction with Ioannis Alafouzos’ purchase of Themistoklis Alafouzos’ minority shares in Glafki Marine Corp. Following this transaction, the two brothers separated their indirect interests and Ioannis Alafouzos became the sole shareholder of Glafki Marine Corp. Separately, Ioannis Alafouzos owns another 437,286 of Okeanis’s common shares directly. Collectively, Ioannis Alafouzos, Glafki Marine Corp. and Hospitality Assets Corp. are significant shareholders in Okeanis, owning an aggregate of 18,098,157 of its common shares (46.4% of the issued and outstanding shares in Okeanis).

Our common shares began trading on Euronext Growth (ex-Merkur Market) on July 3, 2018. On March 8, 2019, our shares began trading on Euronext Expand (ex-Oslo Axess) and ceased trading on Euronext Growth. On January 29, 2021, our shares began trading on the Oslo Stock Exchange and ceased trading on Euronext Expand (ex-Oslo Axess). On December 11, 2023, our shares began trading on the NYSE, and our listing on the Euronext Oslo Bors was converted into a secondary listing.

On January 31, 2024, we executed an agreement for a new $34.7 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Milos from its then sale and lease back financier (the “Milos Facility”). The Milos Facility is provided by a syndicate led by Kexim Asia Limited and the transaction was completed in February, 2024. It is priced at 175 bps over the applicable term SOFR reference rate administered by CME Group Benchmark Administration Limited (“Term SOFR”), matures in six years, will be repaid in quarterly instalments of $0.725 million each, together with a balloon instalment of $17.3 million payable at maturity, is secured by, among other things, a mortgage over the Milos and is guaranteed by Okeanis. We completed the repurchase of Milos from its sale and leaseback financier in February 2024.

On January 26 and 29, 2024, we executed amendments to the existing sale and leaseback agreements on the VLCC vessels Nissos Kea and Nissos Nikouria and a new sale and leaseback agreement in the amount of approximately $73.5 million on the VLCC vessel Nissos Anafi, respectively, all with CMB Financial Leasing. As described below, we repurchased the Nissos Kea and Nissos Nikouria in June 2025 and the Nissos Anafi in August 2025 and, therefore, these sale and leaseback arrangements are no longer in effect.

In March 2024, we paid an amount of approximately $21.3 million or $0.66 per share via a dividend that was classified as a return of paid-in-capital for purposes of financial accounting only. For more information, see “Item 8. Financial Information — Dividend Policy.”

In March 2024, we repaid an amount of $16.7 million concerning the remaining sponsor’s loan principal amount relating to the acquisition of Nissos Kea. In May 2024, we repaid the remaining $17.6 million, related to the acquisition of the Nissos Nikouria.

In May 2024, we entered into a new $60.0 million senior secured credit facility for the VLCC vessel Nissos Kythnos with Danish Ship Finance A/S (the “Nissos Kythnos New Facility”) to refinance the Company’s existing facility and for general corporate purposes. The Nissos Kythnos New Facility is priced at 140 basis points over the applicable Term SOFR, until December 2026. Thereafter, a new applicable margin will be mutually agreed between the parties, for the remaining duration of the facility, which matures in six years. If the parties do not agree to a new applicable margin, the Company will have the ability to prepay the facility at no additional cost. The facility will be repaid in quarterly instalments of approximately $1.041 million each, together with a balloon installment of approximately $35.024 million payable at maturity, is secured by, among other things, security (mortgage) over the Nissos Kythnos, and is guaranteed by Okeanis. The facility also includes a sustainability linked margin adjustment provision, starting in 2025, whereby the applicable margin may decrease or increase by 5 basis points per year, subject to the Company meeting certain sustainability linked targets.

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

In June 2024, we entered into a new $31.11 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Poliegos from its sale and leaseback financier (the “Poliegos New Facility”). The Poliegos New Facility is provided by Bank SinoPac Co., Ltd, and the transaction closed on July 1, 2024. The Poliegos New Facility contains an interest rate of Term SOFR plus 160 basis points, matures in six years, and will be repaid in quarterly instalments of approximately $0.78 million each, together with a balloon instalment of approximately $12.44 million payable at maturity. The Poliegos New Facility is secured by, among other things, a mortgage over the Poliegos, and is guaranteed by Okeanis. We completed the repurchase of the Poliegos from its sale and leaseback financier in July 2024.

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

In May 2025, we entered into a new $130.0 million senior secured credit facility with Alpha Bank S.A. to finance our options to purchase back the Nissos Nikouria and Nissos Anafi (the “Nikouria and Anafi Facility”). The Nikouria and Anafi Facility contains an interest rate of Term SOFR plus 140 basis points (or 60 basis points for any outstanding part of the loan in respect of which an amount of at least $1 million has been deposited and blocked for the whole of the relevant interest period in a cash collateral account), matures in seven years, and will be repaid in quarterly installments of $1.9 million for both vessels, together with balloon installments of $76.8 million for both vessels. It is secured by, among other things, a mortgage over the Nissos Nikouria and the Nissos Anafi, and is guaranteed by Okeanis. We completed the repurchase of the Nissos Nikouria from its sale and leaseback financier in June 2025 and the repurchase of the Nissos Anafi from its sale and leaseback financier in August 2025.

In June 2025, we paid an aggregate amount of approximately $10.3 million, or $0.32 per share, via dividend. For more information, see “Item 8. Financial Information - Dividend Policy.”

In June 2025, we entered into a new $65.0 million secured term loan facility to finance our option to purchase back the Nissos Kea (the “Nissos Kea Facility”). The Nissos Kea Facility is provided by a syndicate of banks, led and arranged by E.SUN Commercial Bank, Ltd. It contains an interest rate of Term SOFR plus 135 basis points, matures in seven years, and will be repaid in quarterly installments of $0.9 million, together with a balloon installment of $39.8 million at maturity. It is secured by, among other things, a mortgage over the Nissos Kea, and is guaranteed by Okeanis. We completed the repurchase of the Nissos Kea from its sale and leaseback financier in June 2025.

In September 2025, we paid an aggregate amount of approximately $22.5 million, or $0.70 per share, via dividend. For more information, see “Item 8. Financial Information - Dividend Policy.”

Effective October 10, 2025, Robert Knapp and Joshua Nemser resigned as directors of Okeanis. The two resignations did not result from any disagreement with the Company or its management. Our board of directors filled the relevant vacancies with Mr. Knapp and Mr. Nemser, effective February 19, 2026. Both before and after such resignations and reappointments, our board of directors was comprised of a majority of independent directors. The composition of each of the committees of the board of directors remains the same and was unaffected by these resignations, except for the remuneration committee, which is currently comprised of Charlotte Stratos, Robert Knapp and Francis “Frank” Dunne.

In October and November 2025, we exercised our purchase options for two VLCC tankers, the Nissos Rhenia and Nissos Despotiko (both built in 2019), respectively, currently on lease from OCY Knight 1 Limited and OCY Knight 2 Limited. The two ships are expected to be delivered to us during the second quarter of 2026, for an aggregate consideration of $94.2 million.

In November 2025, we entered into two memoranda of agreement, whereby pursuant to each individual memorandum of agreement, we agreed to purchase one newbuilding Suezmax vessel (the “Vessel Acquisitions”), constructed at Daehan, from an unrelated third-party seller for an acquisition price of $97.0 million each. These two vessels are named Nissos Piperi and Nissos Serifopoula. The acquisition price for these vessels was funded through the 2025 Registered Direct Offering and the New Financings described below.

In November 2025, we completed the registered direct offering of 3,239,436 new common shares, at a price of $35.50 per share, raising gross proceeds of $115 million (the “2025 Registered Direct Offering”). The net proceeds of the offering were used as partial consideration for the Vessel Acquisitions. The 2025 Registered Direct Offering was made pursuant to Okeanis’s shelf registration statement on Form F-3 (File No. 333-287032), which was declared effective by the Commission on May 21, 2025 (the “Shelf Registration Statement”). Fearnley Securities AS acted as global coordinator and joint bookrunner and Clarksons Securities AS acted as joint bookrunner for the 2025 Registered Direct Offering.

In December 2025, we paid an aggregate amount of approximately $26.6 million, or $0.75 per share, via dividend. For more information, see “Item 8. Financial Information - Dividend Policy.”

In December 2025, we entered into a $45.0 million facility agreement, to finance a portion of the acquisition price of the Nissos Piperi, with Alpha Bank S.A. (the “Nissos Piperi Facility”). The Nissos Piperi Facility contains an interest rate of Term SOFR plus 130 basis points (or 50 basis points for any outstanding part of the loan in respect of which an amount of at least $1 million has been deposited and blocked for the whole of the relevant interest period in a cash collateral account), matures in seven years, and will be repaid in quarterly installments of $0.525 million, together with a balloon installment of $30.3 million at maturity. It is secured by, among other things, a mortgage over the Nissos Piperi, and is guaranteed by Okeanis.

In December 2025, we entered into a $45.0 million facility agreement, to finance a portion of the acquisition price of the Nissos Serifopoula, with National Bank of Greece S.A. (the “Nissos Serifopoula Facility” and, together with the Nissos Piperi Facility, the “New Financings”). The Nissos Serifopoula Facility contains an interest rate of Term SOFR plus 130 basis points (or 50 basis points for any outstanding part of the loan in respect of which the equivalent amount has been deposited and blocked for the whole of the relevant interest period in a cash collateral account), matures in eight years, and will be repaid in quarterly installments of $0.525 million, together with a balloon installment of $28.2 million at maturity. It is secured by, among other things, a mortgage over the Nissos Serifopoula, and is guaranteed by Okeanis.

Recent Developments

In January 2026, we received delivery of our newly acquired vessels, the Nissos Piperi and the Nissos Serifopoula.

In January 2026, we entered into two memoranda of agreement, whereby pursuant to each individual memorandum of agreement, we agreed to purchase one newbuilding Suezmax vessel (with an estimated approximate deadweight tonnage of 157,000) (the “Additional Vessel Acquisitions”), currently under construction at Daehan, from an unrelated third-party seller for an acquisition price of $99.3 million each. We expect the vessels to be delivered from the shipyard in the second quarter of 2026. The purchase of one vessel is not contingent on the other.

In January 2026, we completed a registered direct offering of 3,611,111 new common shares, at a gross price of $36.00 per share, raising gross proceeds of $130 million (the “2026 Registered Direct Offering”). The net proceeds of the offering are expected to be used as partial consideration for the Additional Vessel Acquisitions. The 2026 Registered Direct Offering was made pursuant to Okeanis’s Shelf Registration Statement. Fearnley Securities AS and Clarksons Securities AS acted as global coordinators and joint bookrunners and Pareto Securities AS acted as joint bookrunner for the 2026 Registered Direct Offering.

In February 2026, the Company entered into a one-year time charter agreement with a global commodities trading company, for its VLCC vessel Nissos Nikouria, at a rate of $91,140 per day.

In March 2026, we paid an aggregate amount of approximately $60.5 million, or $1.55 per share, via a dividend. For more information, see “Item 8. Financial Information - Dividend Policy.”

B.	Business Overview

We are an international owner and operator of a modern, fuel-efficient Eco fleet of 16 tanker vessels, comprising eight modern Suezmax tankers and eight modern VLCC tankers, focusing on the transportation of crude oil. Our vessels are built in line with Eco standards that consume less bunker fuel than conventional tanker vessels, are equipped with exhaust gas cleaning systems (“scrubbers”) and are built to comply with regulations for ballast water treatment. Our fleet has a carrying capacity of approximately 3.5 million deadweight tons and an average age of 6.4 years as of December 31, 2025 (in each case, excluding the newly acquired Nissos Piperi and Nissos Serifopoula, which were delivered to us in January 2026). Certain of our vessels are owned by us directly and others are owned by finance leasing houses and bareboat chartered back to us (with an option for us to repurchase the vessels at certain times). We also have agreed to purchase two newbuilding Suezmax vessels, currently under construction at Daehan, as part of the Additional Vessel Acquisitions. See “Item 4.A. History and Development of the Company—Recent Developments,”

The following table lists the vessels in our fleet as of March 18, 2026 (not including the Additional Vessel Acquisitions):

	Year				Type of
Vessel Name	Built	Dwt	Flag	Yard	Employment
Milos	2016	157,525	Greece	Sungdong	Spot/Short-Term
Poliegos	2017	157,525	Marshall Islands	Sungdong	Spot/Short-Term
Kimolos	2018	159,159	Marshall Islands	JMU	Spot/Short-Term
Folegandros	2018	159,221	Marshall Islands	JMU	Spot/Short-Term
Nissos Sikinos	2020	157,447	Marshall Islands	HSHI	Spot/Short-Term
Nissos Sifnos	2020	157,447	Marshall Islands	HSHI	Spot/Short-Term
Nissos Piperi	2026	157,993	Marshall Islands	Daehan	Spot/Short-Term
Nissos Serifopoula	2026	157,993	Marshall Islands	Daehan	Spot/Short-Term
Nissos Rhenia	2019	318,953	Marshall Islands	HHI	Spot/Short-Term
Nissos Despotiko	2019	318,953	Marshall Islands	HHI	Spot/Short-Term
Nissos Donoussa	2019	318,953	Marshall Islands	HHI	Spot/Short-Term
Nissos Kythnos	2019	318,953	Marshall Islands	HHI	Spot/Short-Term
Nissos Keros	2019	318,953	Marshall Islands	HHI	Spot/Short-Term
Nissos Anafi	2020	318,953	Marshall Islands	HHI	Spot/Short-Term
Nissos Kea	2022	300,323	Marshall Islands	HHI	Spot/Short-Term
Nissos Nikouria	2022	300,323	Marshall Islands	HHI	12-Month Term

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

KMC provides our vessels with a wide range of shipping services, such as technical support, crew management, maintenance, and insurance consulting in exchange for a daily fee of $980 per vessel effective January 1, 2026 (up from $900 in previous years due to inflation), which is reflected under management fees in the consolidated statement of profit or loss and other comprehensive income. For the years ended December 31, 2025, 2024 and 2023, total technical management fees incurred from KMC amounted to $4,599,000, $4,611,600 and $4,599,000, respectively. If required by KMC, the daily fee may be increased in line with the relevant annual inflation rates. Each technical management agreement for each vessel can be terminated by either party at any time for cause, including by reason of the other party’s failure to meet its obligations under the agreement or if we sell the vessel or upon the vessel’s loss. Furthermore, KMC has the right to terminate each technical management agreement, subject to 30-days’ advance written notice, in the event of a change of control of the relevant ship-owning entity without KMC’s consent. In each case, unless the cause for termination is KMC’s failure to meet its obligations under the relevant technical management agreement, we are required to continue payment of the management fees thereunder for 36 months from the termination date (or, if a notice of termination for convenience has preceded such for cause termination, 36 months from the date of such notice). The agreement can also be terminated by either party for convenience by giving notice to the other party, following which the agreement shall terminate upon the expiration of 36 months from the date on which notice is received.

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

Employment of Our Fleet

We currently seek to employ our vessels primarily under voyage charters, which we believe allows us to capture the full benefit of lower fuel oil costs afforded to us by our Eco-design, scrubber-equipped, fleet. Depending on market conditions, we may also employ our vessels on time charters or bareboat charters. Vessels operating on time charters or bareboat charters may be chartered for several months or years, whereas vessels operating in the spot market typically are chartered for a single voyage that may last up to three months. Vessels operating in the spot market may generate increased profit margins during periods of improving tanker rates, while vessels operating on time charters generally provide more predictable cash flows. We actively monitor market conditions and changes in charter rates in managing the deployment of our vessels between voyage charters and time charters.

Our fleet operates globally, serving key oil transportation routes across major trading hubs, including the Americas, Europe, the Middle East, and Asia. For a detailed breakdown of total revenues by geographic market, see Note 23, Revenue, to our annual audited consolidated financial statements included in this Annual Report.

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

Customers

Our customers during the last three years include national, regional, and international companies. Customers individually accounting for more than 10% of our revenues during the years ended December 31, 2025, 2024 and 2023 were:

Customer	2025	2024	2023
A	12%	14%	—
B	10%	13%	—
Total	22%	27%	—

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on reputation. Our Manager negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. We currently compete primarily with other owners of tanker vessels, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers than vessels we may operate. Ownership of tanker vessels is highly fragmented and is divided among publicly listed companies, state-controlled companies, oil majors and independent vessel owners.

Disclosure of Activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r), as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain other sanctioned parties. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2025 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2025, our vessels did not complete any port call in Iran, and we are not aware of any vessels owned or controlled by our affiliates completing any port call in Iran or other jurisdictions required to be disclosed pursuant to Section 13(r) of the Exchange Act.

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

Our Environmental, Social, and Governance Practices

We, together with our technical managers, have been monitoring relevant data for sustainability and ESG according to internationally accepted standards. Consistent with our commitments towards ESG initiatives, in November 2025 we published our ESG Report for 2024 to inform our shareholders of certain of our goals, actions, and performance with respect to ESG issues. The 2024 ESG Report (which is not incorporated by reference herein) was prepared in accordance with the Global Reporting Initiative (GRI 2021 Standards) and the internationally accepted Sustainability Accounting Standards Board (SASB) for Marine Transportation and covers various sustainability aspects, which provide relevant information about ESG issues and includes information regarding our emissions (and certain metrics with respect thereto). We also ascribe to the United Nations Sustainable Development Goals (UN SDGs), which guide our operations, and recognize the importance of the 2030 Agenda for Sustainable Development.

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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter, and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems (referred to as “scrubbers” or “EGCS”. Ships are required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Fuels with higher sulfur content than required by Reg. 14 of Annex VI can still be delivered to a ship, provided the ship uses equivalent measures, such as an EGCS, pursuant to Regulation 4. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” (if the flashpoint is under 70°C) and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information became effective on May 1, 2024. Additional amendments intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements, and adding new definitions regarding probability of ignition, became effective January 1, 2026. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur additional costs, which cannot currently be reasonably estimated.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area, and United States Caribbean Sea area. At the MEPC 78, the IMO approved a proposal for a new ECA for the Mediterranean Sea as a whole. These amendments entered into force on May 1, 2025. At MEPC 82, the IMO adopted additional amendments to Annex VI, designating the Canadian Arctic and the Norwegian Sea as ECAs, which will enter into force on March 1, 2026, with effect from March 1, 2027. Ocean-going vessels in these areas will be subject to stringent emission controls and ocean-going vessels trading in ECAs are subject to increased operational costs due to the significantly higher price of the fuel with very low Sulphur content (0.1%m/m) or due to the additional cost entailed by the use of an EGCS. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016, and which operate in the North American ECA or the U.S. Caribbean Sea ECA, to vessels constructed on or after January 1, 2021 and operating in the Baltic Sea ECA or North Sea ECA, to vessels with keels laid on or after January 1, 2025 operated in the Canadian Arctic ECA, and to certain vessels as early as March 1, 2026 and operating in the Norwegian Sea ECA, as well as ECAs designated in the future by the IMO. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including Northwest European waters, Baltic Sea area, Western European waters, and Norwegian Sea), came into effect in January 2021.

Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further herein.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers, with the remaining vessels required to comply beginning on January 1, 2025. MEPC 81 adopted amendments to the guidelines for the development of SEEMPs, including methodology for collecting data. These amendments went into effect on August 1, 2025.

Additionally, MEPC 76 adopted amendments to Annex VI, which impose new regulations to reduce greenhouse gas emissions from ships. The revised Annex VI entered into force in November 2022 and includes requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (or EEXI), and (2) operational carbon intensity reduction requirements based on a new operational carbon intensity indicator (or CII). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, ships of 5,000 gross tonnage are required to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The EEXI and CII certification requirements came into effect on January 1, 2023.

MEPC 76 also adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include methodology for calculating the ship’s attained annual operation CII and the required annual operational CII on or before June 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (or HFO) by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition will become effective on or after July 1, 2029. MEPC 79 adopted additional amendments to Annex VI to revise the DCS and reporting requirements in connection with the implementation of the EEXI and the CII framework; these amendments became effective on May 1, 2024.

MEPC 77 adopted a non-binding resolution that urges EU member states and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. The IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These regulations were approved as amendments and submitted for adoption as legally binding, but in October 2025 the MEPC agreed to adjourn the meeting on adoption until October 2026.

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

Amendments to SOLAS chapter II-2, intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with SOLAS regulation II.-2/4.2.1, entered into effect on January 1, 2026.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity, and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, and from July 1, 2016 with respect to new oil tankers and bulk carriers. Regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers, or GBS Standards.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. The IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing, and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024. In May 2024, the last IMDG Code amendment was adopted, covering additional provisions for ships carrying dangerous goods. The amendment became effective on January 1, 2026.

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

Furthermore, recent actions by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by shipowners and managers. Additional requirements apply to U.S.-flagged vessels This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard will involve installing on- board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems (or BWMS), which include systems that make use of chemical, biocides, organisms, or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Pursuant to the BWM Convention, BWMS installed on or after October 28, 2020, shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020, must be approved taking into account guidelines developed by the IMO or the BWMS Code. As of October 23, 2019, MEPC 72’s amendments to the BWM Convention took effect, requiring all ships to meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate became effective in June 2022. All of our vessels have Ballast Water Treatment Systems that ensure compliance with the new environmental regulations.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention,” which entered into force in September 2008 and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time, and subsequent surveys when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for our vessels that are subject to the Anti- fouling Convention. MEPC 76 adopted amendments to the Anti-fouling Convention to include controls on the biocide cybutryne; ships may not apply cybutryne or re-apply anti-fouling systems containing that substance. In addition, ships are required to remove or apply a coating to anti-fouling systems with cybutryne, at the next scheduled renewal of the anti-fouling system after January 1, 2023. This does not apply to our fleet, as our vessels bear cybutryne-free products.

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

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation, and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA. In April 2020, the EPA and Department of the Army published the Navigable Waters Protection Rule to finalize a revised WOTUS definition, which rule became effective in June 2020. However, in light of a court order issued by the U.S. District Court for the District of Arizona on August 30, 2021, the EPA and U.S. Army Corps of Engineers are interpreting WOTUS consistent with the pre-2015 regulatory regime. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the CWA in its decision dated May 25, 2023. The final rule became effective September 8, 2023 and operated to limit the CWA. On March 12, 2025, the EPA announced it would work with the U.S. Army Corps of Engineers to review the definition of WOTUS and undertake a rulemaking process to revise such definition. On November 17, 2025, a new definition of WOTUS was proposed to align with the Supreme Court’s decision, narrowing federal jurisdiction and clarifying exclusions. Public comments closed on January 5, 2026, and comments will be reviewed and taken into consideration when drafting a final rule.

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

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship- source discharges of polluting substances, including minor discharges, if committed with intent, recklessly, or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015, (amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting, and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on March 1, 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting, and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport. From January 1, 2025, the EU MRV mandates monitoring and reporting of GHG emissions for ships between 400GT and 5,000GT (general cargo and offshore ships). Similarly to the EU, the UK adopted its own UK MRV (Monitoring, Reporting and Verification) scheme applicable to all vessels over 5,000 gross tonnage on voyages between UK and non-European Economic Area (EEA) ports and vice versa, between UK ports, and at berth in a UK port.

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector, or ETS, which entered into force on January 1, 2024 and which applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU regulation, which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from June 30, 2028, as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth.

More specifically, ETS is to apply gradually over the period from 2024-2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances will have to be surrendered in 2026 for the year 2025; 100% of allowances will have to be surrendered in 2027 for the year 2026. Compliance is to be on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who not only assume full compliance for ETS but also under the ISM Code. If the latter contractual arrangement is entered into, this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The first compliance deadline was September 30, 2025 and, going forward, compliance is required on September 30 of each year. The cap under the ETS was set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and captures 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Over time, amendments have emerged that will allow 100% of non-EU emissions to be caught, as a result of the IMO’s recent failure to introduce global market measures. In addition, since January 1, 2025, the MRV system has also been revised such that the scope of ships to be monitored now extends to those that are 400GT and more. The reason for this is because the ETS will apply to ships that are between 400GT and 5000GT from circa 2027. The first surrender of allowances deadline was September 30, 2025, with a few shipping companies missing the deadline for opening a Maritime Operator Holding Account on time and incurring penalties of €100 per each unreported ton of carbon. From a risk management perspective, new systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures must be put in place across the industry, which could be at a significant cost, to continue to manage the administrative aspect of ETS compliance.

Additionally, on July 25, 2023, the European Council of the European Union adopted the Fuel EU Maritime Regulation 2023/1805, or FuelEU, under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Due to delays in the incorporation of the regulation into the EEA Agreement, there will be delays in its implementation in Europe. Among other things, FuelEU requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% which started on January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. Decisions as to whether to pool, bank or borrow FuelEU compliance balances will have to be made by April 30, 2026. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO adopted the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/ 2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. Bangladesh ratified the Hong Kong Convention in June 2023, and this Convention entered into force. Parties to the Convention have two years to implement the requirements of the Convention in their respective jurisdictions and ensure that the highest possible ship recycling standards and in well run and green ship recycling yards are created/maintained. The 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from December 31, 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention has been ratified and entered into force on June 26, 2025, it is expected the EU Ship Recycling Regulation will be reviewed in light of this. However, as the Hong Kong Convention has seen weak implementation and poor results to date, the EU may elect not to alter its regulation at the moment.

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

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive, or the CSRD. EU member states have 18 months to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will apply on a phased basis, starting from the financial year 2024 through 2028, to large EU and non-EU undertakings subject to certain financial and employee thresholds being met (as described below). Following the publication of the Omnibus package of proposals on February 26, 2025, which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 is postponed to 2028 (in respect of the 2027 financial year). The Omnibus package was approved by the EU Parliament on December 16, 2025 and will simplify compliance for SMEs and all companies with up to 1,000 employees and with less than EUR 450 million turnover will be outside the scope of the CSRD. For companies that are in scope, the European Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards (ESRS). The CSRD will now apply to (a) EU undertakings and non-EU issuers which on an individual or group basis has more than EUR 450 million net turnover; and more than 1,000 employees on average during the financial year; and (b) non-EU ultimate parent undertakings that have more than EUR 450 million net turnover generated in the EU (individually or on a consolidated basis) for each of the last two consecutive financial years; and an EU subsidiary or a branch in the EU with more than EUR 200 million net turnover in the preceding financial year. New systems, personnel, data management systems and reporting procedures will have to be put in place, which could be at a significant cost, to prepare for and manage the administrative aspect of CSRD compliance.

A new Corporate Sustainability Due Diligence Directive (“CSDDD”) was also adopted on July 25, 2024 as part of the Fit for 55 Package and establishes a corporate due diligence duty. CSDDD was to apply to large companies with more than 1,000 employees and the turnover threshold €450 million. However, following the publication of the Omnibus proposal on February 26, 2025, CSDDD is now expected to apply from July 26, 2029 and the thresholds have now been revised to only apply to (a) EU undertakings that have or, if they are an ultimate parent undertaking, their group has more than EUR 1.5 billion net turnover; and more than 5,000 employees on average during the financial year; and (b) non-EU undertakings that have or, if they are an ultimate parent undertaking, their group has more than EUR 1.5 billion net turnover generated in the EU. The aim of CSDD is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules will ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. New systems, personnel, data management systems and reporting procedures will have to be put in place, which could be at a significant cost, to prepare for and manage the administrative aspect of CSDDD compliance.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016, but does not directly limit greenhouse gas emissions from ships. In January 2025, President Trump signed an executive order to start the process of withdrawing the United States from the Paris Agreement, which withdrawal took effect on January 27, 2026.

Additionally, at MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identified a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050. These regulations could cause us to incur additional substantial expenses. The IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These regulations were approved as amendments and submitted for adoption as legally binding, but in October 2025 the MEPC agreed to adjourn the meeting on adoption until October 2026.

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

IMO’s MEPC 76 adopted amendments to MARPOL Annex VI requiring ships to reduce their greenhouse gas emissions. The Revised MARPOL Annex VI entered into force on November 1, 2022. The revised Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI)) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 79 adopted amendments to Annex VI to revise the IMO DCS and reporting requirements in connection with the implementation of the EEXI and the CII framework, which amendments became effective on May 1, 2024.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations. For example, the EPA held a public hearing in January 2023 on a proposal to achieve comprehensive emissions, and in December 2023, the EPA announced a final rule to reduce methane and other air pollutants from the oil and natural gas industry, which rule was published in March 2024. The rule includes “Emissions Guidelines” for States to follow as they develop plans to limit methane emissions from existing sources.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably in the Gulf of Guinea, the Red Sea and the Indian Ocean. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly and negatively affect our business. Costs may be incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy and Enhance Security, notably those contained in the BMP Maritime Security Guidelines.

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

Effective from November 2025, KMC carries a loss of hire insurance. This loss of hire insurance is intended to provide financial protection against loss of income following insured delays arising from both Hull & Machinery and P&I-related incidents. The policy is intended to ensure rapid financial recovery following operational disruptions caused by incidents such as collision, machinery failure, piracy, quarantine, or other covered perils.

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

An oil tanker shipping company earns revenues by the freight rates paid for transportation capacity. Freight is paid for the movement of cargo between a load port and a discharge port. The cost of moving the ship from a discharge port to the next load port is not directly compensated by the charterers in the freight payment but is an expense of the owners if not on time charter.

The main categories of crude tanker vessels are:

●	VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt (typically 300,000 to 320,000 dwt or approximately two million barrels). VLCCs generally trade on long-haul routes from the Middle East and West Africa to Asia, Europe, and the U.S. Gulf or the Caribbean.
●	Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt (typically 150,000 to 160,000 dwt or approximately one million barrels). Suezmax tanker vessels are engaged in a range of crude oil trades across a number of major loading zones.
●	Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt (or approximately 500,000 barrels). Aframax tanker vessels are employed in shorter regional trades, mainly in Northwest Europe, the Caribbean, the Mediterranean, and Asia.

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

Tanker Vessels Charter Rates

The main factors affecting vessel charter rates are primarily the supply and demand for tanker shipping. The shorter the charter period, the greater the vessel charter rate is affected by the current supply to demand balance and by the current phase of the market cycle (high point or low point). For longer charter periods, vessel charter rates tend to be more stable and less cyclical because the period may cover not only a particular phase of a market cycle but a full market cycle or several market cycles. Other factors affecting charter rates include the age and characteristics of the ships (such as fuel consumption and speed), the price of new-built and secondhand ships (buying as an alternative to chartering ships), and market conditions.

C.	Organizational Structure

We are a Marshall Islands corporation with principal executive offices located at c/o OET Chartering Inc., Ethnarchou Makariou Ave. & 2 D. Falireos St., 185 47 N. Faliro, Greece. See Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries. We own 100% of each of our subsidiaries.

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

For a discussion of our results for the year ended December 31, 2024 compared to the year ended December 31, 2023, and other information regarding the year ended December 31, 2023, please see “Item 5.A. Operating Results, ” “Item 5.A. Operating Results — Results of Operations — Year ended December 31, 2024 compared with the year ended December 31, 2023” and “Item 5.B. Liquidity and Capital Resources” contained in our annual report on Form 20-F filed with the SEC on March 31, 2025.

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

Material Accounting Policies

Material accounting policies are those that are both most important to the portrayal of the Company’s financial condition and results, and require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. For a description of all our material accounting policies, see Note 4, Summary of Material Accounting Policies, to our annual audited consolidated financial statements included in this Annual Report.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues

Revenues include revenues from time charters and voyage charters. Revenues are affected by charter rates and the number of operating days. Revenues are also affected by the mix of business between vessels on time charter and vessels operating on voyage charter. Revenues from vessels on voyage charter are more volatile, as they are typically tied to prevailing market rates.

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

Drydocking Costs

Drydocking costs relate to regularly scheduled intermediate survey or special survey drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Drydocking costs can vary according to the age of the vessel, the location where the drydock takes place, shipyard availability, local availability of manpower and material, and the billing currency of the yard. Please see Note 4, Summary of Material Accounting Policies, to our annual audited consolidated financial statements included in this Annual Report. In the case of tankers, drydocking costs may also be affected by new rules and regulations. For further information, please see “Item 4. B. Business Overview — Environmental Regulations.”

Vessel Depreciation

We depreciate all our vessels on a straight-line basis over their estimated useful lives, which we estimate to be 25 years from the date of their initial delivery from the shipyard, after considering their estimated residual value. Each vessel’s residual value is equal to the product of its lightweight tonnage and its estimated scrap rate. The scrap price is estimated to be approximately $400 per ton of lightweight steel. The Company may revise the estimated residual values of the vessel in the future from time to time in response to changing market conditions.

General and Administrative Expenses

General and administrative expenses mainly consist of employee costs, directors’ liability insurance, directors’ fees and expenses, executive compensation, professional fees and other expenses.

Management Fees

Management fees concern services provided from the technical manager of our vessels, for a wide range of shipping services, among others, technical support, maintenance, acquisition of emission allowances, insurance consulting, for a daily fee of $900 per vessel during the periods presented. Effective January 1, 2026, the daily fee increased to $980 per vessel.

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

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the date we first sold our common equity securities pursuant to an effective registration statement under the Securities Act (which we first did in November 2025) or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.235 billion in “total annual gross revenues” during the most recently completed fiscal year, if we issue more than $1 billion of non- convertible debt over a three-year period, or we qualify as a large accelerated filer, meaning a public float of over $700 million. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

As a foreign private issuer, we may take advantage of certain provisions under the NYSE rules that allow us to follow Marshall Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will not be subject to certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring significant shareholders to file public reports of their ownership of common shares and trading activities and regarding liability for insiders and significant shareholders who profit from trades made in a short period of time; and
●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

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

Results of Operations

Year ended December 31, 2025 compared with the year ended December 31, 2024

Revenue

(In millions of U.S. dollars)	2025	2024	Increase/Decrease
Revenue	391.5	393.2	—

Revenue was $391.5 million for the year ended December 31, 2025, a decrease of $1.7 million, from $393.2 million for the year ended December 31, 2024. The decrease in revenue was primarily due to lower employment rates for the vessels. Daily Time Charter Equivalent Rates decreased to $52,823 for the year ended December 31, 2025, from $52,898 for the year ended December 31, 2024, primarily due to the spot employment of the fleet.

Commissions

(In millions of U.S. dollars)	2025	2024	Increase
Commissions	(4.3)	(4.0)	7%

Commissions were $4.3 million for the year ended December 31, 2025, an increase of $0.3 million, from $4.0 million for the year ended December 31, 2024. The increase in broker’s commissions is attributable to the higher commission rates for the year ended December 31, 2025 compared to the year ended December 31, 2024.

Voyage expenses

(In millions of U.S. dollars)	2025	2024	Decrease
Voyage expenses	(121.9)	(127.2)	4%

Voyage expenses were $121.9 million for the year ended December 31, 2025, a decrease of $5.3 million, from $127.2 million for the year ended December 31, 2024. The decrease in voyage expenses was primarily due to fewer miles travelled and, consequently, lower fuel consumption compared to the corresponding period in 2024. More specifically, the number of port calls decreased to 312 for the year ended December 31, 2025 from 392 for the year ended December 31, 2024.

Fuel cost decreased from $88.7 million for the year ended December 31, 2024 to $81.4 million for the year ended December 31, 2025. The decrease was primarily due to shorter voyages in miles, which led to lower fuel consumption.

Port expenses decreased from $34.7 million for the year ended December 31, 2024, to $32.1 million for the year ended December 31, 2025. The decrease was mainly due to the fewer port calls in 2025 compared to 2024.

Vessel operating expenses

(In millions of U.S. dollars)	2025	2024	Increase
Vessel operating expenses	(45.2)	(42.4)	7%

Vessel operating expenses were $45.2 million for the year ended December 31, 2025, an increase of $2.8 million, from $42.4 million for the year ended December 31, 2024. The increase was mainly due to inflation.

Management fees – related party

(In millions of U.S. dollars)	2025	2024	Increase/Decrease
Management fees – related party	(4.6)	(4.6)	—%

Management fees remained unchanged at $4.6 million for the year ended December 31, 2025 and 2024. The stability in management fees is attributed to the unchanged daily management fee and the number of vessels being the same in both 2025 and 2024.

Depreciation and amortization

(In millions of U.S. dollars)	2025	2024	Increase
Depreciation and amortization	(41.4)	(41.1)	1%

Depreciation and amortization was $41.4 million for the year ended December 31, 2025, an increase of $0.3 million, from $41.1 million for the year ended December 31, 2024. The increase in depreciation and amortization was due to the higher amortization of drydocks completed in 2024.

General and administrative expenses

(In millions of U.S. dollars)	2025	2024	Increase
General and administrative expenses	(11.6)	(10.9)	6%

General and administrative expenses were $11.6 million for the year ended December 31, 2025, an increase of $0.7 million, from $10.9 million for the year ended December 31, 2024. The increase in general and administrative expenses was primarily due to increased costs related to shore-based employee related expenses.

Other income/(expenses)

(In millions of U.S. dollars)	2025	2024	Decrease
Other income/(expenses)	(39.6)	(54.1)	27%

Other expenses, net were $39.6 million for the year ended December 31, 2025, a decrease of $14.5 million, from $54.1 million for the year ended December 31, 2024. Other income/(expenses) primarily consists of interest income/expense, other finance costs, realized/unrealized gain/loss from derivative instruments, gain from modification of loans, loss on debt extinguishment, foreign exchange gain/ loss, as well as various other expenses.

The decrease in other expenses, net was primarily due to (1) lower interest expense in 2025 due to a decrease in average indebtedness and a decrease in the margin payable under our loans; in particular, interest expense and other finance cost was $44.2 million for the year ended December 31, 2025, compared to $57.1 million for the year ended December 31, 2024; (2) foreign exchange gain of $0.9 million for the year ended December 31, 2025, compared to a foreign exchange loss of $0.7 million for the year ended December 31, 2024; (3) realized/unrealized gain from derivatives of $3.0 million for the year ended December 31, 2025 compared to $1.6 million loss for the year ended December 31, 2024; offset by (1) interest income of $2.2 million for the year ended December 31, 2025 compared to $3.4 million for the year ended December 31, 2024; (2) a loss of $1.4 million due to debt extinguishment in 2025; and by (3) a decrease of $1.8 million due to the gain arising from amendments of our loans to reduce the margin payable thereunder and the changes in the installment structure and maturity dates in 2024.

Year ended December 31, 2024 compared with the year ended December 31, 2023

For a discussion of our results for the year ended December 31, 2024 compared to the year ended December 31, please see “Item 5.A. Operating Results — Results of Operations — Year ended December 31, 2024 compared with the year ended December 31, 2023” contained in our annual report on Form 20-F filed with the SEC on March 31, 2025.

B.	Liquidity and Capital Resources

Since our formation, our principal sources of funds have been funds in the form of equity or working capital provided by operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures for the acquisition of our vessels and to maintain their quality, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, service our debt, and distribute capital and dividends to our shareholders.

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

As of December 31, 2025, we had an indebtedness of $609.8 million which after excluding unamortized financing fees amounts to a total indebtedness of $605.0 million.

As of December 31, 2024, we had an indebtedness of $651.6 million, which after excluding unamortized financing fees amounts to a total indebtedness of $645.6 million.

As of December 31, 2025, our cash and cash equivalent balances amounted to $122.5 million, held in U.S. Dollar accounts, $5.9 million of which are classified as restricted cash.

As of December 31, 2024, our cash and cash equivalent balances amounted to $54.3 million, primarily held in U.S. Dollar accounts, $4.9 million of which are classified as restricted cash.

As of December 31, 2025 and December 31, 2024, we did not have any material commitments for capital expenditures and we do not expect to have any other requirement or obligation, to which we should allocate capital resources, except that as of December 31, 2025, we had exercised purchase options for two VLCC tankers, the Nissos Rhenia and Nissos Despotiko, currently on lease from OCY Knight 1 Limited and OCY Knight 2 Limited, respectively, which are expected to be delivered to us during the second quarter of 2026, for an aggregate consideration of approximately $94.1 million, and we had agreed to purchase the Nissos Piperi and Nissos Serifopoula, which were delivered to us in January of 2026.

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

As of the date of this Annual Report we have no contractual commitments for the acquisition of any vessel (except for our exercised purchase options for two VLCC tankers, the Nissos Rhenia and Nissos Despotiko currently on lease from OCY Knight 1 Limited and OCY Knight 2 Limited, respectively, which are expected to be delivered to us during the second quarter of 2026, for an aggregate consideration of $94.2 million and the Additional Vessel Acquisitions of two new Suezmaxes for $99.3 million each). Our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after December 31, 2025.

Working Capital Requirements and Sources of Capital

Working capital, which is current assets, minus current liabilities, amounted to approximately $78.0 million as of December 31, 2025 and $46.2 million as of December 31, 2024. If we are unable to satisfy our liquidity requirements, we may not be able to continue as a going concern. All of our vessels are pledged as collateral to the banks (or are directly owned by a leasing house), and therefore if we were to sell one or more of those vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining outstanding financing arrangements.

We make capital expenditures from time to time in connection with our vessel acquisitions or vessel improvements. We have no current binding agreements to purchase any additional vessels (except for our exercised purchase options for two VLCC tankers, the Nissos Rhenia and Nissos Despotiko currently on lease from OCY Knight 1 Limited and OCY Knight 2 Limited, respectively, which are expected to be delivered to us during the second quarter of 2026, for an aggregate consideration of $94.2 million, and the additional vessel acquisitions of two new Suezmaxes for $99.3 million each) but may do so in the future. We expect that any purchases of vessels will be paid for with cash from operations, with funds from new credit facilities from banks with whom we currently transact business, with loans from banks with whom we do not have a banking relationship but will provide us funds at terms acceptable to us, with funds from equity or debt issuances or any combination thereof.

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

We believe that our cash flows from operations, amounts available for borrowing under our financing agreements and our cash balance will be sufficient to meet our existing liquidity requirements for at least the next twelve months from December 31, 2025. Please see Note 12, Long-Term Borrowings, to our annual audited consolidated financial statements included in this Annual Report for additional information about our indebtedness.

Cash Flows

As of December 31, 2025, our cash balances amounted to $122.5 million, $5.9 million of which were classified as restricted cash. As of December 31, 2024, our cash balances amounted to $54.3 million, $4.9 million of which were classified as restricted cash. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars and Euros.

Net Cash from Operating Activities

Net cash from operating activities decreased by $51.5 million to $111.3 million for the year ended December 31, 2025, compared to $162.8 million for the year-ended December 31, 2024. Net cash from operating activities consisted of profit after non-cash and other items of $203.5 million and $201.8 million for the year ended December 31, 2025 and 2024, respectively, plus a decrease in working capital of $50.0 million during 2025 and an increase of $14.5 million during 2024 minus interest paid of $42.2 million during 2025 and $53.4 million during 2024, respectively. The major drivers of the changes in working capital which led to decreased inflows from operating activities during 2025 are the increased receivables of $45.3 million which resulted in lower revenue inflows in 2025 compared to 2024 compared to decreased receivables of $17.6 million in 2024, primarily due to higher spot rates prevailing toward the end of the year, and the decreased payables of $6.0 million, which are a result of the timing of payables settlement, compared to decreased payables of $4.5 million in 2024. The above impact of the working capital changes on net cash provided by operating activities was partly offset by a decrease in interest expense outflows of 11.4 million, from 53.6 million in 2024 to $42.2 million in 2025.

Net Cash used in Investing Activities

Net cash from investing activities was as follows:

For the year ended December 31, 2025, net cash used in investing activities was $42.4 million primarily due to increased payments for vessels and advances for the acquisition of vessels of $40.2 million, partially offset by lower payments for special survey and dry docking costs of $3.4 million counterbalanced by interest income received from time deposits of $2.2 million resulting from interest rates.

For the year-ended December 31, 2024, net cash used in investing activities was $7.9 million primarily due to increased payments for special survey and drydocking costs of $11.2 million plus a minor increase due to refinanced credit facilities counterbalanced by interest income received from time deposits of $3.3 million resulting from rising interest rates.

Net Cash used in Financing Activities

Net cash used in financing activities was $3.4 million for the year-ended December 31, 2025, deriving mainly from: (a) the prepayment of loans relating to the financing of Nissos Anafi, Nissos Kea and Nissos Nikouria, amounting to $192.1 million, (b) dividends of $70.7 million, (c) the payment of scheduled loan instalments of $44.8 million, (d) the payment of loan financing fees of $1.3 million counterbalanced by the refinancing of loans relating to Nissos Anafi, Nissos Kea and Nissos Nikouria amounting to $195.0 million and the net proceeds from common shares issuance amounting to $110.4 million.

Net cash used in financing activities was $154.7 million for the year-ended December 31, 2024, deriving mainly from: (a) the prepayment of loans relating to the sponsor loan and to the financing of Milos, Poliegos, Nissos Kythnos and Nissos Anafi, amounting to $34.2 and to $167.0 million respectively, (b) dividends (which were classified for accounting purposes as a return of capital) of $106.6 million in the aggregate, (c) the payment of scheduled loan instalments of $44.9 million, (d) the payment of loan financing fees of $1.3 million counterbalanced by the refinancing of loans relating to Milos, Poliegos, Nissos Kythnos and Nissos Anafi amounting to $199.3 million.

As of the date of this Annual Report we have no contractual commitments for the acquisition of any vessel (except for our exercised purchase options for two VLCC tankers, the Nissos Rhenia and Nissos Despotiko currently on lease from OCY Knight 1 Limited and OCY Knight 2 Limited, respectively, which are expected to be delivered to us during the second quarter of 2026, for an aggregate consideration of $94.2 million and the additional vessel acquisitions of two new Suezmaxes for $99.3 million each). For further information, please see “— Working Capital Requirements and Sources of Capital” above. However, if market conditions were to worsen significantly, then our cash resources may decline to a level that may put at risk our ability to pay our lenders and other creditors.

For a discussion of our liquidity, capital resources and cash flows for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5.B. Liquidity and Capital Resources” contained in our annual report on Form 20-F filed with the SEC on March 31, 2025.

Credit Facilities and Financing Obligations

As of December 31, 2025 and December 31, 2024, we had $609.8 million and $651.6 million, respectively, of outstanding borrowings under our credit facilities and financing obligations described below as shown in the following table:

	Amount	Amount
	outstanding at	outstanding at
	December 31,	December 31,
In thousands of U.S. dollars	2025	2024
$167.5 Million Sale and Leaseback Agreements – Nissos Rhenia and Nissos Despotiko	$96,987	$104,259
$125.7 Million Secured Term Loan Facility – Nissos Donoussa	$51,735	$55,134	(1)
$113.0 Million Secured Term Loan Facility – Kimolos, Folegandros and Nissos Keros	$91,000	$99,800
$84.0 Million Secured Term Loan facility – Nissos Sikinos and Nissos Sifnos	$69,825	76,125
$34.7 Million Secured Term Loan Facility – Milos	$29,625	$32,525
$60.0 Million Secured Term Loan Facility – Nissos Kythnos	$53,756	$57,919
$31.1 Million Secured Term Loan Facility – Poliegos	$26,444	$29,555
$65.0 Million Secured Term Loan Facility – Nissos Kea	$63,200	$—
$130.0 Million Secured Term Loan Facility – Nissos Nikouria and Nissos Anafi	$127,200	$—
$45.0 Million Secured Term Loan Facility – Nissos Piperi(4)	$—	$—
$45.0 Million Secured Term Loan Facility – Nissos Serifopoula(4)	$—	$—
$194.0 Million Sale and Leaseback Agreements – Nissos Kea and Nissos Nikouria	$—	$126,403	(2)
$73.5 Million Sale and Leaseback Agreement – Nissos Anafi	$—	$69,908	(3)
Total	$609,772	$651,628
(1)	This secured loan facility related to the Nissos Donoussa and the Nissos Kythnos. The Nissos Kythnos tranche was repaid in May 2024.
(2)	This sale and leaseback agreement was repaid in June 2025.
(3)	This sale and leaseback agreement was repaid in August 2025.

(4)These secured loan facilities were drawn in January 2026.

We believe that, at the current charter rates, we should have the ability to generate and obtain adequate amounts of cash to meet our current financing arrangement requirements for the next twelve months.

Existing Credit Facilities and Other Financing Arrangements

$167.5 Million Sale and Leaseback Agreements — Nissos Rhenia and Nissos Despotiko

On February 10, 2018, we, through two of our subsidiaries, Omega Five Marine Corp. and Omega Seven Marine Corp., entered into approximate $150.52 million sale and leaseback agreements with Ocean Yield with respect to our vessels, Nissos Rhenia and Nissos Despotiko.

The charter period for each of the Nissos Rhenia and Nissos Despotiko is 180 months from respective delivery and the charter hire for the each such ship is paid monthly, in advance, in a cash amount equal to $18,600 per day per ship for the first five years from the delivery date and $18,350 per day per ship from year six until the end of the charter period, subsequently amended to $18,600 per day per ship for the first two years, $25,200 per day for Nissos Rhenia and $23,336 for Nissos Despotiko for years three and four and $17,200 per day per ship for year five until the end of the charter, plus a non-cash amount of $1,734 per day per ship (which is set off against the $9.5 million prepaid hire that we made for each ship). On April 27, 2023, we entered into an addendum to each bareboat charter to amend the provisions of such bareboat charters in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire is subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum (for three-month periods) or 0.71513% per annum (for twelve-month periods), as applicable, relating to the transition from LIBOR. Each charter is guaranteed by Okeanis, and we have permitted a mortgage to be filed regarding the finance lease. Ocean Yield has registered mortgages on both vessels, with amounts not exceeding the lease outstanding amounts. Additionally, we have entered into an assignment of insurances, assignment of management agreement, charter guarantee, pledge of account, pledge of shares of each bareboat charterer, a manager’s undertaking and a time charter general assignment. We also have the option to repurchase each or both vessels at the end of years 7, 10, 12 and 14, in varying amounts per ship from $49.8 million to $14.2 million. The Nissos Rhenia was delivered in May 2019 and the Nissos Despotiko was delivered in June 2019. We declared the options to purchase the Nissos Rhenia on May 4, 2026 for $47.1 million and the Nissos Despotiko on June 10, 2026 for $47.1 million.

$125.7 Million Secured Term Loan Facility – Nissos Donoussa

On May 23, 2022, we, through two of our vessel-owning subsidiaries, Anassa Navigation S.A. and Nellmare Marine Ltd., entered into an approximately $125.7 million secured term loan facility with the National Bank of Greece to refinance the then-existing indebtedness on our vessels, Nissos Kythnos and Nissos Donoussa, which agreement we amended on June 29, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to Term SOFR, subject to the borrowers’ option to switch the interest rate to the cumulative compounded SOFR. The facility has a final maturity date of May 25, 2029 and bears interest at SOFR (previously LIBOR) plus a margin of 2.50% per annum. The margin may be increased following discussions between the lender and the borrowers if it is determined that, pursuant to the sustainability certificate provided by ourselves to the lender annually, (1) the weighted average of the efficiency ratio of all fleet vessels (using the parameters of fuel consumption, distance travelled and deadweight at maximum summer draught, reported in unit grams of CO2 per ton per mile) for that calendar year, as certified by an approved classification society, is equal to or above the target set for the relevant year and (2) the weighted average percentage of the total waste incinerated on board for all fleet vessels in that calendar year (calculated in line with Class Approved Plans & Record Books, MARPOL Annex I — “Oil Record Book” (endorsed by Flag Administration) & “Fuel Management Plan” (approved by class) and MARPOL Annex V — “Garbage Record Book” & “Garbage Management Plan” (approved by class)) is equal to or above the target set for the relevant year. The amount of any increase in the margin will be based on discussions between the lender and the borrowers. Other than as set out above, there will be no other assessment of the information contained in any sustainability certificate and the sustainability certificates themselves will not be made publicly available unless we deem them to be material. Each of the two tranches of the facility was repayable in 28 quarterly installments, the first 8 of which are $750,000 and the next 20 of which are $850,000, with a balloon payment of $39,835,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on the Nissos Donoussa and is guaranteed by Okeanis. The tranche relating to the Nissos Kythnos was repaid by us on May 24, 2024.

On May 21, 2024, we entered into a supplemental agreement to the existing senior secured credit facility financing the VLCC vessel Nissos Donoussa. The supplemental agreement provides for a reduction of the margin to 165 basis points over the applicable Term SOFR, through the duration of the facility.

$113.0 Million Secured Term Loan Facility – Kimolos, Folegandros and Nissos Keros

On June 27, 2023, we, through three of our vessel-owning subsidiaries, Omega Three Marine Corp., Omega Four Marine Corp. and Arethusa Shipping Corp., entered into a $113.0 million senior secured credit facility with ABN AMRO Bank N.V. to refinance then-existing indebtedness on our vessels, Kimolos, Folegandros and Nissos Keros. The facility bears interest at Term SOFR, subject to a mandatory switch mechanism to Compounded SOFR, plus a margin of 1.90% per annum and has a final maturity date of June 30, 2028. The facility is repayable in 20 equal consecutive quarterly installments of $2,200,000, with a balloon payment of $69,000,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Kimolos, Folegandros and Nissos Keros and is guaranteed by Okeanis.

$84.0 Million Secured Term Loan Facility – Nissos Sikinos and Nissos Sifnos

On September 8, 2023, we, through two of our vessel-owning subsidiaries, Omega Six Marine Corp. and Omega Ten Marine Corp., entered into an $84.0 million senior secured credit facility with Crédit Agricole Corporate and Investment Bank (“CACIB”) to refinance the then-existing indebtedness on our vessels, Nissos Sikinos and Nissos Sifnos. The facility bears interest at Term SOFR, plus a margin of 1.85% per annum, and has a final maturity date in September 2029. Each of the two tranches is repayable in 24 equal consecutive quarterly installments of $787,500, with a balloon payment of $23,100,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Nissos Sikinos and Nissos Sifnos and is guaranteed by Okeanis.

$34.7 Million Secured Term Loan Facility – Milos

On January 31, 2024, we, through one of our vessel-owning subsidiaries, Omega One Marine Corp., entered into a $34.7 million senior secured term loan facility with Kexim Asia Limited and Kexim Bank (UK) Limited to refinance the then-existing indebtedness on our vessel Milos. The facility bears interest at the applicable Term SOFR, plus a margin of 1.75% per annum, and has a final maturity date in February 2030. The facility is repayable in 24 equal consecutive quarterly installments of $725,000, with a balloon payment of $17,300,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on Milos and is guaranteed by Okeanis.

$60.0 Million Secured Term Loan Facility – Nissos Kythnos

On May 21, 2024, we, through one of our subsidiaries, Anassa Navigation S.A., entered into a new $60.0 million senior secured credit facility for the VLCC vessel Nissos Kythnos with Danish Ship Finance A/S to refinance the Company’s existing facility and for general corporate purposes. The Nissos Kythnos New Facility is priced at 140 basis points over the applicable Term SOFR, until December 2026. Thereafter, a new applicable margin will be mutually agreed between the parties, for the remaining duration of the facility, which matures in six years. If the parties do not agree to a new applicable margin, the Company will have the ability to prepay the facility at no additional cost. The facility will be repaid in quarterly instalments of approximately $1.041 million each, together with a balloon installment of approximately $35.024 million payable at maturity, is secured by, among other things, security (mortgage) over the Nissos Kythnos, and is guaranteed by Okeanis. The facility also includes a sustainability linked margin adjustment provision, starting in 2025, whereby the applicable margin may decrease or increase by 5 basis points per year, subject to the Company meeting certain sustainability linked targets.

$31.1 Million Secured Term Loan Facility – Poliegos

On June 20, 2024, we, through one of our subsidiaries, Omega Two Marine Corp., entered into a new $31.11 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Poliegos from its sale and leaseback financier, Ocean Yield. The Poliegos New Facility is provided by Bank SinoPac Co., Ltd, and the transaction closed on July 1, 2024. The Poliegos New Facility contains an interest rate of Term SOFR plus 160 basis points, matures in six years, and will be repaid in quarterly instalments of approximately $0.78 million each, together with a balloon instalment of approximately $12.44 million payable at maturity. The Poliegos New Facility is secured by, among other things, security (mortgage) over the Poliegos and a pledge of the shares of the borrower, and is guaranteed by Okeanis.

$130.0 Million Secured Term Loan Facility – Nissos Nikouria and Nissos Anafi

On May 8, 2025, we, through two of our subsidiaries, Theta Navigation Ltd. and Moonsprite Shipping Corp., entered into a new $130 million senior secured credit facility with Alpha Bank S.A. to finance the option to purchase back the VLCC vessels Nissos Nikouria and Nissos Anafi. The Nikouria and Anafi Facility consists of two Advances, Advance A of $66.0 million for the vessel Nissos Nikouria and Advance B of $64.0 million for the vessel Nissos Anafi. The Nikouria and Anafi Facility is priced at 140 basis points over the applicable Term SOFR (or 60 basis points for any outstanding part of the loan in respect of which an amount of at least $1 million has been deposited and blocked for the whole of the relevant interest period in a cash collateral account) and matures in seven years. Advance A and Advance B will be repaid in 28 equal consecutive quarterly instalments of approximately $0.9 million and $1.0 million, respectively, together with a balloon instalment of approximately $40.8 million and $36.0 million, respectively, payable at maturity. Advance A was drawn on May 29, 2025, and Advance B was drawn on July 31, 2025. The Nikouria and Anafi Facility is secured by, among other things, security over the Nissos Nikouria and Nissos Anafi, and is guaranteed by Okeanis.

$65.0 Million Secured Term Loan Facility – Nissos Kea

On June 17, 2025, we, through one of our subsidiaries, Ark Marine S.A., entered into a new $65.0 million senior secured credit facility to finance the option to purchase back the VLCC vessel Nissos Kea. The Nissos Kea Facility is provided by a syndicate of banks, led and arranged by E.SUN Commercial Bank, Ltd. The Nissos Kea Facility is priced at 135 basis points over the applicable Term SOFR, matures in seven years, and will be repaid in 28 equal consecutive quarterly instalments of approximately $0.9 million each, together with a balloon instalment of approximately $39.8 million payable at maturity. The Nissos Kea New Facility is secured by, among other things, security over the Nissos Kea, and is guaranteed by Okeanis. The Nissos Kea Facility was drawn on June 26, 2025.

$45.0 Million Secured Term Loan Facility – Nissos Piperi

On December 19, 2025, we, through one of our subsidiaries, Omega Twelve Marine Corp., entered into a $45.0 million facility agreement, to finance a portion of the acquisition price of the Nissos Piperi, with Alpha Bank S.A. The Nissos Piperi Facility is priced at 130 basis points over the applicable Term SOFR (or 50 basis points for any outstanding part of the loan in respect of which an amount of at least $1.0 million has been deposited and blocked for the whole of the relevant interest period in a cash collateral account), matures in seven years, and will be repaid in quarterly installments of $0.525 million, together with a balloon installment of $30.3 million at maturity. It is secured by, among other things, a mortgage over the Nissos Piperi, and is guaranteed by Okeanis. The Nissos Piperi Facility was drawn on January 5, 2026.

$45.0 Million Secured Term Loan Facility – Nissos Serifopoula

On December 19, 2025, we, through one of our subsidiaries, Omega Fourteen Marine Corp., entered into a $45.0 million facility agreement, to finance a portion of the acquisition price of the Nissos Serifopoula, with National Bank of Greece S.A. The Nissos Serifopoula Facility is priced at 130 basis points over the applicable Term SOFR (or 50 basis points for any outstanding part of the loan in respect of which the equivalent amount has been deposited and blocked for the whole of the relevant interest period in a cash collateral account), matures in eight years, and will be repaid in quarterly installments of $0.525 million, together with a balloon installment of $28.2 million at maturity. It is secured by, among other things, a mortgage over the Nissos Serifopoula, and is guaranteed by Okeanis. The Nissos Serifopoula Facility was drawn on January 12, 2026.

Certain Refinanced Credit Facilities and Other Financing Arrangements

$35.1 Million Unsecured Sponsor Loan

On April 18, 2022, we (on behalf of two of our subsidiaries, Ark Marine S.A. and Theta Navigation Ltd), entered into an unsecured loan facility with Okeanis Marine Holdings S.A., an entity controlled by Mr. Ioannis Alafouzos (on behalf of its subsidiaries Felton Enterprises S.A. and Sandre Enterprises S.A.), relating to the acquisition of the vessels Nissos Kea and Nissos Nikouria. Under the agreement, the loaned amount of approximately $17.6 million for each vessel bears a fixed interest cost of 3.5% per annum and is repayable at our sole discretion without penalty, up to the maturity date of two years from the relevant vessel’s delivery. During the years ended December 31, 2024 and December 31, 2023 respectively, we incurred interest expense amounting to $413,952 and $1,198,168 in respect of loan obtained from Mr. Ioannis Alafouzos. We repaid this facility in March and May 2024.

$194.0 Million Sale and Leaseback Agreements — Nissos Kea and Nissos Nikouria

On March 21, 2022, we, through two of our subsidiaries, Ark Marine S.A. and Theta Navigation Ltd, entered into an approximate $145.5 million sale and leaseback agreements with CMB Financial Leasing Co., Ltd. (“CMBFL”), with respect to our vessels, Nissos Kea and Nissos Nikouria. On June 29, 2023 and on January 26, 2024, respectively, we entered into amendment and restatement agreements of each bareboat charter to amend certain provisions of the bareboat charters The charter period for each of the vessels is 84 months from December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria) and charter hire is payable quarterly as follows: (a) from the delivery date of each vessel and up to and including December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to the Nissos Nikouria), a fixed amount equal to $909,375 plus a variable amount by priced at 260 basis points (being 2.45% as margin and 0.15% as CAS) over the applicable three-month Term SOFR, and (b) following December 31, 2023, with respect to Nissos Kea, and March 3, 2024, with respect to the Nissos Nikouria, a fixed amount equal to $909,375 plus a variable amount priced at 200 basis points over the applicable three-month Term SOFR. The first part of the sale and leaseback relating to the delivery of Nissos Kea was drawn on March 31, 2022 and matures on the date falling 84 months from December 31, 2023 and the second part of the sale and leaseback relating to the delivery of Nissos Nikouria was drawn on June 3, 2022 and matures on the date falling 84 months from March 3, 2024. According to each bareboat charter, the Company has a purchase option that it can exercise annually as from December 31, 2024 (with respect to Nissos Kea) and March 3, 2025 (with respect to Nissos Nikouria). If the purchase option date falls after the first but prior to the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel is an amount equal to the opening capital balance i.e., $72,750,000 amount drawn per vessel (75% of the purchase price) minus charter hire paid (the “owner’s costs”), plus (a) accrued but unpaid charter hire, (b) breakfunding costs including any swap costs, (c) legal and other documented costs of the owner to sell the relevant vessel, and any other additional amounts due under the sale and leaseback documentation. If the purchase option date falls on the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel is an amount equal to $40,921,875 (the “amended owner’s costs”), plus (a) accrued but unpaid charter hire, (b) and other documented costs of the owner to sell the relevant vessel, and (c) any other additional amounts due under the sale and leaseback documentation. Each charter is guaranteed by Okeanis, and we have permitted a mortgage to be filed regarding the finance lease (if desired by the counterparty) as well as entered into an account charge, general assignment, pledge of shares of the bareboat charterer, a builder’s warranties assignment, and a manager’s undertaking. Ark Marine S.A. and Theta Navigation Ltd repurchased the Nissos Nikouria and Nissos Kea in June 2025, and therefore this sale and leaseback arrangement is no longer in effect.

$73.5 Million Sale and Leaseback Agreement — Nissos Anafi

On January 29, 2024, we, through one of our subsidiaries Moonsprite Shipping Corp., entered into an approximately $73.5 million sale and leaseback agreements with CMBFL, with respect to our vessel Nissos Anafi. The charter period is 84 months from the vessel’s delivery date and charter hire is payable quarterly in a fixed amount equal to approximately $1.2 million plus a variable amount priced at 190 basis points over the applicable three-month Term SOFR. We also have the option to repurchase the vessel, such option being exercisable quarterly following the one-year anniversary of the vessel’s delivery. If the purchase option date falls prior to the seventh anniversary of the date of the vessel’s delivery, the purchase option price is an amount equal to the opening capital balance (i.e. $73,450,000 (being 65% of the purchase price) minus the fixed amount of charter hire paid on the purchase date (the “owners’ costs”), plus (a) accrued but unpaid charter hire, (b) legal and other documented costs of the owner to sell the vessel, (c) any break-funding costs, and (d) any other additional amounts due under the sale and leaseback documentation. The charter is guaranteed by Okeanis, and we have permitted a mortgage to be filed regarding the finance lease (if desired by the counterparty) and we have also entered into an account charge and a pledge of the shares of the bareboat charterer. Moonsprite Shipping Corp. repurchased the Nissos Anafi in August 2025, and therefore this sale and leaseback arrangement is no longer in effect.

Security

Except as noted in this Annual Report, each secured credit facility is secured by, among other things:

●	a first priority mortgage over the relevant collateralized vessels;
●	a first priority assignment of earnings, and insurances from the mortgaged vessels for the specific facility;
●	a pledge of the earnings account of the mortgaged vessels for the specific facility; and
●	a corporate guarantee by Okeanis.

Separately, the vessels on bareboat charter to Ocean Yield also have mortgages placed on them, as the vessel owner separately borrowed money with respect thereto.

Loan Covenants

Our existing financing arrangements discussed above, have, among other things, the following covenants relating to Okeanis as guarantor, as amended or waived, the most stringent of which, as of the date of this Annual Report, require us to maintain:

●	minimum corporate liquidity, being the higher of $10 million and $750,000 per vessel, in the form of free and unencumbered cash and cash equivalents;
●	a consolidated net worth of more than $100 million;
●	a leverage ratio of total liabilities to the carrying value of total assets (adjusted for the vessel’s fair market value) of no more than 75%; and
●	the listed status of our common shares on both the Oslo Stock Exchange and the NYSE.

Our credit facilities discussed above have, among other things, the following restrictive covenants which limit our ability to:

●	incur additional indebtedness;
●	make additional investments or acquisitions primarily as a method of raising financial indebtedness or of financing the acquisition of an asset;
●	pay dividends at certain times;
●	effect a change to the general nature of our business; or
●	effect a change of control of us.

All of our facility agreements require that we maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility is at least between 120% and 170% depending on the credit facility, of the aggregate principal amount outstanding under such credit facility, or, if we do not meet these thresholds to prepay a portion of the loan or provide additional security to eliminate the shortfall.

A number of our financing agreements limit our ability to declare, make or pay any dividends or other distributions (whether in cash or in kind) or repay or distribute any dividend or share premium reserve, in most instances following the occurrence of an event of default under the relevant financing agreement or if such action would result in the occurrence of an event of default under the relevant financing agreement.

All of our facility agreements require that the Alafouzos family maintain a minimum 35% ownership interest in us, except for one instance whereby the change in our ultimate beneficial ownership (i.e., a private individual acquires legal or beneficial ownership of 35% or more of our share capital or power to cast or control 35% or more of our voting power or gains effective control over us) is a prepayment event. Some of our facility agreements provide that a breach of the agreement will occur if Mr. Ioannis Alafouzos and Mr. Themistoklis Alafouzos cease to control us (with control being defined as holding at least 35% of our voting power or the power to appoint or remove a majority of our directors or officers or the power to give directions regarding our financial policies or holding at least 35% of our issued share capital), in two instances if Mr. Ioannis Alafouzos, solely or together with any members of the Alafouzos family, ceases to be our major shareholder or ceases to control us (with control being defined as holding at least 35% of our voting power or the power to appoint or remove a majority of our directors or officers), and in four instances, if Mr. Ioannis Alafouzos (or a member of the Alafouzos family in three of the four instances) ceases to be our chairman. Two of our facility agreements provide that the acquisition by a person or group of persons acting in concert (directly or indirectly) of more than 34.9% of the ultimate legal or beneficial ownership is an event of default under such facility agreements. Finally, our bareboat charters and the guarantees on our bareboat charters provide that we may not permit a new party or parties acting in concert to become owners of, or control, more than 50% of our shares and/or voting rights.

A violation of any of the covenants contained in our facility agreements described above may constitute (if not a mandatory prepayment event) an event of default under all of our facility agreements, which, unless cured within the grace period set forth under the relevant facility agreement, if applicable, or waived or modified by our lenders, provides our lenders, by notice to the borrowers, with the right to, among other things, cancel the commitments immediately, declare that all or part of the loan, together with accrued interest, and all other amounts accrued or outstanding under the agreement, be immediately due and payable, enforce any or all security under the security documents, and/or exercise any or all of the rights, remedies, powers or discretions granted to the facility agent or finance parties under the finance documents or by any applicable law or regulation or otherwise as a consequence of such event of default. A violation of the change of control provisions of our bareboat charters would constitute a termination event under the relevant bareboat charter, which provides the owners with the ability to terminate such bareboat charter, while a violation of any of the covenants contained in the guarantees on our bareboat charters would constitute a breach of the relevant guarantee.

Furthermore, our financing agreements contain a cross-default provision that may be triggered by a default of one of our other financing agreements. A cross-default provision means that a default on one financing agreement would result in a default on certain of our other financing agreements. Because of the presence of cross-default provisions in certain of our financing agreements, the refusal of any one financier under our financing agreements to grant or extend a waiver in connection with any potential default thereunder could result in certain of our indebtedness being accelerated, even if our other financiers have waived covenant defaults under the respective agreements or we are otherwise in compliance with those agreements. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our financing agreements if our financiers foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our financing agreements that we have obtained, or may obtain in the future, our financiers may impose additional operating and financial restrictions on us or modify the terms of our existing financing agreements. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our financiers may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of December 31, 2025 and 2024, we were in compliance with all of the financial covenants contained in our financing arrangements that we had entered into as of that date. We believe that, at the current charter rates, we should have the ability to generate and obtain adequate amounts of cash to meet our current financing arrangement requirements for the next twelve months.

Please see Note 12, Long-Term Borrowings, to our annual audited consolidated financial statements included in this Annual Report for additional information about our indebtedness.

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

As of December 31, 2025 and 2024, we did not use any financial instruments other than those used to hedge against market and interest rate fluctuations. For further information please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk and — Market Risk.”

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2025, the BDTI reached a high of 1,468 and a low of 799. Historically the BDTI has been characterized by volatility. Although the BDTI was 2,850 as of March 17, 2026, there can be no assurance that the crude oil charter market will continue to increase, and the market could again decline.

The war in Ukraine and the severe worsening of Russia’s relations with Western economies has amplified the volatility in the tanker market. In the short term, the effect of the invasion of Ukraine has been positive for the tanker market, yet the overall longer-term effect on ton-mile demand is uncertain given that cargoes exported previously from Russia will need to be substituted by cargoes from different sources due to the oil embargo enacted by the United States, the European Union and the United Kingdom.

In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand, and operating expenses in the sector in which we operate are uncertain. As described above, the initial effect of the invasion in Ukraine on the tanker freight market was positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. If these conditions are sustained, the longer-term net impact on the tanker market and our business would be difficult to predict. However, such events may have unpredictable consequences, and contribute to instability in global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially and we do not expect them to be in the future.

The ongoing military conflict between Israel and Hamas has had a direct and indirect impact on the trade of crude oil and refined petroleum products. In addition, since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen which armed Houthi groups have claimed responsibility for and which have resulted in casualties and sunken or damaged vessels. President Trump’s proposal to annex Gaza has raised fears that Yemen’s Houthi militant group could renew its threat against commercial ships crossing the Red Sea, after declaring in January 2025 that it would stop targeting most vessels following the Israel-Hamas ceasefire. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas, which, if sustained, could reduce regional instability in the Eastern Mediterranean. However, whether the ceasefire will be sustained or will result in a lasting de-escalation of tensions in the region is unknown. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping. Heightened security risks because of attacks on merchant vessels transiting through the Red Sea to or from the Suez Canal has led to an increase in ton-mile demand for vessels as more vessel owners are opting to re-route their vessels around the Cape of Good Hope. In addition, in July 2025, the Houthis pledged to target ships belonging to any company that conducts business with Israeli ports, and in September 2025 used a cruise missile and two drones to target a container ship.

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host U.S. military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. While there is significant uncertainty about the duration of the war in Iran, the White House has stated that it may be a protracted engagement. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. Further, shipping through the Strait of Hormuz, a waterway essential to the shipment of crude oil and refined petroleum, may experience prolonged disruption. Iran’s Islamic Revolutionary Guard Corps has warned vessels to avoid the passage. Increased electronic interference may affect navigational and tracking systems, which would heighten the risk of vessel collisions. Although it is impossible to predict exactly how this conflict will affect the tanker industry, it is very likely that a prolonged war will have significant impacts across the sector.

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

Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, and investment in the territories and countries where we or our customers operate, or the perception that they may occur, can depress shipping demand and amplify volatility in the tanker market. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act, or the IEEPA. In February 2026, the Supreme Court of the United States struck down the tariffs imposed via the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures still remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented temporary, 150-day 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 are set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope and durability of current and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain.

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

Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of calendar days during that period. We and the shipping industry use fleet utilization to measure a company’s efficiency in minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of new buildings, vessel upgrades, special or intermediate surveys and vessel positioning.

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

	Year Ended December 31,
	2025	2024	2023
Fleet Data:
Calendar days	5,110	5,124	5,110
Operating days	5,025	4,954	5,023
Fleet utilization	98%	97%	98%

The following is a reconciliation of revenue to time charter equivalent revenue and the calculation of Daily TCE rate for the periods presented:

	Year Ended December 31,
	2025	2024	2023
(Expressed in U.S. Dollars)
Revenue	$391,548,819	$393,229,831	$413,096,606
Voyage expenses	$(121,870,584)	$(127,196,305)	$(109,559,239)
Commissions	$(4,262,645)	$(3,997,596)	$(5,757,159)
Time charter equivalent revenue	$265,415,590	$262,035,930	$297,780,208
Operating days	5,025	4,954	5,023
Daily TCE Rate	$52,823	$52,898	$59,281

The following table reconciles our vessel operating expenses to daily vessel operating expenses, including management fees (a non-GAAP and non-IFRS measure). Daily operating expenses, including management fees, are derived by dividing vessel operating expenses, including management fees by calendar days. We believe Daily operating expenses, including management fees, provides additional meaningful information in conjunction with Vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it provides meaningful information to our investors in evaluating our financial performance and improves comparability of our performance from period to period.

	Year Ended December 31,
	2025	2024	2023
(Expressed In U.S. Dollars)
Vessel operating expenses	$45,240,447	$42,434,258	$41,742,285
Management fees	$4,599,000	$4,611,600	$4,599,000
Vessel operating expenses, including management fees	$49,839,447	$47,045,858	$46,341,285
Calendar days	$5,110	$5,124	$5,110
Daily vessel operating expenses, including management fees	$9,753	$9,181	$9,069
Daily vessel operating expenses, excluding management fees	$8,853	$8,281	$8,169

E.	Critical Accounting Estimates

Because we apply in our primary financial statements IFRS as issued by the IASB, we are not required to discuss information about our critical accounting estimates here. For a description of our critical accounting judgements and key sources of estimation uncertainty, see Note 5, Critical Accounting Judgments and Key Sources of Estimation Uncertainty, to our annual audited consolidated financial statements included in this Annual Report.

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

Name	Age	Position
Aristidis Alafouzos	39	Chief Executive Officer
Ioannis Alafouzos	68	Chairman and Director
Iraklis Sbarounis	40	Chief Financial Officer
Christopher Papaioannou	37	Chief Commercial Officer
Daniel Gold	58	Director*
Charlotte Stratos	71	Director*
Francis Dunne	70	Director*
Petros Siakotos Konstantinidis	61	Director*
Dimitrios Papalexopoulos	43	Director
Robert Knapp	59	Director*
Joshua Nemser	41	Director*
*	Independent Director

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

Christopher Papaioannou has served as our Chief Commercial Officer since May 2023. He began his career in the chartering department of KMC. Prior to becoming our CCO, he served as the Head of Chartering for OET Chartering Inc., a wholly owned subsidiary of Okeanis Eco Tankers Corp., since June 2018. He holds a Bachelor’s degree in Economics from New York University.

Daniel Gold has been a director since our inception. Mr. Gold is the founder and CEO of QVT Financial LP (“QVT”), an asset management company with offices in New York and New Delhi. QVT, through its managed and affiliated multi-strategy funds, is an experienced global investor in multiple industries, including biotech, financial, and the shipping and offshore industries. Mr. Gold holds an A.B. in Physics from Harvard College. Mr. Gold also currently serves on the board of public companies Roivant Sciences Ltd., and Awilco Drilling PLC, in addition to various private companies.

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

Dimitrios Papalexopoulos has been a director since May 2025. He is a business executive with experience in management, business development, operations and commercial marketing across media, publishing, technology and fast-moving consumer goods. He is currently and has been since 2022 the Managing Director of Kathimerines Ekdoseis, a media and publishing company, and publisher of prominent Greek newspaper Kathimerini. He was previously its Chief Business Officer from 2019 to 2021. Prior to joining Kathimerines Ekdoseis, Mr. Papalexopoulos held senior positions in business development, sales, and brand management in Google between 2011 and 2018 and in Procter & Gamble between 2007 and 2010. He holds a B.A. in International and European Economic Studies from the Athens University of Economics and Business, a B.Sc. in Business Administration from the American College of Greece, an M.Sc. in International Employment Relations and HR Management from the London School of Economics and Political Science (LSE), and an MBA from the Massachusetts Institute of Technology (MIT) under the Sloan Fellows Program. Mr. Papalexopoulos has been a member of the Governing Council of the Athens University of Economics and Business since 2023.

Robert Knapp was initially a director since our inception, resigned in October 2025 and was reappointed to the Board of Directors in February 2026. He is the CIO of Ironsides Partners, an investment manager based in Boston, which he founded in 2007. Mr. Knapp serves as a director of several investment companies, including Barings BDC, which is listed on the NYSE, DP Aircraft Ltd, which is listed on the London Stock Exchange, the African Opportunity Fund Ltd, Pacific Alliance Asian Opportunity Fund, Pacific Alliance Capital Structure Opportunity Fund and Pacific Alliance Group Asset Management based in Hong Kong. Mr. Knapp previously served as a director of MPC Container Ships AS at the time of its founding. He is a graduate of Princeton University and Oxford University.

Joshua Nemser was initially a director since our inception, resigned in October 2025 and was reappointed to the board of directors in February 2026. He is the founder and chief investment officer of Nine Left Capital LP, an asset management firm. Prior to April 2024, he was a senior portfolio manager at VR Capital Group, where he oversaw the portfolio and members of the firm’s NA+ team. Before joining VR, Mr. Nemser was an investment banking associate at Moelis & Company, where he advised on a range of mergers, acquisitions, recapitalizations, and restructurings. Prior to Moelis, he was an attorney in the Business Finance & Restructuring department of Weil, Gotshal & Manges. Prior to Weil, he served as a vice president and chief pilot of a federally certificated air carrier. Mr. Nemser holds a J.D. from the New York University School of Law, where he graduated magna cum laude, and a B.S. in business administration from the University of Southern California. He is a licensed airline transport pilot with over 2,000 flight hours.

Aristidis Alafouzos is the son of our Chairman, Ioannis Alafouzos. Other than the aforementioned, there are no other family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. See, however, the covenants of our loan arrangements.

The Company is not aware of any agreements or arrangements between any director and any person or entity other than the Company relating to the compensation or other payments in connection with such director’s candidacy or service as a director of Okeanis.

B.	Compensation

Our directors, except our Chairman, who has waived such right, are each entitled to receive $45,000 in cash per year, from the respective start of their service on our Board of Directors. Directors who serve as committee chairs or members of a committee receive annual fees of $15,000 and $10,000 per committee, respectively. In addition, each director is entitled to a reimbursement for traveling and other minor out-of-pocket expenses. Our directors have standard letters of appointment but do not receive any benefits upon termination of their directorships. For the year ended December 31, 2025, the compensation paid, in the aggregate, to our directors was $0.4 million (2024:$0.5 million and 2023:$0.5 million). Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. For the year ended December 31, 2025, the remuneration expense, in the aggregate, to our executive officers was $5.0 million (2024:$4.8 million and 2023:$3.6 million) that comprise salaries, bonuses, directors’ and officers’ liability insurance cover, telecommunications, travel and other expenses. Our executive officers are each paid a salary. Prior to June 2025, our directors, except our Chairman, who waived such right, received $75,000 in cash per year, but there were no fees paid to directors who served as committee chairs or members of a committee.

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

Director Independence

Our board of directors has determined that Mr. Gold, Ms. Stratos, Mr. Dunne, Mr. Siakotos Konstantinidis, Mr. Knapp and Mr. Nemser are “independent directors” as defined in the NYSE listing standards and Rule 10A-3 of the Exchange Act. We currently intend to maintain a board of directors comprised of a majority of independent directors. As a foreign private issuer, we are exempt from certain NYSE requirements that are applicable to U.S. domestic companies, including the requirement to maintain a board of directors comprised of a majority of independent directors. See “Item 16G. Corporate Governance.”

Board Committees

Our board of directors has an audit committee, a nominating/corporate governance committee and a remuneration committee. Our board of directors has adopted a charter for each of the audit committee, the nominating/corporate governance committee and the remuneration committee, as well as a code of business conduct and ethics that governs the conduct of our directors, officers, employees and agents. From time-to-time our board of directors may create special committees to address particular situations or transactions, such as potential conflict of interest transactions that may arise with our affiliates or related parties. The members’ duration and powers of any special committee will be as established by the board of directors as appropriate for the particular situation or transaction. In addition, we adopted Corporate Governance Guidelines that set out guidelines regarding our board’s role, composition, director selection and compensation, among other things, and also set out the methods for communicating with the chairperson of any of the audit, nominating/corporate governance and remuneration committees or the non-management or independent directors of Okeanis as a group. Each of the Corporate Governance Guidelines, Code of Business Conduct and Ethics, audit committee charter, nominating/corporate governance committee charter and the remuneration committee charter is available on the Corporate Governance section of our website at www.okeanisecotankers.com and in print to any shareholder upon request. Information on or accessed through our website does not constitute a part of this Annual Report and is not incorporated by reference herein.

Audit Committee

Our audit committee consists of Charlotte Stratos (Chairperson), Petros Siakotos Konstantinidis and Frank Dunne, each of whom is an independent director. Our board of directors has determined that the members of the audit committee meet the applicable independence requirements of the Commission, the NYSE and the Oslo Stock Exchange. Ms. Stratos is also our audit committee financial expert.

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

Pursuant to NYSE Rule 303A.07, the NYSE requires that the audit committee of a listed U.S. company have a minimum of three members. However, as a foreign private issuer we are permitted to follow home country practice, and as permitted under Marshall Islands law (which does not require a minimum of three directors), our audit committee is not required to consist of three members. See “Item 16G. Corporate Governance.”

Remuneration Committee

Our remuneration committee consists of Charlotte Stratos (Chairperson), Robert Knapp and Frank Dunne, each of whom is an independent director. The remuneration committee determines, reviews and approves or recommends the approval of the salaries and other remuneration for our executive officers and directors and reviews other matters relating to remuneration and other material employment issues relating to our executive officers and directors, including insurance matters and oversees the administration of the Company’s compensation plans.

Nominating/Corporate Governance Committee

Our nominating/corporate governance committee consists of Petros Siakotos Konstantinidis (Chairperson), Charlotte Stratos and Frank Dunne. The nominating/corporate governance committee (a) identifies individuals qualified to become board members and selects or recommends to the board for selection candidates for directorships to be filled by the board or by shareholders; (b) makes recommendations to the board concerning committee appointments; (c) reviews and makes recommendations for executive management appointments; (d) develops, recommends to the board and annually reviews a set of corporate governance guidelines for the Company; (e) oversees the Company’s compliance with the Foreign Corrupt Practices Act; and (f) oversees and coordinates the annual evaluation of the board and its chairperson, the board committees and management.

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

As of December 31, 2025, we employed approximately 14 people in our offices in Greece, through our wholly owned subsidiary OET Chartering Inc., compared to 13 employees as of December 31, 2024 and 14 employees as of December 31, 2023. KMC provides technical management services in respect of our vessels and ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel.

E.	Share Ownership

As of March 18, 2026, the beneficial interests of our directors and officers in our common shares were as follows, based on 39,044,655 common shares outstanding (and not taking into account any shares held in treasury):

Name	Position	Shares held	Percentage
Ioannis Alafouzos(1)	Chairman and Director	11,456,223	29.3%
Daniel Gold	Director	—	—
Francis Dunne	Director	—	—
Charlotte Stratos	Director	—	—
Petros Siakotos Konstantinidis	Director	—	—
Dimitrios Papalexopoulos	Director	—	—
Robert Knapp(2)	Director	150,000	*	%
Joshua Nemser	Director	—	—
Aristidis Alafouzos	Chief Executive Officer	79,800	*	%
Iraklis Sbarounis	Chief Financial Officer	8,470	*	%
Christopher Papaioannou	Chief Commercial Officer	11,200	*	%
*	Denotes less than 1.0%.
(1)	Shares owned both directly and beneficially owned through Glafki Marine Corp.
(2)	Mr. Knapp owns his shares through a retirement account as well as Ironsides Energy LLC, an entity that he wholly owns.
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The table below sets forth the beneficial ownership of our common shares by each person we know to beneficially own more than 5% of our common stock based upon 39,044,655 common shares outstanding as of March 18, 2026, and the amounts and percentages as are contained in the public filings of such persons and based on knowledge of the Company. While we have 695,892 shares held in treasury, those shares are not deemed outstanding for purposes of these calculations. The beneficial ownership of our shares below is based on each director’s, officer’s or shareholder’s respective filing(s) with the SEC (such as a Form 3 or Schedule 13G or any amendment thereto) unless we have been advised otherwise. The number of common shares beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any shares as to which the person has or shares voting or investment power. In addition, under SEC rules, a person beneficially owns any common shares that the person or entity has the right to acquire within 60 days through the exercise of any right. All of the shareholders, including the shareholders listed in this table, are entitled to one vote per common share held.

Name of Beneficial Owner	Number of Shares held	Shareholding Percentage
Ioannis Alafouzos(1)	11,456,223	29.3%
Themistoklis Alafouzos(2)	6,641,934	17.0%
(1)	Ioannis Alafouzos owns 437,286 common shares directly and 11,018,937 common shares beneficially through Glafki Marine Corp., a company of which he is the beneficial owner.
(2)	Themistoklis Alafouzos owns 6,641,934 common shares beneficially through Hospitality Assets Corp., a company of which he is the beneficial owner.

As of December 31, 2025, 2024 and 2023, Ioannis Alafouzos beneficially owned 32.3%, 35.6% and 35.6% of our common shares, respectively.

As of December 31, 2025, 2024 and 2023, Themistoklis Alafouzos beneficially owned 18.8%, 20.6% and 22.4% of our common shares, respectively.

As of March 18, 2026 we had one shareholder of record, Cede & Co., a nominee of The Depository Trust Company, which is located in the United States and held all 39,044,655 of our issued and outstanding common shares. We believe that the common shares that are held by Cede & Co. include common shares beneficially owned by both holders in and outside of the United States. Our major shareholders have the same voting rights as our other shareholders. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Okeanis. In the normal course of business, there have been institutional investors that buy and sell our shares. It is possible that significant changes in the percentage ownership of these investors will occur.

B.	Related Party Transactions

Management Agreements

Please see “Item 4.B. Business Overview — Management of Our Fleet” for a description of the management of our vessels, or any vessels we may acquire, including of the amended technical management agreements with respect thereto. The daily management fee we pay to KMC for the technical management of our vessels in 2024 and 2025 was $900 per vessel and increased to $980 per vessel effective January 1, 2026.

Amounts Paid to Vessel Owning Companies Privately Owned by Members of the Alafouzos Family

For the sake of operational convenience, various expenses or other liabilities that are required to be paid by us, are from time to time instead paid by or on behalf of the vessel owning companies privately owned by the Alafouzos family, or by KMC, and recorded as unsecured amounts payable/receivables, with no fixed terms of payment. The purpose is to optimize capital management and to secure volumetric discounts. Examples of the types of expenses and liabilities giving rise to such payables/receivables due/from to the vessel owning companies privately owned by members of the Alafouzos family include, without limitation, bunker fuel, port expenses, canal fees and other operating expenses. There were no amounts due to/from vessel owning companies privately owned by members of the Alafouzos family as of December 31, 2025 and as of December 31, 2024.

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

Employment of Relative of our Chairman

Mr. Ioannis Alafouzos has been a director and chairman of the board of directors of Okeanis since our inception and was our Chief Executive Officer until December 2022. Mr. Aristidis Alafouzos, the son of Mr. Ioannis Alafouzos, was our Chief Operating Officer until December 2022 and thereafter became our Chief Executive Officer.

Lease of Office Space

OET Chartering Inc. leases our office space in Piraeus from SINGLE MEMBER ANONYMOS TECHNIKI ETAIRIA ERGON, an entity owned by Themistoklis Alafouzos. On August 1, 2018, OET Chartering Inc. entered into a lease agreement for 165.28 square meters of office space for our operations with SINGLE MEMBER ANONYMOS TECHNIKI ETAIRIA ERGON at a monthly rate of Euro 890. The lease expired on July 31, 2024 and on August 1, 2024 OET Chartering Inc. entered into an amendment to such lease to extend the term until July 31, 2028. The total expense recognized in the consolidated statements of profit and loss and other comprehensive income for the years ended December 31, 2025, 2024 and 2023 amounted to $28,908, $23,151 and $22,040, respectively.

Set-Off and Cancellation of Intragroup Debt

Okeanis and various of Okeanis’s subsidiaries had intercompany payables and receivables to each other and among one another. All of those payables and receivables are eliminated upon consolidation of our accounts. Okeanis and its subsidiaries entered into an agreement, effective December 31, 2025, to set-off and eliminate all of these payables and receivables among one another.

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

Dividend Policy

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. Subject to these limitations, we seek to offer our shareholders with a competitive yield which is reflective of the cash flows generated by us, and currently intend to pay dividends in an amount depending on and taking into consideration the amount of our net profits, after adjusting for non-recurring items, working capital needs, our capital structure and other discretionary items as our board of directors decides, from time to time. We define “net profits” as the profit for the relevant period, as disclosed in Okeanis’s published consolidated statement of profit or loss and other comprehensive income. We have no written dividend policy and are able to adopt, amend, change or terminate any dividend policy in the future.

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

Because we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing to us their earnings and cash flow. Our financing arrangements impose certain limitations on our ability to pay dividends and our subsidiaries’ ability to make distributions to us. Please see “Item 5.B. Liquidity and Capital Resources — Credit Facilities and Financing Obligations — Loan Covenants” for further information.

During the last three years we have paid the following dividends:

	Approximate
	Per Common
Month and Year Paid	Share Amount	Aggregate Amount
March 2026	$1.55	$60,519,215
December 2025	$0.75	$26,575,158
September 2025	$0.70	$22,535,876
June 2025	$0.32	$10,302,115
March 2025	$0.35	$11,267,938
December 2024*	$0.45	$14,487,349
September 2024*	$1.10	$35,413,519
June 2024*	$1.10	$35,413,519
March 2024*	$0.66	$21,248,111
November 2023*	$0.60	$19,316,465
September 2023*	$1.50	$48,291,162
June 2023*	$1.60	$51,510,573
March 2023*	$1.25	$40,242,635
*

Dividends paid were classified as capital returns for purposes of financial accounting only/a write-down of paid-in capital for financial accounting purposes. Marshall Islands law does not differentiate between what may be considered a return of capital or a dividend for financial accounting purposes and treats all cash given to shareholders as dividends.

B.	Significant Changes

There have been no significant changes since the date of the financial statements included in this Annual Report, other than those described in Note 24, Subsequent Events, to our annual audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares have been listed on the NYSE under the trading symbol “ECO” since December 11, 2023 and on the Oslo Stock Exchange under the trading symbol “OET” since January 29, 2021. In conjunction with the NYSE listing of our common shares, we changed the listing status of our common shares on the Oslo Stock Exchange from a primary listing to a secondary listing. We incurred a trading suspension on the Oslo Stock Exchange of two trading days on December 7 and 8, 2023 in connection with the changes to our share registration structure in order to facilitate the dual listing of our common shares. We also incurred a trading suspension on the Oslo Stock Exchange on November 19, 2025, from opening of trade until 13:15 CET, in order to facilitate an efficient bookbuilding process in connection with our 2025 Registered Direct Offering, and on January 21, 2026, from opening of trade until 13:10 CET, in order to facilitate an efficient bookbuilding process in connection with our 2026 Registered Direct Offering.

Our common shares began trading on Euronext Growth (ex-Merkur Market) on July 3, 2018. On March 8, 2019, our shares began trading on Euronext Expand (ex-Oslo Axess) and ceased trading on Euronext Growth. On January 29, 2021, our shares began trading on the Euronext Oslo Bors and ceased trading on Euronext Expand (ex-Oslo Axess).

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are currently listed on the Oslo Stock Exchange (also known as the Oslo Børs) under the trading symbol “OET” and on the NYSE under the trading symbol “ECO.” All of our shares are in registered form. Our articles of incorporation do not permit the issuance of bearer shares.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our second amended and restated articles of incorporation were filed as Exhibit 1.1 to the Annual Report on Form 20-F filed on April 30, 2024. The information contained in this exhibit is incorporated by reference herein. Our third amended and restated bylaws were filed as Exhibit 1.2 to the Annual Report on Form 20-F that we filed on April 30, 2024. The information contained in this exhibit is incorporated by reference herein. A description of the material terms of our second amended and restated articles of incorporation and our third amended and restated bylaws and of the rights, preferences and restrictions attaching to each class of our shares, and matters relating to our meetings of shareholders, is included in “Description of securities registered under Section 12 of the Exchange Act” which has been filed as Exhibit 2.2 to this Annual Report and is incorporated by reference herein.

Description of Common Shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably (based on number of shares held) all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of our preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata (based on number of shares held) our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of our preferred shares. Please see Exhibit 2.2 to this Annual Report for more information.

Description of Preferred Shares

Our second amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series; the number of shares of the series; the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series, including any the dividend terms, redemption, liquidation preference, conversion, and voting rights, if any, of the holders of the series. Please see Exhibit 2.2 to this Annual Report for more information. No preferred shares are currently outstanding.

C.	Material contracts

Attached as exhibits to this Annual Report are the contracts we consider to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this Annual Report. We refer you to “Item 4.A. History and Development of the Company,” “Item 4.B. Business Overview,” “Item 5.B. Liquidity and Capital Resources,” “Item 6.B. Compensation,” “Item 7.B. Related Party Transactions,” “Item 10.B. Memorandum and Articles of Association” and “Description of Securities” filed as Exhibit 2.2 hereto for a discussion of these contracts. Other than as discussed in this Annual Report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.	Exchange controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to holders of our shares that are neither Marshall Islands resident nor Marshall Islands citizens.

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

Because we (including our subsidiaries) do not, and assuming that we (including our subsidiaries) continue not to, and assuming our future subsidiaries will not, carry on business or conduct transactions or operations in the Marshall Islands, and because we anticipate, and therefore assuming, that all documentation related to any offerings of our securities will be executed outside of the Marshall Islands, under current Marshall Islands law we are not subject to tax on our income or capital gains and our non-resident and non-citizen shareholders will not be subject to Marshall Islands taxation or withholding tax on our dividends. In addition, our non-resident and non-citizen shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our shares, and our non-resident and non-citizen shareholders will not be required by the Marshall Islands to file a tax return related to our shares.

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

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-U.S. corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury Regulations) of countries, other than the United States, that grant an equivalent exemption, (2) non-U.S. corporations that meet the Publicly- Traded Test and are organized in countries that grant an equivalent exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Treasury Regulations). A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Treasury Regulations). We believe that we satisfied the 50% Ownership Test in 2025.

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

Our common shares, which are our sole class of issued and outstanding stock that is traded, were traded on the Oslo Stock Exchange and the NYSE in 2025. The NYSE is an established securities market, and our common shares were “primarily traded” on the NYSE in 2025 because the number of our common shares that were traded on the NYSE exceeded the number of shares that were traded on the Oslo Stock Exchange (which is also an established securities market). Furthermore, we believe that our common shares satisfied the “regularly traded” test in 2025. We believe that the 5% Override Rule was triggered in 2025 because 5% Shareholders owned, in the aggregate, 50% or more of the vote and value of our common shares. However, we further anticipate that we will be able to establish that among the closely-held group of 5% Shareholders, sufficient shares are owned by 5% Shareholders that are considered to be “qualified shareholders,” as defined above, to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the total value of our common shares for more than half the number of days during the taxable year. Therefore, we believe that we satisfied the Publicly-Traded Test in 2025.

Due to the factual nature of the issues involved, there can be no assurance that we will qualify for the benefits of Section 883 of the Code for 2026 or our subsequent taxable years.

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

We believe that we were not a PFIC for our 2025 taxable year, and we do not expect to be a PFIC for subsequent taxable years. If we were treated as a PFIC for our 2025 or 2026 taxable year, any dividends paid by us during 2026 will not be treated as “qualified dividend income” in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to “qualified dividend income” will be taxed as ordinary income to a U.S. Non-Corporate Holder.

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

We believe that we were not a PFIC for our 2025 taxable year because we had no bareboat chartered- out vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting provisions contained in Section 16(a) of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will also provide without charge to each person, including any beneficial owner of our common stock, upon written or oral request of that person, a copy of this Annual Report and any and all of the information that has been incorporated by reference in this Annual Report. Please direct such requests to Okeanis Eco Tankers Corp., c/o OET Chartering Inc., Ethnarchou Makariou Ave. & 2 D. Falireos St., 185 47 N. Faliro, Greece, telephone number +30 210 480 4200.

In addition, since our common shares are traded on the Oslo Stock Exchange, we have filed periodic and immediate reports with, and furnish information to, the Oslo Stock Exchange and the Norwegian Financial Supervisory Authority.

I.	Subsidiary information

Not applicable.

J.	Annual Report to Security Holders.

We are currently not required to provide an annual report to security holders in response to the requirements of Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require us to make interest payments based on SOFR (we previously used LIBOR, including during the fiscal year ended December 31, 2023). Significant increases in interest rates could adversely affect operating margins, operating results and ability to service debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to manage the risks and costs associated with its floating-rate debt.

As an indication of the sensitivity from changes in interest rates, an increase by 100 basis points in interest rates would increase interest expense for the year ended December 31, 2025 by $6.4 million (2024 increased by 100 basis points: $6.7 million and 2023 increased by 100 basis points: $6.9 million) assuming all other variables held constant and taking into consideration that the Group has entered into interest rate swap agreements for some of its loans, therefore partially economically hedging part of its floating-rate borrowings.

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

Market Risk

The tanker shipping industry is cyclical with high volatility in charter rates and profitability. We charter our vessels principally in the spot market, being exposed to various unpredictable factors such as supply and demand of energy resources, global economic and political conditions, natural or other disasters, disruptions in international trade, pandemics, environmental and other legal regulatory developments.

The Company cannot reliably estimate the effect that any positive or adverse fluctuation in the spot market rates may have on its operating income. We estimate that for every $1,000 per day increase or decrease in the spot rates, our operating profit would have increased or decreased by $4.9 million, $4.7 million, and $4.0 million for the years 2025, 2024 and 2023, respectively.

From time to time, we may enter into freight derivatives, such as Forward Freight Agreements (“FFAs”). Generally, freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates reported on an identified index for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days of the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our operating results and cash flow.

During 2025, 2024 and 2023, we entered into forward freight agreements in order to partially hedge our exposure to spot charter rate fluctuations and mitigate any adverse effect this may have in our operating cash flows and dividend policy. For the year ended December 31, 2025, 2024 and 2023, we incurred a net gain/ (loss) on forward freight agreements in the amount of $3.0 million, ($1.5) million and $0.5 million, respectively.

Inflation

See “Item 5. A. Operating Results — Principal Factors Affecting our Business — Inflation.”

Liquidity

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability but can also increase the risk of losses. We minimize liquidity risk by maintaining sufficient cash and cash equivalents.

The following table details the Group’s expected cash outflows for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities, on the earliest date on which the Group would be required to pay to settle. The table includes both interest and principal cash flows. Variable future interest payments were determined based on SOFR to be 3.76% as of December 31, 2025 and 3.97% as of December 31, 2024, plus, in each case, the margin applicable to the Group’s loan at the end of the year presented.

	Weighted
	average
	effective	Less than
	interest rate	1 month	1 – 3 months	3 – 12 months	1 – 5 years	5+ years	Total
December 31, 2025
Non-Derivative Liabilities
Trade payables		—	—	13,748,183	—	—	13,748,183
Accrued expenses		—	—	8,643,793	—	—	8,643,793
Variable interest loans	4.51%	2,202,299	14,373,054	49,726,607	406,363,585	144,192,540	616,858,085
Variable interest for debt financing (Sale and Leaseback Agreements)	8.84%	989,692	1,918,194	95,688,125	—	—	98,596,011
Total		3,191,991	16,291,248	167,806,708	406,363,585	144,192,540	737,846,072

	Weighted
	average
	effective	Less than
	interest rate	1 month	1 – 3 months	3 – 12 months	1 – 5 years	5+ years	Total
December 31, 2024
Non-Derivative Liabilities
Trade payables		—	—	19,479,005	—	—	19,479,005
Accrued expenses		—	—	5,909,316	—	—	5,909,316
Current accounts due to related parties		—	—	530,030	—	—	530,030
Variable interest loans	4.86%	2,541,609	15,250,870	53,374,498	391,940,693	216,343,324	679,450,994
Variable interest for debt financing	9.12%	1,358,910	2,660,316	12,428,837	63,359,366	77,158,586	156,966,015
Total		3,900,519	17,911,186	91,721,686	455,300,059	293,501,910	862,335,360

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

We evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) have concluded that, as of such date, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that our internal controls over financial reporting are effective as of December 31, 2025.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all of the employees, directors, officers and certain long-term consultants of Okeanis and its subsidiaries, in addition to certain employees of KMC. Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.okeanisecotankers.com. Information on or accessed through our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request to Investor Relations, c/o OET Chartering Inc., Ethnarchou Makariou Ave. & 2 D. Falireos St., 185 47 N. Faliro, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics by posting such information on our website within five business days following the date of the amendment or waiver.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2025 and 2024. Audit, audit-related and non-audit services billed and accrued from Deloitte are as follows:

	2025	2024
Audit fees(1)	$375,072	$307,075
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total fees	$375,072	$307,075
(1)

Audit fees represent compensation for professional services rendered for the audit of our annual financial statements and for the review of our quarterly financial information as well as in connection with the review of our Annual Report, review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee charter contains pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our audit committee to review and pre-approve all auditing services and permitted non-auditing services rendered to the Company by its outside auditors (subject to the exception provided in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X for certain de minimis non-audit services not recognized by the Company at the time of the engagement), in each case including fees. All services provided by Deloitte during the year ended December 31, 2025 and 2024 were approved by our audit committee pursuant to the pre-approval policy.

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

Committee Authority. In lieu of having an audit committee, remuneration committee and nomination/corporate governance committee with the composition, size, authorities and responsibilities set forth in the NYSE rules, our audit committee, remuneration committee and nomination/corporate governance committee are not required to have such composition, size, authorities and responsibilities. For example, our audit committee charter provides that the audit committee may be comprised of two or more independent directors. Our remuneration committee is not required to provide a remuneration committee report. Our audit committee is currently comprised of three independent directors.

Corporate Governance Guidelines. Listed companies must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects. We are not required to comply with these requirements.

If at any time we cease to be a “foreign private issuer” under the rules of the NYSE and the Exchange Act, as applicable, our board of directors will be required to take all action necessary to comply with all of the NYSE corporate governance rules.

In connection with our admission to trading of our common shares on the NYSE, we also applied to the Oslo Stock Exchange for, and was granted, an exemption from annual corporate governance reporting requirements applicable to issuers with shares admitted to trading on the Oslo Stock Exchange.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy which applies to all of Okeanis’s directors, officers and employees as well as certain related parties, and sets forth procedures governing the purchase, sale and other disposition of our securities by such parties. Our insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to Okeanis. A copy of our insider trading policy has been filed as Exhibit 11.1 to this Annual Report.

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

We have not had any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, operating results, or financial condition.

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

1.1

Second Amended and Restated Articles of Incorporation of Okeanis (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on April 30, 2024).

1.2

Third Amended and Restated Bylaws of Okeanis (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on April 30, 2024).

2.1

Form of Common Share Certificate (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on November 2, 2023).

2.2	Description of Securities registered under Section 12 of the Exchange Act.*
4.1

Form of Amended and Restated Technical Management Agreement (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on November 2, 2023).

4.2

Shared Services Agreement dated November 1, 2023 between OET Chartering Inc. and Kyklades Maritime Corporation (incorporated by reference to Exhibit 4.15 to the Registration Statement on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on November 2, 2023).

4.3

Registration Rights Agreement dated December 6, 2023 among Okeanis Eco Tankers Corp., Glafki Marine Corp. and Hospitality Assets Corp. (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on April 30, 2024).

4.4

Form of ETS Services Agreement dated March 1, 2024 (incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on April 30, 2024).

4.5

Facility Agreement dated May 23, 2022 among Nellmare Marine Ltd and Anassa Navigation S.A., as Borrowers, the Companies listed in Part A of Schedule 1, as Hedge Guarantors, Okeanis Eco Tankers Corp., as Guarantor, and National Bank of Greece S.A., as Lender as amended by Amendment No. 1 to Loan Facility Agreement, dated June 29, 2023 among Nellmare Marine Ltd, as Borrower A, Anassa Navigation S.A., as Borrower B, Okeanis Eco Tankers Corp., as Guarantor and National Bank of Greece S.A., as Lender, in respect of the refinancing of m.ts NISSOS DONOUSSA and. NISSOS KYTHNOS (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on November 2, 2023).

4.6

Supplemental Agreement, dated May 21, 2024 and by and between Nellmare Maritime Ltd and Okeanis Eco Tankers Corp, to the existing Facility Agreement dated May 23, 2022 among Nellmare Marine Ltd and Anassa Navigation S.A., as Borrowers, the Companies listed in Part A of Schedule 1, as Hedge Guarantors, Okeanis Eco Tankers Corp., as Guarantor, and National Bank of Greece S.A., as Lender as amended by Amendment No. 1 to Loan Facility Agreement, dated June 29, 2023 among Nellmare Marine Ltd and Anassa Navigation S.A. as Borrowers, Okeanis Eco Tankers Corp., as Guarantor and National Bank of Greece S.A., as Lender, in respect of the refinancing of m.t NISSOS DONOUSSA (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on March 31, 2025).

Exhibit
Number	Description

4.7

Facility Agreement dated June 27, 2023 among Omega Three Marine Corp., Omega Four Marine Corp. and Arethusa Shipping Corp., as Borrowers and Hedge Guarantors, Okeanis Eco Tankers Corp., as Guarantor, the Financial Institutions listed in Part B of Schedule 1, as Original Lenders, the Financial Institutions listed in Part C of Schedule 1, as Original Hedge Counterparties and ABN AMRO Bank N.V., as Arranger, Facility Agent and Security Agent, in respect of the refinancing of m.ts KIMOLOS, FOLEGANDROS and NISSOS KEROS (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on November 2, 2023).

4.8

Facility Agreement dated September 8, 2023 among Omega Six Marine Corp. and Omega Ten Marine Corp., as Borrowers and Hedge Guarantors, Okeanis Eco Tankers Corp., as Guarantor, Credit Agricole Corporate and Investment Bank, as Arranger, the Financial Institutions listed in Part B of Schedule 1 as Original Lenders, the Banks and Financial Institutions listed in Part C of Schedule 1, as Hedge Counterparties and Credit Agricole Corporate and Investment Bank as Facility Agent and Security Agent, in respect of the refinancing of m.ts NISSOS SIKINOS and NISSOS SIFNOS (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on November 2, 2023).

4.9

Bareboat Charter and related Memorandum of Agreement each dated February 10, 2018 between OCY Knight 1 Limited, as Owner/Buyer and Omega Five Marine Corp., as Bareboat Charterer/Seller, relating to Hull No. 3012 (NISSOS RHENIA), as amended by Addendum No. 1 to the Bareboat Charter Party for (NISSOS RHENIA), dated September 6, 2018, between OCY Knight 1 Limited, as Owner and Omega Five Marine Corp., as Charterer, Addendum No. 2 to the Bareboat Charter Party for Hull No. 3012 (NISSOS RHENIA), dated June 28, 2021, between OCY Knight 1 Limited, as Owner and Omega Five Marine Corp., as Charterer, and Addendum No. 3 to the Bareboat Charter Party for NISSOS RHENIA, dated April 27, 2023, between OCY Knight 1 Limited, as Owner and Omega Five Marine Corp., as Charterer, and Charter Guarantee dated September 30, 2018 between Okeanis Eco Tankers Corp., as Guarantor and OCY Knight 1 Limited, as Owner (incorporated by reference to Exhibit 4.9 to the Registration Statement on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on November 2, 2023).

4.10

Bareboat Charter and related Memorandum of Agreement each dated February 10, 2018 between OCY Knight 2 Limited, as Owner/Buyer and Omega Seven Marine Corp., as Bareboat Charterer/Seller, relating to Hull No. 3013 (NISSOS DESPOTIKO), as amended by Addendum No. 1 to the Bareboat Charter Party for (NISSOS DESPOTIKO), dated September 6, 2018, between OCY Knight 2 Limited, as Owner and Omega Seven Marine Corp., as Charterer, Addendum No. 2 to the Bareboat Charter Party for Hull No. 3013 (NISSOS DESPOTIKO), dated June 4, 2021, between OCY Knight 2 Limited, as Owner and Omega Seven Marine Corp., as Charterer, Addendum No. 3 to the Bareboat Charter Party for Hull No. 3013 (NISSOS DESPOTIKO), dated June 28, 2021 between OCY Knight 2 Limited, as Owner and Omega Seven Marine Corp., as Charterer, and Addendum No. 4 to the Bareboat Charter Party for NISSOS DESPOTIKO, dated April 27, 2023, between OCY Knight 2 Limited, as Owner and Omega Seven Marine Corp., as Charterer, and Charter Guarantee dated September 30, 2018 between Okeanis Eco Tankers Corp., as Guarantor and OCY Knight 2 Limited, as Owner (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on November 2, 2023).

4.11

Facility Agreement dated January 31, 2024 among Omega One Marine Corp., as Borrower, Okeanis Eco Tankers Corp., as Guarantor, the Financial Institutions listed in Part B of Schedule 1, as Original Lenders and Kexim Asia Limited, as Mandated Lead Arranger, Facility Agent and Security Agent, in respect of the refinancing of m.t. “MILOS” (incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on April 30, 2024).

4.12

Facility Agreement dated May 21, 2024 by and among Anassa Navigation S.A., as Borrower, Okeanis Eco Tankers Corp., as Parent Guarantor, and Danish Ship Finance A/S, as Original Lender in respect of the refinancing of m.t NISSOS KYTHNOS (incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on March 31, 2025).

4.13

Facility Agreement dated June 20, 2024 by and among Omega Two Marine Corp., as Borrower, Okeanis Eco Tankers Corp., as Guarantor, the Financial Institutions listed in Part B of Schedule 1 as Original Lenders, Bank SinoPac Co., Ltd., as Facility Agent and Security Agent in respect of the refinancing of m.t POLIEGOS (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on March 31, 2025).

4.14

Facility Agreement dated May 8, 2025 among Theta Navigation Ltd and Moonsprite Shipping Corp., as Borrowers, Okeanis Eco Tankers Corp., as Guarantor, and Alpha Bank S.A., as Original Lender, in respect of the refinancing of m.ts. NISSOS NIKOURIA and NISSOS ANAFI.*

Exhibit
Number	Description

4.15

Facility Agreement dated June 17, 2025 among Ark Marine S.A., as Borrower, Okeanis Eco Tankers Corp., as Guarantor, E.SUN Commercial Bank. Ltd. (incorporated in Taiwan with limited liability), Hong Kong Branch as Arranger and Security Agent, and E.SUN Commercial Bank. Ltd. (incorporated in Taiwan with limited liability), in respect of the refinancing of m.t. NISSOS KEA.*

4.16

Facility Agreement dated December 19, 2025 among Omega Twelve Marine Corp., as Borrower, Okeanis Eco Tankers Corp., as Parent Guarantor, and Alpha Bank S.A., as Original Lender, in respect of the financing of part of the acquisition cost of m.t. NISSOS PIPERI.*

4.17

Term Loan Facility dated December 19, 2025 among Omega Fourteen Marine Corp., as Borrower, Okeanis Eco Tankers Corp., as Corporate Guarantor, and National Bank of Greece S.A., as Original Lender, in respect of the financing of part of the acquisition cost of m.t. NISSOS SERIFOPOULA.*

4.18

Side Letter to Facility Agreement dated January 21, 2026 among National Bank of Greece S.A. as Lender, Nellmare Marine Ltd and Okeanis Eco Tanker Corp. relating to the Facility Agreement dated May 23, 2022 among Nellmare Marine Ltd, as Borrower, Okeanis Eco Tankers Corp., as Guarantor, and National Bank of Greece S.A., as Lender*

4.19

Side Letter to Facility Agreement dated January 21, 2026 among National Bank of Greece S.A. as Lender, Omega Fourteen Marine Corp. and Okeanis Eco Tanker Corp. relating to the Term Loan Facility dated December 19, 2025 among Omega Fourteen Marine Corp., as Borrower, Okeanis Eco Tankers Corp., as Corporate Guarantor, and National Bank of Greece S.A., as Original Lender*

8.1	List of Subsidiaries.*
11.1

Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on April 30, 2024).

12.1	Certification of Okeanis’s Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification of Okeanis’s Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Okeanis’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of Okeanis’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Independent Registered Public Accounting Firm.*
97.1

Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-41858) filed by Okeanis with the Securities and Exchange Commission on April 30, 2024).

101

The following financial information from Okeanis Eco Tanker Corp.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted as Inline eXtensible Business Reporting Language (iXBRL): (1) Consolidated Balance Sheets as of December 31, 2025 and 2024; (2) Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023; (3) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2025, 2024, and 2023; (4) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2025, 2024, and 2023; (5) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023; and (6) Notes to Consolidated Financial Statements.*

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
Date: March 20, 2026

OKEANIS ECO TANKERS CORP.

(Incorporated under the laws of the Republic of the Marshall Islands with registration number 96382)

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Okeanis Eco Tankers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Okeanis Eco Tankers Corp. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB).

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

March 20, 2026

We have served as the Company’s auditor since 2018.

Consolidated statements of profit or loss and other comprehensive income for the years ended

December 31, 2025, 2024 and 2023

(amounts expressed in U.S. Dollars, except for number of shares)

	NOTES	2025	2024	2023
Revenue	20,23	391,548,819	393,229,831	413,096,606
Operating expenses
Commissions		(4,262,645)	(3,997,596)	(5,757,159)
Voyage expenses	10	(121,870,584)	(127,196,305)	(109,559,239)
Vessel operating expenses	9	(45,240,447)	(42,434,258)	(41,742,285)
Management fees - related party	13	(4,599,000)	(4,611,600)	(4,599,000)
Depreciation and amortization	7	(41,440,551)	(41,134,237)	(40,382,628)
General and administrative expenses (including $4,995,071, $4,810,180 and $3,588,185, respectively, to related party)	11	(11,604,900)	(10,910,862)	(9,933,373)
Total operating expenses		(229,018,127)	(230,284,858)	(211,973,684)
Operating profit		162,530,692	162,944,973	201,122,922
Other income / (expenses)
Interest income	21	2,191,740	3,445,203	4,104,564
Interest expense and other finance costs (including nil, $413,952 and $1,198,168, respectively, to related parties)	21	(44,240,513)	(57,052,680)	(61,179,066)
Unrealized gain/ (loss), net on derivatives	22	1,653,464	(291,873)	229,373
Realized gain/ (loss), net on derivatives	22	1,327,397	(1,264,750)	300,262
Gain from modification of loans	12	—	1,828,959	—
Loss on debt extinguishment	12	(1,383,768)	—	—
Foreign exchange gain/ (loss)		872,531	(746,562)	672,969
Total other expenses		(39,579,149)	(54,081,703)	(55,871,898)
Profit for the year		122,951,543	108,863,270	145,251,024
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurement of post-employment benefit obligations		1,010	(6,005)	(1,302)
Total comprehensive income for the year		122,952,553	108,857,265	145,249,722
Earnings per share – basic & diluted	17	3.77	3.38	4.51
Weighted average no. of shares – basic & diluted	17	32,575,740	32,194,108	32,194,108

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position as of December 31, 2025 and 2024

(amounts expressed in U.S. Dollars)

	NOTES	2025	2024
ASSETS
Non-current assets
Vessels, net	7	922,117,179	958,597,520
Advances for acquisition of vessels	7	38,894,251	—
Other fixed assets	7	58,332	80,206
Derivative financial instruments	22	120,638	—
Restricted cash		4,510,000	4,510,000
Total non-current assets		965,700,400	963,187,726
Current assets
Inventories	6	17,273,715	24,341,665
Trade and other receivables		85,091,040	39,755,029
Claims receivable	18	320,097	242,576
Prepaid expenses and other current assets		6,466,709	4,794,022
Current accounts due from related parties	13	6,286,469	—
Derivative financial instruments	22	1,470,326	—
Current portion of restricted cash		1,399,243	434,927
Cash & cash equivalents		116,636,741	49,343,664
Total current assets		234,944,340	118,911,883
TOTAL ASSETS		1,200,644,740	1,082,099,609
SHAREHOLDERS’ EQUITY & LIABILITIES
Shareholders’ equity
Share capital	14	36,129	32,890
Additional paid-in capital	14	124,891,132	14,501,517
Treasury shares	14	(4,583,929)	(4,583,929)
Other reserves		(34,903)	(35,913)
Retained earnings		452,782,809	400,512,351
Total shareholders’ equity		573,091,238	410,426,916
Non-current liabilities
Long-term borrowings, net of current portion	12	470,583,980	598,957,333
Retirement benefit obligations		61,629	44,795
Total non-current liabilities		470,645,609	599,002,128
Current liabilities
Trade payables		13,748,183	19,479,005
Accrued expenses and other current liabilities	8	8,643,793	5,909,316
Derivative financial instruments	22	—	62,500
Current accounts due to related parties	13	—	530,030
Current portion of long-term borrowings	12	134,515,917	46,689,714
Total current liabilities		156,907,893	72,670,565
TOTAL LIABILITIES		627,553,502	671,672,693
TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES		1,200,644,740	1,082,099,609

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2025, 2024 and 2023

(amounts expressed in U.S. Dollars, except for number of shares)

				ADDITIONAL
				PAID IN
		NUMBER OF	SHARE	CAPITAL	TREASURY	OTHER	RETAINED
	Notes	SHARES	CAPITAL	(NOTE 15)	SHARES	RESERVES	EARNINGS	TOTAL
Balance – January 1, 2023		32,194,108	32,890	280,424,849	(4,583,929)	(28,606)	146,398,057	422,243,261
Profit for the year		—	—	—	—	—	145,251,024	145,251,024
Capital distribution ($4.95 per share)	15	—	—	(159,360,835)	—	—	—	(159,360,835)
Other comprehensive loss for the year		—	—	—	—	(1,302)	—	(1,302)
Balance – December 31, 2023		32,194,108	32,890	121,064,014	(4,583,929)	(29,908)	291,649,081	408,132,148
Profit for the year	15	—	—	—	—	—	108,863,270	108,863,270
Capital distribution ($3.31 per share)		—	—	(106,562,497)	—	—	—	(106,562,497)
Other comprehensive loss for the year	15	—	—	—	—	(6,005)	—	(6,005)
Balance – December 31, 2024		32,194,108	32,890	14,501,517	(4,583,929)	(35,913)	400,512,351	410,426,916
Profit for the year		—	—	—	—	—	122,951,543	122,951,543
Dividends declared ($2.12 per share)	15	—	—	—	—	—	(70,681,085)	(70,681,085)
Other comprehensive income for the year		—	—	—	—	1,010	—	1,010
Common share issuance, net of offering expenses		3,239,436	3,239	110,389,615	—	—	—	110,392,854
Balance – December 31, 2025		35,433,544	36,129	124,891,132	(4,583,929)	(34,903)	452,782,809	573,091,238

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023

(all amounts expressed in U.S. Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES	Notes	2025	2024	2023
Profit for the year		122,951,543	108,863,270	145,251,024
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	7	41,440,551	41,134,237	40,382,628
Interest expense	21	42,153,588	53,628,356	58,680,985
Amortization of loan financing fees and modification gain	12	1,246,265	2,263,416	1,994,191
Unrealized (gain)/ loss, net on derivatives	22	(1,653,464)	291,873	(20,135)
Interest income	21	(2,191,740)	(3,445,203)	(4,104,564)
Other non-cash items		1,010	(6,005)	(43,323)
Loss on debt extinguishment	12	1,383,768	—	—
Gain from modification of loans	12	—	(1,828,959)	—
Unrealized foreign exchange (gain)/ loss		(1,834,591)	907,110	(712,765)
Total reconciliation adjustments		80,545,387	92,944,825	96,177,017
Changes in working capital:
Trade and other receivables		(45,321,044)	17,674,147	(5,853,175)
Prepaid expenses and other current assets and non - current assets		(1,672,687)	(1,902,362)	(824,682)
Inventories		7,067,950	1,012,352	(8,343,486)
Trade payables		(5,973,333)	(4,470,575)	10,958,162
Accrued expenses and other current liabilities		2,782,144	2,398,299	(530,625)
Deferred revenue		—	—	(4,255,500)
Claims receivable		(77,521)	(127,048)	(7,137)
Due to related parties	13	(530,030)	(129,944)	659,974
Due from related parties	13	(6,286,469)	—	449,629
Total changes in working capital		(50,010,990)	14,454,869	(7,746,840)
Interest paid		(42,184,422)	(53,444,573)	(59,649,091)
Net cash provided by operating activities		111,301,518	162,818,391	174,032,110
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash		—	1,449,925	2,032,927
Increase in restricted cash		(964,316)	(1,500,000)	—
Payments for special survey and drydocking costs		(3,416,523)	(11,189,402)	(3,306,052)
Payments for vessels and advances for acquisition of vessels		(40,193,651)	—	—
Interest received		2,154,731	3,299,288	2,233,711
Net cash (used in)/ provided by investing activities		(42,419,759)	(7,940,189)	960,586
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	12	195,000,000	199,260,000	197,000,000
Repayments of long-term borrowings	12	(236,857,084)	(246,117,877)	(243,355,165)
Capital distribution	14	—	(106,562,497)	(159,360,835)
Dividends paid	14	(70,681,085)	—	—
Payment of long-term borrowing fees	12	(1,300,000)	(1,259,319)	(1,350,000)
Net proceeds from common share issuance	14	110,392,854	—	—
Net cash used in financing activities		(3,445,315)	(154,679,693)	(207,066,000)
Effects of exchange rate changes of cash held in foreign currency		1,856,633	(847,236)	719,818
Net change in cash and cash equivalents		65,436,444	198,509	(32,073,304)
Cash and cash equivalents at beginning of year		49,343,664	49,992,391	81,345,877
Cash and cash equivalents at end of year		116,636,741	49,343,664	49,992,391
Supplemental cash flow information
Capital expenditures included in trade payables		2,005,728	1,242,578	803,751

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1.	Incorporation and General Information

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

Glafki and Hospitality, as of December 31, 2025, own 31.1% and 18.8% of the Company’s outstanding common shares, respectively.

The Group, as of December 31, 2025, owns or bareboat charters-in under a finance lease fourteen vessels and had entered into memoranda of agreement for two additional vessels under construction. The principal activity of its subsidiaries is to own, charter-out and operate tanker vessels in the international shipping market.

The consolidated financial statements comprise the financial statements of the Group.

The Company traded on the Euronext Growth Oslo (ex-Merkur Market) from July 3, 2018 until March 8, 2019, when it was then admitted for trading on the Euronext Expand (ex-Oslo Axess). On January 29, 2021, the Company transferred its listing from Euronext Expand to Euronext Oslo Børs.

On December 11, 2023, the Company’s common shares began trading on the New York Stock Exchange (“NYSE”), simultaneously with their trading on the Oslo Børs, which is currently considered as the Company’s secondary listing.

As at December 31, 2025 the Group comprises the following companies:

Company name	Date of Acquisition of Interest by OET	Incorporated	Interest held by OET
Therassia Marine Corp.	28-Jun-18	Liberia	100%
Milos Marine Corp.	28-Jun-18	Liberia	100%
Ios Maritime Corp.	28-Jun-18	Liberia	100%
Omega One Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Two Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Three Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Four Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Five Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Six Marine Corp.	9-Oct-19	Marshall Islands	100%
Omega Seven Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Nine Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Ten Marine Corp.	9-Oct-19	Marshall Islands	100%
Omega Eleven Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Twelve Marine Corp.	25-Nov-25	Marshall Islands	100%
Omega Fourteen Marine Corp.	25-Nov-25	Marshall Islands	100%
Nellmare Marine Ltd	28-Jun-18	Marshall Islands	100%
Anassa Navigation S.A.	28-Jun-18	Marshall Islands	100%
Arethusa Shipping Ltd.	28-Jun-18	Marshall Islands	100%
Moonsprite Shipping Corp.	28-Jun-18	Marshall Islands	100%
Theta Navigation Ltd	15-Jun-21	Marshall Islands	100%
Ark Marine S.A.	15-Jun-21	Marshall Islands	100%
OET Chartering Inc.	28-Jun-18	Marshall Islands	100%
Okeanis Eco Tankers Corp.	—	Marshall Islands	—

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

The Group’s annual consolidated financial statements were approved and authorized for issue by the Board of Directors on March 20, 2026.

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

Conversely, the shipowner may be required to pay despatch fees to the charterer as incentive for loading or discharging cargo in less time (i.e., for reducing the time a vessel must spend in port loading or discharging cargo). The consideration received/paid under the demurrage and despatch clauses is calculated based on the number of days the charterer exceeds/reduces the loading/discharging time multiplied by the daily rate which is based on specific terms of the voyage charter agreement.

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

Under a time charter agreement, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is usually based on a daily hire rate. In addition, certain of the Group’s time charter arrangements may, from time to time, include profit-sharing clauses, arising from the sharing of earnings together with third parties and the allocation to the Group of such earnings based on a predefined methodology. Subject to any restrictions in the time charter agreement, the charterer has the full discretion over the ports visited, shipping routes and vessel speed. The time charter agreement generally provides typical warranties regarding the speed and performance of the vessel. The time charter agreement generally has some owner- protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carries only lawful or non-hazardous cargo. In a time charter agreement, the Group is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage-related costs such as bunker expenses, port charges and canal tolls during the hire period. The charterer generally pays the charter hire in advance of the upcoming period of the agreement. Under a time charter agreement, the hire rate per the charter agreement has two components: the lease component and the service component relating to the vessel operating costs. Each component is accounted for in accordance with the applicable accounting standard. The revenue in relation to the lease component of the agreements is accounted for under IFRS 16 Leases. The revenue in relation to the service component relates to vessel operating expenses, which include expenses that are paid by the vessel owner such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses. These costs are essential to operating a charter and the charterers receive the benefit of these when the vessel is used during the contracted time and, therefore, these costs are accounted for in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers. This revenue is recognized “over time” as the customer (i.e., the charterer) is simultaneously receiving and consuming the benefits of the service. Revenue from time charter agreements is recognized on a straight-line basis over the duration of the time charter agreement. The lease period begins when the vessel is delivered to the charterer and continues until it is redelivered to the Group. In case of a time charter agreement with contractual changes in rates throughout the term of the agreement, any differences between the actual and the straight-line revenue in a reporting period is recognized as a straight-line asset or liability and reflected under current assets or current liabilities, respectively, in the consolidated statement of financial position.

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

At each statement of financial position date, the Group assesses its potential expected credit losses (“ECLs”) in accordance with IFRS 9. The simplified approach is applied to trade and other receivables and the Group recognizes ECLs on trade receivables. Under the simplified approach, the loss allowance is always equal to ECLs. As of December 31, 2025 and 2024, the Group performed the respective exercise and concluded that the expected credit losses calculated were immaterial.

As of December 31, 2025, trade and other receivables’ fair value approximates their carrying amount.

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

Special survey and drydocking costs

At the time of a vessel’s delivery from the shipyard, the estimated cost of the first special survey/drydocking is identified and capitalized as a separate component of the vessel’s cost. This component is depreciated over the period to the next scheduled special survey, which is generally five years. Subsequent special survey and drydocking costs are capitalized as a separate component of vessel cost. These costs are capitalized when incurred and depreciated over the estimated period to the next scheduled special survey/drydocking. The Group’s vessels are required to undergo special survey/drydocking approximately every 5 years, until a vessel reaches 10 years of age, after which a vessel is required to be specially surveyed/drydocked approximately every 2.5 years. If a special survey or drydocking is performed prior to the scheduled date, any remaining balances are written-off and reflected in depreciation and amortization in the statements of profit or loss and other comprehensive income.

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

Vessels with an aggregate carrying amount of $922,117,179 as of December 31, 2025 (December 31, 2024: $702,526,997) have been pledged as collateral under the terms of the Group’s credit facilities (Note 12).

Cash and cash equivalents

The Group considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents. For the purposes of the consolidated statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

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

Inventories

Inventories consist of bunkers, lubricating oils, urea and other items including stock provisions remaining on board and are owned by the Group at the end of each reporting period. Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. For an analysis of inventories as of December 31, 2025 and 2024, refer to Note 6.

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

Employee compensation — personnel

Employee compensation is recognized as an expense, unless the cost qualifies to be capitalized as an asset. Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The Group’s contributions are recognized as employee compensation expenses when they are due.

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

Taxation

A non-U.S. corporation such as the Company and its subsidiaries generally is subject to a 2% U.S. federal income tax (the “freight tax”) in respect of gross shipping income earned from voyages to or from the U.S. However, a corporation that qualifies for the benefits of Section 883 of the U.S. Internal Revenue Code (which depends, in part, on the ownership of the corporation) is exempt from this tax. The Group intends to take the position that it qualified for the Section 883 exemption in 2025, and therefore, that the freight tax should not be owed for such year. However, the freight tax could be owed in future years due to a change in circumstances.

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

The Company’s share capital consists of 500,000,000 common shares, par value $0.001 per share, and 100,000,000 preferred shares, par value of $0.001 per share. The Company’s issued and outstanding share capital is represented by 35,433,544 common shares, par value $0.001 per share as of December 31, 2025. In addition, as of December 31, 2025 and as of the date of this report, OET holds 695,892 common shares in treasury (which are not deemed outstanding) amounting to $4,583,929, measured at cost.

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

The carrying amounts reflected in the consolidated statements of financial position for cash and cash equivalents, restricted cash, trade and other receivables, claims receivable, current accounts due from related parties and other current liabilities, approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair value of variable rate long-term borrowings approximates their recorded value, due to their variable interest being the U.S. dollar SOFR (that substituted LIBOR from July 1, 2023 onwards) and due to the fact that financing institutions have the ability to pass on their funding cost to the Group under certain circumstances, which reflects their current assessed risk. The terms of the Group’s long-term borrowings are similar to those that could be procured as of December 31, 2025. SOFR rates are observable at commonly quoted intervals for the full term of the loans and hence variable rate long-term borrowings are considered Level 2 financial instruments.

Sale and leaseback transactions

If a vessel is sold and subsequently leased back by the Group, pursuant to a memorandum of agreement (MoA) and a bareboat charter agreement, the Group determines when a performance obligation is satisfied in IFRS 15, to determine whether the transfer of a vessel is accounted for as a sale. If the transfer of a vessel satisfies the requirements of IFRS 15 to be accounted for as a sale, the Group measures the right-of- use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained and recognizes only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the transfer of a vessel does not satisfy the requirements of IFRS 15 to be accounted for as a sale, the Group continues to recognize the transferred vessel and shall recognize a financial liability equal to the transfer proceeds. All of the Group lease financing agreements as of December 31, 2025 and 2024 were of this type. Please refer to Note 12 for the description of the nature of these sale and leaseback arrangements, general terms, covenants included, any variable payments, if any, as well as the purchase options and/or obligations they provide for.

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

The Group has determined that the lease component is the lease of a vessel and that the non-lease component comprises vessel operating services provided in connection with the operation of the vessel, including technical management and related operating services. The consideration in the contract is allocated to each separate lease and non-lease component based on the relative stand-alone price of each component, in accordance with IFRS 15.

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

Classification as current or non-current is determined based on the FFA’s maturities. Cash outflows and inflows resulting from the FFAs are presented as cash flows from operations in the consolidated statements of cash flows. FFA derivatives are considered to be Level 2 items in accordance with the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. FFAs do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under Unrealized/realized gain/(loss), net on derivatives in the consolidated statements of profit or loss and other comprehensive income.

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

Adoption of new and revised IFRS

Standards and interpretations effective in the current year

There are no IFRS standards and amendments effective in the current year that are expected to have a material effect on the Group’s financial statements.

Standards and amendments in issue not yet effective

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In April 2024, the IASB issued the new standard IFRS 18 — Presentation and Disclosure in Financial Statements, with the aim to give investors more transparent and comparable information about companies’ financial performance through the introduction of three sets of new requirements: improved comparability in the income statement; enhanced transparency of management-defined performance measures; more useful grouping of information in the financial statements. The new standard will affect all companies using IFRS Accounting Standards and will replace IAS 1 — Presentation of Financial Statements (while some of its requirements will be carried forward in IFRS 18). The standard is effective on or after January 1, 2027 but early adoption is possible. Management is currently assessing the impact this standard will have on its consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments-Disclosure, to clarify the requirements for the timing of recognition and derecognition of certain financial assets and financial liabilities, including a new exception for some financial liabilities settled through an electronic cash transfer system, and to assess contractual cash flow characteristics of financial assets, including those with ESG-linked features. They also amended disclosure requirements relating to investments in equity instruments designated at fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, but early adoption is possible. Management anticipates that this amendment will not have a material impact on the Group’s financial statements.

In July 2024, the IASB published ‘Annual Improvements to IFRS Accounting Standards — Volume 11’. It contains amendments to five standards as result of the IASB’s annual improvements project (IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 — Financial Instruments: Disclosures, IFRS 9 — Financial Instruments, IFRS 10 — Consolidated Financial Statements, IAS 7 — Statement of Cash Flows). The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Group is currently assessing the impacts from the adoption of those five standards.

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

Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, the Company considers both internal and external indicators of potential impairment, in accordance with IAS 36. Indicators of possible impairment may include, but are not limited to, comparing the carrying amount of net assets to market capitalization, changes in interest rates, changes in the technological, market, economic, or legal environments in which the Group operates, changes in forecasted charter rates, and movements in external broker valuations. The Company also assesses whether any evidence suggests the obsolescence or physical damage of the Group’s assets, whether the Group has any plans to dispose of an asset before the end of this estimated useful life.

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

As of December 31, 2025 and 2024, the carrying amount of the vessels owned by the Group was lower than their respective fair values, as estimated by management with consideration to independent brokers’ valuations. As a result, there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its vessels.

Deferred drydocking costs

The Group recognizes drydocking costs as a separate component from the vessels’ carrying amounts and depreciates them on a straight-line basis over the estimated period until the next drydocking of the vessels. If a vessel is disposed of before the next scheduled drydocking, the remaining balance is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. Vessels are estimated to undergo drydocking every 5 years after their initial delivery from the shipyard, until a vessel reaches 10 years of age, and thereafter every 2.5 years to undergo special or intermediate surveys, for major repairs and maintenance that cannot be performed while in operation. However, this estimate might be revised in the future. Management estimates costs capitalized as part of the drydocking component at the time of a vessel’s delivery from the shipyard as costs to be incurred during the first drydocking at the drydock yard for a special survey and parts and supplies used in making such repairs that meet the recognition criteria, based on historical experience with similar types of vessels.

Climate and environmental risk factors

The Group might incur increased operating and maintenance costs to maintain the operational performance and superiority of its vessels. These cost factors are taken into consideration when an indication of impairment arises, and included in the Group’s discounted cash flows calculations. Management adjusts its cash flows, accordingly with the following:

●	an increase in its operating costs both for inflation, as well as extra operating costs associated with the vessels operating effectiveness;
●	an increase associated with the vessels’ special surveys and future Drydock costs; and
●	an adjustment of its weighted average cost of capital calculation.

Management has concluded that its vessels’ carrying values, as well as their useful lives, have not been impaired.

6.	Inventories

Inventories are analyzed as follows:

As of December 31,	2025	2024
Bunkers	14,322,920	21,007,217
Lubricants	2,693,840	3,049,006
Provisions	256,955	285,442
Total	17,273,715	24,341,665

Inventories’ carrying values approximate their fair values as at the reporting date.

7.	Vessels, Net

Vessels, net are analyzed as follows:

	Vessels’ cost	Drydocking and special survey costs	Total
Cost
Balance – January 1, 2024	1,138,221,805	16,215,323	1,154,437,128
Fully amortized Drydock component	—	(6,000,000)	(6,000,000)
Additions	—	11,628,230	11,628,230
Balance - December 31, 2024	1,138,221,805	21,843,553	1,160,065,358
Fully amortized Drydock component	—	(1,600,000)	(1,600,000)
Additions	1,720,000	3,218,335	4,938,335
Balance - December 31, 2025	1,139,941,805	23,461,888	1,163,403,693
Accumulated Depreciation
Balance – January 1, 2024	(158,183,343)	(8,185,605)	(166,368,948)
Fully amortized Drydock component	—	6,000,000	6,000,000
Depreciation charge for the year	(37,494,282)	(3,604,608)	(41,098,890)
Balance - December 31, 2024	(195,677,625)	(5,790,213)	(201,467,838)
Fully amortized Drydock component	—	1,600,000	1,600,000
Depreciation charge for the year	(37,111,815)	(4,306,861)	(41,418,676)
Balance - December 31, 2025	(232,789,440)	(8,497,074)	(241,286,514)
Net Book Value – December 31, 2024	942,544,180	16,053,340	958,597,520
Net Book Value – December 31, 2025	907,152,365	14,964,814	922,117,179

Vessels with an aggregate carrying amount of $922,117,179 as of December 31, 2025 (December 31, 2024: $702,526,997) have been secured under the Group’s credit facilities through, among other things, first priority mortgages.

In the year ended December 31, 2025, the Group drydocked its Suezmax vessels, Nissos Sifnos and Nissos Sikinos, for their first five-year scheduled special survey. The drydock cost amounted to $1.5 million for each of the Nissos Sifnos and Nissos Sikinos, respectively. In addition, during the same drydockings, each vessel was fitted with a shaft generator at a cost of $0.9 million per vessel.

In the year ended December 31, 2024, the Group drydocked its VLCC vessels, for their first five-year scheduled special survey. The drydock cost amounted to $2.1 million for Nissos Despotiko, $2.0 million for Nissos Donoussa, $1.8 million for Nissos Kythnos, and $1.9 million for each of Nissos Rhenia, Nissos Keros and Nissos Anafi.

Depreciation and amortization for the years ended December 31, 2025, 2024 and 2023 amounted to $41,418,676, $41,098,890 and $40,337,658, respectively.

Other Fixed Assets

As of December 31,	2025	2024
Right-of-Use assets	58,332	80,206
Total	58,332	80,206

The Group has recognized Right-of-Use assets, pursuant to contracts for the lease of office space and a Company car. For the year ended December 31, 2025, 2024 and 2023, the Group recorded an amount of $21,874, $35,347 and $44,970, respectively, as depreciation expense with regards to Right-of-Use assets recognized.

Advances for acquisition of vessels

Advances for acquisition of vessels are analyzed as follows:

Balance – January 1, 2025	—
Additions during the period	38,894,251
Balance – December 31, 2025	38,894,251

On November 7, 2025 the Company agreed to acquire from an unaffiliated third party, the Hull No. H5102 and the Hull No. H5103 which were named Nissos Piperi and Nissos Serifopoula upon their respective deliveries, for a purchase price of $97.0 million each and that were delivered to the Company on January 8, 2026 and January 14, 2026, respectively. Part of the purchase price of the vessels amounting to $38.8 million and additional predelivery expenses were already paid in 2025 and presented as of December 31, 2025 in advances for acquisition of vessels in the accompanying consolidated statement of financial position. The Company incurred $94,251 of additional predelivery expenses. The subsidiaries that own these vessels are wholly owned by OET.

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are analyzed as follows:

As of December 31,	2025	2024
Accrued payroll related taxes	11,138	15,176
Accrued voyage expenses	91,710	1,869,834
Accrued loan interest	1,788,128	1,818,963
Accrued social insurance contributions	201,383	184,341
Accrued operating expenses	1,486,172	2,001,847
Accrued EU ETS liabilities	5,053,220	—
Other accrued expenses	12,042	19,155
Total	8,643,793	5,909,316

9.	Vessel Operating Expenses

Vessel operating expenses are analyzed as follows:

For the year ended December 31,	2025	2024	2023
Crew costs	26,130,171	23,963,712	25,824,142
Insurances	3,269,961	3,213,131	3,273,552
Stores	3,753,532	3,798,246	1,874,962
Spares	3,765,560	3,139,300	2,556,623
Repairs and surveys	1,983,375	1,964,837	2,188,650
Flag expenses	1,057,825	875,347	643,661
Lubricants	2,881,776	3,225,877	3,250,710
Telecommunication expenses	574,140	397,166	450,040
Miscellaneous expenses	1,824,107	1,856,642	1,679,945
Total	45,240,447	42,434,258	41,742,285

10.	Voyage Expenses

Voyage expenses are analyzed as follows:

For the year ended December 31,	2025	2024	2023
Port expenses	32,112,985	34,691,410	30,385,334
Bunkers	81,441,896	88,717,067	76,215,708
Other voyage expenses	8,315,703	3,787,828	2,958,197
Total	121,870,584	127,196,305	109,559,239

11.	General and Administrative expenses

General and administrative expenses are analyzed as follows:

For the year ended December 31,	2025	2024	2023
Employee costs	8,466,935	7,665,227	5,816,591
Directors’ fees and expenses	1,029,845	1,200,219	906,598
Professional fees	1,909,549	1,625,369	2,032,332
Other expenses	198,571	420,047	1,177,852
Total	11,604,900	10,910,862	9,933,373

Insurance cover, for certain directors and executives of the Group, in respect to their potential liability towards the Group and third parties for the years ended December 31, 2025, 2024 and 2023, amounted to $483,547, $481,696 and $387,864, respectively.

12.	Long-Term Borrowings

The Group has entered into borrowing agreements which are analyzed as follows:

Loan Facility	Vessel	Outstanding Loan Balance as of December 31, 2025	Unamortized Deferred Financing Fees	Outstanding Net of Loan Financing Fees	Applicable Interest Rate (SOFR(S)+ Margin)
$34.7 Million Secured Term Loan Facility	Milos	29,625,000	120,023	29,504,977	S+1.75%
$31.1 Million Secured Term Loan Facility	Poliegos	26,443,500	216,741	26,226,759	S+1.60%
$113.0 Million Secured Term Loan Facility	Kimolos	26,900,000	95,269	26,804,731	S+1.90%
	Folegandros	26,900,000	95,269	26,804,731	S+1.90%
	Nissos Keros	37,200,000	131,755	37,068,245	S+1.90%
$84.0 Million Secured Term Loan Facility	Nissos Sikinos	34,912,500	197,352	34,715,148	S+1.85%
	Nissos Sifnos	34,912,500	198,713	34,713,787	S+1.85%
$167.5 Million Secured Term Loan Facility	Nissos Rhenia	48,299,711	724,754	47,574,957	S+5.49%
	Nissos Despotiko	48,687,254	738,571	47,948,683	S+5.49%
$125.7 Million Secured Term Loan Facility	Nissos Donoussa	51,735,000	874,247	50,860,753	S+1.65%
$60.0 Million Secured Term Loan Facility	Nissos Kythnos	53,755,938	171,444	53,584,494	S+1.40%
$130.0 Million Secured Term Loan Facility	Nissos Nikouria	64,200,000	378,989	63,821,011	S+1.40%
	Nissos Anafi	63,000,000	380,512	62,619,488	S+1.40%
$65.0 Million Secured Term Loan Facility	Nissos Kea	63,200,000	408,607	62,791,393	S+1.35%
	Total	609,771,403	4,732,246	605,039,157	S+2.22%
	Other lease liabilities			60,740
	Total			605,099,897
*

Post the transition from LIBOR to SOFR as the base rate, these financings include an applicable Credit Adjustment Spread (“CAS”) on top of the SOFR base rate. Relates to the applicable margin as of December 31, 2025.

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

$125.7 Million Secured Term Loan Facility -Nissos Kythnos and Nissos Donoussa

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

$113.0 Million Secured Term Loan Facility – Kimolos, Folegandros and Nissos Keros

On June 27, 2023, Omega Three Marine Corp., Omega Four Marine Corp. and Arethusa Shipping Corp. entered into a $113.0 million senior secured credit facility with ABN AMRO Bank N.V. to refinance the then-existing indebtedness on the vessels Kimolos, Folegandros and Nissos Keros. The facility bears interest at Term SOFR, subject to a mandatory switch mechanism to Compounded SOFR, plus a margin of 1.90% per annum and has a final maturity date of June 30, 2028. The facility is repayable in 20 equal consecutive quarterly installments of $2,200,000, with a balloon payment of $69,000,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Kimolos, Folegandros and Nissos Keros and is guaranteed by the Company.

$84.0 Million Secured Term Loan Facility – Nissos Sikinos and Nissos Sifnos

On September 8, 2023, Omega Six Marine Corp. and Omega Ten Marine Corp. entered into an $84.0 million senior secured credit facility with Crédit Agricole Corporate and Investment Bank (“CACIB”) to refinance the then-existing indebtedness on the vessels Nissos Sikinos and Nissos Sifnos. The facility bears interest at Term SOFR, plus a margin of 1.85% per annum, and has a final maturity date in September 2029. Each of the two tranches is repayable in 24 equal consecutive quarterly installments of $787,500, with a balloon payment of $23,100,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Nissos Sikinos and Nissos Sifnos and is guaranteed by the Company.

$34.7 Million Secured Term Loan Facility - Milos

On January 31, 2024, Omega One Marine Corp. entered into a $34.7 million senior secured term loan facility with Kexim Asia Limited and Kexim Bank (UK) Limited to refinance the then-existing indebtedness on the vessel Milos. The facility bears interest at the applicable Term SOFR, plus a margin of 1.75% per annum, and has a final maturity date in February 2030. The facility is repayable in 24 equal consecutive quarterly installments of $725,000, with a balloon payment of $17,300,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on Milos and is guaranteed by the Company.

$31.1 Million Secured Term Loan Facility - Poliegos

On June 20, 2024, Omega Two Marine Corp. entered into a new $31.11 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Poliegos from its sale and leaseback financier, Ocean Yield (the “Poliegos New Facility”). The Poliegos New Facility is provided by Bank SinoPac Co., Ltd, and the transaction closed on July 1, 2024. The Poliegos New Facility contains an interest rate of Term SOFR plus 160 basis points, matures in six years, and will be repaid in quarterly instalments of approximately $0.78 million each, together with a balloon instalment of approximately $12.44 million payable at maturity. The Poliegos New Facility is secured by, among other things, security (mortgage) over the Poliegos and a pledge of the shares of the borrower, and is guaranteed by the Company.

$167.5 Million Sale and Leaseback Agreements — Nissos Rhenia and Nissos Despotiko

On February 10, 2018, Omega Five Marine Corp. and Omega Seven Marine Corp. entered into approximate $150.52 million sale and leaseback agreements with Ocean Yield with respect to the vessels Nissos Rhenia and Nissos Despotiko.

The charter period for each of the Nissos Rhenia and Nissos Despotiko is 180 months from respective delivery and the charter hire for each such ship is paid monthly, in advance, in a cash amount equal to $18,600 per day per ship for the first five years from the delivery date and $18,350 per day per ship from year six until the end of the charter period, subsequently amended to $18,600 per day per ship for the first two years, $25,200 per day for Nissos Rhenia and $23,336 for Nissos Despotiko for years three and four and $17,200 per day per ship for year five until the end of the charter, plus a non-cash amount of $1,734 per day per ship (which is set off against the $9.5 million prepaid hire that Omega Five Marine Corp. and Omega Seven Marine Corp. made for each ship, respectively). On April 27, 2023, Omega Five Marine Corp. and Omega Seven Marine Corp. entered into an addendum to each bareboat charter to amend the provisions of such bareboat charters in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire is subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum (for three-month periods) or 0.71513% per annum (for twelve-month periods), as applicable, relating to the transition from LIBOR. Each charter is guaranteed by us, and Omega Five Marine Corp. and Omega Seven Marine Corp. permitted a mortgage to be filed regarding the finance lease. Ocean Yield has registered mortgages on both vessels, with amounts not exceeding the lease outstanding amounts.

Additionally, the Company, Omega Five Marine Corp. and Omega Seven Marine Corp., as applicable, have entered into assignment of insurances, assignment of management agreement, charter guarantee, pledge of account, pledge of shares of the bareboat charterer, a manager’s undertaking and a time charter general assignment. Omega Five Marine Corp. and Omega Seven Marine Corp. also have the option to repurchase each or both vessels at the end of years 7, 10, 12 and 14, in varying amounts per ship from $49.8 million to $14.2 million. The Nissos Rhenia was delivered in May 2019 and the Nissos Despotiko was delivered in June 2019. The Company declared the options to purchase the Nissos Rhenia on May 4, 2026 for $47.1 million and the Nissos Despotiko on June 10, 2026 for $47.1 million.

$194.0 Million Sale and Leaseback Agreements — Nissos Kea and Nissos Nikouria

On March 21, 2022, Ark Marine S.A. and Theta Navigation Ltd entered into an approximate $145.5 million sale and leaseback agreement with CMB Financial Leasing Co., Ltd. (“CMBFL”), with respect to the vessels Nissos Kea and Nissos Nikouria. On June 29, 2023 and on January 26, 2024, respectively, Ark Marine S.A. and Theta Navigation Ltd entered into amendment and restatement agreements of each bareboat charter to amend certain provisions of the bareboat charters. The charter period for each of the vessels is 84 months from December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria) and charter hire is payable quarterly as follows: (a) from the delivery date of each vessel and up to and including December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to the Nissos Nikouria), a fixed amount equal to $909,375 plus a variable amount priced at 260 basis points (being 2.45% as margin and 0.15% as CAS) over the applicable three-month Term SOFR, and (b) following December 31, 2023, with respect to Nissos Kea, and March 3, 2024, with respect to the Nissos Nikouria, a fixed amount equal to $909,375 plus a variable amount priced at 200 basis points over the applicable three-month Term SOFR. The first part of the sale and leaseback relating to the delivery of Nissos Kea was drawn on March 31, 2022 and matures on the date falling 84 months from December 31, 2023 and the second part of the sale and leaseback relating to the delivery of Nissos Nikouria was drawn on June 3, 2022 and matures on the date falling 84 months from March 3, 2024. According to each bareboat charter, the Company has a purchase option that it can exercise annually as from December 31, 2024 (with respect to Nissos Kea) and March 3, 2025 (with respect to Nissos Nikouria). If the purchase option date falls after the first but prior to the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel is an amount equal to the opening capital balance i.e., $72,750,000 amount drawn per vessel (75% of the purchase price) minus charter hire paid (the “owner’s costs”), plus (a) accrued but unpaid charter hire, (b) break funding costs including any swap costs, (c) legal and other documented costs of the owner to sell the relevant vessel, and any other additional amounts due under the sale and leaseback documentation. If the purchase option date falls on the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel is an amount equal to $40,921,875 (the “amended owner’s costs”), plus (a) accrued but unpaid charter hire, (b) and other documented costs of the owner to sell the relevant vessel, and (c) any other additional amounts due under the sale and leaseback documentation. Each charter is guaranteed by the Company. Ark Marine S.A. and Theta Navigation Ltd, as applicable, permitted a mortgage to be filed regarding the finance lease as well as entered into an account charge, general assignment, pledge of shares of the bareboat charterer, a builder’s warranties assignment, and a manager’s undertaking. Ark Marine S.A. and Theta Navigation Ltd repurchased the Nissos Kea and Nissos Nikouria, respectively, in June 2025, and therefore these sale and leaseback arrangements are no longer in effect.

$73.5 Million Sale and Leaseback Agreement — Nissos Anafi

On January 29, 2024, Moonsprite Shipping Corp. entered into an approximately $73.5 million sale and leaseback agreements with CMBFL, with respect to the vessel Nissos Anafi. The charter period is 84 months from the vessel’s delivery date and charter hire is payable quarterly in a fixed amount equal to approximately $1.2 million plus a variable amount priced at 190 basis points over the applicable three-month Term SOFR. Moonsprite Shipping Corp. has the option to repurchase the vessel, such option being exercisable quarterly following the one-year anniversary of the vessel’s delivery. If the purchase option date falls prior to the seventh anniversary of the date of the vessel’s delivery, the purchase option price is an amount equal to the opening capital balance (i.e. $73,450,000 (being 65% of the purchase price) minus the fixed amount of charter hire paid on the purchase date (the “owners’ costs”), plus (a) accrued but unpaid charter hire, (b) legal and other documented costs of the owner to sell the vessel, (c) any break-funding costs, and (d) any other additional amounts due under the sale and leaseback documentation. The charter is guaranteed by the Company, and Moonsprite Shipping Corp. has permitted a mortgage to be filed regarding the finance lease and Moonsprite Shipping Corp. has also entered into an account charge and the Company has pledged the shares of the bareboat charterer. Moonsprite Shipping Corp. repurchased the Nissos Anafi in August 2025, and therefore this sale and leaseback arrangement is no longer in effect.

$35.1 Million Unsecured Sponsor Loan

On April 18, 2022, the Company (on behalf of two of the Company’s subsidiaries, Ark Marine S.A. and Theta Navigation Ltd), entered into an unsecured loan facility with Okeanis Marine Holdings S.A., an entity controlled by Mr. Ioannis Alafouzos (on behalf of its subsidiaries Felton Enterprises S.A. and Sandre Enterprises S.A.), relating to the acquisition of the vessels Nissos Kea and Nissos Nikouria. Under the agreement, the loaned amount of approximately $17.6 million for each vessel bears a fixed interest cost of 3.5% per annum and was repayable at the Company’s sole discretion without penalty, up to the maturity date of two years from the relevant vessel’s delivery. During the years ended December 31, 2024 and December 31, 2023 respectively, the Company incurred interest expense amounting to $413,952 and $1,198,168 in respect of loan obtained from an entity controlled by Mr. Ioannis Alafouzos. The Company repaid this facility in March and May 2024.

$65.0 Million Secured Term Loan Facility - Nissos Kea

On June 17, 2025, Ark Marine S.A. entered into a new $65.0 million senior secured credit facility to finance the option to purchase back the VLCC vessel Nissos Kea. The Nissos Kea Facility is provided by a syndicate of banks, led and arranged by E.SUN Commercial Bank, Ltd. The Nissos Kea Facility is priced at 135 basis points over the applicable Term SOFR, matures in seven years, and will be repaid in 28 equal consecutive quarterly instalments of approximately $0.9 million each, together with a balloon instalment of approximately $39.8 million payable at maturity. The Nissos Kea New Facility is secured by, among other things, security over the Nissos Kea, and is guaranteed by the Company. The Nissos Kea Facility was drawn on June 26, 2025.

$130.0 Million Secured Term Loan Facility – Nissos Nikouria and Nissos Anafi

On May 8, 2025, Theta Navigation Ltd. and Moonsprite Shipping Corp. entered into a new $130 million senior secured credit facility with Alpha Bank S.A. to finance the option to purchase back the VLCC vessels Nissos Nikouria and Nissos Anafi (“Nikouria and Anafi Facility”). The Nikouria and Anafi Facility consists of two Advances, Advance A of $66.0 million for the vessel Nissos Nikouria and Advance B of $64.0 million for the vessel Nissos Anafi. The Nikouria and Anafi Facility is priced at 140 basis points over the applicable Term SOFR (or 60 basis points for any outstanding part of the loan in respect of which an amount of at least $1 million has been deposited and blocked for the whole of the relevant interest period in a cash collateral account) and matures in seven years. Advance A and Advance B will be repaid in 28 equal consecutive quarterly instalments of approximately $0.9 million and $1.0 million, respectively, together with a balloon instalment of approximately $40.8 million and $36.0 million, respectively, payable at maturity. Advance A was drawn on May 29, 2025, and Advance B was drawn on July 31, 2025. The Nikouria and Anafi Facility is secured by, among other things, security over the Nissos Nikouria and Nissos Anafi, and is guaranteed by the Company.

$60.0 Million Secured Term Loan Facility -Nissos Kythnos

On May 21, 2024, Anassa Navigation S.A. entered into a new $60.0 million senior secured credit facility for the VLCC vessel Nissos Kythnos with Danish Ship Finance A/S (“Nissos Kythnos New Facility”) to refinance the Group’s existing facility and for general corporate purposes. The Nissos Kythnos New Facility is priced at 140 basis points over the applicable Term SOFR, until December 2026. Thereafter, a new applicable margin will be mutually agreed between the parties, for the remaining duration of the facility, which matures in six years. If the parties do not agree to a new applicable margin, Anassa Navigation S.A. will have the ability to prepay the facility at no additional cost. The facility will be repaid in quarterly instalments of approximately $1.041 million each, together with a balloon installment of approximately $35.024 million payable at maturity, is secured by, among other things, security (mortgage) over the Nissos Kythnos, and is guaranteed by the Company. The facility also includes a sustainability linked margin adjustment provision, starting in 2025, whereby the applicable margin may decrease or increase by 5 basis points per year, subject to the Group meeting certain sustainability linked targets.

$45.0 Million Secured Term Loan Facility – Nissos Piperi

On December 19, 2025, Omega Twelve Marine Corp. entered into a $45.0 million facility agreement, to finance a portion of the acquisition price of the Nissos Piperi, with Alpha Bank S.A. The Nissos Piperi Facility is priced at 130 basis points over the applicable Term SOFR (or 50 basis points for any outstanding part of the loan in respect of which an amount of at least $1.0 million has been deposited and blocked for the whole of the relevant interest period in a cash collateral account), matures in seven years, and will be repaid in quarterly installments of $0.525 million, together with a balloon installment of $30.3 million at maturity. It is secured by, among other things, a mortgage over the Nissos Piperi, and is guaranteed by the Company. The Nissos Piperi Facility was drawn on January 5, 2026.

$45.0 Million Secured Term Loan Facility – Nissos Serifopoula

On December 19, 2025, Omega Fourteen Marine Corp. entered into a $45.0 million facility agreement, to finance a portion of the acquisition price of the Nissos Serifopoula, with the National Bank of Greece S.A. The Nissos Serifopoula Facility is priced at 130 basis points over the applicable Term SOFR (or 50 basis points for any outstanding part of the loan in respect of which the equivalent amount has been deposited and blocked for the whole of the relevant interest period in a cash collateral account), matures in eight years, and will be repaid in quarterly installments of $0.525 million, together with a balloon installment of $28.2 million at maturity. It is secured by, among other things, a mortgage over the Nissos Serifopoula, and is guaranteed by the Company. The Nissos Serifopoula Facility was drawn on January 12, 2026.

According to IFRS 9 “Financial Instruments”, the CMBFL lease amendment for vessel Nissos Kea and vessel Nissos Nikouria, as well as the National Bank of Greece supplemental agreement for vessel Nissos Donoussa, were assessed as modifications of existing financial liabilities. The carrying amount of the modified financial liabilities before the modification was $191.3 million. The remeasurement of the financial liabilities resulted in a modification gain of $1.8 million, which has been recognized as Gain from modification of loans in the statement of profit or loss and other comprehensive income for the year ended December 31, 2024.

The modification gain was calculated based on the present value of the revised future cash flows discounted at the original effective interest rate (EIR).

The sale and leaseback agreements with CMBFL relating to the Nissos Kea, Nissos Nikouria and Nissos Anafi have been refinanced and as a result the unamortized balance of modification gain of $1.1 million relating to Nissos Kea and Nissos Nikouria and the unamortized financing fees of $0.3 million relating to Nissos Anafi were written off and included in Loss on debt extinguishment in the statement of profit or loss and other comprehensive income.

OET is the corporate guarantor for all bank loans as at December 31, 2025.

Lease liabilities connected to Right-of-Use assets

OET Chartering Inc. leases office space in Piraeus from SINGLE MEMBER ANONYMOS TECHNIKI ETAIRIA ERGON, an entity owned by Themistoklis Alafouzos. On August 1, 2018, OET Chartering Inc. entered into a lease agreement for 165.28 square meters of office space for the Company’s operations with SINGLE MEMBER ANONYMOS TECHNIKI ETAIRIA ERGON at a monthly rate of Euro 890. The lease initially was to expire on July 31, 2024 and on July 1, 2024, OET Chartering Inc. entered into an amendment to such lease to extend the term until July 31, 2028. The total expense recognized in the consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2025, 2024 and 2023 amounted to $28,908, $23,151 and $22,040, respectively.

The Group has recognized the following lease liabilities with respect to the Right-of-Use assets:

As of December 31,	2025	2024
Office space	60,740	80,838
Total	60,740	80,838

The maturities of lease liabilities are the following:

For the year ended December 31,	2025	2024
No later than one year	24,965	24,965
Later than one year and not later than five years	41,607	66,573
Total undiscounted cash flows	66,572	91,538
Less: Imputed interest	(5,832)	(10,700)
Carrying value of operating lease liabilities	60,740	80,838

Long-term borrowings net of current portion and current portion of long-term borrowings are analyzed as follows:

	Long-term borrowings,	Current portion of
As of December 31, 2024	net of current portion	long-term borrowings	Total
Outstanding loan balance	603,686,403	47,942,084	651,628,487
Financing fees	(4,789,810)	(1,272,468)	(6,062,278)
Total	598,896,593	46,669,616	645,566,209

	Long-term borrowings,	Current portion of
As of December 31, 2025	net of current portion	long-term borrowings	Total
Outstanding loan balance	472,910,730	136,860,673	609,771,403
Financing fees	(2,365,986)	(2,366,260)	(4,732,246)
Total	470,544,744	134,494,413	605,039,157

The borrowings are repayable as follows:

As of December 31,	2025	2024
No later than one year	136,860,673	47,942,084
Later than one year and not later than five years	338,510,730	335,178,782
Thereafter	134,400,000	268,507,621
Total	609,771,403	651,628,487
Less: Amounts due for settlement within 12 months	(136,860,673)	(47,942,084)
Long-term borrowings, net of current portion	472,910,730	603,686,403

Cash flow reconciliation of liabilities arising from financing activities

A reconciliation of the Group’s financing activities for the years ended December 31, 2025, 2024 and 2023 are presented in the tables below:

Long-term borrowings – January 1, 2023	739,035,681
Cash flows – drawdowns	197,000,000
Cash flows – repayments	(243,355,165)
Loan financing fees	(1,350,000)
Other lease liabilities	(42,021)
Non-cash flows – amortization of loan financing fees	1,994,191
Long-term borrowings – December 31, 2023	693,282,686
Cash flows – drawdowns	199,260,000
Cash flows – repayments	(246,117,877)
Loan financing fees	(1,259,319)
Other lease liabilities	47,100
Non-cash flows – amortization of loan financing fees	2,263,416
Non-cash flows – gain from modification of loans	(1,828,959)
Long-term borrowings – December 31, 2024	645,647,047
Cash flows – drawdowns	195,000,000
Cash flows – repayments	(236,857,084)
Loan financing fees	(1,300,000)
Other lease liabilities	(20,099)
Non-cash flows – amortization of loan financing fees and modification gain	1,246,265
Non-cash flows – loss on debt extinguishment	1,383,768
Long-term borrowings – December 31, 2025	605,099,897

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

The borrowing agreements include several covenants, including restrictions as to changes in management and ownership of the vessels, payment of dividends in the event of default, further incurring indebtedness, mortgaging of vessels without the bank’s prior consent and several financial covenants including:

●	minimum corporate liquidity, being the higher of $10,000,000 and $750,000 per vessel, in the form of free and unencumbered cash and cash equivalents;
●	a consolidated net worth of more than $100,000,000;
●	a leverage ratio of total liabilities to the carrying value of total assets (adjusted for the vessel’s fair market value) of no more than 75%;and
●	the listed status of the Company’s common shares on an exchange operated by the Oslo Børs, the NYSE or on such other acceptable stock exchange.

A number of the Group’s financing agreements require that the Company maintain a minimum fair value of the collateral for each credit facility, so that the aggregate fair value of the vessels collateralizing the credit facility is at least between 120% and 170% — depending on the credit facility — of the aggregate principal amount outstanding under such credit facility. Alternatively, if the relevant borrower does not meet these thresholds, the relevant borrower must prepay a portion of the loan or provide additional security to eliminate the shortfall.

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

All of the Group’s facility agreements require that the Alafouzos family maintain a minimum 35% ownership interest in the Group’s, except for one instance whereby the change in the Group’s ultimate beneficial ownership (i.e., a private individual acquires legal or beneficial ownership of 35% or more of the Group’s share capital or power to cast or control 35% or more of the Group’s voting power or gains effective control over us) is a prepayment event. Some of the Group’s facility agreements provide that a breach of the agreement will occur if Mr. Ioannis Alafouzos and Mr. Themistoklis Alafouzos cease to control the Group (with control being defined as holding at least 35% of the Group’s voting power or the power to appoint or remove a majority of the Group’s directors or officers or the power to give directions regarding the Group’s financial policies or holding at least 35% of our issued share capital), in two instances if Mr. Ioannis Alafouzos, solely or together with any members of the Alafouzos family, ceases to be our major shareholder or ceases to control us (with control being defined as holding at least 35% of the Group’s voting power or the power to appoint or remove a majority of the Group’s directors or officers), and in four instances, if Mr. Ioannis Alafouzos (or a member of the Alafouzos family in three of the four instances) ceases to be the Group’s chairman. Two of the Group’s facility agreements provide that the acquisition by a person or group of persons acting in concert (directly or indirectly) of more than 34.9% of the ultimate legal or beneficial ownership is an event of default under such facility agreements. Finally, the Group’s bareboat charters and the guarantees on the Group’s bareboat charters provide that we may not permit a new party or parties acting in concert to become owners of, or control, more than 50% of our shares and/or voting rights.

As at December 31, 2025 and 2024, the Group was in compliance with its covenants.

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

Related party balances’ analysis

The below table presents the Group’s outstanding balances due from/(to) related parties:

As of December 31,	2025	2024
Kyklades Maritime Corporation	6,286,469	(530,030)
Total	6,286,469	(530,030)

Amounts due from the Management Company as of December 31, 2025 of $6,286,469 as compared to amounts due to the Management Company as of December 31, 2024 of $530,030 represent advances from the Company to the Management Company /expenses paid by the Management Company on behalf of the Company, per the terms of the respective vessel technical management agreements.

All balances noted above are unsecured, interest-free, with no fixed terms of payment and repayable on demand.

Related party transactions’ analysis

The below table presents the Group’s transactions with its related parties:

For the years ended December 31,	2025	2024	2023
Kyklades Maritime Corporation- management fees	4,599,000	4,611,600	4,599,000
Total	4,599,000	4,611,600	4,599,000

KMC solely administers the transactions on behalf of OET’s subsidiaries, without recharging any expenditure back to the ship owning companies. All operating expenses are being incurred and charged directly to OET’s subsidiary companies.

On March 1, 2024, each of the Company’s vessel owning subsidiaries entered into an ETS Services Agreement with KMC, which agreement is effective as of January 1, 2024, pursuant to which KMC obtains, transfers and surrenders emission allowances under the EU Emissions Trading Scheme that came into effect on January 1, 2024, and KMC provides the vessel with emission data in a timely manner to enable compliance with any emission scheme(s) applicable to the vessel. No additional fee is payable under these agreements as the services are part of the technical management fee under the existing technical management agreements. These agreements may be terminated by either party (i) for cause, immediately upon written notice or (ii) for any other reason, upon two months’ written notice. These agreements shall also be deemed automatically terminated on the date of termination of the relevant technical management agreements.

The below table presents an analysis of all payments executed by KMC on behalf of the Group:

For the years ended December 31,	2025	2024	2023
Crew wages	22,843,744	21,231,570	21,043,047
Other crew expenses	3,320,488	3,043,288	3,639,086
Stores	3,782,244	4,433,689	3,864,683
Technical expenses	7,902,869	9,641,650	8,647,728
Insurance	3,103,266	2,969,841	2,717,938
Health, Safety, Quality, Environmental (HSQE) expenses	652,236	614,855	592,246
Other	1,790,057	1,550,392	801,196
Total	43,394,904	43,485,285	41,305,924

Key management and Directors’ remuneration (included in General and administrative expenses)

As of June 1, 2025, the Company introduced a revised compensation policy for the members of its Board of Directors, following a review of the existing structure. Under the new policy, effective June 1, 2025, the annual base fee per director was adjusted from $75,000 to $45,000. In addition, effective June 1, 2025, directors who serve as committee chairs or members of a committee receive annual fees of $15,000 and $10,000 per committee, respectively. The Chairman of the Board does not receive any compensation. In addition, each director is entitled to reimbursement for travelling and other minor out-of-pocket expenses.

Furthermore, OET Chartering Inc. and OET provide compensation to members of key management personnel, which currently comprise of its Chief Executive Officer, Chief Financial Officer, and Chief Commercial Officer. The remuneration expenses comprise salaries, bonuses, directors and officers liability insurance cover, telecommunications, travel and other expenses. For the years ended December 31, 2025, 2024 and 2023, key management personnel remuneration, covering all the above amounted to $4,955,071, $4,810,180 and $3,588,185. There was no amount payable related to key management remuneration as of December 31, 2025, 2024 and 2023.

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

In March 2025, the Company paid a dividend of approximately $11.3 million or $0.35 per share.

In June 2025, the Company paid a dividend of approximately $10.3 million or $0.32 per share.

In September 2025, the Company paid a dividend of approximately $22.5 million or $0.70 per share.

In November, 2025, the Company completed a registered direct offering of 3,239,436 new common shares, at a gross price of $35.50 per share, raising net proceeds of approximately $110.4 million.

In December 2025, the Company paid a dividend of approximately $26.6 million or $0.75 per share.

As of December 31, 2025, the Company had 35,433,544 common shares outstanding (such amount does not include 695,892 treasury shares).

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

The Group’s principal financial instruments comprise long-term borrowings, forward freight agreements, foreign exchange forward swaps, cash and cash equivalents and restricted cash. The main purpose of these financial instruments is to finance the Group’s operations and mitigate its exposure to market and foreign exchange fluctuations. The Group has various other financial assets and liabilities such as trade receivables, current accounts with related parties and payables which arise directly from its operations.

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

The Group is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Group to make interest payments based on SOFR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. From time to time, the Group uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these interest rate swaps is to manage the risks and costs associated with its floating-rate borrowings.

As an indication of the sensitivity from changes in interest rates, an increase by 100 basis points in interest rates would increase interest expense for the year ended December 31, 2025 by $6,435,330 (2024: $6,704,025 and 2023: $6,894,010) assuming all other variables held constant. As of December 31, 2024, and December 31, 2025, the Group has not economically hedged its variable rate interest exposure relating to its existing credit facilities and sale and leasebacks.

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

The tanker shipping industry is cyclical with high volatility in charter rates and profitability. The Group charters its vessels principally in the spot market, being exposed to various unpredictable factors such as: supply and demand of energy resources, global economic and political conditions, natural or other disasters, disruptions in international trade, environmental and other legal regulatory developments and so on. During 2024 and 2025, the Group entered into FFAs in order to minimize losses from charter rate fluctuations and manage any adverse effect charter rate fluctuations may have in the Group’s operating cash flows and dividend distributions.

●	Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses. The Group minimizes liquidity risk by maintaining sufficient cash and cash equivalents.

The following table details the Group’s expected cash outflows for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities, on the earliest date on which the Group would be required to pay to settle. The table includes both interest and principal cash flows. Variable future interest payments were determined based on the one-month SOFR, as of December 31, 2025, of 3.76% (2024: 3.97%), plus the margin applicable to the Group’s loans at the end of the year presented.

	Weighted average effective interest rate	Less than 1 month	1 – 3 months	3 – 12 months	1 – 5 years	5+ years	Total
December 31, 2025
Non-Derivative Liabilities
Trade payables		—	—	13,748,183	—	—	13,748,183
Accrued expenses and other current liabilities		—	—	8,643,793	—	—	8,643,793
Variable interest borrowings	4.51%	2,202,299	14,373,054	49,726,607	406,363,585	144,192,540	616,858,085
Variable interest for debt financing (Sale and Leaseback Agreements)	8.84%	989,692	1,918,194	95,688,125	—	—	98,596,011
Total		3,191,991	16,291,248	167,806,708	406,363,585	144,192,540	737,846,072

	Weighted average effective interest rate	Less than 1 month	1 – 3 months	3 – 12 months	1 – 5 years	5+ years	Total
December 31, 2024
Non-Derivative Liabilities
Trade payables		—	—	19,479,005	—	—	19,479,005
Accrued expenses and other current liabilities		—	—	5,909,316	—	—	5,909,316
Current accounts due to related parties		—	—	530,030	—	—	530,030
Variable interest borrowings	4.86%	2,541,609	15,250,870	53,374,498	391,940,693	216,343,324	679,450,994
Variable interest for debt financing (Sale and Leaseback Agreements)	9.12%	1,358,910	2,660,316	12,428,837	63,359,366	77,158,586	156,966,015
Total		3,900,519	17,911,186	91,721,686	455,300,059	293,501,910	862,335,360

16.	Commitments and Contingencies

Commitments under time charter agreements (Lessor)

As of December 31, 2025, future minimum contractual time charter revenue, based on the Group’s vessels’ committed, non-cancellable time charter agreements, net of address commissions were nil.

Vessel acquisition commitments

As of December 31, 2025, the Company had total obligations under Memorandum of Agreements (Note 7) amounting to $155.2 million.

As of December 31, 2025 and December 31, 2024, the Company did not have any material capital expenditure commitments, except as described below.

As of December 31, 2025, the Company had exercised purchase options for two VLCC tankers, the Nissos Rhenia and Nissos Despotiko, currently on lease from OCY Knight 1 Limited and OCY Knight 2 Limited, respectively, which are expected to be delivered during the second quarter of 2026, for an aggregate consideration of $94.2 million. In addition, the Company had agreed to purchase the Nissos Piperi and Nissos Serifopoula, which were delivered in January 2026.

17.	Earnings per Share

The profit/(loss) and weighted average number of common shares used in the calculation of basic and diluted earnings/(loss) per share are as follows:

As of December 31,	2025	2024	2023
Profit attributable to the owners of the Group	122,951,543	108,863,270	145,251,024
Weighted average number of shares outstanding in the period	32,575,740	32,194,108	32,194,108
Earnings per share, basic and diluted	3.77	3.38	4.51

During the years ended December 31, 2025, 2024 and 2023, there were no potentially dilutive instruments affecting weighted average number of shares, and hence diluted earnings per share equals basic earnings per share for the years presented.

18.	Claims Receivable

As of December 31, 2025, the Group has recognized and presented under “Claims receivable” in the consolidated statements of financial position, receivable amounts from vessels’ insurers totaling $320,097 (2024: $242,576) regarding various claims. The respective receivable claims were recognized in the consolidated statements of financial position since the Group has an unconditional right to receive the claimable amounts from the insurers.

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

The Group monitors capital using gearing ratio, defined as total debt (gross) divided by total equity plus total debt, and its calculation is presented below:

As of December 31,	2025	2024
Total borrowings	609,771,403	651,628,487
Total shareholders’ equity	573,091,238	410,426,916
Gearing ratio	52%	61%

20.	Lease and Non-Lease Components of Revenue

IFRS 16 requires the identification of lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. Regarding time charter arrangements, the Company has concluded that the direct lease component concerns the vessel and indirectly, the non-lease component comprises vessel operating services provided in connection with the operation of the vessel.

As the contracts do not separately specify the consideration for the lease and non-lease components, the consideration is allocated based on the relative stand-alone price of each component. The stand-alone price of the non-lease component is estimated using a cost-plus margin approach, based on the vessel operating expenses incurred during the period.

The below table analyses revenue generated under time charter arrangements:

December 31,	2025	2024	2023
Lease component	6,060,914	16,551,871	30,584,686
Non-lease component	1,533,701	2,090,148	8,817,934
Total	7,594,615	18,642,019	39,402,620

21.	Interest income, Interest expense and Other Finance Costs

Interest and finance related costs are presented below:

For the years ended December 31,	2025	2024	2023
Interest expense	42,153,588	53,628,356	58,680,985
Amortization of loan financing and modification gain	1,246,265	2,263,416	1,994,191
Bank charges and loan commitment fees	365,000	364,929	33,939
Other finance costs	475,660	795,979	469,951
Total	44,240,513	57,052,680	61,179,066

Interest income is presented below:

For the years ended December 31,	2025	2024	2023
Interest income from time deposits	1,733,064	2,575,741	3,428,321
Other interest income	458,676	869,462	676,243
Total	2,191,740	3,445,203	4,104,564

22.	Derivative Financial Instruments

Forward freight agreements and Foreign Exchange Forward Swaps

The fair value of the Group’s derivative financial (liabilities)/ assets as of December 31, 2025 and 2024 related to FFAs and FXSs are presented below:

Derivatives’ Fair values	2025	2024
FXSs	1,590,964	(62,500)
Total	1,590,964	(62,500)

FFAs and FXSs are considered to be Level 2 items in accordance with the fair value hierarchy as defined in IFRS 13 Fair Value Measurement.

Effect on the Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the year ended December 31,	2025	2024	2023
Unrealized gain/ (loss), net on derivatives	1,653,464	(291,873)	229,373
Total unrealized gain/ (loss), net on derivatives	1,653,464	(291,873)	229,373

For the year ended December 31,	2025	2024	2023
Realized gain/ (loss), net on derivatives	1,327,397	(1,264,750)	300,262
Total realized gain/ (loss), net on derivatives	1,327,397	(1,264,750)	300,262

23.	Revenue

The table below presents an analysis of revenue generated from voyage and time charter agreements:

For the years ended December 31,	2025	2024	2023
Voyage Charter	383,954,204	374,587,812	373,693,986
Time Charter (see Note 20)	7,594,615	18,642,019	39,402,620
Total	391,548,819	393,229,831	413,096,606

IFRS 15 Revenue from Contracts with Customers

As of December 31, 2025, 2024 and 2023, the undelivered performance obligation relating to the Group’s voyage charters amounted to $50,939,047, $14,416,473 and $5,590,403 and will be/was recognized in the first quarter of 2026, 2025 and 2024, respectively.

Further, as of December 31, 2025 and 2024, capitalized contract fulfilment costs amounted to $2,345,580 and $3,065,772, respectively, and are presented within prepaid expenses and other current assets in the consolidated statement of financial position.

The table below presents an analysis of earned revenue under voyage charters:

For the years ended December 31,	2025	2024	2023
Freight	346,743,651	336,057,387	338,979,059
Demurrages	37,210,553	38,530,425	34,714,927
Total	383,954,204	374,587,812	373,693,986

As at December 31, 2025 and 2024, the Group’s trade receivables amounted to $83,032,373 and $38,202,231, respectively and related to unbilled revenue from charter agreements relating to voyages in progress at year - end where payment right is conditional.

Charterers, whose outstanding balance, exceed 10% of the total trade receivable amount are presented below:

Customer	2025	2024
Charterer A	22%	20%
Charterer B	17%	19%
Charterer C	10%	12%
Charterer D	10%	10%
Charterer E	10%	—

Credit concentration

Customers individually accounting for more than 10% of the Group’s revenues during the years ended December 31, 2025, 2024 and 2023 were:

Customer	2025	2024	2023
A	12%	14%	—%
B	10%	13%	—%
Total	22%	27%	—%

Revenue by continent

The below table presents revenue generated per continent, based on the Company’s customers’ headquarters, for the years ended December 31, 2025, 2024 and 2023:

Continent	2025	2024	2023
Europe	246,832,835	172,520,562	167,047,840
Asia	110,909,708	162,109,986	156,744,760
South America	9,605,921	19,159,005	40,515,310
North America	24,200,355	37,989,863	48,788,696
Africa	—	1,450,415	—
Total	391,548,819	393,229,831	413,096,606

All of the revenues above are reported under the Group’s single segment, the crude oil tanker segment.

24.	Subsequent Events

In March 2026, the Company paid an amount of approximately $60.5 million, or $1.55 per share, via a dividend.

In January 2026, the Company entered into two memoranda of agreement to purchase two newbuilding Suezmax vessels (approx. 157,000 dwt) from unrelated third-party sellers for $99.3 million each. Both vessels are expected to be delivered to the Company in the second quarter of 2026.

On January 21, 2026, the Company successfully priced an offering of 3,611,111 new shares of the Company’s common stock, par value $0.001 per share, at a price of $36.00 per share, raising gross proceeds of approximately $130.0 million.

On February 28, 2026, the security situation in the Middle East escalated significantly following the commencement of a military conflict involving the United States, Israel, and Iran. The Company continues to monitor developments in the region and potential impacts on its operations. It is possible that such tensions and hostilities could disrupt global crude transportation routes, destabilize the global economy, and adversely affect the Company’s business, financial condition, results of operations, and cash flows.